Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177983

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the stockholders of Inuvo, Inc. and Vertro, Inc.:

On October 17, 2011, Inuvo, Inc. and Vertro, Inc. announced our proposed merger. This joint proxy statement/prospectus describes the merger, including the reasons the merger was proposed, the negotiation process that led to the merger, and other background information. We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the boards of directors of Inuvo and Vertro for use at their special meetings of stockholders, both to be held on February 29, 2012. At the special meetings, among other items, the stockholders of Inuvo and Vertro will be asked to consider and vote on proposals regarding the merger of Anhinga Merger Subsidiary, Inc., referred to as Merger Sub, a newly formed wholly owned subsidiary of Inuvo, with and into Vertro, with Vertro surviving the merger as a wholly owned subsidiary of Inuvo. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to read carefully this joint proxy statement/prospectus and the documents incorporated by reference into it.

If the proposed merger is completed, each holder of Vertro common stock will be entitled to receive 1.546 shares of Inuvo common stock for each share of Vertro common stock he, she or it owns. Inuvo stockholders will continue to own their existing shares of Inuvo common stock. Inuvo common stock is currently traded on the NYSE Amex under the symbol “INUV,” and shares of Vertro common stock are currently traded on the NASDAQ Capital Market under the symbol “VTRO.”

The Inuvo board of directors approved unanimously the merger agreement and the merger, and the Inuvo board of directors recommends unanimously that the Inuvo stockholders vote “FOR” the proposal to approve the issuance of shares of Inuvo common stock in the merger at the Inuvo special meeting. The Vertro board of directors approved unanimously the merger agreement and the merger and recommends unanimously that the Vertro stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger at the Vertro special meeting.

We cannot complete the merger unless:

•	the holders of a majority of the votes cast at the Inuvo special meeting approve the issuance of shares of Inuvo common stock in the merger;

•

the holders of a majority of the shares of Inuvo common stock outstanding and entitled to vote at the Inuvo special meeting adopt the Certificate of Amendment to Inuvo’s Amended Articles of Incorporation;

•

the holders of a majority of the votes cast at the Inuvo special meeting adopt an amendment to the Inuvo 2010 Equity Compensation Plan authorizing an additional 2,500,000 shares to be available for grant; and

•	the holders of a majority of the shares of Vertro common stock outstanding and entitled to vote at the Vertro special meeting adopt the merger agreement and approve the merger.

All Inuvo and Vertro stockholders are invited to attend their company’s special meeting in person. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Inuvo or Vertro special meeting, as applicable, by signing, dating and returning the enclosed proxy card, by calling the toll-free telephone number, or by using the Internet as described in the instructions included with your proxy card.

The obligations of Inuvo and Vertro to complete the merger are subject to the satisfaction or waiver of several conditions. The accompanying joint proxy statement/prospectus contains detailed information about Inuvo, Vertro, the special meetings, the merger agreement and the merger. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 21.

Richard K. Howe President and Chief Executive Officer Inuvo, Inc.	Peter A. Corrao President and Chief Executive Officer Vertro, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is adequate, accurate, truthful, or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated January 27, 2012, and is first being mailed to stockholders on or about January 31, 2012.

INUVO, INC.

15550 Lightwave Drive, Suite 300

Clearwater, Florida 33760

(727) 324-0046

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Time:	1:00 p.m.

Date:	February 29, 2012

Place:	Corporate offices of Inuvo, located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760

Purpose:	(1)	To approve the issuance of Inuvo common stock in the merger

(2)	To adopt the Certificate of Amendment to Inuvo’s Amended Articles of Incorporation

(3)	To adopt an amendment to the Inuvo 2010 Equity Compensation Plan authorizing an additional 2,500,000 shares to be available for grant

(4)	To approve any motion to adjourn or postpone the Inuvo special meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Inuvo special meeting to adopt any of the foregoing proposals

(5)	To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof

The first, second, and third proposals are conditioned on each other and approval of each is required for completion of the merger.

Record Date:	Holders of record of Inuvo common stock as of the close of business on January 27, 2012, the record date for the special meeting, are entitled to notice of and to vote at the meeting.

Proxy Statement:	The enclosed joint proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the merger agreement, and includes a copy of the merger agreement as Appendix A. Please read these documents carefully before deciding how to vote.

The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to approve the issuance of Inuvo common stock in the merger, “FOR” the proposal to adopt the Certificate of Amendment to Inuvo’s Amended Articles of Incorporation, “FOR” the proposal to adopt the amendment to the Inuvo 2010 Equity Compensation Plan, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies.

YOUR VOTE IS IMPORTANT

If you receive a copy of the proxy card by mail, we urge you to date, sign, and promptly return the enclosed form of proxy in the enclosed envelope, to which no postage need be affixed if mailed in the United States. You may also authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Voting your shares over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or attend the special meeting. You are invited to attend the special meeting. If you attend, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy. Please note, however, if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the special meeting, you must obtain from the record holder a proxy issued in your name.

By order of the board of directors,

Wallace D. Ruiz

Chief Financial Officer and Secretary

Clearwater, Florida

January 27, 2012

VERTRO, INC.

143 Varick Street

New York, New York 10013

(212) 231-2000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Time:	9:30 a.m.

Date:	February 29, 2012

Place:	Hyatt Regency Tampa, 211 North Tampa Street, Tampa, Florida 33602

Purpose:	(1) To adopt the agreement and plan of merger, dated October 16, 2011, among Inuvo, Inc., Anhinga Merger Subsidiary, Inc., a wholly owned subsidiary of Inuvo, and Vertro, Inc.

(2) To approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger

(3)    To approve any motion to adjourn or postpone the Vertro special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Vertro special meeting to adopt the merger agreement and approve the merger

(4) To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof

Record Date:	Holders of record of Vertro common stock as of the close of business on January 27, 2012, the record date for the special meeting, are entitled to notice of and to vote at the meeting.

Proxy Statement:	The enclosed joint proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the merger agreement, and includes a copy of the merger agreement as Appendix A. Please read these documents carefully before deciding how to vote.

The Vertro board of directors recommends unanimously that Vertro stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger, “FOR” the proposal to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies.

YOUR VOTE IS IMPORTANT

If you receive a copy of the proxy card by mail, we urge you to date, sign and promptly return the enclosed form of proxy in the enclosed envelope, to which no postage need be affixed if mailed in the United States. You may also authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Voting your shares over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or attend the special meeting. You are invited to attend the special meeting. If you attend, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy. Please note, however, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain from the record holder a proxy issued in your name.

By order of the board of directors,

John B. Pisaris

General Counsel and Secretary

New York, New York

January 27, 2012

ADDITIONAL INFORMATION

This joint proxy statement/prospectus references important business and financial information about Inuvo and Vertro that is not included in or delivered with this joint proxy statement/prospectus. Stockholders of Inuvo or Vertro may obtain copies of this information (excluding all exhibits), which are referred to or incorporated by reference in this joint proxy statement/prospectus, when available, free of cost, by directing a written or oral request to the applicable company at:

Inuvo, Inc. 15550 Lightwave Drive Clearwater, Florida 33760 Attn: Corporate Secretary (727) 324-0046, extension 2123	Vertro, Inc. 143 Varick Street New York, New York 10013 Attn: Corporate Secretary (646) 253-0606

Stockholders of Vertro may also obtain copies of any of these documents and answers to questions about the Vertro special meeting and proposals from Georgeson Inc., Vertro’s proxy solicitor, by directing a written or oral request to:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

(866) 647-8861

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the special meetings. This means you must request this information no later than February 22, 2012. Inuvo or Vertro, as the case may be, will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 27, 2012. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Inuvo or Vertro stockholders nor the issuance by Inuvo common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Inuvo has been provided by Inuvo, and information contained in this joint proxy statement/prospectus regarding Vertro has been provided by Vertro.

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QUESTIONS AND ANSWERS

Following are brief answers to certain questions that you may have regarding the proposals being considered at the special meeting of Inuvo stockholders, referred to as the Inuvo special meeting, and the special meeting of Vertro stockholders, referred to as the Vertro special meeting. Inuvo and Vertro urge you to read carefully this entire joint proxy statement/prospectus, including the appendices, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, because this section does not provide all of the information that might be important to you.

Unless stated otherwise, all references in this joint proxy statement/prospectus to Inuvo are to Inuvo, Inc., a Nevada corporation; all references to Vertro are to Vertro, Inc., a Delaware corporation; all references to the combined company are to Inuvo after the completion of the merger; all references to Merger Sub are to Anhinga Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Inuvo. All references to the merger agreement are to the agreement and plan of merger, dated as of October 16, 2011, as it may be amended from time to time, by and among Inuvo, Vertro and Merger Sub, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	In order to complete the merger, among other conditions, Inuvo stockholders must vote to: (1) approve the issuance of Inuvo common stock to Vertro stockholders pursuant to the merger, (2) adopt the Certificate of Amendment to the Inuvo Amended Articles of Incorporation, and (3) adopt the amendment to the 2010 Equity Compensation Plan authorizing an additional 2,500,000 shares to be available for grant.

Vertro stockholders must vote to adopt the merger agreement and approve the merger. Vertro stockholders are also being asked to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger. Inuvo and Vertro will hold separate special meetings to obtain these approvals.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the special meetings of stockholders of Inuvo and Vertro.

Q:	When and where are the special meetings of stockholders?

A:	Both the Inuvo special meeting and the Vertro special meeting will take place on February 29, 2012, at 1:00 p.m. local time and 9:30 a.m. local time, respectively, at the corporate offices of Inuvo, located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760 and the Hyatt Regency Tampa, 211 North Tampa Street, Tampa, Florida 33602, respectively.

Q:	What will Vertro stockholders receive in the merger?

A:	If the merger is completed, each outstanding share of Vertro common stock will be converted into the right to receive 1.546 shares of Inuvo common stock. Inuvo will not issue any fractional shares of Inuvo common stock in exchange for shares of Vertro common stock. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of Inuvo common stock on the NYSE Amex, LLC, referred to as the NYSE Amex, on the last trading day immediately preceding the effective time of the merger. For more information on the treatment of fractional shares, see the section entitled “The Merger Agreement — Fractional Shares,” beginning on page 86.

Q:	What is the value of the merger consideration?

A:

Because Inuvo will issue 1.546 shares of Inuvo common stock in exchange for each share of Vertro common stock, the value of the merger consideration that holders of Vertro common stock receive will depend on the price per share of Inuvo common stock at the effective time of the merger. That price will not be known at the time of the special meetings and may be less or more than the current price or the price at the time of the special meetings. We urge you to obtain current market quotations of Inuvo common stock and Vertro common stock.

Q:	What will happen to shares of Inuvo common stock in the merger?

A:	Holders of shares of Inuvo common stock will continue to own their existing shares, which will not be converted or canceled in the merger. In the merger, each outstanding share of Vertro common stock will be converted into the right to receive 1.546 shares of Inuvo common stock. Based on 10,035,791 shares of Inuvo common stock and 7,154,941 shares of Vertro common stock outstanding as of October 14, 2011, and after giving effect to an estimated 244,476 shares of Inuvo common stock that are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, 268,595 shares of Vertro common stock that are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, an estimated 436,688 shares of Inuvo common stock that are expected to be issued in lieu of cash under Inuvo’s deferred compensation program immediately prior to the effective time and pursuant to awards of restricted stock that will be issued immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Inuvo common stock on October 14, 2011, and an estimated 321,150 shares of Vertro common stock that are expected to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Vertro’s common stock on October 14, 2011, there would be an aggregate of approximately 22,690,509 shares of Inuvo common stock outstanding on a pro forma basis, giving effect to the merger as of that date.

The actual number of shares of Inuvo common stock to be issued in lieu of cash under Inuvo’s deferred compensation program and pursuant to awards of restricted stock that will be issued immediately prior to the effective time will be based upon the fair market value of Inuvo common stock on the date such shares or awards are granted, and the actual number of shares of Vertro common stock to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time will be based upon the fair market value of Vertro common stock immediately prior to the effective time.

Q:	What will happen to Vertro in the merger?

A:	Merger Sub will merge with and into Vertro. Upon effectiveness of the merger, the separate corporate existence of Merger Sub will cease, and Vertro will continue as the surviving company in the merger as a wholly owned subsidiary of Inuvo and will succeed to and assume all the rights and obligations of Merger Sub.

Q:	How do Inuvo’s and Vertro’s directors and executive officers intend to vote at the special meetings on the proposals to approve the issuance of Inuvo common stock, and to adopt the merger agreement and approve the merger, respectively?

A:	Inuvo: As of January 27, 2012, which is the record date for the Inuvo special meeting, the directors and executive officers of Inuvo held and are entitled to vote, in the aggregate, shares of Inuvo common stock representing approximately 17.9% of the outstanding Inuvo common stock.

Vertro: As of January 27, 2012, which is the record date for the Vertro special meeting, the directors and executive officers of Vertro held and are entitled to vote, in the aggregate, shares of Vertro common stock representing approximately 5.9% of the outstanding Vertro common stock.

Each of Inuvo and Vertro believes that its directors and executive officers intend to vote all of their shares of Inuvo common stock and Vertro common stock “FOR” each of the respective proposals at the respective special meetings.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A.	Yes. A description of some of the risks that you should consider in connection with the merger is included in this joint proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 21.

Q:	When do you expect to complete the merger?

A:	If Vertro and Inuvo receive the required stockholder approvals at their respective special meetings to be held on February 29, 2012, and the other conditions to closing have been satisfied or waived, we expect to complete the merger shortly after those meetings.

Q:	What will happen to Vertro stock options and restricted stock units?

A:	At the effective time of the merger, options to purchase shares of, and restricted stock units based on, Vertro common stock will be converted into and become, respectively, options to purchase, or, as the case may be, restricted stock units based on Inuvo common stock, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger (after giving effect to any acceleration of vesting that occurs by reason of the merger and any related transactions). Each converted stock option may be exercised solely to purchase Inuvo common stock. The number of shares of Inuvo common stock issuable upon exercise of such converted option will be equal to the number of shares of Vertro common stock that were issuable upon exercise under the corresponding Vertro option immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price under the converted option will be the per share exercise price of the corresponding Vertro stock option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest whole cent. The number of shares of Inuvo common stock issuable in respect of converted restricted stock units will be equal to the number of shares of Vertro common stock in respect of such corresponding Vertro restricted stock unit immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole share.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Each of Vertro and Inuvo will receive written opinions from their respective outside legal counsel regarding such qualification. As a result of the reorganization, Vertro stockholders receiving solely Inuvo common stock will not recognize gain or loss for U.S. federal purposes upon the exchange of their shares of Vertro common stock solely for shares of Inuvo common stock in connection with the merger. However, if a Vertro stockholder receives cash in lieu of a fractional share of Inuvo common stock, then such stockholder either will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the fractional share and the amount of cash received, or will receive a distribution taxed as a dividend to the extent of current or accumulated earnings and profits. Inuvo stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger. For a more complete discussion of the U.S. federal income tax consequences of the merger, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 80.

Tax matters are very complicated, and the tax consequences of the merger to a particular Inuvo or Vertro stockholder will depend in part on such stockholder’s circumstances. Accordingly, Inuvo and Vertro urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	Why is Inuvo proposing adoption of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation?

A:	Inuvo is proposing adoption of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation to increase the number of authorized shares of Inuvo common stock from 20,000,000 shares to 40,000,000 shares.

Q:	Why is Inuvo proposing adoption of the amendment to the 2010 Equity Compensation Plan?

A:	Inuvo is proposing adoption of the amendment to the 2010 Equity Compensation Plan in order to increase the number of shares of Inuvo common stock available for grant by an additional 2,500,000 shares.

Q:	Who is entitled to vote at the Inuvo special meeting and the Vertro special meeting?

A:	Inuvo stockholders: The record date for the Inuvo special meeting is January 27, 2012. Only holders of record of Inuvo common stock outstanding and entitled to vote as of the close of business on the record date are entitled to notice of, and to vote at, the Inuvo special meeting or any adjournment or postponement of the Inuvo special meeting.

Vertro stockholders: The record date for the Vertro special meeting is January 27, 2012. Only holders of record of Vertro common stock outstanding and entitled to vote as of the close of business on the record date are entitled to notice of, and to vote at, the Vertro special meeting or any adjournment or postponement of the Vertro special meeting.

Q:	What stockholder vote is required to adopt the various proposals at the Inuvo meeting?

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the proposal to approve the issuance of shares of Inuvo common stock in the merger as a condition to the closing of the merger.

The holders of a majority of the Inuvo common stock outstanding and entitled to vote at the Inuvo special meeting must vote in favor of the adoption of the Certificate of Amendment to the Amended Articles of Incorporation for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the adoption of the amendment to the 2010 Equity Compensation Plan authorizing an additional 2,500,000 shares to be available for grant for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the Inuvo common stock, represented and entitled to vote at the Inuvo special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the Inuvo special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Inuvo special meeting to adopt any of the foregoing proposals, for this proposal to be approved and adopted.

Q:	What stockholder vote is required to adopt the various proposals at the Vertro meeting?

A:	The holders of a majority of the shares of Vertro common stock outstanding and entitled to vote must vote in favor of the adoption of the merger agreement and the approval of the merger. The proposal to approve the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger is nonbinding and advisory, and thus no stockholder vote is required. The proposal will be approved if holders of a majority of the Vertro common stock, represented and entitled to vote at the Vertro special meeting, vote in favor of the proposal. The holders of a majority of the Vertro common stock, represented and entitled to vote at the Vertro special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the Vertro special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Vertro special meeting to adopt the merger agreement and approve the merger.

Q:	What constitutes a quorum?

A.

For the Inuvo special meeting, a quorum is present if the holders of at least one-third of the shares of Inuvo common stock outstanding and entitled to vote at the meeting are present or represented. For the Vertro special meeting, a quorum is present if the holders of a majority of the shares of Vertro common stock outstanding and entitled to vote at the meeting are present or represented. Broker non-votes (which are described below) and abstentions will be counted for purposes of determining whether a quorum is present.

Q:	How do I vote my shares?

A:	Holders of shares of Inuvo common stock or Vertro common stock may indicate how they want to vote on their proxy card and then sign, date, and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the Inuvo special meeting or the Vertro special meeting, as applicable. You may also authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Please note that if you are a stockholder of both Vertro and Inuvo, you will be receiving two separate mailings that contain the same joint proxy statement/prospectus, but two different proxy cards: one for the Inuvo special meeting and one for the Vertro special meeting. Please complete, sign, date, and return all proxy cards you receive in order to ensure that your shares are voted at the Inuvo special meeting or the Vertro special meeting, as applicable. Holders of shares of Inuvo common stock or Vertro common stock may also attend their company’s meeting and vote in person instead of submitting a proxy.

If you are a holder of record of shares of Inuvo common stock and you sign, date, and send in your proxy but do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the issuance of shares of Inuvo common stock in the merger and “FOR” all other proposals to be voted on at the Inuvo special meeting. If your shares are held by a broker, bank or other nominee, please see the answer to the next question.

If you are a holder of record of shares of Vertro common stock and you sign, date, and send in your proxy but do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” all other proposals to be voted on at the Vertro special meeting. If your shares are held by a broker, bank or other nominee, please see the answer to the next question.

Q:	If my shares of Inuvo common stock or Vertro common stock are held by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	If you are an Inuvo stockholder and you do not provide your broker, bank or other nominee with instructions on how to vote your shares, your broker, bank or other nominee will not be permitted to vote them with respect to the proposals regarding the issuance of shares of Inuvo common stock in the merger, the adoption of the Certificate of Amendment to the Amended Articles of Incorporation, and the adoption of the amendment to the 2010 Equity Compensation Plan. If you are a Vertro stockholder and you do not provide your broker, bank or other nominee with instructions on how to vote your shares, your broker, bank or other nominee will not be permitted to vote them with respect to the proposal regarding the adoption of the merger agreement and the approval of the merger or the proposal regarding the nonbinding advisory approval of the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger. This results in a broker non-vote. A broker non-vote with respect to the Inuvo proposal of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation and the Vertro proposal regarding the adoption of the merger agreement and approval of the merger will have the same effect as a vote “AGAINST” such proposals since approval of the proposals requires the affirmative vote of a majority of the voting power of the shares outstanding and entitled to vote. You should, therefore, provide your broker, bank or other nominee with instructions on how to vote your shares or arrange to attend the Inuvo special meeting or Vertro special meeting, as the case may be, and vote your shares in person to avoid a broker non-vote. You are urged to utilize telephone or Internet voting if your broker, bank or other nominee has provided you with the opportunity to do so. See the relevant voting instruction form for instructions. If your broker, bank or other nominee holds your shares and you attend your company’s special meeting in person, you should bring a letter from your broker, bank or other nominee identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the corresponding meeting.

Q:	If I am an Inuvo stockholder, can I attend the Inuvo special meeting and vote my shares in person?

A.	Yes. All holders of shares of Inuvo common stock, including stockholders of record and stockholders who hold their shares through a broker, bank or other nominee, or any other holder of record, are invited to attend the Inuvo special meeting. Holders of record of shares of Inuvo common stock as of the record date can vote in person at the Inuvo special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Inuvo special meeting. If you plan to attend the Inuvo special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. Inuvo reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	If I am a Vertro stockholder, can I attend the Vertro special meeting and vote my shares in person?

A:	Yes. All holders of shares of Vertro common stock, including stockholders of record and stockholders who hold their shares through a broker, bank or other nominee, or any other holder of record, are invited to attend the Vertro special meeting. Holders of record of shares of Vertro common stock as of the record date can vote in person at the Vertro special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Vertro special meeting. If you plan to attend the Vertro special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. Vertro reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Inuvo or Vertro special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Inuvo or Vertro, as applicable, which must be received no later than 5:00 p.m. Eastern time on the day before the special meeting;

•

by logging onto the Internet website specified on your proxy card in the same manner in which you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card, at any time before 5:00 p.m. Eastern time on February 28, 2012;

•	by sending a completed proxy card bearing a later date than your original proxy card, which must be received by 5:00 p.m. Eastern time on February 28, 2012; or

•	by attending the Inuvo or Vertro special meeting, as applicable, and voting in person.

Q:	Are Inuvo and Vertro stockholders entitled to exercise appraisal rights?

A:	No. Neither Inuvo stockholders nor Vertro stockholders are entitled to exercise appraisal rights in connection with the merger. For more information on stockholder appraisal rights, see the section entitled “The Merger — Appraisal Rights” beginning on page 84.

Q:	What should I do if I receive more than one set of voting materials for the Inuvo special meeting or the Vertro special meeting?

A:

You may receive more than one set of voting materials for the Inuvo special meeting or the Vertro special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Inuvo common stock or Vertro common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of Inuvo common stock or Vertro common stock are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q:	Should I send in my Vertro stock certificates now?

A:	No. You should not send in your Vertro stock certificates until you receive written instructions and a letter of transmittal. Please do not send your Vertro stock certificates with your proxy. If you are an Inuvo stockholder, you are not required to take any action with respect to your Inuvo stock certificates.

Q:	What do I need to do now?

A:	Mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on approving the merger.

Q:	Whom do I call if I have questions about the meetings or the merger?

A:	Please call the corporate secretary of Inuvo at (727) 324-0046, extension 2123 or the corporate secretary of Vertro at (646) 253-0606. Vertro has also retained Georgeson Inc., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Vertro special meeting. You may contact Georgeson with questions about the Vertro special meeting at (866) 647-8861.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. Inuvo and Vertro urge you to read carefully this joint proxy statement/prospectus in its entirety, as well as the appendices. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see the section entitled “Where You Can Find More Information” beginning on page 199.

The Parties to the Merger Agreement

Inuvo (page 109)

Inuvo, a Nevada corporation, develops software and analytics technology that is accessible over the Internet for use by online advertisers and website publishers. Inuvo’s common stock is quoted on the NYSE Amex under the symbol “INUV.” Its executive offices are located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760, Telephone: (727) 324-0046.

For additional information regarding Inuvo, see the section entitled “Information About the Companies —Inuvo” beginning on page 109.

Merger Sub (page 109)

Anhinga Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Inuvo, was formed on October 12, 2011, solely for the purpose of facilitating the merger. Its executive offices are located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760, Telephone: (727) 324-0046.

For additional information regarding Merger Sub, see the section entitled “Information About the Companies — Merger Sub” beginning on page 109.

Vertro (page 109)

Vertro, a Delaware corporation, is an Internet company that owns and operates the ALOT product portfolio. Vertro’s common stock trades on the NASDAQ Capital Market under the symbol “VTRO.” Its executive offices are located at 143 Varick Street, New York, New York 10013, Telephone: (212) 231-2000.

For additional information regarding Vertro, see the section entitled “Information About the Companies — Vertro” beginning on page 109.

The Inuvo Special Meeting (page 123)

Inuvo will hold its special meeting of stockholders at its corporate offices, located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760 on the 29th day of February, 2012, at 1:00 p.m., local time. At this meeting, stockholders of Inuvo will be asked to (1) approve the issuance of shares of Inuvo common stock in the merger; (2) adopt the Certificate of Amendment to the Inuvo Amended Articles of Incorporation; (3) adopt the amendment to the Inuvo 2010 Equity Compensation Plan; (4) approve any motion to adjourn or postpone the meeting to solicit additional proxies; and (5) consider such other business as may properly come before the special meeting or any adjournment or postponement thereof.

You can vote at the Inuvo special meeting only if you owned Inuvo common stock at the close of business on January 27, 2012, which is the record date for that meeting.

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the proposal to approve the issuance of shares of Inuvo common stock to Vertro stockholders as a condition to the closing of the merger.

The holders of a majority of the shares of Inuvo common stock outstanding and entitled to vote at the Inuvo special meeting must vote in favor of the adoption of the Certificate of Amendment to the Amended Articles of Incorporation for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the adoption of the amendment to the 2010 Equity Compensation Plan for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the shares of Inuvo common stock, represented and entitled to vote at the Inuvo special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the Inuvo special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Inuvo special meeting to adopt any of the foregoing proposals, for this proposal to be approved and adopted.

As of January 27, 2012, which is the record date for the Inuvo special meeting, the directors and executive officers of Inuvo held and are entitled to vote, in the aggregate, shares of Inuvo common stock representing approximately 17.9% of the outstanding Inuvo common stock.

The Vertro Special Meeting (page 136)

Vertro will hold its special meeting of stockholders at the Hyatt Regency Tampa, located at 211 North Tampa Street, Tampa, Florida 33602, on the 29th day of February, 2012, at 9:30 a.m., local time. At this meeting, stockholders of Vertro will be asked to (1) adopt the merger agreement and approve the merger; (2) approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger; (3) approve any motion to adjourn or postpone the meeting to solicit additional proxies; and (4) consider such other business as may properly come before the special meeting or any adjournment or postponement thereof.

You can vote at the Vertro special meeting only if you owned Vertro common stock at the close of business on January 27, 2012, which is the record date for that meeting.

The holders of a majority of the shares of Vertro common stock outstanding and entitled to vote at the Vertro special meeting must vote in favor of the proposal to adopt the merger agreement and approve the merger. The proposal to approve the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger is nonbinding and advisory, and thus no stockholder vote is required. The proposal will be approved if holders of a majority of the Vertro common stock, represented and entitled to vote at the Vertro special meeting, vote in favor of the proposal. The holders of a majority of the shares of Vertro common stock represented and entitled to vote at the Vertro special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the Vertro special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Vertro special meeting to adopt the merger agreement and approve the merger.

As of January 27, 2012, which is the record date for the Vertro special meeting, the directors and executive officers of Vertro held and are entitled to vote, in the aggregate, shares of Vertro common stock representing approximately 5.9% of the outstanding Vertro common stock.

Overview of the Merger Agreement (page 85)

Inuvo, Merger Sub, and Vertro entered into a merger agreement, which provides for the merger of Merger Sub with and into Vertro, with Vertro surviving the merger as a wholly owned subsidiary of Inuvo. Pursuant to the merger agreement, each share of Vertro common stock outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 1.546 shares of Inuvo common stock, as well as cash payable instead of any fractional shares.

Please see the section entitled “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 85 and the section entitled “The Merger Agreement” beginning on page 85 for a more complete description of the material terms of the merger agreement. The full text of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference.

Inuvo Certificate of Amendment to the Amended Articles of Incorporation (page 127)

The closing of the merger is conditioned upon the holders of a majority of the shares of Inuvo common stock outstanding and entitled to vote at the Inuvo special meeting voting in favor of the adoption of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation to increase the number of authorized shares of Inuvo common stock from 20,000,000 shares to 40,000,000 shares.

Purposes and Reasons for the Merger (page 52)

Inuvo

The board of directors of Inuvo considered many factors in making its determination that the adoption of the merger agreement, the approval of the merger and the issuance of the Inuvo common stock in the merger are advisable, and its unanimous recommendation that the Inuvo stockholders approve the issuance of Inuvo common stock. In arriving at its determination, the Inuvo board consulted with independent financial advisors to Inuvo, as well as Inuvo’s management, legal advisors and other representatives, and considered a number of factors as generally supporting its recommendation, including the following:

•	the merger will create a stronger core business, providing more scale from which to attract advertisers, publishers and consumers;

•	the merger is expected to eliminate approximately $2.4 million in overlapping annual expenses of the combined companies through operating and public company synergies;

•	the merger will diversify revenue streams and mitigate Inuvo’s dependence on one major customer;

•	the merger will provide an existing install and distribution capability through Vertro’s ALOT toolbar applications for Inuvo’s consumer facing innovations;

•	the merger will create a stronger business from which to access both debt and capital markets to support growth; and

•	the merger will combine two experienced digital marketing teams.

A detailed discussion of the background of, and reasons for, the merger are described in the sections entitled “The Merger — Background of the Merger” and “The Merger — Inuvo’s Purposes and Reasons for the Merger” beginning on pages 43 and 52, respectively.

Vertro

The Vertro board of directors considered many factors in making its determination that the adoption of the merger agreement and the approval of the merger are advisable, fair to, and in the best interests of, Vertro and its stockholders and recommending unanimously that the Vertro stockholders adopt the merger agreement and approve the merger. In arriving at its determination, the Vertro board of directors consulted with Vertro’s management, legal advisors and other representatives, and considered a number of factors as generally supporting its recommendation, including the following:

•	based on the respective trading prices of shares of Inuvo’s and Vertro’s common stock on October 14, 2011, the merger consideration to be received by Vertro stockholders represented:

•	an implied premium of approximately 68% over the closing price of Vertro’s common stock on October 14, 2011, the last trading day prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 69% over the average closing prices of Vertro’s common stock over the 30 days prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 60% over the average closing prices of Vertro’s common stock over the 60 days prior to the announcement of the execution of the merger agreement; and

•	an implied premium of approximately 45% over the average closing prices of Vertro’s common stock over the 90 days prior to the announcement of the execution of the merger agreement;

•	America’s Growth Capital’s opinion that the exchange ratio to be received by the holders of shares of Vertro common stock was fair, from a financial point of view, to such stockholders;

•

America’s Growth Capital conducted a comprehensive strategic alternatives process and no other definitive offer was received and no other potential purchasers continued to express an interest in an acquisition of Vertro;

•

the combined company would have a significant increase in scale that would create a stronger core business, which would be expected to attract more advertisers, publishers and consumers, and provide a stronger base to access both debt and capital markets to support growth;

•

the belief that the combination of Inuvo’s and Vertro’s businesses would create more value for the Vertro stockholders in the long-term than Vertro could create as a standalone business given the challenges in its business and the risks of undiversified revenue stream and reliance on a single customer;

•	the combined company would be expected to be able to capitalize on various operating efficiencies and eliminate overlapping operating and public company expenses;

•	the merger would leverage existing relationships held by both parties and mitigate supplier and customer risk facing both Vertro and Inuvo;

•	the merger would provide an existing install and distribution capability through Vertro’s ALOT toolbar applications for Inuvo’s consumer facing innovations; and

•	the other factors set forth in “The Merger — Vertro’s Purposes and Reasons for the Merger” beginning on page 54.

A detailed discussion of the background of, and reasons for, the merger are described in the sections entitled “The Merger — Background of the Merger” and “The Merger — Vertro’s Purposes and Reasons for the Merger” beginning on pages 43 and 54, respectively.

Ownership of Inuvo After the Merger (page 43)

Upon completion of the merger, current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 47.2% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 52.8% of the outstanding common stock of the combined company. Assuming exercise of all the outstanding options (whether or not vested) and warrants of both Inuvo and Vertro, the current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 51.4% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 48.6% of the outstanding common stock of the combined company.

Such calculations are based on the assumption that an estimated 244,476 shares of Inuvo common stock are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, 268,595 shares of Vertro common stock are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, an estimated 436,688 shares of Inuvo common stock are expected to be issued in lieu of cash under Inuvo’s deferred compensation program immediately prior to the effective time and pursuant to awards of restricted stock that will be issued immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Inuvo common stock on October 14, 2011, and an estimated 321,150 shares of Vertro common stock are expected to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Vertro common stock on October 14, 2011, such that there would be an aggregate of approximately 22,690,509 shares of Inuvo common stock outstanding on a pro forma basis, giving effect to the merger as of that date. It is expected that Inuvo will issue approximately 11,973,284 shares of Inuvo common stock to Vertro stockholders as merger consideration.

The actual number of shares of Inuvo common stock to be issued in lieu of cash under Inuvo’s deferred compensation program and pursuant to awards of restricted stock that will be issued immediately prior to the effective time will be based upon the fair market value of Inuvo common stock on the date such shares or awards are granted, and the actual number of shares of Vertro common stock to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time will be based upon the fair market value of Vertro common stock immediately prior to the effective time.

Directors and Executive Officers of Inuvo After the Merger (page 184)

Inuvo will increase the size of its board of directors from five members to seven members, which will include three members who served on Inuvo’s board of directors prior to the merger and three members who served on Vertro’s board of directors. Inuvo and Vertro have agreed to select a seventh member to fill the last vacancy that will exist on the Inuvo board of directors immediately prior to the effective time of the merger. The current president and chief executive officer of Vertro will become the president and chief executive officer of Inuvo and the current president and chief executive officer of Inuvo will become the executive chairman.

Operations and Administration After the Merger

Inuvo is expected to maintain offices in both New York, New York and Clearwater, Florida after closing the merger though with a reduced physical footprint. The various operations, sales, accounting and other administration functions will be performed at the office best equipped to handle the function. The majority of the combined company’s senior management team is expected to be comprised of former Inuvo management.

Recommendation of the Inuvo Board of Directors (page 54)

The Inuvo board of directors determined unanimously that the merger agreement and the merger are advisable, fair to, and in the best interests of Inuvo and its stockholders, and approved the merger agreement and the merger and the issuance of Inuvo common stock in the merger. The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to approve the issuance of shares of Inuvo common stock in the merger, “FOR” the proposal to adopt the Certificate of Amendment to the Amended Articles of Incorporation, “FOR” the proposal to adopt the amendment to the 2010 Equity Compensation Plan, and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Recommendation of the Vertro Board of Directors (page 57)

The Vertro board of directors determined unanimously that the merger agreement and the merger are advisable, fair to, and in the best interests of Vertro and its stockholders, and approved the merger agreement and the merger. The Vertro board of directors recommends unanimously that stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger, “FOR” the proposal to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger, and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Opinion of Craig-Hallum Capital Group, LLC (page 61)

Craig-Hallum Capital Group, LLC, referred to as Craig-Hallum, delivered its opinion to the Inuvo board of directors that as of October 16, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Inuvo, on the basis of and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Craig-Hallum in preparing its opinion.

Craig-Hallum’s opinion only addressed the fairness from a financial point of view to Inuvo, as of October 16, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Craig-Hallum’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Craig-Hallum in preparing its opinion. However, Craig-Hallum’s opinion and the related analyses set forth in this joint proxy statement/prospectus are not intended to be, and do not constitute, a recommendation to the Inuvo board of directors or any stockholder as to how to act or vote with respect to the merger or related matters. See the section entitled “The Merger — Opinion of Craig-Hallum Capital Group, LLC, Financial Advisor to the Inuvo Board of Directors” beginning on page 61.

Opinion of America’s Growth Capital, LLC (page 68)

America’s Growth Capital, LLC, referred to as America’s Growth Capital, rendered its opinion to the Vertro board of directors as to the fairness, from a financial point of view, to the Vertro stockholders, as of October 16, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by America’s Growth Capital in preparing its opinion.

America’s Growth Capital’s opinion only addressed the fairness from a financial point of view to the Vertro stockholders, as of October 16, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of America’s Growth Capital’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by America’s Growth Capital in preparing its opinion. However, America’s Growth Capital’s opinion and the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are not intended to be, and do not constitute, a recommendation to the Vertro board of directors or any stockholder as to how to act or vote with respect to the merger or related matters. See the section entitled “The Merger — Opinion of America’s Growth Capital, LLC, Financial Advisor to the Vertro Board of Directors” beginning on page 68.

Interests of Certain Persons in the Merger (page 73)

In considering the recommendation of the Inuvo board of directors, you should be aware that certain of Inuvo’s officers and directors have interests in the transaction that are different from, or are in addition to, the interests of the Inuvo stockholders. In considering the recommendation of the Vertro board of directors, you should be aware that certain of Vertro’s executive officers and directors have interests in the transaction that are different from, or are in addition to, the interests of the Vertro stockholders. These interests include the following:

•

Three members of Vertro’s board of directors will become directors of Inuvo at the effective time of the merger, and three members of Inuvo’s board of directors will continue as directors of the combined company. Inuvo and Vertro anticipate that the directors of Inuvo following the merger will be Richard K. Howe, Charles D. Morgan, Charles Pope, Peter A. Corrao, Dr. Adele Goldberg, Joseph P. Durrett, and a seventh director to be mutually determined by Inuvo and Vertro.

•

Certain directors and executive officers of Inuvo hold unvested options to purchase Inuvo common stock and restricted stock units based on Inuvo common stock that will vest in connection with the merger.

•

Certain directors and executive officers of Vertro hold restricted stock units based on Vertro common stock that will vest in connection with the merger, and certain executive officers of Vertro are entitled to receive target bonuses under the Vertro 2011 Bonus Program in the event of a change of control such as the merger, all of which will be paid in Vertro common stock in lieu of cash.

•

Executive officers of Inuvo, including Mr. Howe and Wallace D. Ruiz, and executive officers of Vertro, including Mr. Corrao and John B. Pisaris, will enter into new employment agreements with Inuvo upon completion of the merger.

•	Following the merger, Vertro directors, officers and employees are entitled to continued indemnification coverage relating to their service to Vertro in such capacity.

The Inuvo board of directors and the Vertro board of directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. For more information relating to the interests of Vertro and Inuvo directors and officers and certain other persons in the merger, see the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 73 and “The Merger — Material Agreements and Relationships Between the Parties” beginning on page 79.

Accounting Treatment of the Merger (page 83)

Inuvo will be the accounting survivor in the merger. The parties relied upon the fact that stockholders of Inuvo would have control of the combined company on a fully-diluted basis, that Inuvo was the larger of the two entities, that Inuvo paid a premium over the pre-combination fair value of the equity interests of Vertro, and that a majority of the senior management team as well as the finance and accounting operations of the combined company would be comprised of current Inuvo employees, in determining the fact that Inuvo was the accounting acquirer.

Inuvo will account for the merger under GAAP with Inuvo being deemed to have acquired Vertro. This means that the assets and liabilities of Vertro will be recorded, as of the completion of the merger, at their fair values and added to those of Inuvo, including potentially an amount for goodwill to the extent the purchase price exceeds the fair value of the identifiable net assets. Financial statements of Inuvo issued after the merger will reflect only the operations of Vertro’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Vertro.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Vertro’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Vertro’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill, if any.

No Solicitation of Alternative Proposals (page 95)

The merger agreement restricts the ability of Inuvo and Vertro to take action with respect to other acquisition transactions. Except with respect to superior proposals for which the failure to take action would likely be inconsistent with fiduciary duties, each of Inuvo and Vertro has agreed that neither of them will, and they will not permit any of their subsidiaries, or any directors, officers, employees, affiliates, agents or representatives to, initiate, solicit, encourage, or knowingly facilitate the making of any proposal or offer with respect to an acquisition proposal.

Termination of the Merger Agreement (page 100)

Even if the stockholders of Inuvo and Vertro approve the proposals to issue Inuvo common stock in the merger and adopt the merger agreement and approve the merger, respectively, Inuvo and Vertro can jointly agree to terminate the merger agreement by mutual written consent. The merger agreement also contains provisions addressing the circumstances under which either Inuvo or Vertro may terminate the merger agreement.

Inuvo has agreed to pay Vertro $500,000 if the merger agreement is terminated by Vertro as a result of Inuvo having breached or failed to perform in any respect its obligations with respect to third party acquisition proposals or an Inuvo change of recommendation, or if the merger agreement is terminated by Inuvo to accept a superior proposal. Inuvo also has agreed to pay Vertro the $500,000 termination fee if (i) the merger agreement is terminated by Vertro because of an uncured breach by Inuvo or by either party due to a failure to obtain the requisite stockholder approvals, (ii) prior to such termination, a third party shall have made an Inuvo acquisition proposal that was publicly disclosed, and (iii) within 12 months after such termination, Inuvo shall have entered into an agreement to consummate or shall have consummated such Inuvo acquisition proposal.

Vertro has agreed to pay Inuvo $500,000 if the merger agreement is terminated by Inuvo as a result of Vertro having breached or failed to perform in any respect its obligations with respect to third party acquisition proposals or a Vertro change of recommendation, or if the merger agreement is terminated by Vertro to accept a superior proposal. Vertro also has agreed to pay Inuvo the $500,000 termination fee if (i) the merger agreement is terminated by Inuvo because of an uncured breach by Vertro or by either party due to a failure to obtain the requisite stockholder approvals, (ii) prior to such termination, a third party shall have made a Vertro acquisition proposal that was publicly disclosed, and (iii) within 12 months after such termination, Vertro shall have entered into an agreement to consummate or shall have consummated such Vertro acquisition proposal.

For more information on the circumstances under which Inuvo or Vertro may terminate the merger agreement, see the section entitled “The Merger Agreement — Termination” beginning on page 100.

Conditions to the Merger (page 98)

The merger will be completed only if specific conditions, including, among others, the following, are met or waived (to the extent permitted by applicable law) by the parties to the merger agreement:

•	the registration statement that includes this joint proxy statement/prospectus has become effective;

•

the Inuvo proposals to approve the issuance of the shares of Inuvo common stock in the merger, to adopt the Certificate of Amendment to the Inuvo Amended Articles of Incorporation, and to adopt the amendment to the 2010 Equity Compensation Plan have been approved by the requisite votes of the Inuvo stockholders;

•	the Vertro proposal to adopt the merger agreement and approve the merger has been approved by the requisite vote of the Vertro stockholders;

•	the shares of Inuvo common stock to be issued in the merger have been approved for listing on the NYSE Amex, subject to official notice of issuance;

•	the representations and warranties of the parties to the merger agreement are true and correct, except for inaccuracies that would not have a material adverse effect;

•	the requisite covenants of each of the parties have been performed in all material respects in accordance with the merger agreement;

•

this registration statement on Form S-4 will have become effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 will be in effect;

•

no applicable federal or state law or injunction, order or decree of a court or other governmental entity will prohibit or enjoin the merger or the other transactions contemplated by the merger agreement;

•	each of Inuvo and Vertro shall have received the required third party consents;

•	Inuvo shall have entered into certain employment agreements; and

•

Inuvo shall have received financing on terms proposed by Bridge Bank, N.A., referred to as Bridge Bank, prior to the signing of the merger agreement or alternate financing on terms no less favorable in the aggregate.

Appraisal Rights (page 84)

Under the Delaware General Corporation Law, referred to as DGCL, and the Nevada Revised Statutes, referred to as NRS, Inuvo stockholders and Vertro stockholders are not entitled to appraisal rights in connection with the merger.

Listing of Inuvo Common Stock (page 84)

The Inuvo common stock issuable to Vertro stockholders pursuant to the merger will be approved for listing on the NYSE Amex. After the merger, Inuvo common stock will continue to be listed on the NYSE Amex under the symbol “INUV.”

Delisting of Vertro Common Stock

Vertro common stock will be delisted from the NASDAQ Capital Market after the merger and deregistered under the Exchange Act.

Comparative Rights of Inuvo and Vertro Stockholders (page 110)

As a result of the merger, Inuvo’s Amended Articles of Incorporation, as amended by the Certificate of Amendment, and amended and restated bylaws, and the applicable provisions of the NRS will govern the rights of the former holders of Vertro common stock who receive Inuvo common stock in the merger. The rights of those Vertro stockholders are governed currently by the amended and restated certificate of incorporation of Vertro, the amended and restated bylaws of Vertro, and the applicable provisions of the DGCL.

Regulatory Approval (page 84)

Inuvo and Vertro currently are not aware of material governmental consents, approvals, or filings that are required prior to the parties’ consummation of the merger, other than the requirement that Inuvo obtain approval of the listing of the Inuvo common stock to be issued in the merger on the NYSE Amex.

Material U.S. Federal Income Tax Consequences of the Merger (page 80)

Inuvo and Vertro intend that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. A Vertro stockholder will not recognize gain or loss upon the receipt of Inuvo common stock in exchange solely for the stockholder’s Vertro common stock, except that if a Vertro stockholder receives cash in lieu of a fractional share of Inuvo common stock, then such stockholder either will recognize gain or loss, or will receive a distribution taxed as a dividend to the extent of current or accumulated earnings and profits. Any gain or loss will be measured by the difference between the amount of cash received and the stockholder’s tax basis allocable to such fractional share. Any capital gain or loss will generally be long-term capital gain or loss if the holding period for shares of Vertro common stock redeemed for cash instead of the fractional share of Inuvo common stock is more than one year as of the effective date of the merger.

Litigation Relating to the Merger (page 84)

On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against Vertro, its directors, Inuvo, and Merger Sub on behalf of a putative class of similarly situated investors, referred to as the New York Action. Two other complaints, also purportedly brought on behalf of the same class of investors, were filed on November 3 and 10, 2011, against these same defendants in the Delaware Chancery Court. The two Delaware cases were consolidated on November 29, 2011, referred to as the Delaware Action. The plaintiffs in the New York and Delaware Actions allege that Vertro’s board of directors breached their fiduciary duties regarding the merger and that Vertro, Inuvo, and Merger Sub aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the merger be enjoined and seek other unspecified monetary relief.

On December 6, 2011, the plaintiffs in the Delaware Action filed a motion requesting expedited proceedings. The Delaware Chancery Court denied plaintiffs’ motion on December 21, 2011. The defendants in the Delaware Action moved to dismiss the plaintiffs’ complaint on December 15, 2011 and January 3, 2012 and the Delaware Court entered a schedule for the submission of further briefs on these motions on January 6, 2012. On December 30, 2011, the plaintiff in the New York Action moved for expedited discovery and proceedings. The defendants opposed this motion on January 11, 2012. The defendants in the New York Action also moved to dismiss the plaintiff’s complaint on December 16, 2011 and the parties to that case are currently in the processing of briefing the defendants’ motions to dismiss.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Shares of Inuvo common stocks are listed on the NYSE Amex under the symbol “INUV.” Shares of Vertro common stock are listed on the NASDAQ Capital Market under the symbol “VTRO.” The following table shows the closing sale prices of shares of Inuvo common stock and Vertro common stock as reported on the NYSE Amex and NASDAQ Capital Market, respectively, on October 14, 2011, the last full trading day prior to the public announcement of the proposed merger, and on January 26, 2012, the last practicable trading day prior to mailing this joint proxy statement/prospectus. This table also shows the implied value as of those dates of the merger consideration proposed for each shares of Vertro common stock, which we calculated by multiplying the closing price of a share of Inuvo common stock on those dates by the exchange ratio of 1.546. All information in this table gives pro forma effect to Inuvo’s 1:10 reverse stock split of its common stock on December 10, 2010, and Vertro’s 1:5 reverse stock split of its common stock on August 17, 2010.

	Inuvo Common Stock	Vertro Common Stock	Implied Value of One Share of Vertro Common Stock
October 14, 2011	$1.75	$1.61	$2.70
January 26, 2012	$1.08	$1.30	$1.67

The following table sets forth for the periods indicated the high and low per share sale price of shares of Inuvo common stock and Vertro common stock.

	Inuvo		Vertro
	High	Low	High	Low
2010
First Quarter	$4.40	$2.70	$2.50	$1.17
Second Quarter	3.00	1.30	3.45	1.95
Third Quarter	3.40	1.60	2.77	1.69
Fourth Quarter	6.60	2.80	7.25	2.53
2011
First Quarter	$5.85	$2.58	$5.98	$3.23
Second Quarter	3.02	1.65	4.15	1.94
Third Quarter	4.49	1.02	2.44	1.30
Fourth Quarter	1.94	0.69	2.38	0.99
2012
First Quarter (through January 26, 2012)	$1.44	$0.67	$1.39	$0.96

Vertro stockholders are encouraged to obtain current market quotations for shares of Inuvo common stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for shares of Inuvo common stock before or after the date on which the merger is consummated. The market price for shares of Inuvo common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is consummated and thereafter.

Inuvo and Vertro have never paid cash dividends, and currently do not intend to pay cash dividends on Inuvo common stock or Vertro common stock at any time in the near future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act. Forward-looking statements often, although not always, include words or phrases like “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “outlook,” or similar expressions. For example, the following types of statements are, or may be, forward-looking statements:

•

projections, predictions, expectations, estimates or forecasts of the financial or operational performance of Inuvo, Vertro, or the combined company or of the value of assets or liabilities of Inuvo, Vertro, or the combined company;

•	Inuvo’s, Vertro’s or the combined company’s objectives, plans, or goals; and

•	conditions or events following the completion of the proposed merger of Inuvo or Vertro.

These forward-looking statements represent Inuvo’s and Vertro’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of these factors are outside the control of Inuvo and Vertro and could cause actual results to differ materially from the results expressed or implied by these forward-looking statements. In addition to the risk factors described in the section entitled “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus, these factors include:

•	obtaining Inuvo and Vertro stockholder approval of the merger;

•	the merger being more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the anticipated cost savings of the merger taking longer to realize or not being achieved in their entirety;

•

the possibility of adverse publicity or litigation related to the merger, including an adverse outcome thereof, and delay or inability to complete the merger resulting therefrom, and the costs and expenses associated therewith;

•	the risk that the conditions to closing will not be satisfied;

•	the risk that the transaction will be delayed or not close when expected;

•	fluctuations in the trading price and volume of shares of Inuvo and Vertro common stock;

•	other economic, business, and competitive factors generally affecting the business of the combined company;

•	Inuvo’s history of losses;

•	risks frequently encountered by Internet marketing and advertising companies;

•	the adverse effect of search engine industry consolidation and alliances;

•	each of Vertro’s and Inuvo’s ability to expand their relationships with other Internet media content, advertising and product providers;

•	the terms of each of Vertro’s and Inuvo’s bank loan agreements;

•	the dependence of each of Vertro and Inuvo upon a single customer for a significant portion of their respective revenues;

•	each of the parties’ abilities to effectively compete;

•	the impact of increasing government regulations and consumer protection laws;

•	the need to keep pace with changes in technology;

•	the possible interruption of each of Inuvo’s and Vertro’s services and the reliance on third-party providers;

•	Inuvo’s dependence on credit card processing companies and the risks of increasing fees;

•	the risks related to credit card fraud;

•	each of Inuvo’s and Vertro’s history of litigation;

•	liabilities assumed with information that Inuvo retrieves from its websites;

•	the impact of natural disasters on each of Inuvo’s and Vertro’s ability to compete;

•	any failure to adequately protect personal information;

•	possible security breaches and computer viruses;

•	each of Inuvo’s and Vertro’s reliance on executive officers and key personnel;

•	discounts offered to advertisers by upstream advertising networks;

•	the adverse impact on demand for Inuvo’s services from a proliferation of “spam”;

•	the ability to execute upon corporate strategies;

•	Vertro’s ability to distribute and monetize its international products at rates sufficient to meet its expectations;

•	each of Inuvo’s and Vertro’s ability to develop and successfully market new products and services;

•	the potential acceptance of new products in the market;

•	the impact of changes to each of Inuvo’s and Vertro’s monetization partners’ implementation guidelines; and

•	the impact of quarterly results on each of Inuvo’s and Vertro’s stock prices.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus and should be read in conjunction with the risk factors and other disclosures contained or incorporated by reference into this joint proxy statement/prospectus. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any written or oral forward-looking statements that may be made in this joint proxy statement/prospectus or on, before, or after the date of this joint proxy statement/prospectus by Inuvo or Vertro or anyone acting for either or both of them. Except as required by applicable law or regulation, neither Inuvo nor Vertro undertakes any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information in this joint proxy statement/prospectus or incorporated in this joint proxy statement/prospectus by reference, including the matters addressed under “Forward-Looking Statements,” you should consider carefully the following factors before deciding how to vote.

Risks Related to the Merger

The issuance of shares of Inuvo common stock to Vertro stockholders in connection with the merger will substantially dilute the voting power of current Inuvo stockholders.

Upon completion of the merger, current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 47.2% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 52.8% of the outstanding common stock of the combined company. Assuming exercise of all the outstanding options (whether or not vested) and warrants of both Inuvo and Vertro, the current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 51.4% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 48.6% of the outstanding common stock of the combined company.

Accordingly, the issuance of shares of Inuvo common stock to Vertro stockholders in connection with the merger will significantly reduce the relative voting power of each share of Inuvo common stock held by current Inuvo stockholders.

The merger is subject to closing conditions that, if not satisfied or waived in a timely manner or at all, will result in the merger not being completed or delayed. A failure to complete or delay in completing the merger may have an adverse effect on both companies’ businesses due to uncertainty or operating restrictions while the merger is pending or cause the market prices of Inuvo common stock or Vertro common stock to decline.

The merger will not be completed unless all of the conditions to the merger have been satisfied or, if permissible, waived. Neither Inuvo nor Vertro can predict what the effect on the market price of their respective shares would be if the merger is not completed, but depending on market conditions at the time, it could result in a decline in market price. A substantial delay in completing the merger due to litigation that has been and may be instituted regarding the merger or the need to satisfy the conditions to closing the merger, or the imposition of any unfavorable terms, conditions, or restrictions in obtaining a waiver to such conditions or otherwise, could have a material adverse effect on the anticipated benefits of, or increase the costs associated with or delay the cost savings anticipated from, the merger, thereby impacting the business, financial condition or results of operations of Inuvo after the merger. In addition, the parties are subject to restrictions on the operation of their business while the merger is pending, which could impair their ability to operate their businesses and prevent them from pursuing attractive business opportunities that may arise prior to the completion of the merger. Any of these situations could also result in a decline in the market price of Inuvo common stock or Vertro common stock. Also, the uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met) could impact Inuvo’s and Vertro’s relationships with their employees, suppliers and partners. These restrictions and uncertainties could have an adverse impact on Inuvo’s and Vertro’s business, financial condition, or results of operations and could result in a decline in the market price of Inuvo common stock or Vertro common stock or an increase in the volatility of these market prices.

Officers and directors of Vertro and Inuvo may have conflicts of interest because they have severance and other agreements providing for payments.

When considering the recommendation of the Vertro board of directors and the Inuvo board of directors, you should be aware that some executive officers of Vertro and Inuvo and some members of the Vertro board of directors and Inuvo board of directors have interests in the merger that are different from yours. These interests exist because of rights certain directors and executive officers have under incentive, benefit and compensation agreements. These interests may create conflicts of interest with respect to the merger. The Vertro board and the Inuvo board were aware of these conflicts of interest when they approved the merger. See the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 73.

The merger agreement contains provisions that limit Vertro’s and Inuvo’s ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of either Inuvo or Vertro from making an alternative transaction proposal and, in certain circumstances, could require Inuvo or Vertro to pay to the other a fee of $500,000.

Under the merger agreement, Vertro and Inuvo are restricted, subject to limited exceptions, from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in the section entitled “The Merger Agreement — No Solicitation of Alternative Proposals” beginning on page 95), both Vertro and Inuvo are restricted from initiating, soliciting, encouraging, or knowingly facilitating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Additionally, under the merger agreement, in the event of a potential change by either the Vertro or the Inuvo board of directors of its recommendation with respect to the merger-related proposals, the company considering changing its recommendation, if requested, must negotiate in good faith an adjustment to the terms and conditions of the merger agreement to avoid changing its recommendation. Vertro and Inuvo may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Vertro or Inuvo from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the transaction expenses that may become payable in certain circumstances.

Because the exchange ratio is fixed and will not be adjusted for any change in either the price of Vertro common stock or the price of Inuvo common stock, Vertro stockholders cannot be sure of the value of the merger consideration they will receive.

If the merger is completed, each share of Vertro common stock outstanding as of immediately prior to the effective time will be converted into the right to receive 1.546 shares of Inuvo common stock. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Inuvo common stock or Vertro common stock. Changes in the market price of Inuvo common stock prior to the effective time of the merger will affect the market value of the merger consideration that Vertro stockholders will receive in the merger. In addition, the relationship between the market price of Vertro common stock and the market price of Inuvo common stock could change prior to consummation of the merger in a manner that makes the exchange ratio, from a current market price standpoint, less favorable to Vertro stockholders, or less favorable to Inuvo, than it was based on the market prices of Vertro common stock and of Inuvo common stock at the time the parties executed the merger agreement.

The failure to integrate successfully the businesses of Inuvo and Vertro in the expected timeframe could adversely affect the combined company’s future results following the completion of the merger.

The success of the merger will depend, in large part, on the ability of the combined company following the completion of the merger to realize the anticipated benefits from combining the businesses of Inuvo and Vertro. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the merger. Potential difficulties that may be encountered in the integration process include the following:

•	using the combined company’s cash and other assets efficiently to develop the business of the combined company;

•	appropriately managing the liabilities of the combined company;

•	potential unknown or currently unquantifiable liabilities associated with the merger and the operations of the combined company;

•	potential unknown and unforeseen expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

The merger will result in changes to the Inuvo board of directors and the combined company may pursue different strategies than either Inuvo or Vertro may have pursued independently.

If the parties complete the merger, the composition of the Inuvo board of directors will change in accordance with the merger agreement. Following the completion of the merger, the combined company’s board of directors will consist of seven members, including three of the current directors of both Inuvo and Vertro. Currently, it is anticipated that the combined company will continue to advance the product development efforts and business strategies of Inuvo and Vertro. However, because the composition of the board of directors of the combined company will consist of directors from both Inuvo and Vertro the combined company may determine to pursue certain business strategies that neither Inuvo nor Vertro would have pursued independently.

Future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy statement/prospectus and the financial forecasts prepared by Inuvo and Vertro in connection with discussions concerning the merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined financial statements presented in this joint proxy statement/prospectus, which show only a combination of the historical results of Inuvo and Vertro, and the financial forecasts prepared by Inuvo and Vertro in connection with discussions concerning the merger. Inuvo and Vertro expect to incur significant costs associated with the completion of the merger and combining the operations of the two companies. The exact magnitude of these costs are not yet known. Furthermore, these costs may decrease the capital that the combined company could use for continued development of the combined company’s business in the future or may cause the combined company to seek to raise new capital sooner than expected.

Pending litigation against Vertro and Inuvo could prevent or delay the completion of the merger, result in the payment of damages in the event the merger is completed, or adversely affect Inuvo’s financial condition or results of operations following the merger.

On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against Vertro, its directors, Inuvo, and Merger Sub on behalf of a putative class of similarly situated investors, referred to as the New York Action. Two other complaints, also purportedly brought on behalf of the same class of investors, were filed on November 3 and 10, 2011, against these same defendants in the Delaware

Chancery Court. The two Delaware cases were consolidated on November 29, 2011, referred to as the Delaware Action. The plaintiffs in the New York and Delaware Actions allege that Vertro’s board of directors breached their fiduciary duties regarding the merger and that Vertro, Inuvo, and Merger Sub aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the merger be enjoined and seek other unspecified monetary relief.

On December 6, 2011, the plaintiffs in the Delaware Action filed a motion requesting expedited proceedings. The Delaware Chancery Court denied plaintiffs’ motion on December 21, 2011. The defendants in the Delaware Action moved to dismiss the plaintiffs’ complaint on December 15, 2011 and January 3, 2012 and the Delaware Court entered a schedule for the submission of further briefs on these motions on January 6, 2012. On December 30, 2011, the plaintiff in the New York Action moved for expedited discovery and proceedings. The defendants opposed this motion on January 11, 2012. The defendants in the New York Action also moved to dismiss the plaintiff’s complaint on December 16, 2011 and the parties to that case are currently in the processing of briefing the defendants’ motions to dismiss. The Vertro defendants and Inuvo believe the lawsuits are without merit, but the outcome of any such litigation is inherently uncertain. If a dismissal is not granted or a settlement is not reached, the lawsuit could prevent or delay the completion of the merger and result in substantial costs to Inuvo and Vertro. In addition, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes could adversely affect Inuvo’s financial condition or results of operations.

Risks Relating to Inuvo

Inuvo has a history of losses and there are no assurances it will ever generate profits.

As of September 30, 2011, Inuvo has an accumulated deficit of approximately $110 million. For 2010, its operating loss from continuing operations was approximately $4.6 million and for 2009 its operating loss from continuing operations was approximately $5.1 million. For the first nine months of 2011, Inuvo’s loss from continuing operations was approximately $4.9 million. Its future capital requirements depend on a number of factors, including its ability to internally grow its revenues, manage its business and control its expenses. If Inuvo is not successful in increasing its revenues, it may be required to raise additional capital to fund its operations and pay its obligations as they become due. Inuvo does not have any firm commitments to provide capital, and it may be unable to raise funds upon terms satisfactory to it.

Inuvo is subject to risks frequently encountered by companies in the Internet marketing and advertising industry.

Inuvo’s prospects for financial and operational success must be considered in light of the risks frequently encountered by companies in the Internet marketing and advertising industry. During 2010 and continuing into 2011, the search alliance between Microsoft and Yahoo! adversely impacted Inuvo’s revenues, and any continued consolidation within the search segment could result in additional decline in this portion of its business. In addition, Inuvo faces other risks associated with its industry, including the need to:

•	attract new clients and maintain current client relationships;

•	achieve effective advertising campaign results for its clients;

•	continue to expand the number of services and technologies it offers;

•	successfully implement its business model, which is evolving;

•	respond to pricing pressure in some of its lines of business;

•	maintain its reputation and build trust with its clients;

•	identify, attract, retain and motivate qualified personnel;

•	accurately measure impressions, searches, clicks, or other online actions for its advertisers, publishers, or partners;

•	adapt to changes in online advertising, email, and other filtering software; and

•	manage online credit card billing and customer service concerns.

Inuvo may be unable to effectively manage these risks. Its failure to do so could result in a decline in its revenues and impact its ability to continue as a going concern.

Inuvo’s success depends on its ability to continue and expand relationships with other Internet media content, advertising and product providers.

The Internet includes an ever-increasing number of businesses that offer and market consumer products and services. Advertising providers allow Inuvo to generate advertising revenue from its and its affiliates’ websites, as well as profit sharing arrangements for joint effort marketing programs. Inuvo expects that with the increasing number of entrants into the Internet commerce arena, advertising costs and joint effort marketing programs will become more competitive. Additionally, upstream advertising networks that Inuvo uses may offer customers discounts as a way to attract more advertisers to their network thereby reducing its revenues generated by these networks. This competitive environment might prevent Inuvo from satisfactorily executing profit generating advertising and joint effort marketing programs in the future. This competitive environment may also prevent Inuvo from providing content and product and service providers from marketing their products and services through its or its affiliates’ websites. If Inuvo fails to continue establishing new, and maintaining and expanding existing, profitable advertising and joint marketing arrangements, it may suffer substantial adverse consequences to its financial condition and results of operations.

If Inuvo is unable to raise additional capital as needed, its ability to grow its company and satisfy its obligations as they become due will be in jeopardy.

It is likely that Inuvo will need to raise significant additional capital to grow its company, fund its operating expenses and satisfy its obligations as they become due, including its revolving credit facility with Bridge Bank, which matures in 2013, and to regain full compliance with the continued listing standards of NYSE Amex. In addition, Inuvo may require additional waivers from compliance with certain loan covenants from its primary lender which it may not receive. Inuvo does not have any commitments to provide this additional capital and it cannot assure you that funds are available to it upon terms acceptable to it, if at all. If Inuvo does not raise funds as needed, its ability to provide for current working capital needs and satisfy its obligations will be in jeopardy.

Inuvo depends on a single customer for a significant portion of its revenues.

Inuvo received 86% of its net revenue for the nine months ended September 30, 2011, from a single customer and this customer accounted for 80.3% of its revenue in 2010. Inuvo currently has 15 months remaining on the original agreement with this customer. The loss of that customer or a material change in the revenue or gross profit generated by that customer could have a material adverse impact on Inuvo’s business, results of operations and financial condition.

Inuvo may not successfully defend itself against litigation.

Inuvo is a defendant in several pending lawsuits in which the plaintiffs are seeking damages in significant amounts. If Inuvo is not successful, one or more of these lawsuits could result in an unfavorable judgment against it. If Inuvo is unable to satisfactorily settle these lawsuits and it does not prevail in court, it may be subject to judgments in amounts which exceed its available capital which will damage its business and its ability to continue as a going concern.

Inuvo is deficient in the continued listing standards of NYSE Amex and there are no assurances it will be able to regain compliance within the timeframe permitted by the exchange.

In May 2011, Inuvo was notified by NYSE Regulation that it was below certain of the NYSE Amex’s continued listing standards due to stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three of its four most recent fiscal years as set forth in Section 1003(a)(ii) of the NYSE Amex’s company guide. Inuvo was afforded the opportunity to submit a plan of compliance to the exchange by June 8, 2011, that demonstrated its ability to regain compliance with Section 1003(a)(ii) of the company guide within a maximum of 18 months from the submission of the plan. On July 6, 2011, Inuvo was notified by the exchange that it had made a reasonable demonstration of Inuvo’s ability to regain compliance with the continued listing standards by December 8, 2012. The exchange continued the listing of Inuvo’s common stock subject to certain conditions, including the requirement to provide updates on Inuvo’s progress. If Inuvo does not regain compliance with the continued listing standards by December 8, 2012, subject to its continued progress in accordance with the plan it submitted, Inuvo’s common stock will be subject to delisting procedures. In that event, it is likely that Inuvo’s common stock would be quoted in the over the counter market on the OTC Bulletin Board. The loss of Inuvo’s exchange listing will adversely impact the future liquidity of Inuvo’s common stock and may make it more difficult for its stockholders to resell those shares.

Inuvo competes with many companies, some of whom are more established and better capitalized than it.

Inuvo competes with a variety of companies on a worldwide basis both through the Internet and in traditional markets. Most of these companies are larger and better capitalized than Inuvo. There are also few barriers to entry in its markets. Inuvo’s competitors may develop services that are superior to, or have greater market acceptance than its services. For example, many of Inuvo’s current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than Inuvo. These factors may allow Inuvo’s competitors to respond more quickly than it can to new or emerging technologies and changes in customer requirements. Inuvo’s competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build larger registrant and membership bases. In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establish cooperative, and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers (ISPs), Inuvo’s ability to reach potential customers through online advertising may be restricted. Any of these competitors could jeopardize Inuvo’s existing affiliate program and relationships with portals, search engines, ISPs and other Internet properties. Failure to compete effectively including by developing and enhancing Inuvo’s services offerings would have a material adverse effect on its business, results of operations, financial condition and the trading price of its common stock.

Increasing government regulations, consumer protection laws or taxation could adversely affect Inuvo’s business.

Inuvo is affected not only by regulations applicable to businesses generally, but also by federal, state, local and foreign laws, rules, regulations and taxes directly applicable to electronic communications, telecommunications and the Internet. Laws and regulations related to the Internet are becoming more prevalent, and new laws and regulations are under consideration in various jurisdictions. Many areas of law affecting the Internet remain unsettled, and it may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet. New, or amendments to existing laws and regulations, including laws and regulations that govern, restrict, tax or affect things such as user privacy, the pricing and taxation of goods and services offered over the Internet, the content of websites, access to websites, linking of websites, outgoing email solicitations, consumer protection and the characteristics and quality of products and services offered over the Internet could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo’s business must keep pace with rapid technological change to remain competitive.

Inuvo’s business operates in a market characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, enhancements, and changing customer demands. It must adapt to rapidly changing technologies and industry standards and continually improve the speed, performance, features, ease of use and reliability of its services. Introducing new technology into its systems involves numerous technical challenges, requires substantial amounts of capital and personnel resources, and often takes many months to complete. Inuvo may not successfully integrate new technology into its websites on a timely basis, which may degrade the responsiveness and speed of its websites. Technology, once integrated, may not function as expected. In addition, the number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years. Failure to attract and retain a substantial number of mobile device users to Inuvo’s services, or failure to develop services that are more compatible with mobile communications devices, or failure to generally keep pace with rapid technological change could have a material adverse effect on its business, results of operations, financial condition and the trading price of Inuvo’s common stock.

Inuvo’s services may be interrupted due to problems with its servers, its network hardware and software, or its inability to obtain network capacity.

The performance of Inuvo’s server and networking hardware and software infrastructure is critical to its business and reputation and its ability to attract Internet users, advertisers, members and e-commerce partners to its websites and to convert members to subscribers. Inuvo has experienced occasional system interruptions as a result of unexpected increases in usage. Inuvo cannot assure you it will not incur similar or more serious interruptions in the future. An unexpected or substantial increase in the use of its websites could strain the capacity of its systems, which could lead to a slower response time or system failures. Any slowdowns or system failures could adversely affect the speed and responsiveness of Inuvo’s websites and would diminish the experience for users. Further, if usage of Inuvo’s websites substantially increases, it may need to purchase additional servers and networking equipment to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of Inuvo’s websites could reduce traffic on the websites and, if sustained or repeated, could impair Inuvo’s reputation and the attractiveness of its brands, all of which could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock. Furthermore, Inuvo relies on many different hardware and software systems. Failure of these systems or inability to rapidly expand its transaction-processing systems and network infrastructure in response to a significant unexpected increase in usage could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock. The failure to establish and maintain affiliate agreements and relationships could limit the growth of business. Inuvo has entered into, and expect to continue to enter into, arrangements with affiliates to increase traffic to its websites and enhance its brands. If any of the current agreements are terminated, Inuvo may not be able to replace the terminated agreement with an equally beneficial arrangement. Inuvo cannot assure you that it will be able to renew any of its current agreements when they expire on acceptable terms, if at all. Inuvo also does not know whether it will be successful in entering into additional agreements or that any relationships, if entered into, will be on terms favorable to it. Failure to establish and maintain affiliate agreements and relationships could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo’s business relies on a number of third-party providers, and their failure to perform or termination of the relationships with them could harm Inuvo’s business.

Inuvo licenses technologies from third parties to facilitate its ability to provide its services. Any failure on Inuvo’s part to comply with the terms of these licenses could result in the loss of its rights to continue using the licensed technology, and Inuvo could experience difficulties obtaining licenses for alternative technologies.

Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo depends on its merchant and banking relationships, as well as strategic relationships with third parties, who provide it with payment processing solutions.

From time to time, VISA and MasterCard increase the fees that they charge processors. Inuvo may attempt to pass these increases along to its merchant customers, but this might result in the loss of those customers to Inuvo’s competitors who do not pass along the increases. Inuvo’s revenues from merchant account processing are dependent upon its continued merchant relationships which are highly sensitive and can be canceled if customer charge-backs escalate and generate concern that the company has held back insufficient funds in reserve accounts to cover these charge-backs. Cancellation by Inuvo’s merchant providers would most likely result in the loss of new customers and lead to a reduction in Inuvo’s revenues.

Inuvo is exposed to risks associated with credit card fraud and credit payment.

Many of Inuvo’s customers use credit cards to pay for its services. Inuvo has suffered losses, and may continue to suffer losses, as a result of orders placed with fraudulent credit card data, even though the associated financial institution approved payment. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder’s signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo’s business may incur liability for information retrieved from or transmitted through its websites or websites linked to it.

Because Inuvo’s business publishes or makes various information available on its websites or though linked websites, it may be sued for, or incur liability related to, defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or other legal claims. Inuvo’s business also offers email services subjecting it to liabilities or claims relating to unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or interruptions or delays in email service. Liability or expense relating to these types of claims could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo’s business could be significantly impacted by the occurrence of natural disasters such as hurricanes and other catastrophic events.

Inuvo’s primary data center and corporate headquarters are located in Clearwater, Florida and are, therefore, susceptible to damage from hurricanes or other tropical storms. Although Inuvo believes it has adequate backup for this data in a secure location, it may not be able to prevent outages and downtime caused by these storms or other events out of its control, which could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo may incur liability if it fails to adequately protect personal information.

Inuvo’s business handles personally identifiable information pertaining to visitors to its websites residing in the United States as well as foreign countries. Many jurisdictions have adopted privacy, security, and data protection laws and regulations intended to prevent improper use and disclosure of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for failure to comply. These laws, which are subject to change and may be inconsistent, may impose costly administrative requirements, limit Inuvo’s handling of information, and subject it to increased government oversight and financial liabilities all of which could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Security breaches and inappropriate Internet use could damage Inuvo’s business.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce in particular. Failure to successfully prevent security breaches could significantly harm Inuvo’s business and expose it to lawsuits. Anyone who is able to circumvent Inuvo’s security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in Inuvo’s operations, or damage its brand and reputation. Breach of Inuvo’s security measures could result in the disclosure of personally identifiable information and could expose Inuvo to legal liability. Inuvo cannot assure you that its financial systems and other technology resources are completely secure from security breaches or sabotage. Inuvo has experienced security breaches and attempts at “hacking.” It may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, any well-publicized compromise of Inuvo’s security or the security of any other Internet provider could deter people from using Inuvo’s services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials. All of these factors could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Computer viruses could damage Inuvo’s business.

Computer viruses, worms and similar programs may cause Inuvo’s systems to incur delays or other service interruptions and could damage its reputation and ability to provide its services and expose it to legal liability, all of which could have a material adverse effect on Inuvo’s business, results of operations, financial condition and the trading price of its common stock.

Inuvo depends on key personnel, the loss of whom could harm its business.

Inuvo’s success depends in part on the retention of personnel critical to its business operations due to, for example, unique technical skills, management expertise or key business relationships. Inuvo may be unable to retain existing management, finance, engineering, sales, customer support, and operations personnel that are critical to its success, which may result in disruption of operations, loss of key business relationships, information, expertise or know-how, unanticipated additional recruitment and training costs, including loss of revenue and profitability. Inuvo’s future success is substantially dependent on the continued service of its key senior management. The loss of the services of any member of Inuvo’s senior management team, or of any other key employees, could divert management’s time and attention, increase Inuvo’s expenses and adversely affect its ability to conduct its business efficiently. Inuvo’s future success also depends on its continuing ability to attract, retain and motivate highly skilled employees. Inuvo may be unable to retain its key employees or attract, retain and motivate other highly qualified employees in the future. Inuvo has experienced difficulty from time to time in attracting or retaining the personnel necessary to support the growth of its business, and may experience similar difficulties in the future.

Demand for Inuvo’s services may decline due to the proliferation of “spam” and software designed to prevent its delivery.

Inuvo’s business may be adversely affected by the proliferation of “spam” and other unwanted Internet solicitations. In response to such proliferation, ISP’s have been adopting technologies, and individual computer users are installing software on their computers that are designed to prevent the delivery of certain Internet advertising, including legitimate solicitations such as those delivered by Inuvo. Inuvo cannot assure you that the number of ISP’s and individual computer users who employ these or other similar technologies and software will not increase, thereby diminishing the efficacy of Inuvo’s services. In the case that one or more of these technologies are widely adopted or the software widely utilized, demand for Inuvo’s services would decline.

Defects in the Inuvo Platform, disruptions in its service or errors in execution could diminish demand for Inuvo’s service and subject it to substantial liability.

The Inuvo Platform is complex and incorporates a variety of hardware and proprietary and licensed software. Internet-based services such as Inuvo’s frequently experience disruptions from undetected defects when first introduced or when new versions or enhancements are released. In addition, Inuvo’s recently added text messaging capabilities may hinder the performance of its platform as it has limited experience with dealing with text messaging services. From time to time Inuvo has corrected defects in its platform. Other defects in the Inuvo Platform, or defects in new features, complementary services or upgrades released in the future, could result in service disruptions for one or more clients. Inuvo’s clients might use Inuvo’s service in unanticipated ways that cause a service disruption for other clients attempting to access their contact list information and other data stored on the Inuvo platform. In addition, a client may encounter a service disruption or slowdown due to high usage levels of service. Because clients use Inuvo’s service for critical business processes, any defect in the Inuvo Platform, any disruption in its service or any error in execution could cause existing or potential clients not to use Inuvo’s service, could harm its reputation, and could subject it to litigation and significant liability for damage to its clients’ businesses.

The market price for shares of Inuvo’s common stock may continue to be highly volatile and subject to wide fluctuations.

The market for Inuvo’s common stock has recently been subject to significant disruptions that have caused substantial volatility in the prices of these securities, which may or may not have corresponded to the business or financial success of Inuvo. The market price for shares of Inuvo’s common stock has declined substantially in recent months and could decline further if Inuvo’s future operating results fail to meet or exceed the expectations of market analysts and investors and/or current economic or market conditions persist or worsen. Some specific factors that may have a significant effect on the future market price of Inuvo’s common stock include:

•	actual or expected fluctuations in its operating results;

•	variance in its financial performance from the expectations of market analysts;

•	changes in general economic conditions or conditions in its industry generally;

•	changes in conditions in the financial markets;

•	announcements of significant acquisitions or contracts by Inuvo or its competitors;

•	its inability to raise additional capital and maintain its exchange listing;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	additions or departures of key management personnel;

•	actions by its stockholders;

•	changes in market prices for its products; and

•	changes in stock market analyst research and recommendations regarding the shares of Inuvo’s common stock, other comparable companies or its industry generally.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. These broad market and industry factors may materially harm the market price of Inuvo’s common stock, regardless of Inuvo’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against Inuvo, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on Inuvo’s business, financial condition and results of operations.

Risks Relating to Vertro

Risks Related to Vertro’s Business

One paid listings provider, which is a competitor of Vertro, accounts for a significant portion of Vertro’s consolidated revenue and any adverse change in that relationship would likely result in a significant decline in Vertro’s revenue, and Vertro’s business operations could be significantly harmed.

Vertro has an agreement with Google pursuant to which it utilizes Google’s paid search results and algorithmic search services for approved ALOT websites and applications. Vertro renewed its agreement with Google in December 2010 for a two year term beginning on January 1, 2011, and expiring on December 31, 2012, unless either party elects not to continue after December 31, 2011, by providing written notice thereof at least 60 days prior to December 31, 2011. Vertro receives a share of the revenue generated by the paid search results services supplied to it from Google. The amount of revenue Vertro receives from Google depends on a number of factors outside of its control, including the amount Google charges for advertisements, the depth of advertisements available from Google, and the ability of Google’s system to display relevant ads in response to its end-user queries. For the quarter ended September 30, 2011, Google accounted for approximately 82% of Vertro’s consolidated revenue from continuing operations. Vertro’s agreement with Google contains broad termination rights and its use of Google’s paid search results and algorithmic search services are subject to Google’s implementation guidelines. Google also competes with Vertro’s ALOT business. Vertro likely will experience a significant decline in revenue and its business operations could be significantly harmed if:

•	Vertro fails to have websites and applications approved by Google;

•	Google’s performance deteriorates;

•	Vertro violates Google’s guidelines or Google changes their implementation guidelines; or

•	Google exercises its termination right or elects to not continue the agreement after December 31, 2011.

In addition, if any of these preceding circumstances were to occur, Vertro may not be able to find a suitable alternate paid search results provider or otherwise replace the lost revenues.

On May 11, 2011, Vertro was notified by Google that they changed their implementation guidelines that apply to Vertro’s use of Google’s paid search results. These changes negatively impacted Vertro’s business in the third quarter of 2011 and may negatively impact its business and results of operations in the future.

The success of ALOT is dependent on Vertro’s ability to maintain and grow its active consumer base.

Vertro’s ALOT division operates a portfolio of consumer-oriented interactive products including Appbars and homepages. ALOT derives the majority of its revenue from advertisements directed towards consumers. The amount of revenue generated by ALOT is dependent on Vertro’s ability to maintain and grow its active consumer installed base. Factors that influence Vertro’s ability to maintain and grow its active consumer base include, but are not limited to, government regulation, acceptance of Vertro’s Appbar products by consumers, the availability of advertising to promote Appbar products, third-party designation of Appbar and/or other products as undesirable or malicious, user attrition, competition, and sufficiency of capital to purchase advertising. Vertro acquires users of its ALOT products primarily through online advertising that it purchases from ad networks at prices agreed to based on expected rate of return. Towards the end of the second quarter 2011 and the beginning of the third quarter 2011, Vertro experienced difficulties in achieving cost effective distribution for ALOT products because Vertro was unable to acquire its targeted number of users at desired prices. If Vertro is unable to maintain and grow its active consumer base, it could have a material adverse effect on Vertro’s business, financial condition, and results of operations.

Vertro bases customer acquisition decisions primarily on its model of the predicted rate of return on new users. If the estimates and assumptions it uses in calculating the predicted rate of return for new users are inaccurate, Vertro’s customer acquisition decisions may be misguided.

Vertro acquires users based on its predicted return which it calculates using estimates and assumptions and data from previously acquired users. The estimates and assumptions include estimates about user behavior and third party advertising revenue, both of which are out of Vertro’s control. Estimates and assumptions used in calculating predicted rate of return may not be accurate or correct. Accordingly, the calculation of predicted rate of return may not be reflective of Vertro’s actual returns. If Vertro is unable to effectively manage its customer acquisition costs, it could have a material adverse effect on its business, financial condition, and results of operations.

Vertro delivers advertisements to users from third-party ad networks which exposes its users to content and functionality over which Vertro does not have ultimate control.

Vertro displays pay-per-click, banner, cost per acquisition, and other forms of Internet advertisements to users that come from third-party ad networks. Vertro does not control the content and functionality of such third-party advertisements and, while it provides guidelines as to what types of advertisements are acceptable, there can be no assurance that such advertisements will not contain content or functionality that is harmful to users. Vertro’s inability to monitor and control what types of advertisements get displayed to users could have a material adverse effect on its business, financial condition, and results of operations.

Vertro’s business is dependent upon its ability to deliver qualified leads to Google, Vertro’s primary paid listings provider.

Vertro’s primary paid listings provider utilizes ALOT to deliver high quality Internet traffic to its advertisers. Vertro’s primary paid listings provider will only use its services if Vertro delivers high quality Internet traffic. If Vertro’s primary paid listings provider is not satisfied with the quality of Internet traffic delivered by Vertro, it may take remedial action. Vertro may not be successful in delivering high quality traffic to its primary paid listings provider, which could have a material adverse effect on Vertro’s business, financial position, and results of operations.

New technologies and changing industry standards could limit the effectiveness of Vertro’s products and services, which would harm Vertro’s business.

Vertro’s industry is characterized by changing industry standards, coupled with significant new product introductions and changes. For example, new technologies have been developed that can block the display of ads or sponsored listings or prevent Internet users from downloading Vertro’s products. Furthermore, Vertro’s Appbar products are an Internet browser plug-in and any changes to the Internet browser protocol could significantly interfere or limit the ability of consumers to utilize Vertro’s products. The development of new product introductions and enhancements in response to evolving industry standards requires significant time and resources, and Vertro may not be able to adapt quickly enough to these changes. Vertro’s failure to do so could adversely affect its business, financial condition and results of operations.

Vertro faces substantial and increasing competition in the market for Internet based marketing services.

Vertro faces substantial competition in every aspect of its business, and particularly from other companies that seek to connect people with information on the Internet and provide them with relevant advertising and commerce-enabling services, either directly or through a network of partners. Some of Vertro’s principal competitors include Google, Yahoo!, IAC, MSN, Answers.com, Xacti, InfoSpace, IncrediMail, and Conduit.com. Some of Vertro’s principal competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing, personnel, and other resources than Vertro. These competitors historically have developed and expanded their portfolios of products and services more rapidly than Vertro. In addition, these and other competitors may have or obtain certain intellectual property rights that may interfere with or prevent the use of one or more of Vertro’s business models. These and other competitors can use their experience and resources against Vertro in a variety of competitive ways, including by acquiring complementary companies or assets, investing aggressively in research and development, and competing more aggressively for consumers. Vertro expects that these competitors will increasingly use their financial and technological resources to compete.

Additionally, to the extent Vertro pursues strategic transactions, Vertro may compete with other companies with similar growth strategies, some of which may be larger and have greater financial and other resources. Competition for any such acquisition targets likely also will result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

Vertro has made and anticipates making additional significant investments in new initiatives related to current and future product and service offerings that may not meet expectations in terms of the viability, success, or profitability of such initiatives.

Vertro has made and anticipates making significant investments in new initiatives related to current and proposed product and service offerings, such as investments in its ALOT division and the launch of its new ALOT Appbar. All such new and proposed initiatives require the expenditure of significant time, money, personnel and other resources. There can be no assurance that any of these initiatives will be timely, viable, successful, and profitable or will enjoy the same margins as Vertro’s historical business. An investor should consider the likelihood of Vertro’s future success with respect to these and other initiatives to be speculative in light of Vertro’s limited history in successfully developing, introducing, and commercially exploiting new initiatives of this nature, as well as the problems, limited resources, expenses, risks, and complications frequently encountered by similarly situated companies in emerging and changing markets, such as e-commerce, with respect to the development and introduction of initiatives of this nature. Any inability to successfully develop, introduce, or implement these or other products or services could materially adversely affect Vertro’s business, financial condition, and results of operations.

Vertro has divested its MIVA Media Division pursuant to an Asset Purchase Agreement, and Vertro has certain ongoing obligations to the buyer.

In March 2009, Vertro sold its Media division pursuant to an asset purchase agreement. Under the terms of the asset purchase agreement, Vertro made certain representations and warranties and covenants in favor of the buyer, and Vertro has certain indemnification obligations to the buyer. Because the transaction was structured as an asset purchase, Vertro also retained potential liability to third parties for the pre-closing operation of the MIVA Media business. These obligations and retained liabilities could subject Vertro to potential claims in the future, which could result in the diversion of management’s time and attention and could cause Vertro to incur expenditures defending against such claims or could cause Vertro to have to make payments to the buyer or third parties.

Vertro has in the past and may in the future implement restructuring programs, which may subject it to claims and liabilities.

Over the past few years, Vertro has implemented a number of restructuring programs to reduce its headcount, reduce expenses and streamline operations. Vertro may implement further restructurings in the future. These restructurings may subject Vertro to claims and liabilities from employees and third parties, which could result in Vertro making payments to such persons and could materially adversely affect its business, financial condition and results of operations.

If Vertro does not continue to innovate and provide products and services that are useful to users, it may not remain competitive.

Vertro’s success depends on providing products and services that provide consumers with a high quality Internet experience. Vertro’s competitors are constantly developing innovative Internet products. As a result, Vertro must continue to seek to enhance its technology and existing products and services and introduce new high-quality products and services that businesses and/or consumers will use. Vertro’s success will depend, in part, on its ability to:

•	enhance and improve the responsiveness and functionality of its Internet products and other primary traffic services;

•

license, develop, or acquire technologies useful in its business on a timely basis, to enhance its existing services and develop new services and technology that address the increasingly sophisticated and varied needs of the business; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Because Vertro’s markets are still developing and rapidly changing, it must allocate its resources based on predictions as to the future development of the Internet and its markets. These predictions ultimately may not prove to be accurate. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, Vertro’s existing services, technology, and systems may become obsolete, and Vertro may not have the funds or technical know-how to upgrade its services, technology, and systems. If Vertro is unable to predict user preferences or industry changes, or to modify its products and services on a timely basis, it may lose consumers, which could cause a material adverse effect on its business, financial condition, and results of operations.

If Vertro fails to grow or manage its growth, its business will be adversely affected.

To succeed, Vertro must grow. Vertro may make additional acquisitions in the future as part of its growth initiatives. These may include acquisitions of international companies or other international operations. Vertro has limited experience in acquiring and integrating companies, and Vertro may also expand into new lines of business in which it has little or no experience. Additionally, Vertro may fail to achieve anticipated synergies from such acquisitions. Accordingly, Vertro’s growth strategy subjects it to a number of risks, including the following:

•

Vertro may incur substantial costs, delays, or other operational or financial problems in integrating acquired businesses, including integrating each company’s accounting, management information, human resource, and other administrative systems to permit effective management;

•	Vertro may not be able to identify, acquire, or profitably manage any additional businesses;

•	with smaller acquired companies, Vertro may need to implement or improve controls, procedures, and policies appropriate for a public company;

•	the acquired companies may adversely affect Vertro’s consolidated operating results, particularly since some of the acquired companies may have a history of operating losses;

•	acquisitions may divert management’s attention from the operation of Vertro’s businesses;

•	Vertro may not be able to retain key personnel of acquired businesses;

•	there may be cultural challenges associated with integrating employees from acquired companies into Vertro’s organization; and

•	Vertro may encounter unanticipated events, circumstances, or legal liabilities.

Any of these factors could materially adversely affect Vertro’s business, financial condition, and results of operations.

Vertro depends on third parties for certain software and services to operate its business.

Vertro depends on third-party software and services to operate its business. Although Vertro believes that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software on commercially reasonable terms would have a material adverse effect on Vertro’s business, financial condition, and results of operations. Vertro also is dependent on third parties to provide Internet services to allow it to connect to the Internet with sufficient capacity and bandwidth so that its business can function properly and its websites can handle current and anticipated traffic. Vertro currently has contracts with certain telecommunications providers for these services. Any restrictions or interruption in Vertro’s connection to the Internet, or any failure of these third-party providers to handle current or higher volumes of use, could have a material adverse effect on Vertro’s business, financial condition, and results of operations, and Vertro’s brand could be damaged if clients or prospective clients believe its system is unreliable. Any financial or other difficulties Vertro’s providers face may have negative effects on its business, the nature and extent of which cannot be predicted. Vertro exercises little control over these third party vendors, which increases its vulnerability to problems with the services they provide. Vertro has experienced occasional system interruptions in the past, and such interruptions will likely occur again in the future.

Vertro’s technical systems are vulnerable to interruption, security breaches, and damage, which could harm its business and damage its brands if clients or prospective clients believe that Vertro’s products are unreliable.

Vertro’s systems and operations are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of its network by unauthorized computer users, or “hackers,” and similar events. Any such events could interrupt Vertro’s services and severely damage its business. The occurrence of a natural disaster or unanticipated problems at its technical operations facilities could cause material interruptions or delays in its business, loss of data, or render Vertro unable to provide services to customers. In addition, Vertro may be unable to provide services and access to websites due to a failure of the data communications capacity it requires, as a result of human error, natural disaster, or other operational disruptions. The occurrence of any or all of these events could materially adversely affect Vertro’s business, financial condition, and results of operations, and damage its brands if clients or prospective clients believe that its products are unreliable.

Vertro’s intellectual property rights may not be protectable or of significant value in the future.

Vertro depends upon confidentiality agreements with specific employees, consultants, and subcontractors to maintain the proprietary nature of its technology. These measures may not afford Vertro sufficient protection, and others may independently develop similar know-how and services, otherwise avoid Vertro’s confidentiality agreements, or produce patents and copyrights that would materially adversely affect Vertro’s business, financial condition, and results of operations.

Legal standards relating to the validity, enforceability, and scope of the protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps Vertro takes to protect its intellectual property rights may not be adequate to protect its future intellectual property. Third parties may also infringe or misappropriate any Vertro copyrights, trademarks, service marks, trade dress and other proprietary rights. Any such infringement or misappropriation could have a material adverse effect on Vertro’s business, financial condition, and results of operations.

In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Vertro may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of its trademarks and other proprietary rights, which may result in the dilution of the brand identity of its services.

Vertro’s business has historically been and may continue to be partially subject to seasonality, which may impact its quarterly growth rate.

Vertro has historically experienced, and may continue to experience, seasonal fluctuations in the number of click-throughs to advertisements available to ALOT. Historically, during the first quarter and the early part of the fourth quarter of each calendar year, Vertro realizes more activity than during the second and third quarters, and late in the fourth quarter due to increased overall Internet usage related to colder weather and holiday purchases. These seasonal fluctuations may continue in the future.

Vertro is subject to a patent settlement and license agreement from Yahoo! for certain portions of a divested business.

Vertro is subject to a patent settlement and license agreement from Yahoo! for certain portions of its MIVA Media business that were divested in March 2009. On August 15, 2005, Vertro settled a patent infringement lawsuit brought by Overture Services (“Overture Services”) and Yahoo!, Inc. (collectively with Overture Services, “Yahoo!”) regarding U.S. Patent No. 6,269,361 and took a royalty bearing non-exclusive license from Yahoo! regarding certain patents. Vertro divested its MIVA Media business in March 2009; however, Vertro is still subject to the terms of and has continuing obligations under the settlement and license agreement. The settlement and license agreement contains terms and conditions that may be unacceptable to a third party and could negatively impact Vertro’s ability to be sold or enter into a change of control transaction.

Vertro cannot predict its future capital needs and may not be able to secure additional financing.

Vertro has no material long-term agreements or short-term commitments for the funding of capital expenditures. Vertro currently anticipates that its cash of $4.0 million as of September 30, 2011, along with cash flows from operations during 2011 and 2012, will be sufficient to meet the anticipated liquidity needs for working capital and capital expenditures over the next 12 months.

Vertro’s future liquidity and capital requirements will depend on numerous factors. The pace of expansion of its operations will affect its capital requirements. Vertro may also have increased capital requirements in order to respond to competitive pressures. In addition, Vertro may need additional capital to fund acquisitions of complementary products, technologies, or businesses. As Vertro requires additional capital resources, it may seek to sell debt securities or additional equity securities, draw on its existing line of credit, or obtain an additional bank line of credit. There can be no assurance that any financing arrangements will be available in amounts, or on terms, acceptable to Vertro, if at all.

Vertro’s credit facility with Bridge Bank imposes significant restrictions. If Vertro draws on the credit facility, failure to comply with these restrictions could result in the acceleration of a substantial portion of such debt, which Vertro may not be able to repay or refinance.

In June 2011, Vertro entered into a credit facility with Bridge Bank, which provides for up to $8.0 million in loans. The credit facility contains a number of covenants that, among other things, requires Vertro, and certain of its subsidiaries, to:

•	pay fees to the lender associated with the credit facility;

•	maintain Vertro’s corporate existence in good standing;

•	grant the lender a security interest in Vertro’s assets;

•	provide financial information to the lender; and

•	refrain from any transfer of any of Vertro’s business or property (subject to customary exceptions).

Vertro’s ability to comply with the provisions of the credit facility will be dependent upon its future performance, which may be affected by events beyond its control. A breach of any of its covenants could result in a default under the credit facility. In the event of any such default, Bridge Bank could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable, as well as require Vertro to apply all available cash to repay the amounts. If Vertro were unable to repay the indebtedness upon its acceleration, Bridge Bank could proceed against the underlying collateral. There can be no assurance that Vertro’s assets would be sufficient to repay an amount in full, that Vertro would be able to borrow sufficient funds to refinance the indebtedness, or that Vertro would be able to obtain a waiver to cure any such default. At September 30, 2011, Vertro did not have any amounts outstanding under its credit facility.

If Vertro were to access its credit facility, its debt would be subject to variable interest rates; and therefore rising interest rates could negatively impact its business.

Borrowings under Vertro’s credit facility bear interest at a variable rate. In addition, Vertro may incur other variable rate indebtedness in the future. At September 30, 2011, Vertro did not have any amounts outstanding under its credit facility. Carrying indebtedness subject to variable interest rates makes Vertro more vulnerable to economic and industry downturns and reduces its flexibility in responding to changing business and economic conditions. Increases in interest rates on this indebtedness would increase its interest expense, which could adversely affect its cash flows and its ability to service its debt as well as its ability to grow the business.

Current borrowings, as well as potential future financings, may substantially increase current indebtedness.

No assurance can be given that Vertro will be able to generate the cash flows necessary to meet its payment obligations with respect to its debt. Vertro could be required to incur additional indebtedness to meet payment obligations and there is no assurance that Vertro would be able to secure such financing on acceptable terms or at all, especially in light of the current economic, credit, and capital market environment. Should Vertro incur additional debt, among other things, such increased indebtedness could:

•	adversely affect Vertro’s ability to expand its business, market products, and make investments and capital expenditures;

•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions, and other sources; and

•	create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service Vertro’s fixed charges and payment obligations, or the incurrence of additional debt, would have a material adverse effect on Vertro’s business, financial condition and results of operations.

Vertro is subject to income taxes in both the United States and numerous international jurisdictions.

Vertro is subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining its worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although Vertro believes its tax estimates are reasonable and appropriate, the final determination of tax audits and any related tax litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on the results of tax audits or tax litigation, Vertro’s income tax provision, net income (loss), or cash flows in the period or periods for which that determination is made could be materially adversely affected.

Risks Related to Vertro’s Industry

Regulatory and legal uncertainties could harm Vertro’s business.

While there are currently relatively few laws or regulations directly applicable to Internet access, commerce, or commercial search activity, there is increasing awareness and concern regarding some uses of the Internet and other online services, leading federal, state, local, and international governments to consider adopting civil and criminal laws and regulations, amending existing laws and regulations, conducting investigations, or commencing litigation with respect to the Internet and other online services covering issues such as:

•	user privacy;

•	trespass;

•	defamation;

•	database and data protection;

•	limitations on the distribution of materials considered harmful to children;

•	liability for misinformation provided over the web;

•	user protection, pricing, taxation, and advertising restrictions (including, for example, limitation on the advertising on Internet gambling websites or of certain products);

•	delivery of contextual advertisements via connected desktop software;

•	intellectual property ownership and infringement, including liability for listing or linking to third-party websites that include materials infringing copyrights or other rights;

•	distribution, characteristics, and quality of products and services; and

•	other consumer protection laws.

Legislation has also been introduced in the U.S. Congress and some state legislatures that is designed to regulate spyware, which does not have a precise definition, but which is often defined as software installed on consumers’ computers without their informed consent and designed to gather and, in some cases, disseminate information about those consumers, including personally identifiable information. Vertro does not rely on spyware for any purpose, and it is not part of its product offerings, but the definition of spyware or proposed legislation relating to spyware may be broadly defined or interpreted to include legitimate ad-serving software, including toolbar offerings and other downloadable software currently provided by Vertro’s ALOT division. Currently, legislation has focused on providing Internet users with notification of and the ability to consent or decline the installation of such software, but there can be no guarantee that future legislation will not provide more burdensome standards by which software can be downloaded onto consumers’ computers. Currently, all downloadable software that Vertro distributes requires an express consent of the consumer and provides consumers with an easy mechanism to delete the software once downloaded. However, if future legislation is adopted that makes the consent, notice, or uninstall procedures more onerous, Vertro may have to develop new technology or methods to provide its services or discontinue those services in some jurisdictions or altogether. There is no guarantee Vertro will be able to develop this new technology at all or in a timely fashion or on commercially reasonable terms. The adoption of any additional laws or regulations, application of existing laws to the Internet generally or Vertro’s industry, or any governmental investigation or litigation related to the Internet generally, Vertro’s industry, or its services may decrease the growth of the Internet or other online services, which could, in turn:

•	decrease the demand for Vertro’s services;

•	increase Vertro’s cost of doing business;

•	preclude Vertro from developing additional products or services;

•	result in adverse publicity to Vertro;

•	subject Vertro to fines, litigation, or criminal penalties; or

•	enjoin Vertro from conducting its business or providing any of its services;

any of which could have a material adverse effect on Vertro’s business, financial condition, and results of operations.

The regulatory environment with respect to online marketing practices is also evolving. The Federal Trade Commission, or FTC, has increasingly focused on issues affecting online marketing, particularly online privacy and security issues. One of the key areas of focus for the FTC is the difference between spyware and ad-serving software, such as Vertro’s downloadable toolbar applications.

New legislation, which could be proposed or enacted at any time in the future, new regulations or changes in the regulatory climate, or the expansion, enforcement, or interpretation of existing laws could prevent Vertro from offering some or all of its services or expose Vertro to additional costs and expenses requiring substantial changes to its business or otherwise substantially harm its business.

Due to the global nature of the Internet, it is possible that multiple state, federal, or international jurisdictions might inconsistently regulate Internet activities, which would increase Vertro’s costs of compliance and the risk of violating the laws of a particular jurisdiction, both of which could have a material adverse effect on Vertro’s business, financial condition, and results of operations.

Vertro may face third party intellectual property infringement claims that could be costly to defend and result in the loss of significant rights.

Vertro’s current and future business activities may infringe upon the proprietary rights of others, and third parties may assert infringement claims against Vertro, including claims alleging, among other things, copyright, trademark, or patent infringement. Vertro is aware of allegations from time to time concerning these types of claims and in particular in respect of copyright and trademark infringement claims. While Vertro believes that it has defenses to these types of claims under appropriate trademark laws, Vertro may not prevail in its defenses to any intellectual property infringement claims. In addition, Vertro may not be adequately insured for any judgments awarded in connection with any litigation. Any such claims and resulting litigation could subject Vertro from time to time to significant liability for damages, or result in the invalidation of its proprietary rights, which would have a material adverse effect on Vertro’s business, financial condition, and results of operations. Even if Vertro were to prevail, these claims could be time-consuming, expensive to defend, and could result in the diversion of management’s time and attention.

Risks Relating to an Investment in Vertro’s Common Stock

Vertro’s failure to maintain continued listing compliance criteria in accordance with NASDAQ Marketplace Rules could result in NASDAQ delisting its common stock.

NASDAQ Marketplace Rules require Vertro to have a minimum closing bid price of $1.00 per share for its common stock as well as maintaining certain stockholders’ equity, marketplace value, or other financial metric criteria. Vertro did not maintain compliance with the continued listing compliance criteria, and it received notice from NASDAQ that it was not in compliance with Marketplace Rules. Specifically, in December 2009, Vertro received a delisting notification based on non-compliance with NASDAQ listing rules, and it subsequently submitted an appeal to NASDAQ and was granted a hearing. At that hearing in January 2010, Vertro presented its plan to regain compliance with the listing requirements along with a request for an extension to June 2010 to execute that plan. A favorable ruling on the appeal was issued in February 2010, under which Vertro was transferred to the NASDAQ Capital Market and given until June 14, 2010, to comply with the cited issues. On

June 16, 2010, Vertro received written confirmation from the NASDAQ Office of General Counsel, Hearings that it had met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market. Pursuant to its authority under NASDAQ Listing Rule 5815(4)(A), however, the Panel will continue to monitor Vertro’s stockholders’ equity, and has imposed a Hearings Panel Monitor for that purpose, which extended until June 14, 2011.

Subsequent to the ruling in February 2010, the NASDAQ Listings Qualifications Panel granted Vertro’s request for an extension of time, as permitted under NASDAQ’s Listing Rules, to comply with the $1.00 per share minimum bid price requirement for continued listing. On June 11, 2010, Vertro’s stockholders approved an amendment to its amended and restated certificate of incorporation to implement a reverse stock split of shares of its common stock issued and outstanding at a ratio to be established by Vertro’s board of directors in its discretion of between 1-for-2 and 1-for-5 . On July 29, 2010, Vertro’s board of directors approved a 1-for-5 reverse split of its common stock, and Vertro announced that reverse split on August 17, 2010. Trading of Vertro’s common stock on the NASDAQ Capital Market on a split-adjusted basis began at the opening of trading on August 18, 2010. The reverse stock split enabled the per share trading price of Vertro common stock to satisfy the minimum bid price requirement for continued listing set forth in NASDAQ Marketplace Rule 5550(a)(2).

Even with Vertro’s compliance with the stockholders’ equity requirement and the reverse stock split, there is a risk Vertro could not execute on its plan for maintaining compliance, which ultimately could lead to the delisting of its stock. In the event that Vertro were delisted from the NASDAQ Capital Market, its common stock would become significantly less liquid, which would likely adversely affect its value. Although Vertro common stock would likely be traded over-the-counter or on pink sheets, these types of listings involve more risk and trade less frequently and in smaller volumes than securities traded on the NASDAQ Capital Market.

The market price of Vertro common stock has been and may continue to be volatile.

The market price of Vertro common stock has in the past and may in the future experience significant volatility as a result of a number of factors, many of which are outside of Vertro’s control. Each of the risk factors listed in this joint proxy statement/prospectus, and the following factors, may affect the market price for Vertro common stock:

•	Vertro’s quarterly results and ability to meet analysts’ and its own published expectations;

•	Vertro’s ability to continue to attract and retain users and paid listings providers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of Vertro’s businesses, operations, and infrastructure;

•	patents issued or not issued to Vertro or its competitors;

•	announcements of technological innovations, new services or service enhancements, strategic alliances, mergers, acquisitions, dispositions, or significant agreements by Vertro or by its competitors;

•	commencement or threat of litigation or new legislation or regulation that adversely affects Vertro’s business;

•	general economic conditions and those economic conditions specific to the Internet and Internet advertising;

•	Vertro’s ability to keep its products and services operational at a reasonable cost and without service interruptions;

•	recruitment or departure of key personnel;

•	geopolitical events such as war, threat of war, or terrorist actions;

•	sales of substantial amounts of Vertro common stock, including shares issued upon the exercise of outstanding options or warrants; and

•	potential of industry consolidation in Vertro’s sector.

Because Vertro’s business is changing and evolving, Vertro’s historical operating results may not be useful in predicting its future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, online user traffic tends to be seasonal.

In addition, the stock market has experienced significant price and volume fluctuations that particularly have affected the trading prices of equity securities of many technology and Internet companies. Frequently, these price and volume fluctuations have been unrelated to the operating performance of the affected companies. Following periods of volatility in the market price of a company’s securities, such as Vertro has recently experienced, securities class action litigation is often instituted against such a company, as Vertro has recently had a number of such suits instituted against it. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect Vertro’s business, financial condition, and results of operations.

Significant dilution will occur if outstanding options are exercised or restricted stock unit grants vest.

As of September 30, 2011, Vertro had stock options outstanding to purchase a total of approximately 0.2 million shares at share prices ranging from $5.00 to $115.70 per share under its stock incentive plans.

Also, as of September 30, 2011, Vertro has 0.4 million restricted stock units outstanding including approximately 0.1 million in restricted stock units that would vest upon its common stock reaching, and closing, at share prices ranging from $5.00 to $60.00 for ten consecutive trading days. The remaining approximate 0.3 million restricted stock units will vest in equal increments on January 2 in years 2012, 2013 and 2014. If outstanding stock options are exercised or restricted stock units vest, dilution will occur to Vertro stockholders, which may be significant.

Vertro’s certificate of incorporation authorizes it to issue additional shares of stock, which could impede a change of control that is beneficial to its stockholders.

Vertro is authorized to issue up to 40 million shares of common stock that may be issued by its board of directors for such consideration as they may consider sufficient without seeking stockholder approval, subject to stock exchange rules and regulations. Vertro’s certificate of incorporation also authorizes it to issue up to 500,000 shares of preferred stock, the rights and preferences of which may be designated by Vertro’s board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities that have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could be used by Vertro’s board to impede a non-negotiated change in control, even though such a transaction may be beneficial to holders of Vertro’s securities, and may deprive stockholders of the opportunity to sell shares at a premium over prevailing market prices for Vertro common stock. The potential inability of Vertro stockholders to obtain a control premium could reduce the market price of Vertro common stock.

A class action lawsuit has been filed against Vertro and certain of its former officers and directors alleging violations of securities laws which could subject Vertro to damages and regardless of the outcome could have a material adverse impact on Vertro’s resources.

In 2005, a securities fraud class action lawsuit was filed against Vertro and certain of its former officers and directors in the United States District Court for the Middle District of Florida. The complaint alleges that Vertro and the individual defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Act”) and that the individual defendants also violated Section 20(a) of the Act as “control persons.” Plaintiffs sought unspecified damages and other relief alleging generally that, during the putative class period, Vertro made certain misleading statements and omitted material information.

The court granted the defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all the defendants on December 7, 2009. The plaintiffs filed an appeal of the summary judgment ruling and the court’s prior orders dismissing certain claims. On September 30, 2011, the United States Court of Appeals for the Eleventh Circuit affirmed the dismissal of 9 of the 11 alleged misstatements and reversed the court’s prior order on summary judgment. On October 21, 2011, Vertro filed a petition for panel rehearing or rehearing en banc with the Court of Appeals for the Eleventh Circuit.

If it is determined that Vertro or its officers or directors have engaged in the types of activities alleged by these plaintiffs, Vertro and its officers and directors could be subject to damages and may be subject to further prosecution. Regardless of the outcome, these lawsuits could have a material adverse impact on Vertro because of defense costs, diversion of management’s attention and resources, and other factors.

A putative derivative action has been filed against certain of Vertro’s present and former officers and directors, purportedly on behalf of Vertro.

On July 25, 2005, a stockholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of Vertro in the United States District Court for the Middle District of Florida, against certain of Vertro’s directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint seeks to recover damages in an unspecified amount. By agreement of the parties and by orders of the Court, the case was stayed pending the resolution of defendants’ motion to dismiss in the securities class action. On July 10, 2007, the parties filed a stipulation to continue the stay of the litigation. On July 13, 2007, the Court granted the stipulation to continue the stay and administratively closed the case pending notification by plaintiff’s counsel that the case is due to be reopened.

If it is determined that Vertro’s officers or directors have engaged in the types of activities alleged in the putative derivative action, Vertro’s officers and directors could be subject to damages and may be subject to further prosecution. Vertro has agreed to indemnify its officers and directors in connection with the defense of this action. Accordingly, regardless of the outcome, this litigation could have a material adverse impact on Vertro because of defense costs, including costs related to indemnification, diversion of management’s attention and resources, and other factors.

THE MERGER

General Description of the Merger

On October 16, 2011, Inuvo, Merger Sub, and Vertro entered into the merger agreement. The merger agreement provides for the merger of Merger Sub with and into Vertro with Vertro as the surviving entity and a wholly owned subsidiary of Inuvo.

If the merger is completed, each share of Vertro common stock outstanding as of immediately prior to the effective time will be converted into the right to receive 1.546 shares of Inuvo common stock, with cash to be paid instead of fractional shares.

Ownership of Inuvo After the Merger

Upon completion of the merger, current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 47.2% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 52.8% of the outstanding common stock of the combined company. Assuming exercise of all the outstanding options (whether or not vested) and warrants of both Inuvo and Vertro, the current stockholders of Inuvo would hold (based on shares owned and outstanding as of October 14, 2011) approximately 51.4% of the outstanding common stock of the combined company, and current stockholders of Vertro would hold (based on shares owned and outstanding as of October 14, 2011) approximately 48.6% of the outstanding common stock of the combined company.

Such calculations are based on the assumption that an estimated 244,476 shares of Inuvo common stock are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, 268,595 shares of Vertro common stock are expected to be issued upon vesting of certain restricted stock units immediately prior to the effective time, net of shares withheld for taxes, an estimated 436,688 shares of Inuvo common stock are expected to be issued in lieu of cash under Inuvo’s deferred compensation program immediately prior to the effective time and pursuant to awards of restricted stock that will be issued immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Inuvo common stock on October 14, 2011, and an estimated 321,150 shares of Vertro common stock are expected to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time, net of shares withheld for taxes, based on the closing price of Vertro common stock on October 14, 2011, such that there would be an aggregate of approximately 22,690,509 shares of Inuvo common stock outstanding on a pro forma basis, giving effect to the merger as of that date. It is expected that Inuvo will issue approximately 11,973,284 shares of Inuvo common stock to Vertro stockholders as merger consideration.

The actual number of shares of Inuvo common stock to be issued in lieu of cash under Inuvo’s deferred compensation program and pursuant to awards of restricted stock that will be issued immediately prior to the effective time will be based upon the fair market value of Inuvo common stock on the date such shares or awards are granted, and the actual number of shares of Vertro common stock to be issued in lieu of cash bonus payments under Vertro’s 2011 Bonus Program immediately prior to the effective time will be based upon the fair market value of Vertro common stock immediately prior to the effective time.

Background of the Merger

For several years the Vertro board of directors has reviewed from time to time Vertro’s strategic alternatives and prospects as part of the board’s ongoing evaluation of Vertro’s business and strategic direction. These evaluations were generally conducted during board meetings at which board members would exchange views as to industry and economic trends and strategic opportunities that might be available to Vertro, and management would make presentations to the board of directors regarding its view with respect to strategic opportunities and its discussions with third parties regarding possible strategic transactions.

In 2010, Vertro management began informal discussions with a party, Party A, regarding a possible strategic transaction and in February 2010 entered into a confidentiality agreement with Party A to protect both parties’ confidential information regarding such discussions. Based on preliminary negotiations and preliminary due diligence, in the third quarter of 2010, Vertro submitted a non-binding letter of intent to acquire Party A, which was not accepted; however, representatives of Party A and Vertro continued to periodically discuss potential business combinations throughout the first quarter of 2011, including a possible acquisition of Vertro by Party A. On February 10, 2011, Vertro executed an updated confidentiality agreement with Party A regarding a possible transaction.

During 2010 and 2011, the Inuvo board of directors continuously evaluated Inuvo’s ability to compete in its highly competitive market alongside better-capitalized competitors. Among the strategic alternatives considered was the option to seek out similar sized businesses, in the same core market, with the objective to produce both top and bottom line synergies as a result of an increase in operating scale.

Throughout its discussions with Party A, Vertro management sought the advice of its previously-engaged financial advisor for company financings, America’s Growth Capital, and its previously engaged legal counsel, Porter Wright Morris & Arthur, LLP, referred to as Porter Wright. On February 23, 2011, representatives of Vertro and America’s Growth Capital met to discuss the current economic environment for mergers and acquisitions, other strategic opportunities, and the preliminary negotiations with Party A, including the fact that the parties had not yet entered into a letter of intent despite prolonged discussions.

On March 1, 2011, at a meeting of the Vertro board of directors, Vertro management reviewed with the board previous discussions with representatives of Party A and the possibility of a potential strategic transaction. The board engaged in preliminary discussions of how the business of Party A might complement Vertro’s business.

On March 14, 2011, the chairman of the Vertro board of directors, Lawrence Weber, met with Vertro’s president and chief executive officer, Peter Corrao, and a representative of America’s Growth Capital to discuss a potential transaction with Party A. Mr. Weber asked America’s Growth Capital to identify other potential acquirers of Vertro for consideration by the Vertro board of directors.

Throughout March of 2011, representatives of Vertro and Party A management continued to discuss a possible transaction that would result in joint ownership, and Mr. Corrao met the principal of Party A in Toronto, Ontario, Canada. Also, during this time, Vertro management identified potential financial advisors to be interviewed by the Vertro board if it was determined that Vertro should consider pursuing a strategic transaction.

On March 28 and March 29, 2011, the Vertro board of directors met to consider presentations from four investment banking firms regarding potential strategic alternatives. At the meeting, the Vertro board of directors determined to postpone formally engaging a financial advisor for strategic alternatives and instructed Vertro management to continue to work with America’s Growth Capital to evaluate potential acquisition candidates and to handle inbound inquiries regarding corporate development opportunities.

Throughout April of 2011, representatives of Vertro, Party A, and America’s Growth Capital continued to meet and discuss alternative structures for a business combination between Vertro and Party A, taking into account, among other considerations, that Party A would likely require financing to complete an acquisition of Vertro. In addition, Mr. Corrao met with the principal of Party A in London, England.

On April 18, 2011, the Vertro board of directors met to review the status of discussions with Party A, potential transaction structures and financial aspects of Vertro and Party A. The Vertro board of directors discussed, among other topics, whether Party A had the ability to secure financing to conduct a transaction with Vertro, the reputation of Party A in Vertro’s industry, and the background of the principal of Party A given that he was unable to meet in person in the United States. The Vertro board of directors requested additional background and financial information regarding Party A and its principal.

On April 19, 2011, the Inuvo board of directors met to consider the presentations of three investment banking firms to assist Inuvo in raising capital and evaluate its strategic alternatives.

On April 21, 2011, the Inuvo board met telephonically and selected Craig-Hallum as Inuvo’s financial advisor to assist Inuvo in raising capital to support Inuvo’s growth strategy. The agreement superseded a retainer agreement with Craig-Hallum from November 2010 to aid in evaluating strategic alternatives. Separately, in May 2011, Inuvo began discussions with several potential strategic partners.

On April 21, 2011, Vertro received a non-binding letter of intent from a party that Vertro understood to be an affiliate of Party A to acquire Vertro for a total purchase price not to exceed approximately $50 million.

On April 22, 2011, representatives of Vertro management and America’s Growth Capital met to discuss the April 21, 2011, non-binding letter of intent from Party A, including Party A’s ability to finance the transaction, the relationship between Party A and its affiliate that submitted the offer, a Bahamian limited company, and other matters.

On April 22, 2011, America’s Growth Capital corresponded with Party A regarding aspects of the transaction proposed in the April 21, 2011, letter of intent, which America’s Growth Capital had previously discussed with Vertro. Party A indicated that the letter of intent would be revised and resubmitted to describe the relationship between Party A and its affiliate, among other revisions. America’s Growth Capital provided a written response to the April 21, 2011, letter of intent on April 26, 2011.

Party A and Vertro continued to pursue due diligence matters; however, no revised letter of intent had been received by the time the Vertro board of directors met on May 3, 2011. At that meeting the Vertro board discussed the status of negotiations with Party A, including the failure of a revised letter of intent to materialize, and instructed Mr. Corrao to continue to pursue these negotiations. Because no revised letter of intent had been received and Party A had been generally unresponsive to additional inquiries of America’s Growth Capital, and Party A never provided proof of financing, the Vertro board of directors instructed Mr. Corrao to continue to work with representatives of America’s Growth Capital to pursue other possible corporate development opportunities. On the evening of May 3, 2011, Mr. Corrao received correspondence from Party A indicating a concern that potential changes to Vertro’s monetization partners implementation guidelines were likely going to negatively impact Vertro’s business.

As a result of previous communications between Richard K. Howe, Inuvo’s chief executive officer and Vertro regarding the merits of a possible transaction between Inuvo and Vertro, Vertro executed a confidentiality agreement with Inuvo on May 31, 2011, and representatives of Vertro and Inuvo had a teleconference to discuss meeting in person to review the two companies’ respective operations and to discuss the potential of a strategic transaction.

On June 8, 2011, the Vertro board of directors held a meeting, at which representatives of Vertro management were present, and discussed engaging America’s Growth Capital as financial advisor with respect to any strategic transaction that might be pursued involving Inuvo or otherwise. Also on June 8, 2011, Messrs. Corrao and Howe met to further discuss a potential transaction between Inuvo and Vertro.

On June 13, 2011, the Inuvo board of directors held a meeting and discussed the progress of discussions between Mr. Howe of Inuvo and Mr. Corrao of Vertro. The chairman of the Inuvo board of directors, Mitch Tuchman, led a discussion on hiring an investment banking firm to assist Inuvo’s management in the current discussions with Vertro and various potential strategic partners. Given the ongoing working relationship with Craig-Hallum, Inuvo then decided to engage the firm to formally advise Inuvo during its discussions with Vertro, as well as to assess other strategic alternatives available to it, including the potential sale of Inuvo, across a select group of targeted strategic buyers, both foreign and domestic.

On June 17, 2011, the Vertro board of directors held a meeting. Vertro management and the board discussed retaining America’s Growth Capital to serve as financial advisor to Vertro. Vertro management and the Vertro board of directors discussed the qualifications of America’s Growth Capital, noting among other factors that America’s Growth Capital had been assisting Vertro since August 2008 and Vertro was satisfied with its performance. Management and the Vertro board of directors also discussed the other investment banks that made presentations to the board at the March 28-29, 2011 meeting. Vertro management and the Vertro board of directors then discussed the process to be undertaken by America’s Growth Capital to ascertain market interest in Vertro. The Vertro board of directors unanimously agreed to engage America’s Growth Capital and determined to instruct America’s Growth Capital to conduct a competitive sale process for the potential sale of Vertro involving a broad group of potential strategic and financial buyers, both domestic and foreign.

During June 2011, representatives of Vertro management continued to meet with representatives of America’s Growth Capital to discuss the process for pursing a competitive sale of the company, including identifying potential strategic partners and strategic buyers, and to prepare materials for the competitive sale process. On June 21, 2011, America’s Growth Capital launched the competitive sale process for the sale of Vertro.

Also on June 21, 2011, the Inuvo board of directors met to deliberate on the status of discussions with potential merger and acquisition targets, and Mr. Howe provided updates on continuing discussions with both Vertro and other potential targets. Mr. Howe also informed the board that an agreement had been reached with Craig-Hallum regarding the terms of service under which Craig-Hallum would represent Inuvo should a transaction materialize.

On June 22, 2011, the Vertro board of directors was updated via informal teleconference regarding the competitive sale process.

On June 24, 2011, Inuvo amended an existing advisor agreement with Craig-Hallum to expand the scope of the services to be provided to Inuvo to include those related to identifying potential acquirers or merger partners and to assisting Inuvo in facilitating and closing such a transaction.

On June 27, 2011, Inuvo’s management team and representatives of Craig-Hallum met with the Vertro management team and representatives of America’s Growth Capital by telephone. The parties reviewed a business and financial overview of Inuvo and Vertro and the potential benefits of a merger, focused primarily on the revenue and cost synergies that could be realized from the transaction. At this meeting, a proposed due diligence schedule was discussed as was the drafting of a letter of intent.

On June 29, 2011, the Inuvo board of directors held a meeting and considered a report by a representative of Craig-Hallum reviewing Craig-Hallum’s efforts to solicit interest for potential transaction partners and the details of those efforts.

On July 5, 2011, a member of Inuvo’s board, Charles Morgan, met at Vertro’s offices in New York, New York with Mr. Corrao to discuss the potential business and operating synergies between Inuvo and Vertro.

On July 6, 2011, the Inuvo board of directors held a meeting and considered a report by a representative of Craig-Hallum regarding the status of various discussions with possible business combination targets.

On July 6, 2011, the Vertro board of directors was updated via informal teleconference regarding the competitive sale process.

Throughout July 2011, representatives of Vertro and Inuvo and their respective financial advisors continued to meet and discuss and negotiate the terms of a potential letter of intent for a strategic combination of Inuvo and Vertro.

On July 13, 2011, the Inuvo board of directors held a meeting at which a representative of Craig-Hallum reported on the status of the early due diligence with Vertro and the ongoing discussions with other potential merger and acquisition targets. The Inuvo board of directors met again on July 19, 2011, to discuss the possible business combination with Vertro and authorized Inuvo’s management to negotiate a term sheet and letter of intent.

On July 20, 2011, the Vertro board of directors was updated via informal teleconference regarding the competitive sale process.

On July 29, 2011, the Inuvo board of directors held a meeting during which a representative of Craig-Hallum reported on the status of the due diligence with Vertro and the ongoing discussions with other potential merger and acquisition targets. During this meeting, the Craig-Hallum representative reported that of the seven targeted potential strategic acquirers, three expressed initial interest in a transaction, but all three had subsequently declined to put forth offers.

On July 31, 2011, the Vertro board of directors met with management to discuss the principal terms of a letter of intent between Inuvo and Vertro whereby Inuvo would acquire Vertro via a subsidiary merger, including that the letter of intent set forth non-binding principal terms and conditions of the proposed transaction, and that the only material binding provisions of the letter of intent were regarding confidentiality and exclusivity. Mr. Corrao and the Vertro board reviewed in detail the non-binding potential merger consideration, discussing among other topics the fact that the letter of intent provided for Vertro stockholders to receive 49.9% of the outstanding stock of the combined company. The board determined that if the transaction were to move toward final approval, a detailed fairness analysis would need to be conducted by America’s Growth Capital. Additionally, the board discussed the exclusivity provision in detail, including the fact that the non-binding letter of intent was set up so that the exclusivity provision did not apply to parties contacted by either Vertro or Inuvo during the prior three months, which would allow Vertro to continue discussions with any parties contacted by America’s Growth Capital as part of the competitive sale process, including Party A. The Vertro board discussed the letter of intent and authorized Mr. Corrao to execute the letter of intent and move forward with due diligence regarding a potential transaction with Inuvo.

On August 1, 2011, Inuvo and Vertro executed the letter of intent for a merger of Inuvo and Vertro, and the management teams of Inuvo and Vertro met to finalize the proposed terms of the transaction and discuss due diligence, transaction timeline, synergies, and other matters.

On August 3, 2011, the Vertro board of directors was updated via informal teleconference regarding the competitive sale process.

On August 4, 2011, the Inuvo board of directors met to receive an update of the status of the ongoing discussions with Vertro from Inuvo’s management and a representative of Craig-Hallum.

On August 5, 2011, Messrs. Weber and Tuchman had a telephonic meeting in which they discussed the potential benefits to both companies of a transaction between Inuvo and Vertro.

On August 9, 2011, at a meeting of the Vertro board of directors, a representative of America’s Growth Capital reviewed the competitive sale process undertaken by America’s Growth Capital, indicating that over 180 potential partners had been contacted regarding a possible transaction with Vertro. The presentation of America’s Growth Capital summarized the results of Vertro’s contact with over 80 strategic parties and over 80 financial parties who declined interest in a transaction with Vertro, while the remaining parties initially contacted were undecided. A representative of America’s Growth Capital reported that of the initially undecided parties, Vertro remained in active discussions with three interested parties, in addition to Inuvo, and updated the board on the status of those discussions. A proposed Inuvo transaction and timeline were also reviewed. A representative of Porter Wright gave a presentation regarding the fiduciary duties of the Vertro board of directors. Additionally, at the meeting, Mr. Corrao gave a presentation regarding Inuvo, reviewing the strategic opportunity to combine two smaller companies into a larger more diverse entity and leverage synergies within product line, distribution channels, clients, consumers, banking relationships and operating costs. Mr. Corrao discussed the combined entity’s financial position and the near term and long term business cases for the transaction, among other topics. Finally, Mr. Corrao discussed potential risks to the transaction and the combined entity, including but not limited to cash position, revenue concentration, litigation, lease costs, potential culture clashes, and employees in multiple locations.

During the months of August and September 2011, representatives of Vertro and Inuvo continued to correspond and meet regarding the proposed transaction, due diligence matters, financial forecasts, and a strategic plan for the combined company. Representatives of Porter Wright and Inuvo’s legal counsel, Schneider Weinberger, LLP, referred to as Schneider Weinberger, began drafting and negotiating definitive transaction agreements.

During August, representatives of America’s Growth Capital and Vertro management continued to correspond and meet to discuss the three parties besides Inuvo and Party A that continued to express interest in a strategic transaction. At the request of one such party as part of its due diligence, Vertro management prepared an evaluation of the estimated monthly revenue of Vertro, or tail analysis, if it were to discontinue its operations, which valuation represented a significant diminution of Vertro’s estimated value as a going concern despite not including the costs of liquidation associated with such discontinuation of operations. As a result of the tail analysis, liquidation was never considered to be a viable strategic alternative for Vertro.

On August 12, 2011, the Inuvo board of directors held a telephonic meeting at which a representative of Craig-Hallum addressed the board and summarized the developments since the last meeting of the board. Also on August 12, 2011, Messrs. Tuchman and Weber held a brief follow-up telephonic meeting to their earlier call on August 5, 2011.

On August 19, 2011, the Inuvo board of directors held a meeting and received an update as to the status of the transaction from Inuvo’s management and a representative of Craig-Hallum.

On August 24, 2011, the Inuvo board of directors held a meeting and received an update as to the status of the transaction from Inuvo’s management, a representative of Craig-Hallum, and a representative of Schneider Weinberger.

On August 24, 2011, the Vertro board of directors was updated via informal teleconference regarding the competitive sale process.

On August 25, 2011, Vertro received a written, non-binding letter of intent from an affiliate of Party A to acquire the Company for a total purchase price not to exceed approximately $13.1 million.

On August 29, 2011, a representative of America’s Growth Capital spoke with Party A to request documentation showing adequate capital to complete the transaction and to request a revised, non-binding letter of intent to correct erroneous dates, revise the structure of the proposed transaction, and include a more competitive price.

On August 31, 2011, the Inuvo board of directors held a meeting at which it received an update as to the status of the transaction from Inuvo’s management, a representative of Schneider Weinberger, and a representative of Craig-Hallum.

On September 7, 2011, the Vertro board of directors met with representatives of America’s Growth Capital to receive an update on Vertro’s discussions with the three parties besides Inuvo and Party A that had continued to express interest in a possible strategic transaction with Vertro. America’s Growth Capital informed the board that the three parties declined to continue pursuing a transaction for various reasons, including inability to pursue non-core acquisitions due to one party’s declining stock price, one party’s dissatisfaction with its analysis of Vertro’s business, and a determination by one party that Vertro’s business was not core to the party’s operations. Representatives of America’s Growth Capital also discussed with the board the non-binding letter of intent received from Party A on August 25, 2011, and stated that Party A had subsequently indicated it was in the process of updating its proposed non-binding letter of intent.

On September 9, 2011, Vertro received an edited, written, non-binding letter of intent from an affiliate of Party A to acquire Vertro for a total purchase price not to exceed approximately $14.2 million.

On September 10, 2011, representatives of America’s Growth Capital contacted Party A on behalf of Vertro and answered several due diligence questions and discussed proposed revisions to the non-binding letter of intent. Party A indicated it would likely prepare a revised non-binding letter of intent; however, no revised letter of intent was ever received by Vertro.

On September 13, 2011, the Inuvo board of directors held a meeting at which it received an update as to the status of the transaction from Inuvo’s management, a representative of Schneider Weinberger, and a representative of Craig-Hallum.

On September 14, 2011, at an informal teleconference of the Vertro board of directors, management provided an update of the competitive sale process. Among matters discussed were the September 9, 2011, non-binding letter of intent from an affiliate of Party A, the cash position of Party A relative to its ability to finance a transaction, due diligence matters, concerns over the ability of a principal of Party A to enter the United States, and a lack of responsiveness of Party A regarding inquiries from America’s Growth Capital. Mr. Corrao informed the Vertro board of directors that he would be meeting with representatives of Party A and America’s Growth Capital within the coming week.

On September 18, 2011, Mr. Corrao met with a representative of Party A and on September 19, 2011, met with a representative of Party A and a representative of America’s Growth Capital to discuss a potential acquisition of Vertro or Vertro acquiring Party A.

On September 22, 2011, a representative of America’s Growth Capital and a representative of Party A had a teleconference to discuss the possibility of Vertro purchasing Party A in a highly leveraged transaction at some point in the future, and the discussions of Party A acquiring Vertro were discontinued.

On September 29, 2011, the management teams of Inuvo and Vertro met to discuss transaction structure, finalize the details of a definitive merger agreement, and review financial forecasts, synergies, due diligence and other matters.

On September 30, 2011, the Inuvo board of directors held a meeting at which it received an update as to the status of the transaction from Inuvo’s management, a representative of Schneider Weinberger, and a representative of Craig-Hallum.

On October 5, 2011, the Vertro board of directors was updated via informal teleconference regarding negotiations with Inuvo.

On October 11, 2011, the members of the Vertro board of directors held a meeting at which members of Vertro’s management, America’s Growth Capital and Porter Wright attended. Members of America’s Growth Capital updated the Vertro board of directors on the strategic alternatives process to date and confirmed that the proposed merger with Inuvo was the only opportunity that existed as a result of such process as discussions of Party A acquiring Vertro had been discontinued. Vertro’s management discussed the proposed merger transaction at significant length with the Vertro board of directors. Vertro’s management and the board of directors also considered current outlook and projections for Vertro on a standalone basis. Mr. Pisaris and a representative of Porter Wright provided a summary of the proposed merger agreement and updated the board on negotiations of the merger agreement to date. The approximate proposed exchange ratio was 1.385 shares of Inuvo common stock per share of Vertro common stock, which was calculated to provide Vertro stockholders with an ownership interest of approximately 49.9% of the combined company on a fully diluted basis. A representative of Porter Wright discussed with the Vertro board of director its fiduciary duties in connection with the strategic alternatives process and potential merger with Inuvo. After further discussion, the Vertro board of directors instructed Vertro management to continue to finalize negotiations with Inuvo.

On October 11, 2011, the compensation committee of the Vertro board of directors met to discuss the proposed forms of employment agreement that were to be negotiated and attached to the merger agreement and instructed Vertro management to continue to negotiate the same with Inuvo based on guidance from the committee, including the fact that the new employment agreements with Inuvo should be substantially similar to the existing employment agreements with Vertro.

Also on October 11, 2011, the Inuvo board of directors held a meeting and a representative of Craig-Hallum delivered Craig-Hallum’s fairness analysis regarding the fairness of the transaction to Inuvo’s stockholders. At this meeting, Inuvo’s management and a representative of Schneider Weinberger provided an update as to the status of the transaction.

Between October 11 and 15, 2011, representatives of Vertro’s and Inuvo’s management, Porter Wright and Schneider Weinberger conducted discussions, and resolved the remaining open issues, concerning the merger agreement provisions.

On October 13, 2011, Messrs. Weber and Tuchman held a telephonic meeting to discuss the status of the proposed forms of employment agreements for Messrs. Howe, Ruiz, Corrao and Pisaris. Also on October 13, 2011, the compensation committee of Inuvo’s board of directors met and approved the forms of employment agreements for Messrs. Howe, Ruiz, Corrao and Pisaris to be entered into at the closing of the merger.

On October 14, 2011, the Inuvo board of directors held a meeting and a representative of Craig-Hallum provided the Inuvo board of directors with an update on the status of the proposed merger agreement since the last meeting of the Inuvo board of directors and an expected schedule for the execution and announcement of the merger agreement.

On October 16, 2011, the Inuvo board of directors held a meeting to be updated on events since the previous meeting and to review the final terms of the merger agreement. Representatives of Craig-Hallum and Schneider Weinberger were also present. At the meeting, a representative of Craig-Hallum delivered an update of the presentation he had made at the October 11, 2011, board meeting regarding Craig-Hallum’s final fairness analysis, and Craig Hallum rendered its oral opinion to the Inuvo board of directors (which was confirmed in writing by delivery of its written opinion dated October 16, 2011) to the effect that as of October 16, 2011, and based upon and subject to the factors set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Inuvo. A representative of Schneider Weinberger provided a summary of the material terms of the merger agreement, which had been provided in advance to the Inuvo board of directors, and management provided its final recommendations. At the board meeting, the Inuvo board approved and adopted the merger, the merger agreement and all transactions contemplated as described in the merger agreement.

On October 16, 2011, the Vertro board of directors held a meeting to be updated on events since the previous meeting and review the final version of the merger agreement. Representatives of Porter Wright, America’s Growth Capital and Messrs. Pisaris and James Gallagher, Vertro’s chief financial officer, were also present. Prior to the meeting, the members of the Vertro board of directors had been furnished a draft of the merger agreement and other information related to the proposed transaction. At this meeting, America’s Growth Capital rendered its oral opinion to the Vertro board of directors (which was confirmed in writing by delivery of its written opinion dated October 16, 2011) to the effect that as of October 16, 2011, and based upon and subject to the factors set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the Vertro stockholders. Porter Wright and Mr. Pisaris provided a summary of the material terms of the final merger agreement, including that the final exchange ratio had increased to 1.546 shares of Inuvo common stock per share of Vertro common stock due to additional equity incentive awards that had been recently granted by Inuvo’s board of directors. After discussion, including consideration of the factors described in “Vertro’s Purposes and Reasons for the Merger” and “Recommendations of the Vertro Board of Directors” beginning on pages 54 and 57, respectively, the Vertro board of directors unanimously determined that the adoption of the merger agreement and the approval of the merger are advisable, fair to, and in the best interests of, Vertro and its stockholders, approved and adopted the merger agreement and the merger, recommended that the Vertro stockholders adopt the merger agreement and approve the merger, and authorized the preparation and filing of this joint proxy statement/prospectus.

On October 16, 2011, after all required parties approved the transaction, Inuvo, Vertro, and Merger Sub executed the merger agreement. The parties filed a joint press release announcing the merger on the morning of October 17, 2011.

On December 5, 2011, Party B sent an unsolicited written proposal to Vertro, referred to as the proposal, which Party B asserted was superior to the merger. The proposal purported to be an offer to purchase substantially all of the assets and assume substantially all of the liabilities of Vertro for a cash purchase price of $10 million dollars, but other than stating it excluded Vertro’s cash and liabilities for pending litigation was not specific as to what assets would be purchased or liabilities assumed.

On December 7, 2011, the Vertro board of directors met with representatives of AGC, representatives of Porter Wright, Mr. Pisaris and Mr. Gallagher to discuss the proposal from Party B. Representatives of Porter Wright discussed with the Vertro board of directors its fiduciary duties with respect to addressing the proposal and Vertro’s contractual obligations under the merger agreement. Representatives of AGC discussed the merits of the proposal with the Vertro board of directors and discussed the fact that Party B was contacted during the competitive sales process, but was unwilling to execute the customary confidentiality agreement, precluding it from participating in the competitive sales process at that time. After discussions with representatives of AGC and Porter Wright, the Vertro board of directors determined that the December 5, 2011 proposal did not contain sufficient information on which to make an informed judgment of whether to commence any discussions or negotiations with Party B, and instructed AGC to correspond with Party B asking whether it desired to supplement its correspondence, dated December 5, 2011.

On December 8, 2011, AGC sent Party B a letter asking whether Party B desired to supplement its correspondence, dated December 5, 2011, to provide additional information concerning the proposal.

On December 9, 2011, AGC received a response from Party B. Party B reaffirmed its statement that it desired to purchase substantially all of Vertro’s assets and assume substantially all liabilities, but did not provide specifics beyond what was contained in the original proposal, although Party B stated that it would not assume liability for transaction fees, investment banking fees or litigation costs associated with the merger. On December 12, 2011, Vertro provided Party B with a confidentiality agreement. As of the date of this joint proxy statement/prospectus Vertro has not received an executed confidentiality agreement or any further communication from Party B.

Inuvo’s Purposes and Reasons for the Merger

The Inuvo board of directors (i) has determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, Inuvo and its stockholders, (ii) has approved the merger agreement and the merger, and (iii) recommends that the Inuvo stockholders approve the issuance of shares of Inuvo common stock in the merger. In evaluating the merger agreement and the merger, the Inuvo board of directors considered a number of factors that supported its decisions and recommendations, including:

•	the merger will create a stronger core business, providing more scale from which to attract advertisers, publishers and consumers;

•	the merger is expected to eliminate approximately $2.4 million in annual overlapping expenses of the combined companies through operating and public company synergies;

•	the merger will diversify revenue streams and mitigate Inuvo’s dependence on one major customer;

•	the merger will provide an existing install and distribution capability through Vertro’s ALOT toolbar applications for Inuvo’s consumer facing innovations;

•	the merger will create a stronger business from which to access both debt and capital markets to support growth;

•	the merger will combine two experienced digital marketing teams;

•	the opinion of Craig-Hallum as to the fairness of the merger to Inuvo; and

•	the merger is intended to qualify as a reorganization for U.S. federal income tax purposes.

The Inuvo board of directors also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the Inuvo board included:

•

although management of Inuvo believes the merger will have a positive effect on its business, it is possible the issuance of a significant number of shares of Inuvo common stock into the market, as would happen in the merger, could cause a decline in its price, and the increased size of Inuvo’s public float thereafter could adversely affect the price at which it trades;

•

delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings relative to anticipated levels and negatively impact Inuvo’s ability to meet obligations under its bank financing agreement;

•	Inuvo will be subject to risks related to any litigation and other contingencies pending against Vertro;

•	the risk that the merger might not be completed in a timely manner, or at all, due to a failure to satisfy the closing conditions, some of which are outside of Inuvo’s control;

•

the risk of the potential adverse effect of the public announcement of any termination of the merger agreement on Inuvo’s business, including its ability to attract new sources of capital, retain key personnel, and maintain its overall competitive position if the merger is not completed;

•

certain executive officers and directors of Inuvo have separate interests with respect to the merger, in addition to their interests as Inuvo stockholders generally, as described in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 73;

•	the merger agreement imposes certain limitations on Inuvo’s right to consider third-party offers received prior to the effective time of the merger;

•	the risk that Vertro’s revenue forecasts are not attained at the level or within the timeframe expected;

•	the general challenges associated with successfully integrating two companies;

•	the risk of stockholder lawsuits that may be filed against Inuvo and/or the Inuvo board of directors in connection with the merger agreement;

•	the substantial transaction costs to be incurred by Inuvo in connection with the merger, even if the merger is not completed in a timely manner or at all;

•

the fact that certain provisions contained in the merger agreement, including the no-solicitation provisions limiting Inuvo’s ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, an alternative acquisition proposal, and the $500,000 termination fee payable by Inuvo under certain circumstances, could have the effect of discouraging or devaluing acquisition proposals involving Inuvo, including those that could otherwise become superior proposals;

•	the immediate and substantial dilution of the equity interests and voting power of Inuvo’s current stockholders upon completion of the merger;

•

the restrictions on the conduct of Inuvo’s business prior to the completion of the merger, which require Inuvo to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent Inuvo from pursuing business opportunities that would otherwise be in its best interests as a standalone company;

•	delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings relative to anticipated levels; and

•

various other applicable risks associated with the business of Inuvo, Vertro, and the combined company and the merger, including those described above in the section entitled “Risk Factors — Risks Related to the Merger” beginning on page 21.

The Inuvo board of directors concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger. The foregoing discussion and the discussion under “Background of the Merger” are not intended to be exhaustive, but rather include the material factors considered by the Inuvo board of directors in evaluating the proposed merger. The Inuvo board of directors oversaw the performance of financial and legal due diligence by Inuvo’s management and Inuvo’s advisors and Inuvo’s management conducted an extensive review, evaluation, and negotiation of the terms and conditions of the merger on behalf of Inuvo. In view of the large number of factors considered by the Inuvo board of directors in connection with the evaluation of the merger and the merger agreement and the complexity of these matters, the Inuvo board of directors did not consider it practicable, nor did it attempt, to quantify, rank, or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. Rather, the Inuvo board of directors made its recommendations based on the totality of information presented and the investigation it conducted. In addition, individual directors may have given different weight to the various factors.

In addition to determining that the merger is advisable and in the best interests of Inuvo and the Inuvo stockholders, the Inuvo board of directors determined that the transaction was procedurally and substantively fair to the Inuvo stockholders. The Inuvo board of directors believes that a number of factors support the determination of procedural and substantive fairness to Inuvo and Inuvo stockholders, including the following:

•

the unanimous recommendation of the Inuvo board of directors in favor of the merger agreement and the merger in light of the review of Vertro’s business, assets, liabilities and financial condition by Inuvo’s management and advisors;

•

the financial analysis reviewed by Craig-Hallum with the Inuvo board of directors and its written opinion to the Inuvo board of directors, with respect to the fairness, from a financial point of view, to Inuvo, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Craig-Hallum in preparing its opinion. See the section entitled “The Merger — Opinion of Craig-Hallum Capital Group, LLC, Financial Advisor to the Inuvo Board of Directors” beginning on page 61;

•	the fact that Inuvo has no obligation to effect the merger if a material adverse effect with respect to Vertro’s business has occurred since the date of the merger agreement;

•

the no-solicitation provisions of the merger agreement limiting Vertro’s ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, or solicit, encourage, or knowingly facilitate any inquiry with respect to, an alternative acquisition proposal;

•	the limited number and nature of the conditions to Vertro’s obligation to complete the merger and the limited risk of non-satisfaction of such conditions;

•

the conclusion of the Inuvo board of directors that the $500,000 termination fee set forth in the merger agreement is reasonable in the context of termination fees that were payable in comparable transactions and is not likely to preclude another party from making a superior offer with respect to Inuvo;

•

the belief that the terms of the merger agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•

the merger consideration and other terms and conditions of the merger agreement were the result of negotiations between the Inuvo board of directors and the Vertro board of directors and their respective financial and legal advisors following thorough due diligence; and

•

under the terms of the merger agreement, the Inuvo board of directors may terminate the merger agreement if it determines in good faith, after consultation with its legal counsel, that it is required by its fiduciary duties to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior offer.

Recommendation of the Inuvo Board of Directors

Inuvo’s management oversaw the performance of the financial and legal due diligence by Inuvo and its advisors and conducted an extensive review, evaluation and negotiation of the terms and conditions of the merger on behalf of Inuvo. Inuvo’s management and Inuvo’s advisors regularly reported the status of the evaluations and negotiations to Inuvo’s board. Inuvo’s board, after giving careful consideration to the presentation made by Craig-Hallum, and upon management’s recommendation determined by a unanimous vote at a meeting on October 16, 2011, that the merger is advisable, fair to, and in the best interests of, Inuvo and the Inuvo stockholders. At its meeting on October 16, 2001, Inuvo’s board also unanimously approved the merger agreement, the merger and the related transactions.

The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to approve the issuance of shares of Inuvo common stock in the merger, “FOR” the proposal to adopt the Certificate of Amendment to the Amended Articles of Incorporation, “FOR” the proposal to adopt the amendment to the 2010 Equity Compensation Plan, and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Vertro’s Purposes and Reasons for the Merger

The Vertro board of directors (i) has determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, Vertro and its stockholders, (ii) has approved the merger agreement and the merger, and (iii) recommends that the Vertro stockholders adopt the merger agreement and approve the merger. In evaluating the merger agreement and the merger, the Vertro board of directors considered a number of factors that supported its decisions and recommendations, including:

•	based on the respective trading prices of shares of Inuvo’s and Vertro’s common stock on October 14, 2011, the merger consideration to be received by Vertro stockholders represented:

•	an implied premium of approximately 68% over the closing price of Vertro’s common stock on October 14, 2011, the last trading day prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 69% over the average of the closing prices of Vertro’s common stock over the 30 days prior to the announcement of the execution of the merger agreement;

•	an implied premium of approximately 60% over the average of the closing prices of Vertro’s common stock over the 60 days prior to the announcement of the execution of the merger agreement; and

•	an implied premium of approximately 45% over the average of the closing prices of Vertro’s common stock over the 90 days prior to the announcement of the execution of the merger agreement.

•	America’s Growth Capital’s opinion that the exchange ratio to be received by the holders of shares of Vertro common stock was fair, from a financial point of view, to such stockholders;

•

that America’s Growth Capital conducted a comprehensive strategic alternatives process and no other definitive offer was received and no other potential purchasers had continued to express an interest in an acquisition of Vertro;

•

that the combined company would have a significant increase in scale that would create a stronger core business, which would be expected to attract more advertisers, publishers and consumers, and provide a stronger base to access both debt and capital markets to support growth;

•

the belief that the combination of Inuvo’s and Vertro’s businesses would create more value for the Vertro stockholders in the long-term than Vertro could create as a standalone business given the challenges in its business and the risks of undiversified revenue stream and reliance on a single customer;

•	that the combined company would be expected to be able to capitalize on various operating efficiencies and eliminate overlapping operating and public company expenses;

•	the merger will leverage existing relationships held by both parties and mitigate supplier and customer risk facing both Vertro and Inuvo;

•	the merger will provide an existing install and distribution capability through Vertro’s ALOT toolbar applications for Inuvo’s consumer facing innovations;

•

the historical and current information concerning Vertro’s business, financial performance, financial condition, operations, and management, including financial projections of Vertro under various scenarios and its short- and long-term strategic objectives and the risks associated therewith;

•	the opportunity for the Vertro stockholders to participate in the potential future value of the combined company;

•

the determination that the relative percentage of ownership of the combined company by Inuvo stockholders and Vertro stockholders is consistent with Vertro’s perceived valuations of each company at the time the Vertro board of directors approved the merger agreement;

•	the likelihood of retaining key Vertro employees to manage the combined company and the combined company being comprised of two experienced digital marketing teams;

•	the likelihood that the merger will be completed on a timely basis; and

•

the merger is intended to qualify as a tax-free reorganization under the Code and therefore will be non-taxable to the Vertro stockholders, except with respect to cash that is received instead of fractional shares of Inuvo common stock.

The Vertro board of directors also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the Vertro board of directors were as follows:

•

the risk that the merger might not be completed in a timely manner, or at all, due to a failure to satisfy the closing conditions, some of which are outside of Vertro’s control, including an adverse effect on Inuvo;

•

the risk of the potential adverse effect of the public announcement of any termination of the merger agreement on Vertro’s business, including its ability to attract new sources of capital, retain key personnel, and maintain its overall competitive position if the merger is not completed;

•

various other applicable risks associated with the business of Inuvo, Vertro, and the combined company and the merger, including those described in the section entitled “Risk Factors” beginning on page 21;

•

certain executive officers and directors of Vertro have separate interests with respect to the merger, in addition to their interests as Vertro stockholders generally, as described in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 73;

•	the merger agreement imposes certain limitations on Vertro’s right to consider third-party offers received prior to the effective time of the merger;

•	the risk that Vertro’s revenue forecasts are not attained at the level or within the timeframe expected;

•	the general challenges associated with successfully integrating two companies;

•	the risk of stockholder lawsuits that may be filed against Vertro and/or the Vertro board of directors in connection with the merger agreement;

•	the substantial transaction costs to be incurred by Vertro in connection with the merger, even if the merger is not completed in a timely manner or at all;

•

the fact that certain provisions contained in the merger agreement, including the no-solicitation provisions limiting Vertro’s ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, an alternative acquisition proposal, and the $500,000 termination fee payable by Vertro under certain circumstances, could have the effect of discouraging or devaluing acquisition proposals involving Vertro, including those that could otherwise become superior proposals;

•	the immediate and substantial dilution of the equity interests and voting power of Vertro’s current stockholders upon completion of the merger;

•	the ability of Vertro’s current stockholders to significantly influence the combined company’s business following the completion of the merger;

•

the restrictions on the conduct of Vertro’s business prior to the completion of the merger, which require Vertro to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent Vertro from pursuing business opportunities that would otherwise be in its best interests as a standalone company; and

•	delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings relative to anticipated levels.

The Vertro board of directors concluded, however, that these risks and potentially negative factors were outweighed by the expected benefits of the merger. The foregoing discussion and the discussion under “Background of the Merger” are not intended to be exhaustive, but rather include the material factors considered by the Vertro board of directors in evaluating the proposed merger. The Vertro board of directors oversaw the performance of financial and legal due diligence by Vertro’s management and its and Inuvo’s respective advisors and conducted an extensive review, evaluation, and negotiation of the terms and conditions of the merger on behalf of Vertro. In view of the large number of factors considered by the Vertro board of directors in connection with the evaluation of the merger and the merger agreement and the complexity of these matters, the Vertro board of directors did not consider it practicable, nor did it attempt, to quantify, rank, or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. Rather, the Vertro board of directors made its recommendations based on the totality of information presented and the investigation it conducted. In addition, individual directors may have given different weight to the various factors.

In addition to determining that the merger is advisable and in the best interests of Vertro and the Vertro stockholders, the Vertro board of directors determined that the transaction was procedurally and substantively fair to the Vertro stockholders. The Vertro board of directors believes that a number of factors support the determination of procedural and substantive fairness to Vertro and Vertro stockholders, including the following:

•

the unanimous recommendation of the Vertro board of directors in favor of the merger agreement and the merger in light of the review of Inuvo’s business, assets, liabilities and financial condition by Vertro management and advisors;

•

the financial analysis reviewed by America’s Growth Capital with the Vertro board of directors and its written opinion to the Vertro board of directors, with respect to the fairness, from a financial point of view, to the Vertro stockholders, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by America’s Growth Capital in preparing its opinion. See the section entitled “The Merger — Opinion of America’s Growth Capital, LLC, Financial Advisor to the Vertro Board of Directors” beginning on page 68;

•	the fact that Vertro has no obligation to effect the merger if a material adverse effect with respect to Inuvo’s business has occurred since the date of the merger agreement;

•

the no-solicitation provisions of the merger agreement limiting Inuvo’s ability to engage in discussions or negotiations regarding, or furnish to any person any information with respect to, or solicit, encourage, or knowingly facilitate any inquiry with respect to, an alternative acquisition proposal;

•	the limited number and nature of the conditions to Inuvo’s obligation to complete the merger and the limited risk of non-satisfaction of such conditions;

•

the conclusion of the Vertro board of directors that the $500,000 termination fee set forth in the merger agreement is reasonable in the context of termination fees that were payable in comparable transactions and is not likely to preclude another party from making a superior offer with respect to Vertro;

•

the belief that the terms of the merger agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•

the merger consideration and other terms and conditions of the merger agreement were the result of negotiations between the Vertro board of directors and the Inuvo board of directors and their respective financial and legal advisors following thorough due diligence; and

•

under the terms of the merger agreement, the Vertro board of directors may terminate the merger agreement if it determines in good faith, after consultation with its legal counsel, that it is required by its fiduciary duties to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior offer.

Recommendation of the Vertro Board of Directors

The Vertro board of directors oversaw the performance of financial and legal due diligence by Vertro management and its advisors and conducted an extensive review, evaluation, and negotiation of the terms and conditions of the merger on behalf of Vertro. The Vertro board of directors, after giving careful consideration to the presentation made by America’s Growth Capital, determined by a unanimous vote at a meeting on October 16, 2011, that the merger agreement and the merger are advisable, fair to, and in the best interests of, Vertro and its stockholders and approved the merger agreement and the merger.

The Vertro board of directors recommends unanimously that stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger, “FOR” the proposal to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger, and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Certain Unaudited Prospective Financial Information

Vertro

Vertro’s senior management does not, as a matter of course, publicly disclose forecasts or projections as to its future financial performance or earnings due to the inherent unpredictability of the underlying assumptions and estimates. Vertro’s senior management, however, provided certain financial forecasts of Vertro’s operating performance to Vertro’s board of directors in connection with Vertro’s consideration of a potential merger transaction. Vertro’s management also provided certain financial forecasts of the combined company to Vertro’s board of directors, inclusive of projections with respect to Inuvo as provided by Inuvo, in connection with Vertro’s consideration of a potential merger transaction. These projections were also provided to Vertro’s financial advisor, America’s Growth Capital, and certain of these projections were utilized by America’s Growth Capital, at the direction of Vertro, for purposes of the financial analyses it rendered to the Vertro board of directors in connection with its opinion. See “— Opinion of America’s Growth Capital, LLC, Financial Advisor to the Vertro Board of Directors” beginning on page 68, and “— Background of the Merger” beginning on page 43. In addition, material portions of the projections were provided to Inuvo.

There has been included in this joint proxy statement/prospectus a summary of the projections that were deemed material by Vertro for purposes of considering and evaluating the merger. Although the projections are presented with numerical specificity, the projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions, Vertro’s ability to execute its strategic plans and other matters, all of which are difficult to predict and many of which are beyond Vertro’s control. The material estimates and assumptions Vertro’s management made with respect to its projections related to gross margins, operating expenses, and customer acquisitions costs. Vertro’s management assumed that gross margins would be in line with historical experience and projected operating expenses based on anticipated increases ranging from flat to 10% year over year. With respect to customer acquisition costs, Vertro’s management assumed $60,000 per day through the end of the second quarter 2012, with a 0.25% increase month on month for the second half of 2012, and 0.5% month on month increase for fiscal years 2013 to 2016. With respect to the combined company projections, Vertro’s management made certain estimates with respect to operating and public company synergies.

The projections and their underlying estimates and assumptions are also subject to significant uncertainties related to Vertro’s business, including, but not limited to, economic conditions, changes in Vertro’s industry and the competitive environment in which Vertro operates. For a discussion of the risks and uncertainties applicable to Vertro’s business, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19, and “Risk Factors — Risks Related to Vertro” beginning on page 31.

As a result, although the projections set forth below were prepared in good faith based upon assumptions believed to be reasonable at the time the projections were prepared, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. For the foregoing reasons, the inclusion of these projections should not be regarded as a representation by Vertro, its board of directors, Inuvo, Merger Sub, America’s Growth Capital or any other recipient of this information that any of them considered, or now considers, the projections to be a prediction of actual future results, and such data should not be relied upon as such.

Vertro believes that the assumptions Vertro’s management used as a basis for the projections were reasonable at the time the projections were prepared, given information Vertro’s management had at the time. Except to the extent required by applicable federal securities laws, however, Vertro does not intend, and expressly disclaims any responsibility, to update or otherwise revise the projections to reflect circumstances existing after the date the projections were prepared. The internal financial forecasts upon which these projections were based are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects, and thus are susceptible to various interpretations. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The combination of the Vertro and Inuvo unaudited prospective financial information does not represent the results that the combined company will achieve if the merger is completed, nor does it represent unaudited prospective financial information for the combined company.

The projections described below were not prepared with a view to public disclosure and are included in this joint proxy statement/prospectus only to give Vertro stockholders access to certain nonpublic information that was made available to the board of directors of Vertro in connection with its consideration of a possible merger transaction and to Inuvo. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither Vertro’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

A summary of the projections prepared by Vertro senior management that were deemed material by Vertro is as follows (Values in Millions of Dollars):

Vertro Standalone Basis

Fiscal Year	2012	2013	2014	2015	2016
Revenue	$36.0	$37.9	$40.3	$42.7	$45.4
Adjusted EBITDA (1)	4.3	4.3	4.7	5.2	5.8

Combined Company

Fiscal Year	2012	2013	2014	2015	2016
Revenue	$74.8	$80.8	$87.8	$95.7	$105.4
Adjusted EBITDA (1)	10.1	10.5	12.0	13.4	14.9

(1)

Adjusted EBITDA is defined as EBITDA (earnings from continuing operations before interest, income taxes, depreciation and amortization) plus non-cash compensation expense and plus or minus certain identified revenues or expenses that are not expected to recur or be representative of future ongoing operation of the business.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Vertro, Inuvo or any other person to any stockholder of Vertro or any stockholder of Inuvo regarding the ultimate performance of Vertro compared to the information included in the above unaudited prospective financial information. The unaudited prospective financial information in this joint proxy statement/prospectus constitutes forward-looking statements and should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events nor construed as financial guidance.

VERTRO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Inuvo

Inuvo’s senior management does not, as a matter of course, publicly disclose forecasts or projections as to its future financial performance or earnings due to the inherent unpredictability of the underlying assumptions and estimates. Inuvo’s senior management, however, provided certain financial forecasts of Inuvo’s operating performance to Craig-Hallum for purposes of the financial analyses it rendered to the Inuvo board of directors in connection with its opinion. See “— Opinion of Craig-Hallum Capital Group, LLC, Financial Advisor to the Inuvo Board of Directors” beginning on page 61, and “— Background of the Merger” beginning on page 43. In addition, material portions of the projections were provided to Vertro.

There has been included in this joint proxy statement/prospectus a summary of the projections that were deemed material by Inuvo for purposes of considering and evaluating the merger. Although the projections are presented with numerical specificity, the projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions, Inuvo’s ability to execute its strategic plans and other matters, all of which are difficult to predict and many of which are beyond Inuvo’s control. With respect to the combined company projections, Inuvo’s management made certain estimates with respect to operating and public company synergies.

The projections and their underlying estimates and assumptions are also subject to significant uncertainties related to Inuvo’s business, including, but not limited to, economic conditions, changes in Inuvo’s industry and the competitive environment in which Inuvo operates. For a discussion of the risks and uncertainties applicable to Inuvo’s business, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19, and “Risk Factors — Risks Related to Inuvo” beginning on page 24.

As a result, although the projections set forth below were prepared in good faith based upon assumptions believed to be reasonable at the time the projections were prepared, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. For the foregoing reasons, the inclusion of these projections should not be regarded as a representation by Inuvo, its board of directors, Vertro, Merger Sub, Craig-Hallum or any other recipient of this information that any of them considered, or now considers, the projections to be a prediction of actual future results, and such data should not be relied upon as such.

Inuvo believes that the assumptions Inuvo’s management used as a basis for the projections were reasonable at the time the projections were prepared, given information Inuvo’s management had at the time. Except to the extent required by applicable federal securities laws, however, Inuvo does not intend, and expressly disclaims any responsibility, to update or otherwise revise the projections to reflect circumstances existing after the date the projections were prepared. The internal financial forecasts upon which these projections were based are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects, and thus are susceptible to various interpretations. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The combination of the Inuvo and Inuvo unaudited prospective financial information does not represent the results that the combined company will achieve if the merger is completed, nor does it represent unaudited prospective financial information for the combined company.

The projections described below were not prepared with a view to public disclosure and are included in this proxy statement/prospectus only to give Inuvo stockholders access to certain nonpublic information that was made available to the board of directors of Inuvo in connection with its consideration of a possible merger transaction and to Inuvo. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither Inuvo’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

A summary of the projections prepared by and for Inuvo senior management that were deemed material by Inuvo is as follows (Values in Millions of Dollars):

Inuvo Standalone Basis

Fiscal Year	2012	2013	2014	2015	2016

Revenue	$38.8	$42.9	$47.5	$53.0	$60.1
Adjusted EBITDA (1)	3.0	3.4	4.4	5.3	6.2

(1)

Adjusted EBITDA is defined as EBITDA (earnings from continuing operations before interest, income taxes, depreciation and amortization) plus non-cash compensation expense and plus or minus certain identified revenues or expenses that are not expected to recur or be representative of future ongoing operation of the business.

In addition, Craig-Hallum prepared financial projections of the combined companies on behalf of Inuvo. These combined projections reflect the combination of the stand-alone projections shown above as well as estimates of future revenue and expense synergies as provided by Inuvo senior management. A summary of the combined financial projections is as follows:

Fiscal Year	2012	2013	2014	2015	2016
	(Values in Millions of Dollars)
Revenue	$84.2	$86.8	$93.8	$101.7	$111.5
Net Income (Loss)	2.2	2.0	3.1	3.8	4.7
Adjusted EBITDA (1)	11.2	11.1	12.5	13.9	15.4

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Inuvo, Vertro or any other person to any stockholder of Inuvo or any stockholder of Vertro regarding the ultimate performance of Inuvo compared to the information included in the above unaudited prospective financial information. The unaudited prospective financial information in this joint proxy statement/prospectus constitutes forward-looking statements and should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events nor construed as financial guidance.

INUVO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Craig-Hallum Capital Group, LLC, Financial Advisor to the Inuvo Board of Directors

At the meeting of the board of directors of Inuvo on October 16, 2011, Craig-Hallum rendered its oral opinion to the board of directors of Inuvo that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its written opinion and described below, the exchange ratio in the merger was fair from a financial point of view to Inuvo. Craig-Hallum subsequently confirmed its oral opinion by delivering its written opinion, dated October 16, 2011, to the board of directors of Inuvo.

The full text of the written opinion of Craig-Hallum, dated October 16, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitation on the review undertaken in rendering its opinion, is attached to this joint proxy statement/prospectus as Appendix B and incorporated by reference herein. The summary of Craig-Hallum’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. Craig-Hallum’s opinion is directed to the board of directors of Inuvo, addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to Inuvo as of the date of the opinion, and does not address any other aspect of the merger, Inuvo’s Certificate of Amendment to the Amended Articles of Incorporation, the amendment to Inuvo’s 2010 Equity Compensation Plan or the relative merits of the proposed merger compared to any alternative business strategy or transaction in which Inuvo might engage. Craig- Hallum provided its advisory services and opinion for the information and assistance of the board of directors of Inuvo in connection with its consideration of the proposed merger. The opinion of Craig-Hallum does not constitute a recommendation as to how any stockholder should vote with respect to the proposed merger. In addition, this opinion does not in any manner address the prices at which Inuvo common stock will trade following the completion of the merger. The Craig-Hallum opinion was approved by Craig-Hallum’s fairness committee.

In addition, Craig-Hallum’s opinion was just one of the many factors taken into consideration by the Inuvo board of directors when considering the merger and the merger agreement. Consequently, Craig-Hallum’s analysis should not be viewed as determinative of the decision of the board of directors with respect to the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to Inuvo as of the date of the opinion.

In arriving at its opinion, Craig-Hallum, among other things:

•	reviewed a draft, dated October 15, 2011, of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Inuvo and Vertro and the industries in which they operate;

•

compared the financial and operating performance of Vertro and Inuvo with publicly available information concerning other companies Craig-Hallum deemed relevant, and reviewed the current and historical market prices of the Vertro common stock and Inuvo common stock and certain publicly traded securities of such other companies;

•	reviewed, to the extent publicly available, financial information relating to selected transactions deemed comparable to the proposed merger;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Inuvo and Vertro relating to their respective businesses, as well as the estimated amount and timing of the cost saving and related expenses and synergies expected to result from the merger, which we refer to as the synergies; and

•	performed such other financial studies and analyses and considered such other information as Craig-Hallum deemed appropriate for the purpose of its opinion.

In addition, Craig-Hallum held discussions with members of the management of Inuvo and Vertro with respect to certain aspects of the merger, and the past and current business operations of Inuvo and Vertro, the financial condition and future prospects and operations of Inuvo and Vertro, the effects of the merger on the financial condition and future prospects of Inuvo, and certain other matters Craig-Hallum believed necessary or appropriate to its inquiry.

The following is a summary of certain of the financial analyses undertaken and information presented by Craig-Hallum and delivered to the board of directors of Inuvo on October 16, 2011, which analyses were among those considered by Craig-Hallum in connection with delivering the Craig-Hallum opinion.

Historical Exchange Ratio Analysis

Craig-Hallum calculated the daily implied historical exchange ratios during the year ending October 14, 2011, by dividing the daily closing prices per share of Vertro common stock by the closing price of Inuvo common stock for the one-day, ten-day, thirty-day, ninety-day, six-month, and one-year periods ending October 14, 2011. Craig-Hallum also noted the low and high exchange ratios for the one-year period ending October 14, 2011. The analysis resulted in the following implied exchange ratios for the periods indicated:

Exchange Ratio
1-day	0.92 x
10-day average	0.98 x
30-day average	1.14 x
90-day average	1.11 x
6-month average	1.16 x
1-year average	1.22 x
1-year high	1.94 x
1-year low	0.78 x

Craig-Hallum noted that a historical exchange ratio analysis is not a valuation methodology and that such analysis was presented solely for informational purposes.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly-traded companies, Craig-Hallum reviewed and compared specific financial and operating data relating to Inuvo and Vertro and eight other companies in the Internet media industry. None of the selected companies used in this analysis as a comparison is identical to Inuvo or Vertro. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Craig-Hallum’s analysis, may be considered similar to those of Inuvo and Vertro. Using publicly available information, Craig-Hallum calculated and analyzed the ratios of each company’s enterprise value to equity research analyst projections for the calendar years 2011 and 2012 revenues and earnings before interest, taxes, depreciation, amortization, and stock-based compensation, referred to as EBITDA. The enterprise value of each company was obtained by adding its short-and long-term debt to, and subtracting its cash from, the market value of its diluted common equity as of October 14, 2011. The following presents the results of this analysis:

	Inuvo	Low	Mean	Median	High
EV/Revenue CY 2011	0.5 x	0.3 x	1.2 x	1.3 x	2.2 x
EV/Revenue CY 2012	0.5 x	0.3 x	1.1 x	1.1 x	1.8 x
EV/EBITDA CY 2012	6.7 x	2.6 x	7.0 x	6.7 x	11.0 x

However, given the inherent differences between business, operations and prospects of Inuvo, Vertro and the companies included in the comparable company analysis, Craig-Hallum did not rely solely on the quantitative aspects of the comparable company analysis and accordingly made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Inuvo and Vertro and the companies included in the comparable company analysis that would affect the public trading values of each. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Inuvo, Vertro and the selected comparable companies. Based on these judgments,

Craig-Hallum selected the reference ranges of 0.9-1.8 times calendar year 2011 Revenue, 0.7-1.6 times calendar year 2012 revenue, and 6.4-8.4 times calendar year 2012 EBITDA for both the Inuvo case and the Vertro case. The high and low ranges represent the seventy-fifth and twenty-fifth percentiles in each multiple range, respectively. The reference ranges yielded the following range of implied equity values per share:

EV/Revenue CY 2011

	INUV	VTRO
High	$6.42	$7.08
Low	3.02	3.69

EV/Revenue CY 2012

	INUV	VTRO
High	$5.75	$7.38
Low	2.51	3.62

EV/EBITDA CY 2012

	INUV	VTRO
High	$2.22	$4.81
Low	1.65	3.79

Craig-Hallum compared the results of the implied equity values per share for Inuvo and Vertro. For each comparison, Craig-Hallum compared the highest equity value per share for Vertro to the lowest equity value per share for Inuvo to derive the highest exchange ratio implied by each pair of estimates. Craig-Hallum also compared the lowest equity value per share for Vertro to the highest equity value per share for Inuvo to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratios were:

EV/ Revenue CY 2011

Exchange Ratio
Highest Inuvo equity value per share to lowest Vertro equity value per share	2.34 x
Lowest Inuvo equity value per share to highest Vertro equity value per share	0.57 x

EV/ Revenue CY 2012

Exchange Ratio
Highest Inuvo equity value per share to lowest Vertro equity value per share	2.94 x
Lowest Inuvo equity value per share to highest Vertro equity value per share	0.63 x

EV/EBITDA CY 2012

Exchange Ratio
Highest Inuvo equity value per share to lowest Vertro equity value per share	2.92 x
Lowest Inuvo equity value per share to highest Vertro equity value per share	0.58 x

Transaction Premium Analysis

In order to assess the implied premium offered to the stockholders of Vertro in the proposed transaction relative to the premiums offered to stockholders in other transactions, Craig-Hallum reviewed the premium paid in selected transactions. Craig-Hallum used the following criteria to select the transactions:

•	mergers in the information technology industry between two U.S. publicly traded companies;

•	transactions announced since January 1, 2008;

•	transactions in which common equity was the only consideration; and

•	transactions in which the target and acquirer market caps were between $10 million and $1 billion one day before the announcement.

The following table lists the 12 transactions included in Craig-Hallum’s premiums paid analysis:

Date	Target	Acquirer
February 7, 2011	Endwave Corp.	GigOptix, Inc.;
June 2, 2010	DivX, Inc.	Sonic Solutions;
April 5, 2010	Symyx Technologies Inc.	Accelrys Inc.;
February 10, 2009	SiRF Technology Holdings, Inc.	CSR plc;
January 27, 2009	Oclaro, Inc.	Bookham Inc.;
November 21, 2008	Digital Fusion, Inc.	Kratos Defense & Security Solutions, Inc.;
June 26, 2008	Photon Dynamics, Inc.	Orbotech Ltd.;
June 20, 2008	Credence Systems Corporation	LTX Corp.;
May 19, 2008	Jazz Technologies, Inc.	Tower Semiconductor Ltd.;
May 15, 2008	Optium Corporation	Finisar Corp.;
May 8, 2008	Enliven Marketing Technologies Corporation	DG FastChannel, Inc.; and
February 20, 2008	SYS Technologies, Inc.	Kratos Defense & Security Solutions, Inc.

For each transaction, Craig-Hallum calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the following periods: (1) one trading day prior to announcement, (2) one week prior to announcement, and (3) one month prior to announcement. The results or this transaction premium analysis are summarized below:

Implied Premium (Discount)

	1st Quartile	Mean	Median	3rd Quartile
One-Day	12%	52.2%	40.1%	66%
One-Week	15%	54.3%	45.4%	72%
One-Month	17%	60.6%	28.0%	80%

The reasons for and the circumstances surrounding each of the transactions analyzed in the premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Vertro and the companies included in the premium analysis. Accordingly, Craig-Hallum believed that purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Craig-Hallum therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and Vertro. Based upon these judgments, Craig-Hallum selected a range of premiums based on the first and third quartiles of the one-day, one-week, and one-month premiums paid to calculate a range of implied exchange ratios of Vertro equity value per share to Inuvo equity value per share.

Exchange Ratio

	One-Day	One- Week	One -Month
High	1.52 x	1.56 x	2.44 x
Low	1.03x	1.05 x	1.59 x

Relative Discounted Cash Flow Analysis

Craig-Hallum conducted a discounted cash flow analysis for both Inuvo and Vertro for the purpose of determining their respective fully diluted equity value per share on a standalone basis. Craig-Hallum calculated the unlevered free cash flows that Inuvo and Vertro are expected to generate during fiscal years 2011 through 2016 based upon financial projections prepared by management of Inuvo in connection with the proposed transaction. Craig-Hallum also calculated a range of terminal values of both Inuvo and Vertro at the end of the 5-year period ending 2016 by applying an EBITDA terminal multiple ranging from five to nine. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates, 17% to 21% for Inuvo and 20% to 24% for Vertro, which were chosen by Craig-Hallum based upon an analysis of the cost of capital of Inuvo and Vertro. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Inuvo and Vertro estimated September 30, 2011, net debt to obtain fully diluted equity value.

As part of the total equity value calculated for Inuvo, Craig-Hallum calculated the present value of the tax benefit from Inuvo’s estimated net operating loss carry-forwards (referred to as NOLs) balance as of September 30, 2011. As part of the total equity value calculated for Vertro, Craig-Hallum calculated the present value of Vertro’s estimated NOLs balance as of September 30, 2011. The analysis yielded the following implied equity value per share:

	Inuvo	Vertro
High	$2.55	$3.84
Low	1.22	2.46

Craig-Hallum compared the results for the Inuvo case to the Vertro case. For the comparison, Craig-Hallum compared the highest equity value per share for Vertro with the lowest equity value per share for Inuvo to derive the highest exchange ratio implied by each pair of estimates. Craig-Hallum also compared the lowest equity value per share for Vertro to the highest equity value per share for Inuvo to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratios were as follows:

Exchange Ratio
Highest Vertro equity value per share to lowest Inuvo equity value per share	3.13x
Lowest Vertro equity value per share to highest Inuvo equity value per share	0.96x

Pro Forma Merger Analysis

Craig-Hallum reviewed the impact of the merger on earnings by comparing the earnings per share of Inuvo common stock on a standalone basis projected by Inuvo’s management to the pro forma earnings per share of the combined company following the merger, using projections prepared by Vertro’s management and forecast of synergies prepared by Inuvo and Vertro management. Craig-Hallum assumed a closing date of the merger of December 31, 2011. Based on this analysis, the merger would be accretive to Inuvo’s stockholders for the 2012 calendar year.

General

In reaching its conclusion as to the fairness of the merger consideration and in its presentation to the board of directors, Craig-Hallum did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Craig-Hallum believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

The analyses of Craig-Hallum are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Inuvo or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Inuvo were compared and other factors that could affect the public trading value of the companies.

For purposes of its opinion, Craig-Hallum relied upon and assumed the accuracy and completeness of all information that was publicly available and the financial statements and other information provided to it by Inuvo, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. Craig-Hallum relied upon the assurances of the management of Inuvo that the information provided to it by Inuvo was prepared on a reasonable basis in accordance with industry practice, and the financial planning data and other business outlook information reflects the best currently available estimates and judgment of management, and management was not aware of any information or facts that would make the information provided to Craig-Hallum incomplete or misleading. Craig-Hallum expressed no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based.

For purposes of its opinion, Craig-Hallum assumed that the merger will be consummated pursuant to the terms of the merger agreement without material modifications thereto and without waiver by any party of any material conditions or obligations there under. Craig-Hallum undertook no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Inuvo or its affiliates was a party or may be subject and Craig-Hallum’s opinion made no assumption concerning and therefore did not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

In arriving at its opinion, Craig-Hallum did not perform any appraisals or valuations of any specific assets or liabilities of Inuvo and was not furnished with any such appraisals or valuations. Craig-Hallum analyzed Inuvo as a going concern and accordingly expressed no opinion as to the liquidation value of Inuvo. Craig-Hallum expressed no opinion as to the price at which shares of Inuvo common stock have traded or at which such shares may trade following announcement of the merger or at any future time. The opinion is based on information available to Craig-Hallum and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. Craig-Hallum has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

The board of directors of Inuvo selected Craig-Hallum because Craig-Hallum is a nationally recognized investment banking firm and because, as a customary part of its investment banking business, Craig-Hallum is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Craig-Hallum and its affiliates may actively trade securities of Inuvo for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Prior to being engaged to deliver a fairness opinion, Craig-Hallum was engaged by Inuvo in November of 2010 to perform advisory services for a fee of $15,000.

Under the terms of the engagement letter dated June 24, 2011, Craig-Hallum acted as Inuvo’s financial advisor in connection with the merger and will receive an estimated fee of approximately $500,000 from Inuvo, all of which, except for the opinion fee discussed in this paragraph, is contingent upon the consummation of the merger. The opinion fee was not contingent upon the consummation of the merger or the conclusions reached in Craig-Hallum’s opinion. The opinion fee will be credited against the fee for financial advisory serviced described in the preceding sentence. Inuvo has agreed to pay Craig-Hallum a fee of $150,000 for rendering its fairness opinion to Inuvo’s board of directors. In addition, Inuvo has agreed to reimburse Craig-Hallum for reasonable expenses incurred in connection with the engagement and to indemnify Craig-Hallum against certain liabilities that may arise out of its engagement by Inuvo and the rendering of the opinion.

Opinion of America’s Growth Capital, LLC, Financial Advisor to the Vertro Board of Directors

America’s Growth Capital delivered its opinion to the Vertro board of directors that, as of October 16, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Vertro common stock.

The full text of the written opinion of America’s Growth Capital, dated October 16, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus. America’s Growth Capital provided its opinion for the information and assistance of the Vertro board of directors in connection with its consideration of the merger agreement. The America’s Growth Capital opinion was not intended to be and does not constitute a recommendation as to how any holder of Vertro common stock should vote with respect to the merger proposal described in this joint proxy statement/prospectus or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, America’s Growth Capital reviewed and considered, among other things:

•	the draft of the merger agreement dated October 15, 2011;

•	certain publicly-available business, financial and other information about Vertro and Inuvo;

•

certain information furnished to America’s Growth Capital by Vertro’s management, including financial forecasts and analyses, related to the business, operations and prospects of Vertro, including, among other things, certain cost-savings and operating synergies projected by Vertro’s management to result from the merger, referred to as the Vertro Forecasts;

•

certain information furnished to America’s Growth Capital by Inuvo’s management and its financial advisor, including financial forecasts and analyses, related to the business, operations and prospects of Inuvo;

•

discussions with the management and board of directors of Vertro concerning the business, past and current operations, financial condition and future prospects of Vertro, including the Vertro Forecasts;

•	discussions and negotiations among representatives of Vertro, Inuvo and their respective financial advisors;

•	a comparison of the historical and present financial condition of Vertro with those of other companies that America’s Growth Capital deemed relevant;

•	a comparison of the proposed financial terms of the merger agreement with the financial terms of certain other business combinations and transactions that America’s Growth Capital deemed relevant;

•	the results of America’s Growth Capital’s efforts to solicit indications of interest and definitive proposals with respect to a sale of Vertro;

•	the potential pro forma impact of the merger;

•	an analysis of the discounted cash flows of Vertro and the Vertro / Inuvo combination;

•	the stock price and trading history of Vertro and Inuvo shares of common stock; and

•	other information and analyses to the extent deemed relevant by America’s Growth Capital.

In conducting the review and arriving at its opinion, America’s Growth Capital, with the Vertro board of directors’ consent, assumed and relied, without any independent investigation on America’s Growth Capital’s part, upon the accuracy and completeness of all financial and other information provided to America’s Growth Capital by Vertro and Inuvo or that was prepared by Vertro and Inuvo and is publicly available. America’s Growth Capital has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or attempted to independently verify, the information, and is not aware of any material inaccuracies. America’s Growth Capital has not performed a formal valuation, or independently verified the value of a share of Vertro’s and Inuvo’s outstanding shares, and its opinion does not address and should not be construed to address, the value of a share of Vertro common stock or Inuvo common stock. In addition, America’s Growth Capital has not conducted nor has it assumed any obligation to conduct any physical inspection of the properties or facilities of Vertro. America’s Growth Capital has further relied upon the assurance of management of Vertro that it is unaware of any facts that would make the information incomplete or misleading in any material respect. America’s Growth Capital has, with the consent of the Vertro board of directors, assumed that the Vertro Forecasts that America’s Growth Capital examined were reasonably prepared by the management of Vertro on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of Vertro.

America’s Growth Capital has not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Vertro, nor has America’s Growth Capital been furnished with such materials. America’s Growth Capital has not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to Vertro, and America’s Growth Capital understands that Vertro has relied and will rely only on the advice of its legal counsel as to such matters. America’s Growth Capital’s opinion does not address any legal, regulatory, tax or accounting matters. America’s Growth Capital’s services to Vertro in connection with the merger have been comprised of (i) advising members of Vertro’s management and board of directors regarding financial matters relevant to the merger, and (ii) rendering an opinion as to the fairness, from a financial point of view, to the holders of the Vertro common stock of the exchange ratio to be received by such holders. The opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by America’s Growth Capital on the date of its opinion. It should be understood that, although subsequent developments may affect America’s Growth Capital’s opinion, America’s Growth Capital does not have any obligation to update, revise or reaffirm its opinion (except upon the request of Vertro in accordance with the engagement letter with Vertro) and America’s Growth Capital expressly disclaims any responsibility to do so (except as provided in the engagement letter with Vertro).

For purposes of rendering its opinion, America’s Growth Capital assumed in all respects material to its analysis that the representations and warranties of each party contained in the merger agreement are true and correct as of the date of the opinion, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied. America’s Growth Capital also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger to the holders of Vertro common stock. America’s Growth Capital assumed that the final form of the merger agreement will be substantially similar to the draft merger agreement dated October 15, 2011.

In preparing the opinion, America’s Growth Capital performed a variety of financial and comparative analyses that it considered reasonable and appropriate to the merger. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. America’s Growth Capital arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, America’s Growth Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, America’s Growth Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Vertro’s control. No company, transaction or business used in America’s Growth Capital’s analyses as a comparison is identical to Vertro or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in America’s Growth Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, America’s Growth Capital’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses reviewed with the Vertro board of directors on October 16, 2011, in connection with America’s Growth Capital’s opinion. America’s Growth Capital did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, America’s Growth Capital’s analyses must be considered as a whole. Considering any portion of such analyses and only certain of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

Sale Process/Competitive Bids

America’s Growth Capital commenced a competitive sale process on June 21, 2011, as part of the advisory services contracted by Vertro and directed by the Vertro board of directors. As a part of that formal process, America’s Growth Capital contacted approximately 186 potential strategic and financial acquirers for the business, of which more than 30 entered into, or had previously entered into, separate confidentiality agreements with Vertro to receive confidential information on Vertro. One other party made a preliminary proposal but they were unwilling to negotiate terms and the discussions were discontinued.

Historical Price and Exchange Ratio Analysis

America’s Growth Capital reviewed the reported prices for Vertro common stock and Inuvo common stock as of various dates and over various periods between June 9, 2011 and October 14, 2011, which was the last trading date prior to the parties’ entering into the merger agreement for which stock price information was readily available to America’s Growth Capital at the time it conducted its analysis. America’s Growth Capital noted that based on the closing price of Inuvo common stock of $1.75 per share on October 14, 2011, the implied value of the exchange ratio pursuant to the merger agreement of 1.546 shares of Inuvo common stock to be paid for each share of Vertro common stock was $2.70 per share of Inuvo common stock, which is referred to as the per-share value. America’s Growth Capital then compared the average closing price of Vertro common stock for the 1, 30, 60 and 90 trading day periods ended October 14, 2011 with the per-share value. This analysis indicated an implied per share equity value range of $1.50 to $1.80, as compared to the per-share value of $2.70.

America’s Growth Capital then calculated historical implied exchange ratios by dividing the average price per share of Vertro common stock for the 1, 30, 60 and 90 trading days prior to October 14, 2011 by the average price per share of Inuvo common stock over such periods, respectively. This analysis indicated an implied exchange ratio of 0.90 to 1.20, as compared to the Inuvo offer exchange ratio of 1.546.

Pro Forma Contribution Analysis

America’s Growth Capital reviewed certain historical and estimated future financial information for Vertro and Inuvo for the last twelve months ended September 30, 2011 and calendar years 2011 and 2012 based on Vertro’s and Inuvo’s management forecasts. Such estimated future operating and financial information included, for each of Vertro and Inuvo, (a) revenue, and (b) earnings before income taxes, depreciation and amortization, referred to as EBITDA. America’s Growth Capital analyzed the relative potential financial contributions of Vertro and Inuvo to the combined company following completion of the merger and Vertro’s implied percentage equity ownership of the combined company. This analysis indicated an implied per share equity value range of $1.75 to $2.05, as compared to the per-share value of $2.70.

Precedent Merger of Equals Analysis

America’s Growth Capital compared the one-day and thirty-day premium to be paid to holders of Vertro common stock in the merger against one-day and thirty-day premiums paid in the following seven technology merger of equals transactions involving U.S. and European companies since 2005 based on publicly available information.

Acquirer	Target
Symyx Technologies, Inc.	Accelrys, Inc.
Ticketmaster Entertainment, LLC	Live Nation Entertainment, Inc.
XM Satellite Radio, Inc.	SIRIUS Satellite Radio, Inc.
Gemplus International SA	Axalto Holding N.V.
Credence Systems Corp.	LTX Corp.
Lucent Technologies, Inc.	Alcatel
Intentia International AB	Lawson Software, Inc.

This analysis indicated an implied per share equity value range of $1.75 to $2.05, as compared to the per-share value of $2.70.

Discounted Cash Flow Analysis

America’s Growth Capital performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that Vertro could generate during Vertro’s calendar years 2012 through 2016 using (a) the base case for Vertro on a stand alone basis and (b) the base case for the combined company on a pro forma basis, taking into account projected synergies as estimated by Vertro’s management team. Estimated terminal values for Vertro were calculated by applying terminal value multiples of 3.3x to 4.3x and 5.0x to 6.0x to the stand alone and combined calendar year 2016 estimated EBITDA, respectively. The cash flows and terminal values were then discounted to present value using discount rates ranging from 14% to 24% and 13% to 17% for the standalone and combined scenarios, respectively. This analysis indicated implied per share equity value ranges for Vertro of approximately $2.45 to $3.60 for the standalone scenario as compared to the per-share value of $2.70. The combined scenarios analysis indicated a range of implied per share equity value range for Vertro of $3.70 to $4.80, resulting in an incremental value of $1.20 to $1.25 per share of Vertro common stock versus the standalone scenario.

Comparable Public Companies Analysis

America’s Growth Capital reviewed financial and stock market information of Vertro and the following eight selected publicly traded companies with similar products, similar operating and financial characteristics and servicing similar markets.

•	IAC/InterActive Corp.;

•	ValueClick, Inc.;

•	AOL, Inc.;

•	QuinStreet, Inc.;

•	Marchex, Inc.;

•	interCLICK, Inc.;

•	InfoSpace, Inc.; and

•	Local.com Corp.

America’s Growth Capital reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on October 14, 2011, plus debt, minority interest and preferred stock, less cash and equivalents, as a multiple of calendar year 2011 estimated revenue and last twelve months as of June 30, 2011 actual and calendar year 2011 and 2012 estimated EBITDA. America’s Growth Capital then applied an estimated calendar year 2011 revenue multiple of 0.5x and a selected range for last twelve months actual and 2012 estimated EBITDA multiples of 3.8x to 4.8x derived from AOL, InfoSpace and Local.com to corresponding Vertro standalone data. America’s Growth Capital also applied an estimated calendar year 2011 revenue multiple of 1.3x and a selected range calendar year 2011 and 2012 estimated EBITDA multiples of 5.5x to 7.8x derived from the eight selected publicly traded companies listed above to corresponding combined company data. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of Vertro was based on estimates of Vertro’s management. This analysis indicated an implied per share equity value range for Vertro of approximately $2.15 to $2.45 per share on a stand-alone basis as compared to the per-share value of $2.70. This analysis indicated an implied per share equity value range for Vertro of approximately $3.45 to $3.75 per share on a combined basis, resulting in an incremental value of $1.30 per share of Vertro common stock versus the stand-alone comparable public companies analysis.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Vertro. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or Vertro.

Fee Arrangements with America’s Growth Capital

On October 16, 2011, America’s Growth Capital rendered its oral opinion to Vertro’s board of directors (which was subsequently confirmed in writing by delivery of America’s Growth Capital written opinion later that same day) to the effect that, as of October 16, 2011, the exchange ratio of 1.546 to be paid in the merger to the holders of the Vertro Common Stock was fair to such holders from a financial point of view. America’s Growth Capital has performed limited investment banking and financial services for Vertro in the past and has no prior relationship with Inuvo.

Pursuant to an engagement letter dated June 20, 2011, Vertro retained America’s Growth Capital as its financial advisor in connection with, among other things, the proposed merger. Vertro agreed to pay to America’s Growth Capital a fairness opinion fee of $200,000. The payment of America’s Growth Capital fairness opinion fee was independent of the consummation of the proposed merger and irrespective of the content of the fairness opinion. Vertro has agreed to pay America’s Growth Capital an additional strategic transaction fee of approximately $470,000, contingent upon consummation of the proposed merger. The additional strategic transaction fee is calculated as 3% on merger aggregate consideration up to $16,000,000 and 4.25% on merger aggregate consideration above $16,000,000, which aggregate consideration will be determined by the average closing prices of the received Inuvo securities for the last five trading days prior to the date of the consummation of the merger. America’s Growth Capital also received a non-refundable cash retainer fee payable upon signing of its engagement letter with Vertro dated June 20, 2011 of $50,000 which is creditable against the strategic transaction fee. Vertro also agreed to reimburse America’s Growth Capital for the reasonable expenses incurred by America’s Growth Capital in performing its services, including fees and expenses of its legal counsel, independent of the consummation of the proposed merger, and to indemnify America’s Growth Capital and related persons against liabilities, including liabilities under securities laws, arising out of its engagement.

America’s Growth Capital’s opinion was directed to Vertro’s board of directors and only addressed the fairness from a financial point of view of the 1.546 exchange ratio to be paid in the merger to the holders of the Vertro common stock, and did not address any other aspect or implication of the merger. The summary of America’s Growth Capital’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix C to this proxy statement and sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by America’s Growth Capital in connection with the opinion. However, neither America’s Growth Capital’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, a recommendation as to how any holder of Vertro common stock should vote with respect to the share issuance proposal described in this joint proxy statement/prospectus or any other matter.

Interests of Certain Persons in the Merger

Inuvo stockholders considering the recommendation of Inuvo’s board of directors regarding the merger should be aware that certain directors and executive officers of Inuvo have interests in the merger that are different from, or in addition to, the interests of Inuvo stockholders generally. The Inuvo board of directors was aware of these interests and considered them when they approved the merger agreement and the merger, and recommended that the Inuvo stockholders approve the issuance of Inuvo common stock in the merger.

Vertro stockholders considering the recommendation of Vertro’s board of directors regarding the merger should be aware that certain directors and executive officers of Vertro have certain interests in the merger that are different from, or in addition to, the interests of Vertro stockholders generally. The Vertro board of directors was aware of these interests and considered them when they adopted the merger agreement and approved the merger and recommended that the Vertro stockholders adopt the merger agreement and approve the merger.

These interests of certain directors and executive officers of Inuvo and Vertro relate to or arise from, among other things:

•	the fact that certain directors of Vertro and Inuvo would continue to serve on the board of directors of the combined company following completion of the merger;

•	severance benefits to which Mr. Gallagher will become entitled in connection with the completion of the merger;

•

the accelerated vesting of all Inuvo stock options and restricted stock units held by the independent directors and certain of the stock options held by Mr. Howe, the president and chief executive officer of Inuvo, upon completion of the merger;

•	the accelerated vesting of all Vertro stock options and restricted stock units held by the directors and executive officers of Vertro upon completion of the merger;

•

the payment of bonuses to Messrs. Corrao, Pisaris, Gallagher, and Robert Roe in the event of a change of control such as the merger under the Vertro 2011 Bonus Program, which bonuses will be paid in Vertro common stock in lieu of cash;

•	the right to continued indemnification and insurance coverage for directors and executive officers of Vertro following the completion of the merger, pursuant to the terms of the merger agreement;

•	the granting of restricted stock units immediately prior to the merger to the directors and executive officers of Inuvo as additional compensation for their efforts in the merger; and

•	the fact that the executive officers of the combined company following the completion of the merger are expected to be Messrs. Corrao, Howe, Pisaris, and Ruiz.

Ownership Interests

As of January 27, 2012, the latest practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of Inuvo, together with their respective affiliates, beneficially owned and were entitled to vote 1,799,483 shares of Inuvo common stock, or approximately 17.9% of the shares of Inuvo common stock outstanding on that date. Assuming the merger had been completed as of such date, all directors and executive officers of Inuvo, together with their respective affiliates, would beneficially own and be entitled to vote, in the aggregate, approximately 8.4% of the outstanding shares of common stock of the combined company.

As of January 27, 2012, the latest practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of Vertro, together with their respective affiliates, beneficially owned and were entitled to vote 440,044 shares of Vertro common stock, or approximately 5.9% of the shares of Vertro common stock outstanding on that date. Assuming the merger had been completed as of such date, all directors and executive officers of Vertro, together with their respective affiliates, would beneficially own and be entitled to vote, in the aggregate, approximately 2.0% of the outstanding shares of common stock of the combined company.

For a more complete discussion of the ownership interests of the directors and executive officers of Inuvo and Vertro, see the sections entitled “Securities Ownership of Certain Beneficial Owners and Management of Inuvo” and “Securities Ownership of Certain Beneficial Owners and Management of Vertro” beginning on pages 193 and 195, respectively.

Treatment of Equity Awards.

The terms of the Inuvo 2010 Equity Compensation Plan provide that upon the occurrence of certain corporate transactions, including the merger, the compensation committee of the board of directors may, subject to board authorization, accelerate the vesting of any stock options and restricted stock units outstanding under such plan. The Inuvo board has not authorized such acceleration at the effective time of the merger. As a result, other than specific grants to independent directors, none of the outstanding unvested stock options and restricted stock units held by executive officers or employees of Inuvo will be impacted by the merger. The terms of certain grants made under Inuvo’s 2010 Equity Compensation Plan to its independent directors also provide that upon the occurrence of certain corporate transactions, including the merger, the vesting of any stock options and restricted stock units outstanding under such plan will be accelerated in full at the effective time of such corporate transaction. As a result, the outstanding unvested stock options and restricted stock units held by Inuvo’s independent directors will immediately vest and become exercisable in full upon completion of the merger.

The terms of Inuvo’s employment agreement with Mr. Howe includes a provision that upon the occurrence of certain corporate transactions, including the merger, the vesting of any unvested stock options granted to him as additional compensation under the employment agreement will be accelerated in full at the effective time of such corporate transaction.

As of October 14, 2011, the number of shares of Inuvo common stock subject to unvested stock options that will vest as of the effective time of the merger is 137,648 shares held by Mr. Howe, 11,668 shares held by Mr. Morgan, and 7,502 shares held by each of Mr. Pope, Mr. John (Jack) Balousek, and Mr. Tuchman.

As of October 14, 2011, the number of shares of Inuvo common stock based on restricted stock units that will vest as of the effective time of the merger is 62,547 shares held by Mr. Howe, 20,150 shares held by Mr. Ruiz, 3,143 shares held by Mr. Morgan, 11,768 shares held by Mr. Tuchman, and 5,954 shares held by each of Messrs. Pope and Balousek.

On October 13, 2011, the compensation committee of the Inuvo board of directors agreed to grant the equivalent of $300,000 of fully vested restricted stock units immediately prior to the closing of the merger to Inuvo’s executive officers, members of its board of directors and certain employees as additional compensation for their efforts in connection with the merger, all of which will be based upon the fair market value of Inuvo’s common stock on the date of grant.

The terms of the Vertro 2006 Stock Award and Incentive Plan provide that upon the occurrence of certain corporate transactions, including the merger, the vesting of any stock options and restricted stock units outstanding under such plans will be accelerated in full at the effective time of such corporate transaction. As a result, the outstanding unvested stock options and restricted stock units held by directors and executive officers of Vertro will immediately vest and become exercisable in full upon completion of the merger.

As of October 31, 2011, the number of shares of Vertro common stock subject to unvested stock options that will vest as of the effective time of the merger is 50,000 shares held by Mr. Corrao and 7,100 shares held by Mr. Roe.

As of October 31, 2011, the number of shares of Vertro common stock based on restricted stock units that will vest as of the effective time of the merger is 152,000 shares held by Mr. Corrao, 49,784 shares held by Mr. Pisaris, 49,893 shares held by Mr. Roe, and 40,000 shares held by Mr. Gallagher.

The terms of the Vertro 2011 Bonus Program provide for the payment of cash bonuses to employees of Vertro if certain financial performance goals are met. In the event of a change of control such as the merger, the financial performance goals are deemed to be met and Messrs. Corrao, Pisaris, Roe, and Gallagher are entitled to receive their target bonuses of $320,000, $167,500, $143,960, and $110,000 respectively, for the full year upon the effective time of the merger. Vertro and Messrs. Corrao, Pisaris, Roe, and Gallagher have agreed that any payments due under Vertro’s 2011 Bonus Program will be paid to the recipients in Vertro common stock in lieu of cash immediately prior to the merger, based on the fair market value of Vertro common stock on the date paid.

Golden Parachute Compensation

The following table shows the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger:

Golden Parachute Compensation

Name	Equity ($)		Other ($)		Total ($)
Peter A. Corrao	276,640	(1)	320,000	(2)	596,640
John B. Pisaris	90,607	(1)	167,500	(2)	258,107

(1)

Represents stock awards for which vesting would be accelerated as a result of the merger and calculated based on a price per share of $1.82, which is the average closing market price of Vertro’s common stock over the first five business days following October 17, 2011, the first public announcement of the merger.

(2)

Represents cash bonuses under the Vertro 2011 Bonus Program for certain financial performance goals that are deemed to be met in the event of a change of control such as the merger. Such payments will be paid in Vertro common stock in lieu of cash. The actual number of shares of Vertro common stock to be issued in lieu of cash bonus payments immediately prior to the effective time of the merger will be based upon the fair market value of Vertro common stock immediately prior to the effective time.

Retention and Severance Obligations and Employment Agreements

Mr. Howe, the chief executive officer of Inuvo, is party to an employment agreement with Inuvo, dated November 3, 2008, that provides for the payment of a severance amount in the event Mr. Howe terminates the agreement for good reason, which includes termination following a change of control such as the merger. However, it is contemplated that at the effective time of the merger, Mr. Howe will enter into a new employment agreement as the executive chairman of Inuvo. Mr. Howe will not receive any severance payments under his current employment agreement. It is contemplated that at the effective time of the merger, Mr. Ruiz, who currently serves as the chief financial officer of Inuvo, will enter into an employment agreement to continue serving as the chief financial officer of Inuvo.

Mr. Corrao, the chief executive officer of Vertro, and Mr. Pisaris, the general counsel of Vertro, are each party to an employment agreement, dated September 6, 2005, and February 1, 2004, respectively, both as amended December 23, 2008, that provide for the payment of a severance amount in the event of termination following a change of control such as the merger. Additionally, Mr. Corrao’s employment agreement provides for the payment of a severance amount in the event Mr. Corrao terminates his employment within a designated time period following a change of control such as the merger. However, it is contemplated that at the effective time of the merger, Messrs. Corrao and Pisaris will each enter into new employment agreements as the chief executive officer and president, and general counsel, respectively, of Inuvo, which employment agreements are substantially similar to their current employment agreements with Vertro, and Messrs. Corrao and Pisaris will not receive any severance payments under their current employment agreements.

The new employment agreements to be entered into by Messrs. Howe, Ruiz, Corrao, and Pisaris, each referred to as an executive, have an initial term of one year, after which each executive’s employment agreement automatically renews for additional one-year periods on the same terms and conditions, unless either party to the agreement exercises the respective termination rights available to such party in the agreement. The employment agreements provide for a minimum annual base salary of $395,000 for Mr. Corrao, $395,000 for Mr. Howe, $335,000 for Mr. Pisaris, and $275,000 for Mr. Ruiz. The employment agreements require Inuvo to compensate the executives and provide them with certain benefits if their employment is terminated. The compensation and benefits the executives are entitled to receive upon termination of employment vary depending on whether their employment is terminated:

•	by Inuvo for cause (as defined below);

•	by Inuvo without cause, or by the executive for good reason (as defined below);

•	due to death or disability; or

•	by the executive without good reason.

In the event of a termination by Inuvo without cause or a termination by the executive for good reason, the executive would be entitled to receive the following:

•

his earned but unpaid basic salary through the termination date, plus a portion of the executive’s bonus based upon the bonus he would have earned in the year in which his employment was terminated, pro-rated for the amount of time employed by Inuvo during such year and paid on the original date such bonus would have been payable;

•

an amount payable over the twelve-month period following termination equal to one times the sum of his basic salary at the time of termination, plus a termination bonus equal to the bonus paid to the executive during the four fiscal quarters prior to the date of termination (except that if a target bonus has been established for Mr. Corrao or Mr. Howe, each such person’s termination bonus is equal to his target bonus for the fiscal year in which the termination occurs, increased or decreased pursuant to actual performance versus targeted performance in the then current plan measured as of the end of the calendar month preceding the termination date), or in the event of a change of control (as defined below), the greater of the relevant calculation above or the bonus paid to the executive during the four fiscal quarters prior to the change of control;

•

any other amounts or benefits owing to the executive under the then-applicable employee benefit, long-term incentive, or equity plans and programs of Inuvo, within the terms of such plans, payable over the twelve-month period following termination; and

•	benefits (including health, life, and disability) as if the executive was still an employee during the twelve-month period following termination.

Finally, in the event of a termination without cause by Inuvo, with good reason by the executive, or following a change of control, any equity award held by the executive will immediately and fully vest and become exercisable throughout the full term of such award as if the executive were still employed by Inuvo.

Each employment agreement provides that a change of control includes the occurrence of any of the following:

•

a person becomes the beneficial owner of securities of Inuvo representing 35% or more, excluding in the calculation of beneficial ownership securities acquired directly from Inuvo, of the combined voting power of Inuvo’s then outstanding voting securities;

•	a person becomes the beneficial owner of securities of Inuvo representing 51% or more of the combined voting power of Inuvo’s then outstanding voting securities;

•

the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, when the employment agreement became effective, constitute the board of directors of Inuvo and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of Inuvo) whose appointment or election by the board of directors or nomination for election by Inuvo’s stockholders was approved or recommended by a vote of at least 2/3 of the directors then still in office who either were directors when the employment agreement became effective or whose appointment, election, or nomination for election was previously so approved or recommended;

•

there is a consummated merger or consolidation of Inuvo or any direct or indirect subsidiary of Inuvo with any other corporation, other than (a) a merger or consolidation that would result in the voting securities of Inuvo outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving parent entity) more than 50% of the combined voting power of the voting securities of Inuvo or such surviving or parent equity outstanding immediately after such merger or consolidation or (b) a merger or consolidation effected to implement a recapitalization of Inuvo (or similar transaction) in which no person acquired 25% or more of the combined voting power of Inuvo’s then outstanding securities (not including in the securities beneficially owned by such person any securities acquired directly from Inuvo or its affiliates); or

•

the stockholders of Inuvo approve a plan of complete liquidation of Inuvo or there is consummated an agreement for the sale or disposition by Inuvo of all or substantially all of Inuvo’s assets (or any transaction having a similar effect), other than a sale or disposition by Inuvo of all or substantially all of Inuvo’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of Inuvo in substantially the same proportions as their ownership of the Inuvo immediately prior to such sale.

In the event of a termination by Inuvo with cause, Messrs. Corrao, Pisaris, Ruiz and Howe would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination.

In the event of a termination by Inuvo of Messrs. Pisaris or Ruiz upon the death or permanent disability of such executive, the executive would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, the earned but unpaid portion of any vested incentive compensation under and consistent with plans adopted by Inuvo prior to the date of termination, and over the twelve months following the date of termination an amount equal to 20% base salary at the time of termination for each year of employment with Inuvo or Vertro, capped at 100% of the base salary.

In the event of a termination by Inuvo of Messrs. Corrao or Howe upon the death or permanent disability of such executive, the executive would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, any other amounts or benefits owing to the executive under any then-applicable employee benefit, long-term incentive or equity plans and programs of Inuvo, and over the twelve months following the date of termination an amount equal to 20% base salary at the time of termination for each year of employment with Inuvo or Vertro, capped at 100% of the base salary.

In the event of a termination by Messrs. Pisaris or Ruiz without good reason, each such executive is entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, and the earned but unpaid portion of any vested incentive compensation under and consistent with plans adopted by Inuvo prior to the date of termination. In the event of a termination by Messrs. Corrao or Howe without good reason, each such executive is entitled to receive the earned but unpaid portion of his base salary through the termination date and any other amounts and benefits owing to the executive under the then applicable employee benefit, long term incentive or equity plans and programs of Inuvo.

Each employment agreement provides that cause refers only to one or more of the following grounds:

•	commission of a material and substantive act of theft, including, but not limited to misappropriation of funds or any property of Inuvo;

•	intentional engagement in activities or conduct clearly injurious to the best interests or reputation of Inuvo that in fact result in material and substantial injury to Inuvo;

•

refusal to perform assigned duties and responsibilities (so long as Inuvo does not assign any duties or responsibilities that would give the executive good reason to terminate employment) after receipt of written detailed notice and reasonable opportunity to cure;

•

gross insubordination, which shall consist only of a willful refusal to comply with a lawful written directive to the executive issued pursuant to a duly authorized resolution of the board of directors, so long as the directive does not give the executive good reason to terminate employment;

•

clear violation of any of the material terms and conditions of any agreement the executive has with the Inuvo after thirty days’ written notice from Inuvo specifying the violation and the executive’s failure to cure such violation within such thirty day period;

•

the executive’s substantial dependence, as reasonably determined by the board of directors, on alcohol or any narcotic drug or other controlled or illegal substance that materially and substantially prevents the executive from performing his duties; or

•

the final and unappealable conviction of the executive of a crime that is a felony or a misdemeanor involving an act of moral turpitude, or a misdemeanor committed in connection with employment by Inuvo, that causes Inuvo a substantial detriment.

Each employment agreement provides that good reason means any one or more of the following grounds:

•

a change in the executive’s title(s), status, position, or responsibilities without the executive’s written consent, which does not represent a promotion from existing status, position, or responsibilities, despite the executive’s written notice to Inuvo of objections to such change and Inuvo’s failure to address such notice in a reasonable fashion within 30 days of such notice;

•

the assignment to the executive of any duties or responsibilities that are inconsistent with the executive’s status, position, or responsibilities as set forth in the employment agreement, despite the executive’s written notice to Inuvo of objections to such change and Inuvo’s failure to address such notice in a reasonable fashion within 30 days of such notice;

•	a reduction in the executive’s base salary;

•	a breach by Inuvo of any material term or provision of the executive’s employment agreement; or

•	certain relocations of Inuvo offices in which such executive works.

The executive may terminate employment for any reason (other than good reason) upon giving 30 days’ advance written notice to Inuvo. As to a termination by Messrs. Pisaris or Ruiz for any reason other than a good reason, Inuvo will pay the executive the earned but unpaid portion of his base salary through the termination date and any earned but unpaid vested incentive compensation under and consistent with plans adopted by Inuvo prior to the date of termination. As to a termination by Messrs. Corrao or Howe for any reason other than a good reason, Inuvo will pay the executive the earned but unpaid portion of his base salary through the termination date and any other amounts and benefits owing to the executive under the then applicable employee benefit, long term incentive or equity plans and programs of Inuvo.

During 2011, the members of Inuvo’s board of directors, its executive officers and certain of its employees have been deferring all or a portion of their cash compensation. In consideration of deferring the cash compensation, Inuvo agreed to issue restricted stock units to the board of directors, its executive officers and certain of its employees at the time of deferral, which restricted stock units vest on the earliest of (i) when the deferred cash compensation is paid, (ii) one year from grant date, or (iii) a change of control such as the merger. These individuals have agreed to convert the accrued but unpaid deferred cash compensation, which was approximately $364,068 through September 30, 2011, into shares of Inuvo common stock, based upon the fair market value of Inuvo common stock immediately prior to the merger. The additional restricted stock awards for approximately 261,110 shares of Inuvo common stock, net of shares withheld for taxes, based upon the fair market value of Inuvo’s common stock on October 14, 2011, will also be made immediately prior to the merger and valued at fair market value on the date of grant.

Upon completion of the merger and following termination of his employment, Mr. Gallagher is entitled to receive an amount equal to 50% of his annual basic salary at the time of termination, and the cash value of health, dental, vision, and life insurance benefits that would be paid on his behalf if he were still employed during the six months following termination of his employment.

See also the section entitled “The Merger — Material Agreements and Relationships Between the Parties” beginning on page 79.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, Inuvo will indemnify and hold harmless all past and present directors, officers, and employees of Vertro to the same extent such persons are indemnified as of the date of the merger agreement by Vertro pursuant to Vertro’s certificate of incorporation, by-laws, or indemnification agreements in existence on the date of the merger agreement arising out of acts or omissions in their capacity as directors, officers, or employees of Vertro or any subsidiary occurring at or prior to the effective time of the merger.

For six years following the effective time of the merger, Inuvo will cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the effective time of the merger, or if directed by Vertro, Inuvo will purchase and maintain a “tail” directors’ and officers’ liability insurance policy for the same period for the persons who, as of the effective time of the merger, are covered by Vertro’s existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the effective time of the merger, with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by Vertro, or the maximum coverage available on substantially equivalent terms for a cost not to exceed annual premiums in excess of 200% of the last annual premium paid by Vertro prior to the date of the merger agreement.

In each employment agreement with Inuvo that will be entered into by Messrs. Corrao, Howe, Pisaris, and Ruiz, Inuvo holds harmless and indemnifies the executive (subject to certain limitations and exclusions) from any and all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the executive in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (excluding an action brought by or in right of Inuvo) to which such executive is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that such executive is, was, or at any time becomes a director, officer, employee or agent of Inuvo (or is or was serving or at any time serves at the request of Inuvo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise).

Material Agreements and Relationships Between the Parties

In addition to the merger agreement and the merger, Inuvo and Vertro are party to the Vertro BargainMatch Partner Agreement dated November 10, 2010. Under this agreement, Inuvo granted Vertro a non-exclusive license to implement the BargainMatch application programming interface in its applications and websites thereby allowing Vertro to access the BargainMatch databases to view products, coupons and merchant listings and to display data to its customers.

Consideration to be Received in the Merger

Upon completion of the merger, each share of Vertro common stock outstanding immediately prior to the effective time of the merger will be canceled and converted automatically into the right to receive 1.546 fully paid and non-assessable shares of Inuvo common stock. Inuvo will not issue any fractional shares in connection with the merger. Instead, each holder of Vertro common stock who would otherwise be entitled to receive a fraction of a share of Inuvo common stock will receive cash, without interest, in an amount equal to the fraction multiplied by the closing price of Inuvo common stock on the NYSE Amex on the last trading day immediately preceding the effective time of the merger. See the section entitled “The Merger — Effect on Awards Outstanding Under Vertro Equity Plans” beginning on page 80 for a description of the treatment of stock options and restricted sock units under Vertro’s equity plans.

Surrender of Vertro Stock Certificates

As soon as practicable following the effective time of the merger, the exchange agent will mail to each record holder of Vertro common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for certificates representing Inuvo common stock issuable to such holder pursuant to the merger. Vertro stockholders who hold their shares in book entry form also will receive instructions for the exchange of their stock for the merger consideration from the exchange agent. Following the completion of the merger, Vertro will not register any transfers of Vertro common stock on its stock transfer books.

Payment of Merger Consideration

Those holders of Vertro common stock who properly surrender their Vertro common stock certificates (or uncertificated stock) in accordance with the exchange agent’s instructions will receive (a) the shares of Inuvo common stock issuable to them pursuant to the merger, (b) cash, without interest, in lieu of any fractional shares of Inuvo common stock issuable to such holders, and (c)  dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.

Effect on Awards Outstanding Under Vertro Equity Plans

At the effective time of the merger, options to purchase Vertro common stock and restricted stock units based on Vertro common stock will be converted into options to purchase Inuvo common stock and restricted stock units based on Inuvo common stock, respectively. The number of shares of Inuvo common stock issuable upon the exercise of such converted awards will be equal to the number of shares of Vertro common stock that were issuable upon exercise of the award under the applicable Vertro equity plan immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of such converted awards (if any) will be the per share exercise price of the award under the applicable Vertro equity plan immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following notice is based on United States Treasury Regulations governing practice before the IRS: (1) any United States federal tax advice contained in this joint proxy statement/prospectus is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer, (2) any such advice is written to support the promotion or marketing of the transactions described in this joint proxy statement/prospectus, and (3) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following discussion summarizes the material U.S. federal income tax consequences of the merger. This summary is based upon current provisions of the Code, existing Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Inuvo, Vertro or Vertro stockholders, as described in this summary. Neither Inuvo nor Vertro has sought, and they will not seek, any rulings from the IRS with respect to the U.S. federal income tax consequences described below. The discussion below does not in any way bind the IRS or the courts or in any way constitute an assurance that the U.S. federal income tax consequences described below will be accepted by the IRS or the courts.

The discussion applies only to stockholders who hold Vertro common stock as a capital asset within the meaning of Section 1221 of the Code. The discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the consequences of the merger, and, in particular, this discussion and, specifically, the opinion below, may not address U.S. federal income tax considerations applicable to Vertro stockholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	corporations (or other entities taxable as a corporation for U.S. federal income tax purposes) created or organized outside the U.S.;

•	financial institutions, insurance companies, regulated investment companies, and real estate investment trusts;

•	mutual funds;

•	tax-exempt organizations and entities;

•	stockholders who are not citizens or residents of the United States;

•	stockholders who hold their stock as part of an integrated investment such as a hedging, straddle, or other risk reduction transaction;

•

partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations, and other pass-through entities and investors in such entities;

•	estates and trusts;

•	dealers, brokers, or traders in securities or foreign currencies;

•	U.S. expatriates;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	stockholders who hold their shares through a pension plan or other qualified retirement plan;

•	stockholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply mark-to-market method of accounting;

•	stockholders who actually or constructively own 5% or more of the outstanding shares of Vertro common stock;

•	stockholders who acquired their shares of Vertro common stock pursuant to the exercise of employee stock option, stock purchase plans, vesting of restricted stock units, or otherwise as compensation;

•	stockholders holding stock through wash sales;

•	stockholders who have a functional currency other than the U.S. dollar; or

•	holders of options issued by Vertro that are assumed, replaced, exercised, or converted, as the case may be, in connection with the merger.

In addition, tax consequences arising under state, local and foreign laws or under federal laws other than federal income tax laws, including gift and estate tax laws, are not addressed in this joint proxy statement/prospectus.

Vertro stockholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

U.S. Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Steven Rosenthal, P.A. is rendering a tax opinion to Inuvo that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Porter, Wright, Morris & Arthur, LLP is rendering a tax opinion to Vertro that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Further, Inuvo and Vertro have agreed in the merger agreement to use reasonable best efforts to structure the merger to qualify as a reorganization and not to take any action that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code. Neither Inuvo or Vertro presently intends to waive these conditions. The tax opinions discussed in this section will be conditioned upon certain assumptions and qualifications stated in the tax opinions and will be based on the truth, accuracy, and completeness, as of the completion of the merger, of certain representations and other statements made by each of Inuvo, Merger Sub, and Vertro, as applicable, in letters delivered to counsel rendering such opinions.

Neither Inuvo nor Vertro will request a ruling from the IRS regarding the tax consequences of the merger. The opinions of counsel do not bind the IRS or courts of law and thus do not prevent the IRS from asserting a contrary position, or a court from upholding any such assertion. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger, and the vitality of the opinions could be adversely affected.

It is the opinion of Steven Rosenthal, P.A. and Porter, Wright, Morris & Arthur, LLP that, subject to the qualifications described above, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that the merger will have the following material U.S. federal income tax consequences:

•	Except as provided below, Inuvo, Merger Sub, Vertro and the Inuvo stockholders will recognize no gain or loss solely as a result of the merger;

•

Vertro stockholders receiving solely Inuvo common stock will not recognize gain or loss for U.S. federal purposes upon the exchange of their shares of Vertro common stock solely for shares of Inuvo common stock in connection with the merger. However, a Vertro stockholder who receives cash instead of a fractional share of Inuvo common stock either will recognize a capital gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received, or will receive a distribution taxed as a dividend to the extent of current or accumulated earnings and profits. Any capital gain or loss will be long-term capital gain or loss if the holding period for shares of Vertro common stock redeemed for cash instead of the fractional share of Inuvo common stock is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations;

•

The holding period of the shares of Inuvo common stock received by a Vertro stockholder in connection with the Merger will include the holding period of the shares of Vertro common stock surrendered in exchange therefor; and

•

The aggregate tax basis of the shares of Inuvo common stock that are received by a Vertro stockholder in the merger will be equal to the aggregate tax basis of the shares of Vertro common stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share of Inuvo common stock for which cash is received.

Vertro stockholders who hold shares of Vertro common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Inuvo common stock received in the merger. This opinion speaks only through the date of effectiveness of this joint proxy statement/prospectus.

The discussion of material U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Accounting Treatment of the Merger

Inuvo will be the accounting survivor of the merger. In making this determination, various factors were considered, including all the requirements of the Accounting Standards Classification (ASC) paragraphs 805-10-55-11 through 55-15, which applicable factors are summarized below:

•

the accounting acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities;

•	the accounting acquirer usually is the combining entity whose single owner or organized group of owners holds the largest non-controlling voting interest in the combined entity;

•	the accounting acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity;

•	the accounting acquirer usually is the combining entity whose former management dominates the management of the combined entity;

•	the accounting acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities; and

•

the accounting acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The parties did not determine the factors listed in the second and third bullet points above to be conclusive as to the determination of the accounting acquirer; however, the parties relied upon the fact that stockholders of Inuvo would have control of the combined company on a fully-diluted basis, that Inuvo was the larger of the two entities, that Inuvo paid a premium over the pre-combination fair value of the equity interests of Vertro, and that a majority of the senior management team as well as the finance and accounting operations of the combined company would be comprised of current Inuvo employees, in determining the fact that Inuvo was the accounting acquirer pursuant to ASC paragraphs 805-10-55-11 through 55-15.

Inuvo will account for the merger under GAAP with Inuvo being deemed to have acquired Vertro. This means that the assets and liabilities of Vertro will be recorded, as of the completion of the merger, at their fair values and added to those of Inuvo, including potentially an amount for goodwill to the extent the purchase price exceeds the fair value of the identifiable net assets. Financial statements of Inuvo issued after the merger will reflect only the operations of Vertro’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Vertro.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Vertro’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Vertro’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill, if any.

Listing of Inuvo Common Stock

It is a condition to the merger that at or prior to the effective time, the shares of Inuvo common stock that may be issued to Vertro stockholders pursuant to the merger agreement and the shares of Inuvo common stock to be reserved for issuance upon the exercise, vesting, or payment under any converted Vertro stock option or restricted stock unit are approved for listing on the NYSE Amex, subject to official notice of issuance. Shares of Inuvo common stock will continue to be listed on the NYSE Amex under the symbol “INUV.”

Appraisal Rights

Under the NRS and DGCL, respectively, Inuvo stockholders and Vertro stockholders are not entitled to appraisal rights in connection with the merger.

Regulatory Approval

To complete the merger, Inuvo is required to obtain the approval of the listing of the shares of Inuvo common stock to be issued in the merger on the NYSE Amex. Inuvo and Vertro currently are not aware of additional material governmental consents, approvals, or filings that are required prior to the parties’ consummation of the merger, and the merger is not subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If additional material consents, approvals, or filings are required to complete the merger, it is presently contemplated that such consents, approvals or filings will be sought or made. The parties’ obligations to complete the merger are conditioned upon the absence of any injunction prohibiting the merger.

Inuvo and Vertro will seek to complete the merger in the first quarter of Inuvo’s 2012 fiscal year. While Inuvo and Vertro currently do not expect any action by a regulatory authority to enjoin or prohibit the merger or otherwise impose conditions upon or changes to the merger, there can be no assurance that there will not be any such actions, conditions or changes, and any such actions, conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on the parties or limiting revenues following the merger.

Litigation Relating to the Merger

On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against Vertro, its directors, Inuvo, and Merger Sub on behalf of a putative class of similarly situated investors, referred to as the New York Action. Two other complaints, also purportedly brought on behalf of the same class of investors, were filed on November 3 and 10, 2011, against these same defendants in the Delaware Chancery Court. The two Delaware cases were consolidated on November 29, 2011, referred to as the Delaware Action. The plaintiffs in the New York and Delaware Actions allege that Vertro’s board of directors breached their fiduciary duties regarding the merger and that Vertro, Inuvo, and Merger Sub aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the merger be enjoined and seek other unspecified monetary relief.

On December 6, 2011, the plaintiffs in the Delaware Action filed a motion requesting expedited proceedings. The Delaware Chancery Court denied plaintiffs’ motion on December 21, 2011. The defendants in the Delaware Action moved to dismiss the plaintiffs’ complaint on December 15, 2011 and January 3, 2012 and the Delaware Court entered a schedule for the submission of further briefs on these motions on January 6, 2012. On December 30, 2011, the plaintiff in the New York Action moved for expedited discovery and proceedings. The defendants opposed this motion on January 11, 2012. The defendants in the New York Action also moved to dismiss the plaintiff’s complaint on December 16, 2011 and the parties to that case are currently in the processing of briefing the defendants’ motions to dismiss.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including material provisions of the merger agreement. This summary may not include all of the information about the merger agreement that is important to you. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide you with any factual information about any party to the merger agreement, including any information about their condition (financial or otherwise). Specifically, although the merger agreement contains representations and warranties of each of Inuvo, Vertro, and Merger Sub, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and the closing conditions under the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement, including exceptions and other information contained in the confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement that are not included in this joint proxy statement/prospectus. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. You should read the merger agreement together with the other information in this joint proxy statement/prospectus and that we publicly file in reports and statements with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 199.

The Merger

Each of the Inuvo board of directors, the Vertro board of directors and the sole director and sole stockholder of Merger Sub approved the merger agreement, which provides for the merger of Merger Sub with and into Vertro, with Vertro surviving the merger as a wholly owned subsidiary of Inuvo.

Effective Time

The merger will become effective when a certificate of merger is filed with the Delaware Secretary of State (or at a later time as specified in the certificate of merger). Inuvo and Vertro will cause the certificate of merger to be filed on the closing date, which will take place as soon as practicable and, in any event, within three business days of the date of the satisfaction or (to the extent permitted by applicable law) waiver of the parties’ conditions to completion of the merger, or on such other date as agreed to by Inuvo and Vertro. See the section entitled “— Conditions to the Completion of the Merger” beginning on page 98.

Consideration to be Received in the Merger

Upon completion of the merger, each share of Vertro common stock outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 1.546 fully paid and non-assessable shares of Inuvo common stock, plus any cash payable in respect of any fractional shares of Inuvo common stock, as described below in the section entitled “— Fractional Shares” beginning on page 86.

After the merger is effective, each holder of a certificate or book entry position formerly representing shares of Vertro common stock will no longer have any rights as a stockholder of Vertro with respect to the shares, except for the right to receive the merger consideration.

Adjustments

The exchange ratio will be appropriately adjusted if, at any time between the signing of the merger agreement and the effective time of the merger, there is any change in the number or class of the outstanding shares of Inuvo or Vertro, by reason of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with a record date during that period.

Dividends and Distributions

No dividends or other distributions declared or made after the effective time of the merger on shares of Inuvo common stock with a record date after such effective time will be paid to Vertro stockholders, until such stockholder surrenders his, her, or its shares of Vertro common stock for exchange.

Fractional Shares

Inuvo will not issue any fractional shares of Inuvo common stock in connection with the merger. Instead, each holder of shares of Vertro common stock who would otherwise be entitled to receive a fraction of a share of Inuvo common stock (after aggregating all shares of Inuvo common stock held by such holder) will receive cash, without interest, in an amount equal to the fraction multiplied by the closing price of a share of Inuvo common stock on the NYSE Amex on the last trading day immediately preceding the closing date of the merger.

Conversion of Shares; Exchange Procedures

The conversion of shares of Vertro common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. No later than the mailing of this joint proxy statement/prospectus, Inuvo will select an exchange agent reasonably satisfactory to Vertro to exchange certificates or book entries, as applicable, which immediately prior to the effective time of the merger represented shares of Vertro common stock, for the applicable shares of Inuvo common stock to be issued to Vertro stockholders.

On or prior to the effective time of the merger, Inuvo will deposit such shares of Inuvo common stock constituting the merger consideration with the exchange agent. From time to time after the effective date of the merger, as necessary, Inuvo will also make available cash in an amount sufficient to pay cash in lieu of fractional shares of Inuvo common stock, and, if required pursuant to the merger agreement, any dividends or distributions on Inuvo common stock with a record date after the completion of the merger.

Promptly following the effective time of the merger, the exchange agent will mail to each record holder of Vertro common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for certificates representing the Inuvo common stock issuable to each such holder pursuant to the merger. Those holders of Vertro common stock who properly surrender their Vertro stock certificates (or uncertificated stock) in accordance with the exchange agent’s instructions will receive (a) the Inuvo common stock issuable to each such holder pursuant to the merger, (b) cash, without interest, in lieu of any fractional shares of Inuvo common stock issuable to any such holders, and (c) dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement. Following the completion of the merger, Vertro will not register any transfers of Vertro common stock on its share transfer books.

Inuvo, Merger Sub, and the exchange agent will each be entitled to deduct and withhold from the merger consideration and from any cash dividends or other distributions, if any, to which a holder is entitled under the terms of the merger agreement such amounts as it is required to deduct or withhold under any United States federal, state, local, or foreign tax law. If Inuvo, Merger Sub, or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Any portion of the merger consideration payable pursuant to the merger agreement and supplied to the exchange agent which remains unclaimed by the holders of Vertro common stock for 12 months after the effective time of the merger will be returned to Inuvo upon demand. Thereafter, a holder of Vertro common stock must look only to Inuvo for payment of the applicable merger consideration to which the holder is entitled under the terms of the merger agreement.

Lost Certificates

If a certificate representing shares of Vertro common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and if required by Inuvo, the delivery of a bond in such amount as Inuvo or the exchange agent may reasonably direct as indemnity.

Treatment of Stock Options and Restricted Stock Units

At the effective time of the merger, options to purchase shares of, and restricted stock units based on, Vertro common stock will be converted into and become, respectively, options to purchase, or, as the case may be, restricted stock units based on, Inuvo common stock, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger (after giving effect to any acceleration of vesting that occurs by reason of the merger and any related transactions).

Each converted stock option may be exercised solely to purchase Inuvo common stock. The number of shares of Inuvo common stock issuable upon exercise of such converted option will be equal to the number of shares of Vertro common stock that were issuable upon exercise under the corresponding Vertro option immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price under the converted option will be the per share exercise price of the corresponding Vertro stock option immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest whole cent.

The number of shares of Inuvo common stock issuable in respect of converted restricted stock units will be equal to the number of shares of Vertro common stock in respect of such corresponding Vertro restricted stock unit immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole share.

Certificate of Incorporation and Bylaws of the Surviving Corporation

At the effective time of the merger, each of the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving company until amended in accordance with their respective provisions and applicable law.

Directors and Executive Officers of the Surviving Corporation

The merger agreement provides that the officers of Vertro immediately prior to the effective time of the merger will be the officers of the surviving entity of the merger, and the sole director of Merger Sub immediately prior to the effective time of the merger will be the sole director of the surviving entity of the merger.

Inuvo Board of Directors

The merger agreement provides that Inuvo will increase the size of its board of directors from five members to seven members. In addition, Inuvo agrees to secure the resignation of two of its five current directors prior to the effective time of the merger. Inuvo has agree to appoint three members of Vertro’s current board, Mr. Corrao, Dr. Goldberg, and Mr. Durrett, to fill three of the vacancies that will exist on the Inuvo board of directors immediately prior to the effective time. Prior to closing, Inuvo and Vertro mutually agree to select a seventh member to fill the fourth vacancy that will exist on the Inuvo board of directors immediately prior to the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Inuvo and Merger Sub, on the one hand, and Vertro, on the other hand. These representations and warranties were made for the purposes, and subject to the qualifications, limitations and exceptions, described in the introduction to this section.

The merger agreement contains representations and warranties of Inuvo as to, among other things:

•	qualification, organization, and subsidiaries;

•	capital structure;

•	corporate authority and no violations;

•	SEC reports and financial statements;

•	no undisclosed liabilities;

•	absences of certain changes or events;

•	investigations and litigation;

•	compliance with law and permits;

•	tax matters;

•	employee benefit plans;

•	employment and labor matters;

•	environmental laws and regulation;

•	real property;

•	personal property;

•	insurance;

•	intellectual property;

•	material contracts;

•	affiliate transactions;

•	required vote of the Inuvo stockholders;

•	anti-takeover statutes;

•	finders or brokers;

•	the opinion of Craig-Hallum;

•	ownership of Vertro common stock;

•	no additional representations;

•	ownership and operations of Merger Sub; and

•	Inuvo’s stockholder rights plan.

The merger agreement contains representations and warranties made by Vertro as to, among other things:

•	qualification, organization, and subsidiaries;

•	capital structure;

•	corporate authority and no violations;

•	SEC reports and financial statements;

•	no undisclosed liabilities;

•	absences of certain changes or events;

•	investigations and litigation;

•	compliance with law and permits;

•	tax matters;

•	employee benefit plans;

•	employment and labor matters;

•	environmental laws and regulation;

•	real property;

•	personal property;

•	insurance;

•	intellectual property;

•	material contracts;

•	affiliate transactions;

•	required vote of the Vertro stockholders;

•	antitakeover statutes and rights plan;

•	the opinion of America’s Growth Capital;

•	finders or brokers;

•	ownership of Inuvo common stock; and

•	no additional representations.

Certain representations and warranties of Inuvo and Vertro are qualified as to materiality or as to “material adverse effect.” With respect to Inuvo, a “material adverse effect,” means an event, change, development, state of facts, condition or occurrence that individually, or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of Inuvo and its subsidiaries, taken as a whole, or prevents the consummation of the merger or the ability of Inuvo to consummate the transactions contemplated by the merger. The occurrence of certain events on Inuvo’s disclosure schedule will also be deemed an Inuvo material adverse effect. None of the following will be deemed material or is considered to be a material adverse effect with respect to Inuvo:

•	changes generally affecting the economy, financial or securities markets in the United States, or elsewhere in the world;

•

changes affecting the industry or industries in which Inuvo or its subsidiaries operate generally or in any specific jurisdiction or geographic area to the extent such changes do not adversely affect Inuvo or its subsidiaries in a disproportionate manner;

•	any action taken at the written request of Vertro or with the written consent of Vertro;

•

any adoption, implementation, promulgation, repeal, modification, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or other applicable law by any applicable governmental entity;

•	changes in generally accepted accounting principles or requirements or interpretations thereof;

•	acts or war, commencement, continuation or escalation of war, acts of armed hostility, sabotage or terrorism;

•

any decline in the market price or change in trading volume of the Inuvo common stock (unless due to a change or event that would separately constitute a material adverse effect with respect to Inuvo);

•	any change resulting from or arising out of the identity of, or any facts or circumstances relating to Vertro or its subsidiaries; and

•

any failure by Inuvo to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any periods (unless due to a change or event that would separately constitute a material adverse effect with respect to Inuvo).

With respect to Vertro, a “material adverse effect,” means an event, change, development, state of facts, condition or occurrence that individually, or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of Vertro and its subsidiaries, taken as a whole, or prevents the consummation of the merger or the ability of Vertro to consummate the transactions contemplated by the merger. The occurrence of certain events on Vertro’s disclosure schedule will also be deemed a Vertro material adverse effect. None of the following will be deemed material or is considered to be a material adverse effect with respect to Vertro:

•	changes generally affecting the economy, financial or securities markets in the United States, or elsewhere in the world;

•

changes affecting the industry or industries in which Vertro or its subsidiaries operate generally or in any specific jurisdiction or geographic area to the extent such changes do not adversely affect Vertro or its subsidiaries in a disproportionate manner;

•	any action taken at the written request of Inuvo or Merger Sub or with the written consent of Inuvo or Merger Sub;

•

any adoption, implementation, promulgation, repeal, modification, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or other applicable law by any applicable governmental entity;

•	changes in generally accepted accounting principles or requirements or interpretations thereof;

•	acts or war, commencement, continuation or escalation of war, acts of armed hostility, sabotage or terrorism;

•

any decline in the market price or change in trading volume of the Vertro common stock (unless due to a change or event that would separately constitute a material adverse effect with respect to Vertro);

•	any change resulting from or arising out of the identity of, or any facts or circumstances relating to Inuvo, Merger Sub, or their respective subsidiaries; and

•

any failure by Vertro to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any periods (unless due to a change or event that would separately constitute a material adverse effect with respect to Vertro).

Covenants Relating to Conduct of Business Prior to the Merger

Vertro has undertaken certain covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, unless contemplated by the merger agreement or consented to by Inuvo, Vertro and its subsidiaries have agreed to conduct their business in the ordinary course and consistent with past practice and to use commercially reasonable efforts to preserve intact their present business organizations, to keep available the services of their key officers and employees, to preserve their assets and properties, to preserve their relationships with governmental entities, customers and suppliers and other having significant business dealings with them and to comply in all material respects with all applicable laws, orders and permits applicable to them. In addition, unless contemplated by the merger agreement or consented to by Inuvo, and except for certain permitted transactions among Vertro and its subsidiaries set forth in the merger agreement, Vertro has agreed to certain restrictions limiting its and its subsidiaries’ ability to, among other things:

•	adopt any amendments to its certificate of incorporation or bylaws or similar applicable governing documents;

•	declare, set aside, or pay any dividends on or make any distributions in respect of its capital stock;

•	split, combine, reclassify, issue or authorize any of its capital stock;

•

adopt a complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto;

•

redeem, repurchase, defease, cancel or otherwise acquires any indebtedness for borrowed money of Vertro or any of its subsidiaries, other than at or within 120 days of stated maturity and except for required amortization payments and mandatory prepayments;

•	acquire or agree to acquire any person or assets for consideration valued in excess of $100,000 individually or $500,000 in the aggregate;

•

make any capital expenditures except for capital expenditures made in accordance with Vertro’s ordinary course of business and consistent with past practices or capital expenditures required by applicable law or governmental entities or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident;

•

sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any person, facilities or other assets, except for dispositions of certain obsolete equipment or assets, dispositions in amounts less than $100,000 individually or $500,000 in the aggregate, and pledges and mortgages of property acquired by Vertro as required pursuant to Vertro debt instruments;

•

except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to Vertro’s executive officers, directors, managers or employees, enter into or amend any employment, change of control, severance, or retention agreement with any current or future employee of Vertro, or establish, adopt or enter into, accelerate any rights or benefits under, or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officer or employee;

•	enter into, accelerate any rights or benefits under, amend or renew any agreements with labor unions;

•

increase its employee headcount in the aggregate by more than 10% of the headcount projected in Vertro’s budget or reduce the number of employees in a manner which would implicate the WARN Act or any state or local laws requiring notice with respect to layoffs or terminations;

•

issue, sell, pledge dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Vertro or its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan, other than (i) issuance of shares of Vertro common stock and settlement of Vertro restricted stock units outstanding on the date of the merger agreement, (ii) the sale of shares of Vertro common stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Vertro common stock, (iii) to purchase Vertro common stock if necessary to effectuate the withholding of taxes, and (iv) the grant of equity compensation awards in the ordinary course of business in accordance with customary compensation practices (provided that any such awards granted after the date of merger agreement shall be on terms pursuant to which such awards shall not vest or accelerate as a result of the merger or the closing);

•

to purchase redeem or otherwise acquire any shares of capital stock of Vertro or its subsidiaries or any rights or options to acquire any such shares, other than pursuant to the terms of Vertro benefit plans or the express terms of a Vertro equity award;

•

create, incur, assume, suffer to exist, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of any other person or enter into any arrangement having the economic affect of any of the foregoing or issue or sell any debt securities other than in the ordinary course of business consistent with past practice on terms that allow prepayment at any time without penalty or in connection with a refinancing of existing indebtedness as contemplated by the financial budgets of Vertro;

•

materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other materials terms for financial accounting purposes, except as required by GAAP, SEC rule or policy, or applicable law;

•

initiate, settle or compromise any claim, action or proceeding relating to a material amount of taxes, make, change or revoke any material tax election, change any method of tax accounting that is not required by GAAP, file any material amended tax return or claim for refund of a material amount of taxes, enter into any closing agreement affecting any material tax liability or refund of a material amount of taxes, or extend or waive the application of any statute of limitations regarding the assessment or collection of any material taxes;

•

pay or settle any material legal proceedings, other than payments or settlements that do not exceed $250,000 in the aggregate in any consecutive 12-month period, that have become due and payable prior to the date hereof or that are reflected or reserved against in, or contemplated by, the most recent financial statements of Vertro (in amounts not in excess of the amounts so reflected, reserved or contemplated); provided, that the first two exceptions set forth above shall not apply to any proceedings arising out of or related to the merger agreement or the transactions contemplated by the merger agreement and provided that neither Vertro or its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunction or similar relief or has a restrictive imposition on Vertro’s business;

•	enter into any new line of business, except in the ordinary course of business consistent with past practice and except for the expansion of Vertro’s retail business;

•

maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are reasonable for the nature of the property so insured and consistent with past practice;

•	enter into, terminate or materially modify or amend any contract that is or would be a Vertro material contract to the extent permitted by applicable laws;

•

enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger and the transactions contemplated by the merger agreement; and

•	agree or commit, in writing or otherwise, to take any of the foregoing action.

Inuvo has also undertaken certain covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, unless contemplated by the merger agreement or consented to by Vertro, Inuvo has agreed that Inuvo and its subsidiaries will conduct their business in the ordinary course and use their reasonable best efforts to preserve intact their present business organizations and assets, maintain their rights, franchises, licenses and other authorizations issued by governmental authorities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will not be impaired in any material respect at the closing of the merger. In addition, unless contemplated by the merger agreement or consented to by Vertro, and except for certain permitted transactions among Inuvo and its subsidiaries set forth in the merger agreement, Inuvo has agreed to certain restrictions limiting its and its subsidiaries ability to, among other things:

•	adopt any amendments to its articles of incorporation or bylaws or similar applicable governing documents;

•	declare, set aside, or pay any dividends on or make any distributions in respect of its capital stock;

•	split, combine, reclassify, issue or authorize any of its capital stock;

•

adopt a complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto;

•

redeem, repurchase, defease, cancel or otherwise acquires any indebtedness for borrowed money of Inuvo or any of its subsidiaries, other than at or within 120 days of stated maturity and except for required amortization payments and mandatory prepayments;

•	acquire or agree to acquire any person or assets for consideration valued in excess of $100,000 individually or $500,000 in the aggregate;

•

make any capital expenditures except for capital expenditures made in accordance with Inuvo’s ordinary course of business and consistent with past practices or capital expenditures required by applicable law or governmental entities or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident;

•

sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any person, facilities or other assets, except for dispositions among Inuvo and its wholly owned subsidiaries, dispositions of certain obsolete equipment or assets, dispositions in amounts less than $100,000 individually or $500,000 in the aggregate, and pledges and mortgages of property acquired by Inuvo as required pursuant to Inuvo debt instruments;

•

except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to Inuvo’s executive officers, directors, managers or employees, enter into or amend any employment, change of control, severance, or retention agreement with any current or future employee of Inuvo, or establish, adopt or enter into, accelerate any rights or benefits under, or amend any plan, policy, program or arrangement for the benefit of any current or former directors, officer or employees;

•	enter into, accelerate any rights or benefits under, amend or renew any agreements with labor unions;

•

increase its employee headcount in the aggregate by more than 10% of the headcount project in Inuvo’s budget or reduce the number of employees in a manner which would implicate the WARN Act or any state or local laws requiring notice with respect to layoffs or terminations;

•

issue, sell, pledge dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Inuvo or its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan, other than (i) issuance of shares of Inuvo common stock and settlement of Inuvo restricted stock units outstanding on the date of the merger agreement, (ii) the sale of shares of Inuvo common stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Inuvo common stock, (iii) to purchase Inuvo common stock if necessary to effectuate the withholding of taxes, and (iv) the grant of equity compensation awards in the ordinary course of business in accordance with customary compensation practices (provided that any such awards granted after the date of merger agreement shall be on terms pursuant to which such awards shall not vest or accelerate as a result of the merger or the closing);

•

to purchase redeem or otherwise acquire any shares of capital stock of Inuvo or its subsidiaries or any rights or options to acquire any such shares, other than pursuant to the terms of Inuvo benefit plans or the express terms of a Inuvo equity award;

•

create, incur, assume, suffer to exist, or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of any other person or enter into any arrangement having the economic affect of any of the foregoing or issue or sell any debt securities other than in the ordinary course of business consistent with past practice on terms that allow prepayment at any time without penalty or in connection with a refinancing of existing indebtedness as contemplated by the financial budgets of Inuvo;

•

materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other materials terms for financial accounting purposes, except as required by GAAP, SEC rule or policy, or applicable law;

•

initiate, settle or compromise any claim, action or proceeding relating to a material amount of taxes, make, change or revoke any material tax election, change any method of tax accounting that is not required by GAAP, file any material amended tax return or claim for refund of a material amount of taxes, enter into any closing agreement affecting any material tax liability or refund of a material amount of taxes, or extend or waive the application of any statute of limitations regarding the assessment or collection of any material taxes;

•

pay or settle any material legal proceedings, other than payments or settlements that do not exceed $250,000 in the aggregate in any consecutive 12-month period, that have become due and payable prior to the date hereof or that are reflected or reserved against in, or contemplated by, the most recent financial statements of Inuvo (in amounts not in excess of the amounts so reflected, reserved or contemplated); provided, that the first two exceptions set forth above shall not apply to any proceedings arising out of or related to the merger agreement or the transactions contemplated by the merger agreement and provided that neither Inuvo or its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunction or similar relief or has a restrictive imposition on Inuvo’s business;

•	enter into any new line of business, except in the ordinary course of business consistent with past practice and except for the expansion of Inuvo’s retail business;

•

maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are reasonable for the nature of the property so insured and consistent with past practice;

•	enter into, terminate or materially modify or amend any contract that is or would be a Inuvo material contract to the extent permitted by applicable laws;

•

enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger and the transactions contemplated by the merger agreement; and

•	agree or commit, in writing or otherwise, to take any of the foregoing action.

Investigation; Confidentiality

Inuvo and Vertro each agree to afford to the representatives of the other reasonable access to all properties, books, contracts, records and employees and make available to each other such information concerning its business, properties and personnel as such other party may reasonably request. Neither party is required to provide access or disclose information where such access or disclosure would contravene any law or binding agreement, result in disclosure of any trade secrets or confidential strategic analyses, or jeopardize any applicable privilege. The parties have agreed to hold such information that is nonpublic in confidence and to act to preserve any applicable privilege with respect to such information.

No Solicitation of Alternative Proposals

Each of Inuvo and Vertro has agreed to certain limitations of their ability to take action with respect to other acquisition transactions. Except as set forth below, each of Inuvo and Vertro has agreed that neither of them will, and they will not cause any of their subsidiaries, or any directors, officers, employees, affiliates, agents or representatives to, solicit, initiate, seek or knowingly encourage, or knowingly take any other action designed to facilitate any inquiries or the making or submission of an acquisition proposal as described below. In addition, Inuvo and Vertro may not engage in or have any discussion with or provide any confidential information or data to any person relating to an acquisition proposal, engage in any negotiations with respect to an acquisition proposal. Inuvo and Vertro may not approve, indorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase, stock purchase, or share exchange agreement, option or similar agreement related to any acquisition proposal.

Under the merger agreement, an “acquisition proposal” means bona fide offer, inquiry, proposal or indication of interest received from a third party (other than an offer, inquiry, proposal or indication of interest by a party to the merger agreement) relating to any transaction or series of transactions involving any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving either Inuvo or Vertro, any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of any class of equity securities of Inuvo or Vertro, any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Inuvo or Vertro, and their respective subsidiaries, taken as a whole, or any liquidation or dissolution of Inuvo or Vertro or any of their respective subsidiaries.

Notwithstanding these limitations, prior to the time that each of Inuvo and Vertro’ respective stockholders adopt the merger agreement, in response to an unsolicited, bona fide written acquisition proposal or an unsolicited inquiry relating to an acquisition proposal by a person that the board of directors determines is credible and reasonably capable of making a superior offer, that did not result from a breach of any non-solicitation covenants, and if Inuvo or Vertro, as the case may be, such party may:

•	furnish information to the person and its representatives making the acquisition proposal; and

•	participate in discussions or negotiations with the person and its representatives making such acquisition proposal;

provided, that such party:

•

will not disclose any information to such person without first entering into a confidentiality agreement on terms no less favorable than the existing confidentiality agreement between Inuvo and Vertro; and

•	will provide promptly to Inuvo or Vertro, as the case may be, any information provided to such third party which was not provided to Inuvo or Vertro, as the case may be.

In addition, Inuvo or Vertro, as applicable, may take and disclose to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to any acquisition proposal. Neither Inuvo nor Vertro may change its recommendation to its stockholders, or make any public statement that it intends to take such action, unless:

•	an acquisition proposal is made to such party by a third party and such offer is not withdrawn;

•	such party’s board of directors determines after consultation with its financial advisors that such acquisition proposal constitutes a superior offer;

•

such party’s board of directors determines, after consultation with outside legal counsel, that failure to change its recommendation or take such other action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

•

prior to effecting a change in recommendation, such party has provided to the other party five business days prior written notice of its intentions and, if requested by the other party, has negotiated in good faith with the other party during such period regarding revisions to the merger agreement that would avoid such change of recommendation or termination.

Each of Inuvo and Vertro must notify the other party of any acquisition proposal received by it, and any information related to an acquisition proposal requested from it, or any discussion or negotiations by such party or its representatives.

Under the merger agreement, “superior proposal” means any bona fide written acquisition proposal (as defined above, except all references to “20%” are deemed to be a reference to “50%”), which the party’s board of directors concludes in good faith, after consultation with its financial advisors and legal counsel, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal is more favorable to Inuvo or Vertro, as the case may be, and its stockholders, than the transaction contemplated by the merger agreement.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

Inuvo and Vertro will use reasonable best efforts to have the Form S-4 registration statement of which this joint proxy statement/prospectus is a part declared effective as promptly as practicable, and will mail the joint proxy statement/prospectus to Inuvo and Vertro stockholders. Inuvo and Vertro will generally cooperate on all matters related to the preparation and filing of this joint proxy statement/prospectus.

Stockholders’ Meetings and Board of Directors’ Recommendations

Each of Inuvo and Vertro will, as promptly as practicable after the Form S-4 registration statement of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act, take all action necessary in accordance with applicable laws and their respective organizational documents, and duly give notice of, convene and hold a meeting of its stockholders to consider the proposals discussed in this joint proxy statement/prospectus.

Except in the case of a permitted change of the recommendation by the Vertro board of directors, Vertro will, through its board of directors, recommend that its stockholders approve the proposals discussed in this joint proxy statement/prospectus and will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the proposals in accordance with applicable laws. Except in the case of a permitted change of the recommendation by the Inuvo board of directors, Inuvo will, through its board of directors, recommend that its stockholders approve the proposals discussed in this joint proxy statement/prospectus and will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the proposals in accordance with applicable laws.

Each of Inuvo and Vertro will use reasonable best efforts to hold their respective special meeting of stockholders on the same date as the other party.

Employee Matters

For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Inuvo and its subsidiaries providing benefits to any Vertro employees after the effective time of the merger, each new Inuvo employee shall be credited for his or her years of service with Vertro and its subsidiaries and their respective predecessors before the effective time of the merger, to the same extent as Inuvo employee was entitled, before the effective time of the merger, to credit for such service under any similar Vertro employee benefit plan in which such Vertro employee participated or was eligible to participate immediately prior to the effective time of the merger.

Certain Payments Under the Inuvo Deferred Compensation Program

Inuvo has agreed that it will use reasonable best efforts to cause all amounts due under Inuvo’s deferred compensation program to be paid in Inuvo common stock, based on the fair market value of Inuvo common stock on the date paid, on or prior to the effective time of the merger; provided, however, that Inuvo shall not be required to pay any amount in Inuvo common stock to the extent that shares are not available at such time of payment under the existing Inuvo registration statements on Form S-8 as of the date of the merger agreement; provided, further, that to the extent payments cannot be made in Inuvo common stock due to the previous clause, Inuvo agrees to use reasonable best efforts to delay such payments in Inuvo common stock, until an effective registration statement on Form S-8 is filed after the effective time of the merger. Inuvo has also agreed, covenanted, represented, and warranted that all bonuses granted by Inuvo that are payable in Inuvo common stock, but have not been paid in Inuvo common stock prior to the date of the merger agreement, whether or not vested, are valued based on the fair market value of Inuvo common stock on the date of payment.

Certain Payments Under the Vertro 2011 Bonus Program

Vertro has agreed to use reasonable best efforts to cause any payments due, if any, under the its 2011 Bonus Program to be paid to the recipients in Vertro common stock in lieu of cash, based on the fair market value of Vertro common stock on the date paid; provided, however, Vertro shall not be required to pay any amount in Vertro common stock to the extent that shares are not available at such time of payment under existing Vertro Registration Statements on Form S-8 as of the date of the merger agreement.

Reasonable Best Efforts

Each party to the merger agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement.

Public Announcements

The parties agreed to develop a joint communications plan related to the merger and the other transactions contemplated thereby and, except as would be required by law or rules of the NYSE Amex or NASDAQ or where it is impractical, to consult with each other before issuing any press release or otherwise making any public statement with respect to the merger agreement or the transactions contemplated thereby.

Indemnification of Directors and Officers

From and after the effective time of the merger, Inuvo shall cause the surviving corporation to indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers, and employees of Vertro against all claims and liabilities arising out of acts or omissions in their capacity as directors, officers, or employees of Vertro or any subsidiary occurring at or prior to the effective time of the merger to the same extent such persons are indemnified or have a right to advancement of expenses as of the date of the merger agreement by Vertro pursuant to Vertro’ certificate of incorporation, bylaws, or indemnification agreements in existence on the date of the merger agreement.

For six years following the effective time of the merger, Inuvo will purchase and maintain a “tail” directors’ and officers’ liability insurance policy for the persons who, as of the date of the merger agreement or as of the effective time of the merger, are covered by Vertro’ existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the effective time of the merger, with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by Vertro, provided that Inuvo shall not be required to pay annual premiums in excess of 200% of the latest annual premium paid by Vertro prior the date of the merger agreement.

NYSE Amex Listing

As a condition to the closing, Inuvo will cause the shares of Inuvo common stock that are to be issued in the merger and reserved for issuance upon exercise, vesting or payment under any Vertro stock option or restricted stock unit to be assumed by Inuvo or the surviving corporation, to be approved for listing on the NYSE Amex, subject to official notice of issuance, prior to the effective time of the merger.

Notification of Certain Matters

The parties have agreed to notify each other of the occurrence or failure to occur of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any closing conditions to the merger.

Prior to the effective time of the merger, Inuvo and Vertro shall use their reasonable best efforts to approve in advance any dispositions of shares of Vertro common stock or acquisition of Inuvo common stock in connection with the merger by each individual who is subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Vertro or will become subject to such reporting requirements with respect to Inuvo, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rights Plan

Inuvo has agreed to take all further action necessary in order to render the rights granted under Inuvo’s stockholder rights plan to be inapplicable to the merger and the transactions contemplated by the merger agreement.

Cooperation with Financing

Inuvo has delivered to Vertro copies of a letter of intent from Bridge Bank, under which Bridge Bank proposes certain financing of the combined company. Inuvo has covenanted to use its reasonable best efforts to cause the financing contemplated by Bridge Bank, or in the event such financing is unavailable, alternate financing on terms and conditions no less favorable in the aggregate, to be available at closing. Vertro has agreed to provide reasonable best efforts to cooperate in connection with arrangement of such financing.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger is consummated.

Conditions to Completion of the Merger

Pursuant to the merger agreement, each party’s obligation to effect the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	Vertro will have obtained the requisite stockholder approval for the adoption of the merger agreement and the approval of the merger;

•

Inuvo will have obtained the requisite stockholder approval for the issuance of shares of Inuvo common stock to Vertro stockholders in the merger, the Certificate of Amendment to the Inuvo Amended Articles of Incorporation, and the amendment to the 2010 Equity Compensation Plan;

•

the shares of Inuvo common stock to be issued in the merger or pursuant to Vertro stock options or restricted stock units to be assumed by Inuvo in the merger will have been approved for listing on the NYSE Amex, subject to official notice of issuance;

•

this registration statement on Form S-4 of which the joint proxy statement/prospectus is a part will have become effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 will be in effect;

•

no applicable federal or state law or injunction, order or decree of a court or other governmental entity will prohibit or enjoin the merger or the other transactions contemplated by the merger agreement;

•	Inuvo shall have entered into certain employment agreements; and

•	Inuvo shall have received financing on terms proposed by Bridge Bank prior the signing of the merger agreement or alternate financing on terms no less favorable in the aggregate.

Inuvo and Merger Sub’s obligations to complete the merger are also subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	the following representations and warranties made by Vertro must be true and correct in all respects as of the effective time of the merger:

•	capital stock;

•	corporate authority;

•	required vote of Vertro stockholders; and

•	antitakeover statues and rights plans.

•

all other representations made by Vertro must be true and correct as of the effective time of the merger as if made at and as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of the effective time would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Vertro;

•

Vertro will have performed in all material respects the obligations and agreements and complied in all material respects with the covenants to be performed and complied with by it under the merger agreement prior to the closing (and Inuvo will have received an executed officer’s certificate of Vertro to that effect);

•	a material adverse effect with respect to Vertro shall not have occurred; and

•	Vertro shall have received a certain third party consent.

Vertro’ obligations to complete the merger are also subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	the following representations and warranties made by Inuvo and Merger Sub must be true and correct in all respects as of the effective time of the merger:

•	capital stock;

•	corporate authority;

•	required vote of Inuvo stockholders; and

•	antitakeover statues and rights plans.

•

all other representations made by Inuvo and Merger Sub must be true and correct as of the effective time of the merger as if made at and as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of the effective time would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Inuvo;

•

Inuvo and Merger Sub will have performed in all material respects the obligations and agreements and complied in all material respects with the covenants to be performed and complied with by them under the merger agreement prior to the closing (and Vertro will have received an executed officer’s certificate of Inuvo to that effect);

•	a material adverse effect with respect to Inuvo shall not have occurred; and

•	Inuvo shall have received a certain third party consent.

Termination

Under the terms of the merger agreement, the merger agreement may be terminated at any time prior to the effective time of the merger whether before or after the Inuvo and/or Vertro stockholder approvals have been obtained, under the following circumstances:

•	by written mutual consent of Inuvo and Vertro;

•

by either Inuvo or Vertro, upon written notice to the other, if the merger has not been consummated on or before May 16, 2012; provided that such right will not be available to any party whose failure to perform or comply with any material provision of the merger agreement has been the cause of or resulted in the failure of the effective time of the merger to occur on or before such date;

•

by either Inuvo or Vertro, upon written notice to the other, if a governmental entity shall have issued a judgment, injunction, order or decree permanently restraining, enjoining or otherwise prohibiting the merger or other transactions contemplated by the merger agreement, and such judgment, injunction or order or decree has become final and non-appealable, provided that such right to terminate will not be available to a party whose failure to perform or comply with its reasonable efforts obligations has been the cause of, or resulted in, such action;

•

by either Inuvo or Vertro, if the merger has been submitted to the stockholders of Vertro for adoption at a duly convened Vertro stockholders meeting and the required Vertro vote will not have been obtained at such Vertro stockholders meeting (including any adjournments or postponements thereof); provided, however, that this right to terminate will not be available to any party where the failure to obtain the required Vertro vote will have been caused by or related to such party’s material breach of the merger agreement;

•

by either Inuvo or Vertro, if the proposals regarding the merger have been submitted to the stockholders of Inuvo for adoption at a duly convened Inuvo stockholders meeting and the required Inuvo vote has not been obtained at such Inuvo stockholders meeting (including any adjournments or postponements thereof); provided, however, that such right will not be available to any party where the failure to obtain the required Inuvo vote has been caused by or is related to such party’s material breach of the merger agreement;

•

by either Inuvo or Vertro, upon written notice to the other party, if there has been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the failure of such other party’s closing conditions, and which breach has not been cured within 30 days following written notice thereof to the breaching party, or, by its nature, cannot be cured within such time period;

•	by Inuvo, upon written notice to Vertro, if Vertro has breached or failed to perform in any respect its obligations with respect to third party acquisition proposals;

•	by Vertro, upon written notice to Inuvo, if Inuvo has breached or failed to perform in any respect its obligations with respect to third party acquisition proposals;

•	by Vertro, if prior to the receipt of the required Vertro stockholder vote:

•	the Vertro board of directors has received and enters into a superior proposal; and

•	Vertro has not violated its obligations under the merger agreement with respect to such superior proposal and has paid (or concurrently pays) an amount equal to the Vertro termination fee of $500,000.

•	by Inuvo, if prior to the receipt of the required Inuvo stockholder vote:

•	the Inuvo board of directors has received and enters into a superior proposal; and

•	Inuvo has not violated its obligations under the merger agreement with respect to such superior proposal and has paid (or concurrently pays) an amount equal to the Inuvo termination fee of $500,000.

•	by Inuvo, upon written notice to Vertro, if there has been a Vertro change of recommendation; and

•	by Vertro, upon written notice to Inuvo, if there has been an Inuvo change of recommendation.

Effect of Termination

Inuvo has agreed to pay Vertro $500,000 if the merger agreement is terminated by Vertro as a result of Inuvo having breached or failed to perform in any respect its obligations with respect to third party acquisition proposals or a Inuvo change of recommendation, or if the merger agreement is terminated by Inuvo to accept a superior proposal. Inuvo also has agreed to pay Vertro the $500,000 termination fee if (i) the merger agreement is terminated by Vertro because of an uncured breach by Inuvo or by either party due to a failure to obtain the requisite stockholder approvals, (ii) prior to such termination, a third party shall have made an Inuvo acquisition proposal that was publicly disclosed, and (iii) within 12 months after such termination, Inuvo shall have entered into an agreement to consummate or shall have consummated such Inuvo acquisition proposal.

Vertro has agreed to pay Inuvo $500,000 if the merger agreement is terminated by Inuvo as a result of Vertro having breached or failed to perform in any respect its obligations with respect to third party acquisition proposals or a Vertro change of recommendation, or if the merger agreement is terminated by Vertro to accept a superior proposal. Vertro also has agreed to pay Inuvo the $500,000 termination fee if (i) the merger agreement is terminated by Vertro because of an uncured breach by Vertro or by either party due to a failure to obtain the requisite stockholder approvals, (ii) prior to such termination, a third party shall have made a Vertro acquisition proposal that was publicly disclosed, and (iii) within 12 months after such termination, Vertro shall have entered into an agreement to consummate or shall have consummated such Vertro acquisition proposal.

Amendment and Waiver

The merger agreement may be amended by the parties at any time before or after receipt of either or both of the votes by Inuvo and Vertro stockholders required to adopt the merger agreement and approve the merger; provided, however, that after any such approval, no amendment shall be made which by law requires further approval or authorization by stockholders of Inuvo or Vertro, as applicable, without such further approval or authorization. The merger agreement may not be amended except by an instrument in writing signed and delivered on behalf of each of the parties. Any waiver of a provision of the merger agreement must be in writing.

Specific Performance

The parties are entitled to seek specific performance to enforce the terms of the merger agreement and are entitled to seek an injunction restraining any violation or threatened violation of any terms of the merger agreement. The merger agreement, except for the indemnification and insurance provisions described above, does not confer upon any person other than the parties to the merger agreement any rights or remedies.

Governing Law; Jurisdiction

The merger agreement is governed by and construed in accordance with Delaware law (except for matters, issues and questions relating to the duties of the board of directors of Inuvo), without giving effect to choice of law principles thereof. Any matters related to the merger agreement or the transactions contemplated by it must be exclusively brought in the federal court located in Delaware.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed consolidated financial information combines the historical consolidated financial position and results of operations of Inuvo and its subsidiaries and of Vertro and its subsidiaries, as an acquisition (both legal and for accounting) by Inuvo of Vertro using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes.

The merger was announced on October 17, 2011, and the merger agreement provides that each outstanding share of Vertro common stock will become, by operation of law, the right to receive 1.546 shares of Inuvo common stock. All restricted stock units and stock options of Vertro will convert in the same exchange ratio into restricted stock units or stock options of Inuvo.

The unaudited pro forma condensed consolidated financial statements included herein, are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of Inuvo and its subsidiaries and of Vertro and its subsidiaries.

The following presents our unaudited pro forma condensed consolidated financial information for the nine months ended September 30, 2011, and the year ended December 31, 2010. The pro forma statement of operations for the year ended December 31, 2010, gives effect to the proposed merger of Merger Sub into Vertro, a wholly owned subsidiary of Inuvo as if the merger had occurred at January 1, 2010. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2011, gives effect to the business combination of Vertro as if the merger had occurred at January 1, 2010. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2011, has been prepared as if the merger occurred on that date. The pro forma adjustments and related notes are based upon available information and certain assumptions that we believe are reasonable.

The unaudited pro forma condensed consolidated financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. You should read the information set forth below together with the notes to the unaudited pro forma condensed combined consolidated financial statements, the audited financial statements of Inuvo for the fiscal year ended December 31, 2010, and the unaudited financial statements of Inuvo for the nine months ended September 30, 2011, which are included elsewhere in this joint proxy statement/prospectus, and the audited financial statements of Vertro for the years ended December 31, 2010, included in this joint proxy statement/prospectus, and the unaudited financial statements of Vertro for the nine months ended September 30, 2011, included in this joint proxy statement/prospectus, including the notes thereto.

INUVO, INC. AND VERTRO, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED BALANCE SHEET

As of September 30, 2011

	Inuvo, Inc. Historical (unaudited) (a)	Vertro, Inc. Historical (unaudited) (a)	Pro Forma Adjustments		Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$1,160,000	$4,016,000	$(3,600,000	)(d)	$1,576,000
Restricted cash	475,000	—	—		475,000
Accounts receivable, net of allowance for doubtful accounts	2,873,000	2,315,000	—		5,188,000
Unbilled revenue and income tax receivable	36,000	338,000	—		374,000
Prepaid assets and other current assets	307,000	517,000	—		824,000
Current assets of discontinued operations	50,000	—	—		50,000

Total current assets	4,901,000	7,186,000	(3,600,000)		8,487,000
Property and equipment, net	1,917,000	308,000	—		2,225,000
Other intangible assets, net	2,636,000	1,486,000	—		4,122,000
Goodwill and unidentified intangible assets	3,351,000	—	17,455,000	(e)	20,806,000
Other assets	3,000	284,000	—		287,000

Total assets	$12,808,000	$9,264,000	$13,855,000		$35,927,000

Liabilities:
Current Liabilities:
Term and credit note payable — current portion	$757,000	$—	$—		$757,000
Accounts payable	4,133,000	2,995,000	—		7,128,000
Income tax payable	—	5,000	—		5,000
Deferred revenue	18,000	—	—		18,000
Accrued expenses and other current liabilities	1,980,000	2,508,000	—		4,488,000
Current liabilities of discontinued operations	220,000	—	—		220,000

Total current liabilities	7,108,000	5,508,000	—		12,616,000
Other long-term liabilities including note payable long-term	2,559,000	737,000	—		3,296,000

Total liabilities	9,667,000	6,245,000	—		15,912,000
Equity:
Common stock	10,000	37,000	(24,000	)(f),(g)	23,000
Additional paid-in capital	114,864,000	272,439,000	(251,978,000	)(d),(e),(f),(g)	135,325,000
Accumulated deficit	(110,264,000)	(262,301,000)	258,701,000	(d)	(113,864,000)
Treasury stock	(1,469,000)	(7,156,000)	7,156,000	(f)(g)	(1,469,000)

Total equity	3,141,000	3,019,000	13,855,000		20,015,000

Total liabilities and equity	$12,808,000	$9,264,000	$13,855,000		$35,927,000

Shares outstanding (g)	10,036,000	7,155,000	—		22,690,000
Book value per share	$0.31	$0.42	—		$0.88
See Accompanying Notes to the Unaudited Pro Forma Financial Information.

INUVO, INC. AND VERTRO, INC.

PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(unaudited)

	Inuvo, Inc. Historical (a)	Vertro, Inc. Historical (a)	Pro Forma Adjustments		Pro Forma Combined
Net revenue	$29,210,000	$22,176,000	$—		$51,386,000
Cost of revenue	16,106,000	1,325,000	—		17,431,000

Gross profit	13,104,000	20,851,000	—		33,955,000
Operating costs	17,136,000	22,705,000	—	(d)	39,841,000

Operating loss	(4,032,000)	(1,854,000)	—		(5,886,000)
Other income and losses	(817,000)	(39,000)	—		(856,000)

Loss before taxes	(4,849,000)	(1,893,000)	—		(6,742,000)
Income taxes expense	(1,000)	(59,000)	—	(b)	(60,000)

Loss from continuing operations	$(4,850,000)	$(1,952,000)	$—		$(6,802,000)

Basic earnings (loss) per share: (c)
Continuing operations	$(0.53)	$(0.27)			$(0.30)

Diluted earnings loss per share: (c)
Continuing operations	$(0.53)	$(0.27)			$(0.30)

Basic shares outstanding (g)	9,138,000	7,139,000			22,690,000
Fully Diluted shares outstanding (g)	9,138,000	7,139,000			22,690,000

See Accompanying Notes to the Unaudited Pro Forma Financial Information.

INUVO, INC. AND VERTRO, INC.

PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

	Inuvo, Inc. Historical (a)	Vertro, Inc. Historical (a)	Pro Forma Adjustments		Pro Forma Combined
Net revenue	$48,970,000	$35,894,000	$—		$84,864,000
Cost of revenue	29,255,000	1,908,000	—		31,163,000

Gross profit	19,715,000	33,986,000	—		53,701,000
Operating costs	23,402,000	32,816,000	—	(d)	56,218,000

Operating (loss) income	(3,687,000)	1,170,000	—		(2,517,000)
Other income and losses	(948,000)	322,000	—		(626,000)

(Loss) income before taxes	(4,635,000)	1,492,000	—		(3,143,000)
Income taxes (expense) benefit	(3,000)	368,000	—	(b)	365,000

(Loss) income from continuing operations	$(4,638,000)	$1,860,000	$—		$(2,778,000)

Basic earnings (loss) per share: (c)
Continuing operations	$(0.55)	$0.27			$(0.12)

Diluted earnings loss per share: (c)
Continuing operations	$(0.55)	$0.26			$(0.12)

Basic shares outstanding (g)	8,496,000	6,927,000			22,690,000
Fully Diluted shares outstanding (g)	8,496,000	7,247,000			22,690,000

See Accompanying Notes to the Unaudited Pro Forma Financial Information.

Inuvo, Inc. and Vertro, Inc.

Notes to the Unaudited Pro Forma Financial Information

Note 1 Basis of Pro Forma Presentation

The pro forma financial information sets forth Inuvo’s financial condition and results of operations after giving effect to the merger of Vertro with and into Inuvo. The merger will be accounted for using the purchase method of accounting; accordingly, Inuvo’s cost to acquire Vertro will be allocated to the assets acquired (including identifiable intangible assets) and liabilities assumed from Vertro at their respective fair values on the date the merger is completed. All dollar and share amounts are rounded to the nearest thousand.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Vertro at their respective fair values and represents management’ estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Vertro’s tangible, and identifiable intangible, assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, contracts and other items of Vertro as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in amortization of the adjusted assets or liabilities.

The pro forma financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions or the redemption of preferred stock, and is not indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial information are as follows:

(a)	Inuvo’s and Vertro’s historical presentations — Based on the amounts reported in the consolidated statements of operations and balance sheets of Inuvo and Vertro as of and for the year ended December 31, 2010 and for the nine months ended September 30, 2011. Additionally, certain historical financial statement line items have been condensed in the pro forma financial statements. These reclassifications had no impact on the historical operating income, net income from continuing operations or stockholders’ equity for any period presented.

(b)	The pro forma statement of operations for both the year ended December 31, 2010 and the nine months ended September 30, 2011 assumes no additional tax expense as each of the combined companies have significant NOL carryforwards. There are IRC Section 382 NOL limitations on the combined entities on a going forward basis.

(c)	The earnings per share calculations for all periods presented assumes that the total issued and outstanding stock of the combined Company, was outstanding for the entire period presented. As the pro forma results are losses for all periods presented, we do not include any in the money options or warrants as they would be antidilutive.

(d)	The reduction of cash reflects the estimated closing costs of the merger and the removal of Vertro’s accumulated deficit. An estimated $3,600,000 of merger-related costs and $2,881,000 estimated annual savings are not included and will be expensed or realized in accordance with GAAP.

(e)	The exchange of Inuvo shares of common stock at an exchange rate of 1.546 for all shares of Vertro common stock at an assumed market price of $1.71 per share results in an excess of the total consideration over Vertro’s book value as of September 30, 2011. The excess of the purchase price over Vertro’s book value is calculated as follows:

Vertro shares of common stock outstanding at September 30, 2011	7,155,000
Assumed issuance and conversion of bonuses and restricted stock units between September 30, 2011 and the closing	590,000

Estimated Vertro shares of common stock outstanding prior to closing	7,745,000
Exchange ratio	1.546

Estimated Shares of Inuvo exchanged at closing	11,973,000
Assumed market value of shares exchanged	$1.71

Total purchase price	20,474,000
Book value of Vertro at September 30, 2011	(3,019,000)

Estimated excess of purchase price over book value Classified as unidentified intangible assets	$17,455,000

(f)	The remaining adjustment reflects the elimination of the equity accounts of Vertro.

(g)	The amounts reflect the adjustment necessary to account for the total number of shares outstanding assuming the merger occurred on September 30, 2011 utilizing a par value of $.001 per share. The combined Company’s common stock outstanding at closing is estimated to be as follows:

Inuvo shares outstanding at September 30, 2011	10,036,000
RSUs outstanding to be converted prior to closing	228,000
Expected issuance of additional RSUs to be issued and converted prior to closing	453,000

Inuvo shares outstanding prior at closing	10,717,000
Shares issued to Vertro stockholders at closing	11,973,000

Inuvo shares outstanding at closing	22,690,000

INFORMATION ABOUT THE COMPANIES

Inuvo

Inuvo is an Internet marketing business with two segments:

•	performance marketing; and

•	web properties.

The performance marketing segment designs, builds, implements, manages and sells the various technology platforms and services Inuvo offers. For the last 24 months, the performance marketing segment has executed on a technology strategy to consolidate the disparate platforms Inuvo acquired between 2002 and 2008, resulting in a single technology foundation which can serve the needs of advertiser and publisher clients within this segment. This foundation is referred to as the Inuvo Platform, an open, quality-controlled, lead generation marketplace designed to allow advertisers and publishers the ability to manage their consumer marketing transactions in an automated and transparent environment.

The web properties segment designs, builds and manages unique offers and/or websites that generate revenue principally from the sale of products, leads and/or advertising. The web properties segment manages owned and operated websites across verticals that include local search, product shopping comparison, and pre/postnatal interests. The segment uses a number of online tactics designed to drive traffic to these owned and operated sites including search, affiliates, email and display marketing campaigns.

Inuvo was incorporated under the laws of the State of Nevada in October 1987. Inuvo’s principal executive offices are located at 15550 Lightwave Drive, Suite 300, Clearwater, FL 33760, and its telephone number is (727) 324-0046.

Merger Sub

Anhinga Merger Subsidiary, Inc., referred to as merger sub, is a Delaware corporation and a direct, wholly owned subsidiary of Inuvo. Merger Sub was formed on October 12, 2011, solely for the purpose of facilitating the merger with Vertro and has not conducted any business operations. Merger Sub currently has no material assets or liabilities, other than its rights and obligations under the merger agreement and related documents, and has not generated any revenues or incurred material expense other than expenses related to the merger. The Merger Sub has no employees or operations. The Merger Sub’s principal executive offices are located at Inuvo’s offices at 15550 Lightwave Drive, Suite 300, Clearwater, FL 33760, and its telephone number is (727) 324-0046.

Vertro

Vertro is an Internet company that owns and operates the ALOT product portfolio. Vertro was organized under the laws of the State of Nevada in October 1995 under the name Collectibles America, Inc. and, in June 1999, merged with BeFirst Internet Corporation, a Delaware corporation. As a result of the merger, BeFirst became a wholly owned subsidiary. In June 1999, the company’s name was changed to BeFirst.com and, in September 1999, changed again to FindWhat.com. In September 2004, the company reincorporated from the State of Nevada to the State of Delaware, as a result of a merger. The reincorporation did not cause any change in personnel, management, assets, liabilities, net worth, or the location of our headquarters. In June 2005, the name was changed to MIVA, Inc. and in June 2009 changed to Vertro, Inc.

Vertro’s principal executive offices are located at 143 Varick Street, New York, New York 10013, and its telephone number is (212) 231-2000.

COMPARATIVE RIGHTS OF INUVO AND VERTRO STOCKHOLDERS

Set forth below is a summary of the material differences between the rights of holders of Vertro common stock and their prospective rights as holders of Inuvo common stock as of the date of this joint proxy statement/prospectus. Vertro is incorporated under the laws of the State of Delaware. Inuvo is incorporated under the laws of the State of Nevada. If the merger agreement is adopted and the merger takes place, at the effective time of the merger, each share of Vertro common stock will be converted into the right to receive 1.546 shares of Inuvo common stock. As a condition to the merger and if approved by holders of Inuvo common stock as described in this joint proxy statement/prospectus, Inuvo’s current Amended Articles of Incorporation will be amended immediately before the completion of the merger pursuant to the form of Certificate of Amendment attached as Appendix D to this joint proxy statement/prospectus. As a result of the merger, Inuvo’s Amended Articles of Incorporation and amended and restated bylaws, and the applicable provisions of Nevada law, will govern the rights of the former holders of Vertro common stock who receive Inuvo common stock in the merger. The rights of those Vertro stockholders are governed at the present time by the amended and restated certificate of incorporation and the amended and restated bylaws of Vertro and the applicable provisions of the DGCL.

The following description is only a summary and does not purport to be a complete statement of the rights of holders of Inuvo common stock or Vertro common stock or a complete description of the specific provisions referred to below. This summary of the material differences is qualified in its entirety by reference to the DCGL or Nevada law, as applicable, and the respective articles of incorporation and bylaws of Inuvo and Vertro. We urge you to read those documents carefully in their entirety. Copies of the Amended Articles of Incorporation of Inuvo, the Certificate of Amendment to the Amended Articles of Incorporation which is being proposed in this joint proxy statement/prospectus, the amended and restated bylaws of Inuvo, and the amended and restated certificate of incorporation and amended and restated bylaws of Vertro, are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information” beginning on page 199.

	Rights of Holders of Inuvo Common Stock	Rights of Holders of Vertro Common Stock
Capitalization	Inuvo’s current Amended Articles of Incorporation authorize Inuvo to issue 20,000,000 shares of common stock, with a par value of $.001 per share, and 500,000 shares of preferred stock, with a par value of $.001 per share. If approved, the Certificate of Amendment to the Inuvo Amended Articles of Incorporation would increase the number of authorized shares of common stock to 40,000,000.	Vertro’s amended and restated certificate of incorporation authorizes Vertro to issue 40,000,000 shares of common stock, with a par value of $.005 per share, and 500,000 shares of preferred stock, with a par value of $.005 per share.

Outstanding Shares	As of January 27, 2012, there were 10,035,791 shares of Inuvo common stock and no shares of preferred stock outstanding. Inuvo common stock is traded on the NYSE Amex under the symbol “INUV.” Inuvo shares of preferred stock are not listed on any securities exchange or quoted on any national quotation system.	As of January 27, 2012, there were 7,434,972 shares of Vertro common stock and no shares of preferred stock outstanding. Vertro common stock is traded on the NASDAQ Capital Market under the symbol “VTRO.” Vertro shares of preferred stock are not listed on any securities exchange or quoted on any national quotation system.

Voting Rights	Inuvo common stockholders are entitled to one vote for each share. Inuvo preferred stockholders are entitled to those designations, voting rights, preferences, stated values, rights, qualifications or limitations per share as determined solely by the board of directors. Inuvo’s Amended Articles of Incorporation prohibit cumulative voting for the election of directors or for any other matters.	Vertro common stockholders are entitled to one vote for each share. Vertro preferred stockholders have such rights, preferences and designations per share as determined by the board of directors. Vertro’s amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Conversion Rights	Inuvo’s Amended Articles of Incorporation do not specifically provide for conversion between and among shares of common stock and shares of preferred stock. Inuvo stockholders of preferred stock have such rights, preferences and designations per share as determined by the board of directors.	Vertro’s amended and restated certificate of incorporation does not specifically provide for conversion between and among shares of common stock and shares of preferred stock. Vertro stockholders of preferred stock have such rights, preferences and designations per share as determined by the board of directors.

Rights Plan	Inuvo has adopted a rights plan dated February 14, 2008, as amended, pursuant to which one preferred stock purchase right was issued for each outstanding share of common stock. If a person or group acquires, or obtains the right to acquire, 15% or more of the outstanding common stock of Inuvo, each holder of a right will have the right to purchase, upon exercise, preferred stock of Inuvo having a value equal to two times the exercise price of the right. The rights plan will expire February 29, 2018 unless preferred stock purchase rights are earlier redeemed or exchanged by Inuvo. Prior to entering into the merger agreement, and pursuant to the rights granted it under the rights plan, the Inuvo board of directors in order to avoid any ambiguity as to application of the rights plan to the merger amended the rights plan to exclude the merger from the rights plan.	Vertro is not a party to a rights plan.

Quorum	Inuvo’s amended and restated bylaws provide that, unless otherwise provided by law, holders of at least one-third of the shares entitled to vote, present in person or by proxy, constitute a quorum at a stockholder meeting.	Vertro’s amended and restated bylaws provide that holders of a majority of the shares entitled to vote, present in person or by proxy, constitute a quorum at a stockholder meeting except as otherwise provided by statute or by the amended and restated certificate of incorporation.

Number of Directors	Inuvo’s amended and restated bylaws provide that the number of members of the board of directors is established by the board of directors, and that the board of directors may increase or decrease the number of directors, which may not be less than one. The number of members of the board of directors is currently fixed at five. At the effective time of the merger, the number of directors will be increased to seven.	Vertro’s amended and restated bylaws provide that the number of members of the board of directors is initially two, and will thereafter be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. The number of members of the board of directors is currently fixed at six.

Removal of Directors	Inuvo’s amended and restated bylaws provide that members of the board of directors may be removed without cause by the vote of the stockholders, and may be removed with cause by vote of the stockholders or by action of the board of directors.	Vertro’s amended and restated bylaws provide that members of the board of directors may be removed by a vote of the stockholders.

Classification of Board of Directors	Inuvo’s amended and restated bylaws provide that the directors are divided into three classes, each consisting as nearly as possible of one-third of the total authorized number of directors, with each director elected for a three-year term. Each director is elected to serve until the designated annual meeting for that director’s class or until a successor has been elected and qualified, or until the director’s earlier death, resignation or removal.	Vertro’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for a classified board of directors. Each director holds office until the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, resignation, or removal of the director.

Filling Vacancies on the Board of Directors	Any vacancy for an unexpired term or a newly created directorship on the board of directors, except for a removal of a director without cause, may be filled by a vote of the majority of	Subject to the rights of the holders of any series of shares of preferred stock then outstanding, any vacancy resulting from any increase in the authorized number of directors or from death,

	the directors then in office. Any vacancy for an unexpired term on the board of directors caused by the removal of a director without cause may be filled by a vote of the stockholders.	resignation or other cause may be filled by a vote of the majority of the directors in office, and such director will hold office for a term expiring at the next annual meeting of stockholders, and until their successor is elected, except in the case of the death, resignation, or removal of such director.

Record Date	The directors may fix a record date that may not be earlier than 10 days preceding the date of the meeting of stockholders or more than 60 days preceding the date of the meeting of stockholders. If the directors do not fix a record date, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring a dividend is adopted, as the case may be, will be the record date for determination of stockholders.	The DGCL provides that the board of directors may fix a record date that is not more than 60 nor less than 10 days before the date of the stockholder meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Notice of Meetings	Each stockholder entitled to vote must be given written or printed notice (unless waived) of each stockholder meeting, stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, not less than 10 nor more than 60 days before the date of the meeting.	Each stockholder entitled to vote must be given written notice (unless waived) of each annual or special stockholder meeting, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose(s) of the meeting, not less than 10 nor more than 60 days before the date of the meeting.

Amendments to Articles of Incorporation and Certificate of Incorporation	Inuvo’s Amended Articles of Incorporation provide that such articles may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment.	Vertro’s amended and restated certificate of incorporation states that Vertro reserves the right to amend, alter, change or repeal any provision contained in the amended and restated certificate of incorporation, in the manner now or hereafter prescribed by the DGCL; provided, however, that notwithstanding any other provision of the amended and restated certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of stock of Vertro required by law or by the amended and restated certificate of incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of the capital stock of Vertro entitled to vote generally in the election of the directors, voting together as a single class, is required to amend or repeal Article ELEVENTH, Article FIFTH, or Article SEVENTH of the amended and restated certificate of incorporation.

Amendments to Bylaws	Inuvo’s amended and restated bylaws may be altered, amended or repealed and new bylaws may be adopted by action of the board of directors or by the holders of a majority of the issued and outstanding capital stock.	Vertro’s amended and restated bylaws may be amended or changed at any regular or special meeting of the board of directors by a vote of the majority of the board, or may be made by a vote of, or a consent in writing signed by the holders of a majority of the issued and outstanding capital stock. Additional bylaws not inconsistent with the amended and restated bylaws may be adopted at any meeting for the board of directors at which a quorum is present by an affirmative vote of a majority of the directors present or by the unanimous consent of the board of directors.

Special Meeting of the Board of Directors	Meetings of the board of directors may be called by or at the request of the president or any director, on at least two days’ written, electronic mail, facsimile, or telegram notice (unless waived).	Meetings of the board of directors may be called by the chairman of the board or the president, and shall be called by the chairman of the board or the president or the secretary on the written request of a majority of the directors. Such meeting must be preceded by at least three days’ written and mailed notice, two days’ facsimile or telegram notice, or one day’s delivered in-person or telephone notice.

Special Stockholders’ Meetings	Special meetings of the stockholders may be called by the	Special meetings of the stockholders, for any purpose and

	directors or the president, and the president shall call such a special meeting at the request of the holders of not less than 10% of all the outstanding shares entitled to vote at the meeting.	unless otherwise prescribed by statute or by the amended and restated certificate of incorporation, may be called by the president or the board of directors, and must be called by the president or secretary at the request in writing of holders of not less than 51% of the issued and outstanding shares of capital stock of Vertro. Such notice must state the purpose of the proposed meeting.

Written Action by Consent of Stockholders	Inuvo’s amended and restated bylaws provide that any action which may be taken or is required to be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the same percentage of all the stockholders entitled to vote with respect to the subject matter thereof as would be required to take such action at a meeting.	Vertro’s amended and restated bylaws provide that any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if consented to by the holders of a majority of the shares entitled to vote or such greater proportion as may be required by the DGCL, the amended and restated certificate of incorporation, or the amended and restated bylaws. Whenever action is taken by written consent, a meeting of stockholders need not be called or noticed.

Approval for Business Combinations	Under NRS Section 92A.100 et seq., after adopting a plan of merger, exchange or conversion, the board of directors of a Nevada corporation that is a constituent entity in the merger or conversion, or the board of directors of the Nevada corporation whose shares will be acquired in the exchange, must submit the plan of merger, except as otherwise provided, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan. The board of directors must recommend the plan of merger, conversion or exchange to the stockholders, unless the board of directors determines that because of a conflict of interest or other special circumstances it should make no recommendation and it communicates the basis for	Under Sections 251-252 of the DCGL, a Delaware corporation that is a constituent corporation to a merger must enter into an agreement of merger stating certain terms. The agreement must be adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the laws under which it is formed. A Delaware constituent corporation to a merger must have its board of directors adopt a resolution approving the agreement of merger and declaring its advisability. The agreement must be submitted to the stockholders of the Delaware corporation at an annual or special meeting for the purpose of acting on the agreement. A majority of the outstanding stock of the corporation entitled to vote thereon its determination to the stockholders with the plan. Unless the articles of incorporation or the resolution of the board of directors establishing a class or series of stock provide otherwise, or unless the board of directors require a greater vote or a vote by classes of stockholders as a condition of their recommendation, the plan of merger or conversion must be approved by a majority of the voting power of each class and each series to be exchanged pursuant to the plan of exchange.

Action by the stockholders of a surviving Nevada corporation on a plan of merger is not required if:

•    the articles of incorporation of the surviving domestic corporation will not differ from its articles before the merger;

•    each stockholder of the surviving domestic corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger;

•    the number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant is required to adopt the agreement of merger.

Notwithstanding the requirements above, unless required by its certificate of incorporation, no vote of stockholders of a Delaware corporation surviving a merger is necessary to authorize a merger if:

•    the agreement of merger does not amend in any respect the certificate of incorporation of such constituent corporation;

•    each share of stock of such constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

•    either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding to the merger, will not exceed by more than 20% the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger; and

•    the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

immediately prior to the effective date of the merger.
Indemnification of Directors and Officers	Inuvo’s amended and restated bylaws provide that Inuvo may indemnify any director, officer, employee or agent of Inuvo (or a person serving at the request of Inuvo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) for liabilities actually or reasonably incurred by that person by reason of the fact of such status as a party or threatened party to any threatened, pending or completed action (other than an action by or in right of Inuvo) if such person acted in a good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	Vertro’s amended and restated bylaws provide that Vertro will indemnify and hold harmless each director and officer (or a person serving at the request of Vertro as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans) whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee to the fullest extent authorized by the DGCL against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith, provided, however, that Vertro will indemnify a person seeking indemnity in connection with an

	Inuvo’s amended and restated bylaws further provide that Inuvo may indemnify any director, officer, employee or agent of Inuvo (or any person serving at the request of Inuvo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) for expenses actually and reasonably incurred by such person by reason of the fact of such status as a party or threatened party of a threatened, pending, or completed action by or in the right of Inuvo to procure a judgment in its favor, provided that such person acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation (except that no indemnification shall be made in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court considers proper).	action, suit or proceeding (or part thereof) initiated by such person only if (i) such indemnity is expressly required to be made by law, (ii) the action, suit or proceeding (or part thereof) was authorized by the Vertro board of directors, (iii) such indemnification is provided by Vertro, in its sole discretion, pursuant to the powers vested in Vertro under the DGCL, or (iv) the action, suit or proceeding (or part thereof) is brought to establish or enforce a right to indemnification under any indemnity agreement or any other statute or law or otherwise as required under Section 145 of the DGCL.

Relevant Business Combination Provisions and Statutes

Under NRS Section 78.411 et seq., Inuvo cannot engage in any business combination with an interested stockholder (defined generally as a beneficial owner of 10% or more of the voting power of the corporation) for three years after such person became an interested stockholder, unless the transaction resulting in a person becoming an interested stockholder, or the business combination, was approved by the corporation’s board of directors prior to that person becoming an interested stockholder. In addition, after such three-year restricted

Vertro’s amended and restated certificate of incorporation does not opt out of the provisions of Section 203 of the DGCL, which generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, period, the interested stockholder may only engage in a business combination with the corporation if (i) the combination was approved by the corporation’s board of directors before the date on which the person became an interested stockholder, (ii) the transaction by which the stockholder became an interested stockholder was approved by the corporation’s board of directors before the person became an interested stockholder, or (iii) the combination is approved by the affirmative vote of holders of corporate stock representing a majority of the voting power not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder at a meeting held not earlier than three years after the person became an interested stockholder.

Under NRS Section 78.3791, any individual or associated group that acquires at least one-fifth of the voting power of Inuvo may not exercise such voting rights unless the voting rights are approved by a majority of the voting power of the corporation, and, if the acquisition would adversely affect, alter or change any preference or any relative or other right given to any other class or series of outstanding shares, the holders of a majority of each class or series affected, excluding those shares as to which any interested stockholder exercises voting rights.

before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

DESCRIPTION OF INUVO CAPITAL STOCK

The following information regarding the material terms of Inuvo capital stock is qualified in its entirety by reference to Inuvo’s Amended Articles of Incorporation, as amended by the proposed Certificate of Amendment, if adopted, amended and restated bylaws, and the relevant provisions of Nevada law.

General

Inuvo’s authorized capital stock, assuming adoption of the Certificate of Amendment to the Amended Articles of Incorporation, consists of:

•	40,000,000 shares of Inuvo common stock; and

•	500,000 shares of preferred stock, par value $0.001 per share.

As of the date of this joint proxy statement/prospectus, no Inuvo preferred shares are issued and outstanding and 10,035,711 shares of Inuvo common stock are outstanding. Inuvo’s common stock trades on the NYSE Amex under the symbol “INUV.”

If the proposal to approve the issuance of Inuvo common stock and the proposal to adopt the Certificate of Amendment to the Amended Articles of Incorporation of Inuvo are approved by the Inuvo stockholders and the merger is effected, the Amended Articles of Incorporation of Inuvo will be amended in connection with the transactions contemplated by the merger agreement. A copy of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation is attached to this joint proxy statement/prospectus as Appendix D. The Certificate of Amendment to the Inuvo Amended Articles of Incorporation amends the number of authorized shares of Inuvo common stock from 20,000,000 shares to 40,000,000 shares.

The shares of Inuvo common stock to be issued in connection with the merger will be issued under the Inuvo Amended Articles of Incorporation. The following summary of the material terms of the shares of Inuvo common stock to be issued in connection with the merger does not include all of the terms of the Inuvo common stock and should be read together with the Inuvo Amended Articles of Incorporation and the Inuvo amended and restated bylaws, as well as the laws of Nevada.

Common Stock

Holders of shares of Inuvo common stock are entitled to one vote for each share on all matters to be voted on by the Inuvo stockholders. Holders of Inuvo common stock do not have cumulative voting rights. Holders of Inuvo common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Inuvo board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Inuvo, the holders of Inuvo common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Inuvo common stock are fully paid and non-assessable. Holders of Inuvo common stock have no preemptive rights to purchase Inuvo common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Inuvo common stock.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock which the board of directors may designate and issue in the future.

Preferred Stock

The Inuvo board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing an amendment pursuant to the applicable laws of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.

Any future issuance of Inuvo preferred stock may have the effect of delaying, deferring or preventing a change in control of Inuvo without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Inuvo board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of Inuvo stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Inuvo board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

Preferred Stock Purchase Rights

Inuvo has adopted a rights plan dated February 14, 2008, as amended, pursuant to which one preferred stock purchase right was issued for each outstanding share of common stock. If a person or group acquires, or obtains the right to acquire, 15% or more of the outstanding common stock of Inuvo, each holder of a right will have the right to purchase, upon exercise, preferred stock of Inuvo having a value equal to two times the exercise price of the right. The rights plan will expire February 29, 2018 unless preferred stock purchase rights are earlier redeemed or exchanged by Inuvo. Prior to entering into the merger agreement, and pursuant to the rights granted it under the rights plan, the Inuvo board of directors in order to avoid any ambiguity as to application of the rights plan to the merger amended the rights plan to exclude the merger from the rights plan.

Anti-Takeover Effects of Certain Provisions of Inuvo’s Amended Articles of Incorporation, Amended and Restated Bylaws and Nevada Law

Provisions of Inuvo’s Amended Articles of Incorporation and amended and restated bylaws and of the NRS summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting. Where cumulative voting is permitted, each share is entitled to as many votes as there are directors to be elected and each stockholder may cast all of his or her votes for a single candidate or distribute such votes among two or more candidates. Cumulative voting makes it easier for a minority stockholder to elect a director. Inuvo’s Amended Articles of Incorporation expressly deny stockholders the right to cumulative voting.

Voting Requirements to Remove Directors. Inuvo’s amended and restated bylaws provide that the directors may be removed for cause or without cause by a vote of the stockholders.

Classified Board. Inuvo’s amended and restated bylaws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. Because there are currently five members of the board of directors, approximately one-third of the board of directors will be elected each year. At the effective time of the merger, the number of directors will be increased to seven.

Authorized But Unissued Shares. Inuvo’s authorized but unissued shares of common stock and preferred shares are available for future issuance without stockholder approval under Nevada law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Inuvo’s Amended Articles of Incorporation authorize the board of directors to issue up to 500,000 shares of preferred stock and to determine the designations, preferences, stated values, rights, qualifications and limitations on those shares of preferred stock, without any further vote or action by the stockholders. The existence of authorized but unissued shares of common stock and preferred shares could have the effect of delaying, deterring or preventing an attempt to obtain control of Inuvo by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Stockholders. Inuvo’s amended and restated bylaws provide that special meetings of stockholders may be called only by:

•	the president, who is required to call such a meeting at the request of the holders of not less than 10% of all the outstanding shares entitled to vote at a meeting; or

•	the directors.

Inuvo Is Subject to Certain Nevada Statutes Relating to Control Share Acquisitions. Inuvo has not in its Amended Articles of Incorporation opted out of the application of NRS Sections 78.411-78.444. Under such statutes, Inuvo cannot engage in any business combination with an interested stockholder (defined generally as a beneficial owner of 10% or more of the voting power of the corporation) for three years after such person became an interested stockholder, unless the transaction resulting in a person becoming an interested stockholder, or the business combination, was approved by the corporation’s board of directors prior to that person becoming an interested stockholder. In addition, after such three-year restricted period, the interested stockholder may only engage in a business combination with the corporation if (i) the combination was approved by the corporation’s board of directors before the date on which the person became an interested stockholder, (ii) the transaction by which the stockholder became an interested stockholder was approved by the corporation’s board of directors before the person became an interested stockholder, or (iii) the combination is approved by the affirmative vote of holders of corporate stock representing a majority of the voting power not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder at a meeting held not earlier than three years after the person became an interested stockholder.

Under NRS Section 78.3791, except as otherwise provided by the articles of incorporation of any issuing corporation, any individual or associated group that acquires at least one-fifth of the voting power of Inuvo may not exercise such voting rights unless the voting rights are approved by a majority of the voting power of the corporation, and, if the acquisition would adversely affect, alter or change any preference or any relative or other right given to any other class or series of outstanding shares, the holders of a majority of each class or series affected, excluding those shares as to which any interested stockholder exercises voting rights. Inuvo has not adopted a different standard or policy regarding acquisition of at least one-fifth of the voting power of Inuvo.

Amendments to Inuvo’s Amended Articles of Incorporation and Amended and Restated Bylaws

The Inuvo amended and restated bylaws may be altered, amended or repealed and new bylaws may be adopted by action of the board of directors. The Inuvo Amended Articles of Incorporation may be amended by a majority of the shares entitled to vote on such amendment.

THE INUVO SPECIAL MEETING

Time, Date, and Place

The Inuvo special meeting will be held at Inuvo’s corporate offices, located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760 on the 29th day of February, 2012, at 1:00 p.m., local time.

Matters to be Considered

The purpose of the Inuvo special meeting is to:

•	vote on a proposal to approve the issuance of Inuvo common stock in the merger;

•	vote on a proposal to adopt the Certificate of Amendment to the Amended Articles of Incorporation;

•	vote on a proposal to adopt the amendment to the Inuvo 2010 Equity Compensation Plan authorizing an additional 2,500,000 shares to be available for grant; and

•

approve any motion to adjourn or postpone the Inuvo special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Inuvo special meeting to adopt any of the foregoing proposals.

The first, second, and third proposals are conditioned on each other and approval of each is required for completion of the merger. Inuvo stockholders will also consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

Who Can Vote at the Special Meeting

You are entitled to vote your shares of Inuvo common stock only if the records of Inuvo show that you held your shares as of the close of business on January 27, 2012, the record date. As of the close of business on January 27, 2012, a total of 10,035,791 shares of Inuvo common stock were outstanding. Each share of Inuvo common stock has one vote.

Attending the Special Meeting

If you are a beneficial owner of Inuvo common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from your broker, bank or other nominee are examples of proof of ownership. If you want to vote your shares of Inuvo common stock held by a broker, bank or other nominee in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The Inuvo special meeting will be held only if there is a quorum. A quorum exists if the holders of at least 33 1/3% of the shares of common stock outstanding and entitled to vote are present or represented at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the proposal to approve the issuance of shares of Inuvo common stock in the merger as a condition to the closing of the merger.

The holders of a majority of the Inuvo common stock outstanding and entitled to vote at the Inuvo special meeting must vote in favor of the adoption of the Certificate of Amendment to the Amended Articles of Incorporation for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the votes cast at the Inuvo special meeting must vote in favor of the adoption of the amendment to the 2010 Equity Compensation Plan for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the Inuvo common stock, represented and entitled to vote at the Inuvo special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the Inuvo special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Inuvo special meeting to adopt any of the foregoing proposals, for this proposal to be approved and adopted.

A broker non-vote or abstention with respect to the proposal regarding the adoption of the Certificate of Amendment to the Inuvo Amended Articles of Incorporation will have the same effect as a vote against such proposal since approval of the proposal requires the affirmative vote of a majority of the Inuvo common stock outstanding and entitled to vote.

At the close of business on the record date for the Inuvo special meeting, the directors and executive officers of Inuvo and their affiliates owned and were entitled to vote 1,799,483 shares of Inuvo common stock or 17.9% of the shares of Inuvo common stock on that date. These shares do not include 1,146,813 shares of Inuvo common stock underlying outstanding options and warrants to purchase Inuvo common stock held by Inuvo directors, their affiliates and executive officers on that date. All Inuvo directors and executive officers that are holders of Inuvo common stock, and their respective affiliates, intend to vote for (1) the proposal to approve the issuance of Inuvo common stock in the merger, (2) the proposal to adopt the Certificate of Amendment to the Amended Articles of Incorporation, (3) the proposal to adopt an amendment to the 2010 Equity Compensation Plan, and (4) the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Inuvo will appoint an inspector of election for the Inuvo special meeting to tabulate affirmative and negative votes and abstentions.

Voting by Proxy

The board of directors of Inuvo is sending you this joint proxy statement/prospectus for the purpose of requesting that you allow your shares of Inuvo common stock to be represented at the special meeting by the persons named in the enclosed proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Inuvo’s board of directors.

If any matters not described in this joint proxy statement/prospectus are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, your shares of Inuvo common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. Inuvo does not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the corporate secretary of Inuvo in writing before your shares have been voted at the special meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

If your shares of Inuvo common stock are held by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this joint proxy statement/prospectus.

Proxy Solicitation Costs

Inuvo will pay the expenses of soliciting proxies from its stockholders to be voted at the Inuvo special meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Inuvo and its agents also may solicit proxies by mail, telephone, facsimile, or in person. In addition, proxies may be solicited from Inuvo stockholders by Inuvo’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Inuvo will request brokers, custodians, nominees and other record holders of Inuvo common stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of Inuvo common stock and to request authority for the exercise of proxies. In these cases, Inuvo will, upon the request of the record holders, reimburse these holders for their reasonable expenses.

Householding

If you and others who share your address own shares of Inuvo common stock that are held by a broker, bank or other nominee, your broker, bank or other nominee may be sending only one joint proxy statement/prospectus to your address. This practice, known as “householding,” is designed to reduce printing and postage costs.

Appraisal Rights

Inuvo stockholders are not entitled to exercise appraisal rights in connection with the merger.

INUVO PROPOSAL 1 — APPROVAL OF THE STOCK ISSUANCE

As discussed in the this joint proxy statement/prospectus, Inuvo is asking its stockholders to approve the issuance of Inuvo common stock to Vertro stockholders in the merger. Inuvo stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the issuance of Vertro common stock in the merger, as contemplated by the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. Please see the section entitled “The Merger Agreement” beginning on page 85 for additional information and a summary of the material terms of the merger agreement. You are urged to read carefully the entire merger agreement included as Appendix A before voting on this proposal.

Approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to approve the issuance of Inuvo common stock.

INUVO PROPOSAL 2 — ADOPTION OF THE CERTIFICATE OF AMENDMENT TO THE

INUVO AMENDED ARTICLES OF INCORPORATION

It is a condition to the completion of the merger that the existing Inuvo Amended Articles of Incorporation be amended in the form of the Certificate of Amendment attached to this joint proxy statement/prospectus as Appendix D. The Inuvo board of directors approved the Certificate of Amendment to the Amended Articles of Incorporation on November 9, 2011, subject to stockholder approval.

At October 14, 2011, there were 10,035,791 shares of Inuvo’s common stock outstanding, 2,501,070 shares reserved for issuance under outstanding warrants, options and restricted stock units and an additional 176,612 shares reserved for issuance under either the 2005 Long-Term Incentive Plan or the 2010 Equity Compensation Plan. The Certificate of Amendment amends the existing Inuvo Amended Articles of Incorporation to increase the number of authorized shares of Inuvo’s common stock from 20,000,000 shares to 40,000,000 shares. The additional shares of common stock to be authorized under the Certificate of Amendment to the Inuvo Amended Articles of Incorporation would be identical to the shares of common stock now authorized.

The increase is necessary so as to permit the holders of Vertro’s common stock to exchange such shares into Inuvo common stock at the exchange ratio at the closing of the merger. In addition, at the closing of the merger, options to purchase Vertro common stock and restricted stock units, to the extent not vested as a result of the change of control, based on Vertro common stock will be converted into and become, respectively, options to purchase Inuvo common stock and restricted stock units based on Inuvo common stock, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger, in accordance with the exchange ratio. The additional shares of Inuvo common stock which are being authorized in the Certificate of Amendment to the Amended Articles of Incorporation will also provide sufficient authorized but unissued and unreserved shares to be issued upon the possible exercise of the Vertro options and restricted stock units, as well as the increase in the number of shares underlying the 2010 Equity Compensation Plan as described in Proposal 3.

The increase in the number of authorized shares of Inuvo’s common stock will also provide additional shares that will be available for use by Inuvo’s board of directors as it deems appropriate or necessary. The additional shares could be used, among other things, for public or private financings to raise additional capital, for the declaration of stock splits or stock dividends, for acquisitions of other companies, for the expansion of business operations, or for the issuance of stock under warrants granted or to be granted in the future. However, Inuvo has no specific plans or agreements at this time with respect to any additional acquisitions or financing transactions and no assurances can be given that an acquisition or financing transaction or transactions will take place or will be available on terms that are favorable to Inuvo. Other than as set forth herein, there are currently no plans, agreements, arrangements, or understanding, for the issuance of additional shares of common stock.

The issuance of additional shares of Inuvo common stock may, among other things, have a dilutive effect on the earnings per share and on the equity and voting power of existing holders of Inuvo common stock and may adversely affect the market price of Inuvo’s common stock. The increase in the authorized number of shares of Inuvo’s common stock could also have an anti-takeover effect as the availability for issuance of additional shares of common stock could discourage, or make more difficult, efforts to obtain control of Inuvo. For example, without further stockholder approval, Inuvo’s board of directors could strategically sell common stock in a private transaction to purchasers who would oppose a takeover. In addition, because stockholders do not have preemptive rights, the rights of existing stockholders may (depending on the particular circumstances in which the additional shares of common stock are issued) be diluted by any such issuance and increase the potential cost to acquire control of Inuvo. Although the Inuvo board of directors was motivated by business and financial considerations in adopting the Certificate of Amendment to the Amended Articles of Incorporation, and not by the threat of any attempt to accumulate shares or otherwise gain control of Inuvo, stockholders should nevertheless be aware that approval of the Certificate of Amendment to the Amended Articles of Incorporation

could facilitate Inuvo’s efforts to deter or prevent changes of control in the future. The Inuvo board of directors does not intend to issue any additional shares of common stock except on terms that it deems to be in the best interest of Inuvo and its stockholders.

Approval of this proposal is a condition to the completion of the merger. If this proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved. If the proposal to approve the issuance of Inuvo common stock in the merger is not approved, the Certificate of Amendment to the Amended Articles of Incorporation will not be adopted.

The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to adopt the Certificate of Amendment to the Inuvo Amended Articles of Incorporation.

INUVO PROPOSAL 3 — ADOPTION OF THE AMENDMENT TO THE

INUVO 2010 EQUITY COMPENSATION PLAN

Inuvo is asking its stockholders to approve an amendment to its 2010 Equity Compensation Plan to increase the maximum number of shares of Inuvo’s common stock authorized for issuance under the 2010 Equity Compensation Plan by 2,500,000 shares. The board approved the proposed amendment on November 9, 2011, subject to stockholder approval. The form of amendment is included as Appendix E to this joint proxy statement/prospectus.

The 2010 Equity Compensation Plan was approved by Inuvo’s stockholders at Inuvo’s 2010 annual meeting of stockholders. The 2010 Equity Compensation Plan provides for the grant of restricted stock awards, deferred stock grants, stock appreciation rights, incentive stock options and non-statutory stock options. Grants to be made under the 2010 Equity Compensation Plan may be made to Inuvo’s employees, its executive officers and members of its board of directors. The 2010 Equity Compensation Plan initially reserved 7,000,000 shares of Inuvo’s common stock for issuance pursuant to the terms of the plan. As described later in this section, the number of shares reserved for issuance under the 2010 Equity Compensation Plan was reduced to 700,000 shares in December 2010 following the reverse stock split of Inuvo’s outstanding common stock on the same ratio. The 2010 Equity Compensation Plan also contains an “evergreen formula” pursuant to which the number of shares of common stock available for issuance under the 2010 Equity Compensation Plan will automatically increase on the first trading day of January each calendar year during the term of the 2010 Equity Compensation Plan, beginning with calendar year 2011, by an amount equal to 1% of the total number of shares of Inuvo common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to a maximum annual increase of 1,500,000 shares of common stock. Additional material features of the 2010 Equity Compensation Plan are described below.

Administration and Eligibility

The 2010 Equity Compensation Plan is administered by the compensation committee of Inuvo’s board of directors. The compensation committee determines, from time to time, those of Inuvo’s and its subsidiaries’ employees, executive officers and/or directors to whom stock awards or plan options will be granted, the terms and provisions of each such grant, the dates such grants will become exercisable, the number of shares subject to each grant, the purchase price of such shares and the form of payment of such purchase price. All other questions relating to the administration of the 2010 Equity Compensation Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the compensation committee.

Grants under the 2010 Equity Compensation Plan

Plan options under the 2010 Equity Compensation Plan may either be options qualifying as ISOs under Section 422 of the Code, or options that do not so qualify which are known as NSOs. Any option granted under the 2010 Equity Compensation Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible employee owning more than 10% of Inuvo’s common stock must be at least 110% of such fair market value as determined on the date of the grant. In addition, the 2010 Equity Compensation Plan allows for the inclusion of a reload option provision, which permits an eligible person to pay the exercise price of the option with shares of common stock owned by the eligible person and receive a new option to purchase shares of common stock equal in number to the tendered shares. Furthermore, restricted stock and restricted stock unit grants may also be made, as well as deferred stock grants and stock appreciation rights. Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person. Shares used for stock grants and plan options may be authorized and unissued shares or shares reacquired by Inuvo, including shares purchased in the open market.

Adjustment Upon Changes in Capitalization or other Corporate Event

The 2010 Equity Compensation Plan provides that, in the event of any dividend (other than a cash dividend) payable on shares of Inuvo’s common stock, stock split, reverse stock split, combination or exchange of shares, or other similar event occurring after the grant of an award which results in a change in the shares of Inuvo’s common stock as a whole, (i) the number of shares issuable in connection with any such award and the purchase price thereof, if any, will be proportionately adjusted to reflect the occurrence of any such event, and (ii) the compensation committee will determine whether such change requires an adjustment in the aggregate number of shares reserved for issuance under the 2010 Equity Compensation Plan or to retain the number of shares reserved and available under the plan in their sole discretion. Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options. In the event of Inuvo’s proposed dissolution or liquidation, a proposed sale of all or substantially all of its assets, a merger or tender offer for its shares of common stock, the compensation committee may declare that each option granted under the plan will terminate as of a date to be fixed by the committee; provided that not less than 30 days’ written notice of the date so fixed is given to each participant holding an option, and each such participant has the right, during the period of 30 days preceding such termination, to exercise the participant’s option, in whole or in part, including as to options not otherwise exercisable.

Assignability of Plan Options and Termination of Employment

All plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee, except as provided by the compensation committee. If an optionee dies while an employee or within three months after termination of employment by Inuvo or its subsidiary because of disability, retirement or otherwise, such options may be exercised, to the extent that the optionee would have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee’s right under the option passes by will or applicable law, or if no such person has such right, by his executors or administrators. Options are also subject to termination by the compensation committee under certain conditions.

In the event of termination of employment because of death while an employee, or because of disability, the optionee’s options may be exercised not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier. If an optionee’s employment terminates because of disability and such optionee does not die within three months following the termination, the options may be exercised, to the extent that the optionee would have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or one year after termination of employment, whichever date is earlier. If an optionee’s employment terminates for any reason other than death or disability, the optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to three months following such termination, or on or before the expiration date of the options, whichever occurs first. In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options terminate. If an optionee’s employment terminates for any reason other than death, disability or retirement, all rights to exercise the option will terminate not later than 90 days following the date of such termination of employment, except as otherwise provided under the plan. Non-qualified options are not subject to the foregoing restrictions unless specified by the compensation committee.

Amendment and Termination of the 2010 Equity Compensation Plan

The board of directors may amend, suspend or terminate the 2010 Equity Compensation Plan at any time, except that no amendment shall be made which:

•

increases the total number of shares subject to the plan in excess of the evergreen formula or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization) without the consent of the stockholders;

•	affects outstanding options or any exercise right thereunder;

•	extends the term of any option beyond 10 years; or

•	extends the termination date of the plan.

Unless the plan is suspended or terminated by the board of directors, the 2010 Equity Compensation Plan will terminate 10 years from the date of the plan’s adoption on June 18, 2010. Any termination of the 2010 Equity Compensation Plan will not affect the validity of any options previously granted thereunder.

Summary of Federal Tax Consequences

The following is only a brief summary of the effect of federal income taxation on an optionee under the 2010 Equity Compensation Plan. Effective January 1, 2006, Inuvo adopted FASB ASC Topic 718. This Statement requires that compensation costs related to share-based payment transactions, such as stock options or restricted stock award, be recognized in the financial statements. Under ASC Topic 718, an optionee, recipient of a restricted stock award and Inuvo will be subject to certain tax consequences and accounting charges, regardless of the type of option or restricted stock award. Options granted under the 2010 Equity Compensation Plan may be either ISOs which satisfy the requirements of Section 422 of the Code or NSOs which do not meet such requirements. The federal income tax treatment for the two types of options differs, as summarized below.

ISOs. No taxable income is recognized by an optionee at the time of the grant of an ISO, and no taxable income is generally recognized at the time an ISO is exercised. However, the excess of the fair market value of the common stock received upon the exercise of an ISO over the exercise price is includable in the employee’s alternative minimum taxable (“AMT”) income and may be subject to the AMT. For AMT purposes only, the basis of the common stock received upon exercise of an ISO is increased by the amount of such excess.

An optionee will recognize taxable income in the year in which the purchased shares acquired upon exercise of an ISO are sold or otherwise disposed. For federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. An optionee will make a qualifying disposition of the purchased shares if the sale or disposition is made more than two years after the grant date of the option and more than one year after the exercise date. If an optionee fails to satisfy either of these two holding periods prior to sale or disposition, then a disqualifying disposition of the purchased shares will result.

Upon a qualifying disposition, an optionee will recognize long-term capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other disposition of the purchased shares and the exercise price paid for the shares except that, for AMT purposes, the gain or loss would be the difference between the amount realized upon the sale or other disposition of the purchased shares and the employee’s basis increased as described above. If there is a disqualifying disposition of the shares, then the optionee will generally recognize ordinary income to the extent of the lesser of the difference between the exercise price and (i) the fair market value of the common stock on the date of exercise, or (ii) the amount realized on such disqualifying disposition. Any additional gain recognized upon the disposition will be capital gain. If the amount realized is less than the exercise price, the optionee will, in general, recognize a capital loss. If the optionee makes a disqualifying disposition of the purchased shares, then Inuvo will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, to the extent the optionee recognizes ordinary income. In no other instance will Inuvo be allowed a deduction with respect to the optionee’s disposition of the purchased shares.

NSOs. No taxable income is recognized by an optionee upon the grant of an NSO. The optionee will in general recognize ordinary income, in the year in which an NSO is exercised, equal to the excess of the fair market value of purchased shares on the date of exercise over the exercise price paid for such shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon a subsequent sale of the purchased shares, the optionee will generally recognize either a capital gain or a capital loss depending on whether the amount realized is more or less than the exercise price. The capital gain or loss will generally be long-term capital gain or loss if the holding period for the purchased shares once purchased is more than one year at the time of the subsequent sale of the purchased shares. Inuvo will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to an exercised NSO. The deduction will in general be allowed for Inuvo’s taxable year in which ordinary income is recognized by the optionee in connection with the acquisition of the option shares.

Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (i.e. when the restrictions on the grant lapse) equal to the fair market value of the restricted shares on the vesting date minus any amount paid for the restricted shares. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, Inuvo would be entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

The foregoing is only a summary of the effect of federal income taxation upon Inuvo and the participants under the 2010 Equity Compensation Plan. It does not purport to be complete, and does not discuss all of the tax consequences of a participant’s death or the provisions of the income tax laws of any state, municipality, or foreign country in which the participants may reside.

Amendment to the 2010 Equity Compensation Plan

In the past Inuvo has used, and it intends in the future to use, stock options and restricted stock grants as incentive devices to motivate and compensate its salaried officers, directors and other key employees. Inuvo’s board believes that equity incentives represented by stock options enhance its ability to attract and retain the best possible persons for positions of significant responsibility by providing its officers, directors and other key employees with additional incentives to contribute to Inuvo’s success. The Inuvo board further believes that the availability of such equity incentives has served, and will continue to serve, an important part in the implementation of Inuvo’s growth strategy. From time to time Inuvo has also issued restricted stock grants as additional compensation to board members, executive officers and other employees as additional compensation for the voluntary deferral of cash compensation. As described earlier in this section, the 2010 Equity Compensation Plan provides that in the event of a change in Inuvo’s capital structure as result of a stock split, Inuvo’s board of directors has the discretion to either proportionately adjust the number of shares reserved for issuance under the plan in the same percentage as the split or retain the original number of shares. In December 2010, Inuvo effected a 1:10 reverse stock split of its common stock. Rather than retaining the number of shares reserved for issuance under the 2010 Equity Compensation Plan at the original level, at the time of the split the Inuvo board determined to adjust the number of shares subject to the 2010 Equity Compensation Plan in the same proportion as the reverse stock split thereby reducing the number of shares reserved for issuance under the 2010 Equity Compensation Plan to 700,000 shares. This amount was subsequently increased to 785,588 shares on January 1, 2011, as a result of the impact of the evergreen formula. At the time of the reverse stock split the Inuvo board could have availed itself of the provision of the 2010 Equity Compensation Plan which would have permitted it to retain the number of shares reserved at the original level. The Inuvo, board, however did not elect to take such action at that time as it believed that it was in the best interests of Inuvo’s stockholders to obtain stockholder approval for an increased number of shares.

At October 14, 2011, Inuvo has made awards of stock options and restricted stock grants for a total of 778,320 shares, leaving 7,268 shares of its common stock presently available for issuance under the 2010 Equity Compensation Plan. The board has also agreed to grant fully vested restricted stock units immediately prior to the closing of the merger to its executive officers, members of its board of directors and certain employees as follows, all of which will be based upon the fair market value of Inuvo’s common stock on the date of grant as follows:

•

$54,000 of restricted stock units to Messrs. Tuchman, Morgan, Balousek and Pope, the four independent members of Inuvo’s board of directors in satisfaction of accrued but unpaid compensation for board fees incurred in the ordinary course since February 2011;

•	$153,062 of restricted stock units to Mr. Howe in full satisfaction of accrued but unpaid cash compensation due him in connection with the voluntary deferral of his salary since February 2011;

•	$51,896 of restricted stock units to Mr. Ruiz in full satisfaction of accrued but unpaid cash compensation due him in connection with the voluntary deferral of his salary since February 2011;

•

$140,829 of restricted stock units to eight employees of Inuvo in full satisfaction of accrued but unpaid cash compensation due them in connection with the voluntary deferral of their salaries since February 2011;

•

$100,000 of restricted stock units, at the rate of $25,000 each, to each of Inuvo’s four independent directors as compensation for the additional time and effort expended by each of these directors in connection with the extensive review and evaluation of the merger;

•	$75,000 of restricted stock units to Mr. Howe as compensation for the additional time and effort expended by him in connection with the extensive review and evaluation of the merger;

•	$50,000 of restricted stock units to Mr. Ruiz as compensation for the additional time and effort expended by him in connection with the extensive review and evaluation of the merger; and

•

$75,000 of restricted stock units, at the rate of $15,000 each, to five of Inuvo’s employees as compensation for the additional time and effort expended by each of these employees in connection with the extensive review and evaluation of the merger.

Without this amendment, the number of shares currently available under the 2010 Equity Compensation Plan is not be sufficient to cover these expected grants.

The Inuvo board also expects that following the closing of the merger the new board of directors of Inuvo will likewise want the ability to continue to make grants under the 2010 Equity Compensation Plan to advance the interests of Inuvo by providing an incentive to attract, retain and motivate highly qualified and competent persons who are important to Inuvo and upon whose efforts and judgment the success of Inuvo will largely be dependent. As a result of the merger, Inuvo will be reconstituting its board and expanding its management and employees as described elsewhere in this joint proxy statement/prospectus. Without this amendment, there will not be any shares available under the 2010 Equity Compensation Plan to cover expected awards. Based upon its internal discussions and the recommendations of management, the Inuvo board of directors has concluded that a stock option plan with a total number of available shares equal to approximately 10% of the expected issued and outstanding shares of common stock of Inuvo, on a fully-diluted basis, following the closing the merger is an optimum size plan for the combined companies.

Based upon a fair market value of Inuvo’s common stock of $1.71 on October 14, 2011, as described above Inuvo will grant restricted stock units under the 2010 Equity Compensation Plan to purchase an aggregate of 453,322 shares of its common stock at the closing of the merger, assuming that this proposal to increase the number of shares available under the plan and proposals 1 and 2 are approved. Based upon those assumptions, that would leave 2,053,946 shares available for new grants which may be made under the 2010 Equity Compensation Plan following the closing of the merger. While no allocation has been made for new grants to be made under the 2010 Equity Compensation Plan, including to the new directors, management, employees or otherwise, Inuvo’s board believes this amount should be sufficient for Inuvo’s needs over the next two years.

However, as the number of shares which will ultimately be issued under the restricted stock grants to be made at closing as described earlier in this section will be dependent upon the fair market value of Inuvo’s common stock at the grant date, the number of expected available shares under the 2010 Equity Compensation Plan could be materially different.

If approved at the special meeting, the amendment to Inuvo’s 2010 Equity Compensation Plan will become effective immediately.

Approval of this proposal is a condition to the completion of the merger. If this proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

The Inuvo board of directors unanimously recommends that stockholders vote “FOR” the approval of the amendment to Inuvo’s 2010 Equity Compensation Plan.

INUVO PROPOSAL 4 — ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

If there are insufficient votes at the time of the special meeting to adopt any of the foregoing proposals, Inuvo intends to propose to adjourn the special meeting for a period of not more than 30 days for the purpose of soliciting additional proxies in favor of the forgoing proposals. Inuvo does not intend to propose adjournment or postponement at the special meeting if there are sufficient votes to adopt the foregoing proposals.

The Inuvo board of directors recommends unanimously that stockholders vote “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

THE VERTRO SPECIAL MEETING

Time, Date, and Place

The Vertro special meeting will be held at the Hyatt Regency Tampa, located at 211 North Tampa Street, Tampa, Florida 33602, on the 29th day of February, 2012, at 9:30 a.m., local time.

Matters to be Considered

The purpose of the Vertro special meeting is to:

•	vote on a proposal to adopt the merger agreement with Inuvo and approve the merger;

•	vote on a nonbinding advisory proposal to approve the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger; and

•

approve any motion to adjourn or postpone the Vertro special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Vertro special meeting to adopt the merger agreement and approve the merger.

At the special meeting, Vertro stockholders will also consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

Who Can Vote at the Special Meeting

You are entitled to vote your shares of Vertro common stock only if the records of Vertro show that you held your shares as of the close of business on January 27, 2012, the record date. As of the close of business on January 27, 2012, a total of 7,434,972 shares of Vertro common stock were outstanding. Each share of Vertro common stock has one vote.

Attending the Special Meeting

If you are a beneficial owner of Vertro common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from your broker, bank or other nominee are examples of proof of ownership. If you want to vote your shares of Vertro common stock held by a broker, bank or other nominee in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The Vertro special meeting will be held only if there is a quorum. A quorum exists if the holders of a majority of the shares of Vertro common stock outstanding and entitled to vote are present or represented at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

The holders of a majority of the shares of Vertro common stock outstanding and entitled to vote must vote in favor of the adoption of the merger agreement and the approval of the merger. Because adoption of the merger agreement and approval of the merger requires a majority of the shares of Vertro common stock outstanding and entitled to vote, abstentions and failures to vote on this proposal will have the same effect as votes against the proposal. If your shares are held by a broker, bank or other nominee, your broker, bank or other nominee will not be able to vote your shares on the proposal without instructions from you, resulting in broker non-votes, which will have the same effect as votes against the proposal.

The proposal to approve the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger is nonbinding and advisory, and thus no stockholder vote is required. The proposal will be approved if holders of a majority of the Vertro common stock, represented and entitled to vote at the Vertro special meeting, vote in favor of the proposal. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a vote “Against” the proposal. Broker non-votes are disregarded and will have no effect.

The holders of a majority of shares of Vertro common stock voting in person or by proxy at the special meeting must vote in favor of the proposal to adjourn or postpone the special meeting to solicit additional proxies if there are insufficient votes at the time of the Vertro special meeting to adopt the merger agreement and approve the merger.

At the close of business on the record date for the Vertro special meeting, the directors and executive officers of Vertro and their affiliates owned and were entitled to vote 440,044 shares of Vertro common stock or 5.9% of the Vertro common stock on that date. These shares do not include 59,600 shares of Vertro common stock underlying outstanding options to purchase Vertro common stock held by Vertro directors and executive officers on that date. All Vertro directors and executive officers and their affiliates intend to vote for (1) the proposal to adopt the merger agreement and approve the merger, (2) the proposal to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger, and (3) the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Vertro will appoint an inspector of election for the Vertro special meeting to tabulate affirmative and negative votes and abstentions.

Voting by Proxy

The board of directors of Vertro is sending you this joint proxy statement/prospectus for the purpose of requesting that you allow your shares of Vertro common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Vertro common stock represented at the special meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Vertro’s board of directors.

If any matters not described in this joint proxy statement/prospectus are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, your shares of Vertro common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. Vertro does not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the corporate secretary of Vertro in writing before your shares have been voted at the special meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

If your shares of Vertro common stock are held by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this joint proxy statement/prospectus.

Proxy Solicitation Costs

Vertro will pay the expenses of soliciting proxies from its stockholders to be voted at the Vertro special meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders.

Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Vertro and its agents also may solicit proxies by mail, telephone, facsimile, or in person. In addition, proxies may be solicited from Vertro stockholders by Vertro’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Vertro will request brokers, custodians, nominees and other record holders of Vertro common stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold Vertro common stock and to request authority for the exercise of proxies. In these cases, Vertro will, upon the request of the record holders, reimburse these holders for their reasonable expenses. Vertro has also retained Georgeson Inc., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Vertro special meeting. Any customary fees of Georgeson will be paid by Vertro. Vertro estimates that its proxy solicitor fees will be approximately $15,000.

Householding

If you and others who share your address own shares of Vertro common stock that are held by a broker, bank or other nominee, your broker, bank or other nominee may be sending only one joint proxy statement/prospectus to your address. This practice, known as “householding,” is designed to reduce printing and postage costs.

Appraisal Rights

Vertro stockholders are not entitled to exercise appraisal rights in connection with the merger.

VERTRO PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF

THE MERGER

As discussed in the this joint proxy statement/prospectus, Vertro is asking its stockholders to approve the proposal to adopt the merger agreement and approve the merger. Vertro stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. Additionally, please see the section entitled “The Merger Agreement” beginning on page 85 for additional information and a summary of the material terms of the merger agreement. You are urged to read the entire merger agreement included as Appendix A carefully before voting on this proposal.

The Vertro board of directors recommends unanimously that stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.

VERTRO PROPOSAL 2 — NONBINDING ADVISORY APPROVAL OF THE COMPENSATION BASED ON THE MERGER

Section 14A of the Exchange Act requires Vertro to include in this joint proxy statement/prospectus a nonbinding advisory vote on the compensation to be received by Vertro’s named executive officers that is based on or otherwise relates to the merger. The proposal, commonly known as a “say on parachute” proposal, gives Vertro stockholders the opportunity to express their views on compensation that will be paid to Vertro’s named executive officers if the merger is completed, as further described in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 73.

The vote on this proposal is a vote separate and apart from the vote for the adoption of the merger agreement and approval of the merger. Because the vote on this proposal is advisory, it will not be binding on Vertro regardless of whether the merger is approved. The compensation to be received by Vertro’s named executive officers if the merger is completed is contractual between Vertro and each of its named executive officers. Thus, regardless of the outcome of this advisory vote, such compensation will be payable if the merger is completed, subject only to any applicable contractual conditions.

The Vertro board of directors recommends unanimously that stockholders vote “FOR” the proposal to approve, on a nonbinding advisory basis, the compensation of Vertro’s named executive officers that is based on or otherwise relates to the merger.

VERTRO PROPOSAL 3 — ADJOURNMENT OR POSTPONEMENT OF THE

SPECIAL MEETING

If there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, Vertro intends to propose to adjourn or postpone the special meeting for a period of not more than 30 days for the purpose of soliciting additional proxies in favor of the merger agreement and the foregoing proposals. Vertro does not intend to propose adjournment or postponement at the special meeting if there are sufficient votes to adopt the merger agreement and approve the merger.

The Vertro board of directors recommends unanimously that stockholders vote “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

INUVO’S BUSINESS

Company Overview

Inuvo® is an Internet marketing/technology business with two segments:

•	performance marketing, and

•	web properties.

In 2011, management reorganized Inuvo’s operations along two these two new operating segments. Prior to 2011, Inuvo’s two operating segments were classified as exchange and direct segments.

The performance marketing segment designs, builds, implements, manages and sells the various technology platforms and services Inuvo offers. For the last 24 months, the performance marketing segment has executed on a technology strategy to consolidate the disparate platforms Inuvo acquired between 2002 and 2008, resulting in a single technology foundation which can serve the needs of advertiser and publisher clients within this segment. This foundation is referred to as the Inuvo Platform. The Inuvo Platform is an open, quality-controlled, lead generation marketplace designed to allow advertisers and publishers the ability to manage their consumer marketing transactions in an automated and transparent environment. In addition to the core Inuvo Platform for advertisers and publishers, Inuvo continues to sell several legacy platforms, services or directories within the performance marketing segment. Revenue is principally generated when a consumer clicks on links, fills out a lead form or purchases a product. In this segment, Inuvo must attract highly visited web publishers where competition for advertising space is driven primarily by the amount paid for each offer presented on each page viewed. Inuvo believes that greater transparency and alignment between advertisers and publishers, combined with sophisticated analytic technologies that predict fraud and target offers more effectively, will differentiate service providers in this marketplace.

The performance segment represented approximately 64.1% of Inuvo’s total net revenue for nine months ended September 30, 2011 and approximately 85.2% for the year ended December 31, 2010.

The web properties segment designs, builds and manages unique offers and/or websites that generate revenue principally from the sale of products, leads and/or advertising. The web properties segment manages owned and operated websites across verticals that include local search, product shopping comparison and pre/postnatal interests. The segment uses a number of online tactics designed to drive traffic to these owned and operated sites including search, affiliates, email and display marketing campaigns. In the future, Inuvo expects that a majority of such tactics will be deployed and/or tracked via the Inuvo Platform. Inuvo believes the cornerstone of its value proposition for advertisers is its ability to generate high converting and relevant leads at an attractive return on investment.

The web properties segment represented approximately 35.9% Inuvo’s total net revenue for the nine months ended September 30, 2011 and approximately 14.8% for the year ended December 31, 2010.

Competitive Analysis

Inuvo’s business experiences competitive pressure along the three principal categories of search syndication, affiliate marketing and direct competitors for each web property it owns and operates. Additionally, the complexity and maturity of online marketing has created an environment where niche providers, agencies, systems integrators, campaign management vendors and networks are all increasing their suite of offerings across marketing channels, as a means to better compete for total advertising dollars.

Within search, Inuvo’s competitors include LookSmart, InfoSpace, Google and Ask. Inuvo’s affiliate competitors include Commission Junction, Linkshare and DigitalRiver. A significant number of Inuvo’s competitors in each of these categories have greater name recognition and are better capitalized than Inuvo. Inuvo’s ability to remain competitive in its market segments depends upon its ability to be innovative and to efficiently provide unique solutions to its customers and vendors. There are no assurances Inuvo will be able to remain competitive in its markets in the future.

Sales and Marketing

Inuvo utilizes multiple sales and marketing strategies to drive business. On the sales side, it employs sales professionals whose job it is to build both advertiser and publisher relationships. On the marketing side, Inuvo uses marketing channels that include its website, email campaigns, social media, blogs, public relations, trade shows, seminars, conferences, partner programs and search to build awareness for the suite of products and services. The web properties segment uses search engine optimization and search engine marketing as well as affiliate marketing tactics and the Inuvo Platform to drive leads for the various offers Inuvo promotes.

Technology Platforms

Inuvo’s proprietary applications are constructed from established, readily available technologies. Some of the basic components its products come from leading software and hardware providers such as Oracle, Microsoft, Sun, Dell, EMC, and Cisco, while some components are constructed from leading open source software projects such as Apache Web Server, MySQL, Java, Perl, and Linux. By seeking to strike the proper balance between using commercially available software and open source software, Inuvo’s technology expenditures are directed toward maintaining its technology platforms while minimizing third-party technology supplier costs.

Inuvo builds high-performance, availability and reliability into its product offerings. Inuvo safeguards against the potential for service interruptions at its third-party technology vendors by engineering fail-safe controls into its critical components. Inuvo delivers its hosted solutions from facilities geographically disbursed throughout the United States. Inuvo applications are monitored 24 hours a day, 365 days a year by specialized monitoring systems that aggregate alarms to a human-staffed network operations center.

Inuvo’s software development costs are associated with the development of the Inuvo Platform and Inuvo’s owned and operated web sites. For the years ended December 31, 2010 and 2009, Inuvo capitalized approximately $600,000 in each year on costs associated with its development.

Principal Customers

Inuvo is not dependent upon revenues from any limited number of customers in Inuvo’s web properties segment. In its performance marketing segment, during the years ended December 31, 2010 and 2009 one customer represented approximately 80.3% and approximately 66.5%, respectively, of its net revenues, and this customer represented approximately 94.5% of its net revenues in this segment for the nine months ended September 30, 2011. The loss of this customer would have a material adverse effect on Inuvo’s business.

Intellectual Property Rights

Inuvo currently relies on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. Inuvo’s success depends on the protection of the proprietary aspects of its technology as well as its ability to operate without infringing on the proprietary rights of others. Inuvo also enters into proprietary information and confidentiality agreements with its employees, consultants and commercial partners and control access to, and distribution of, its software documentation and other proprietary information. Inuvo has registered the trademarks Inuvo®, ValidClick®, ValidClick AdExchange®, MyAp®, Second Bite®, Kowa!Bunga®, Zubican™, LocalXML™, Yellowise™ , Kolimbo®, Kidzadu®, Kowabunga®, Think Partnership®, Dreammates®, Dreammates the Web’s Favorite Meeting Place®, Relationship Exchange®, Single Me®, ExtraPayDay.com®, iKidsSafety™, and BargainMatch™ in the United States.

Inuvo currently has two pending U.S. patent applications. It has applied for U.S. patents on FeedPatrol, its click fraud technology that filters suspicious clicks in real-time, and Second Bite, a shopping cart abandonment sales recovery technology. Inuvo does not know if its current patent applications will result in a patent being issued within the scope of the claims it seeks, if at all, or whether any patents Inuvo may receive will be challenged or invalidated. Although patents are only one component of the protection of intellectual property rights, if Inuvo’s patent applications are denied, it may result in increased competition and the development of products substantially similar to Inuvo’s. In addition, it is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect Inuvo’s proprietary rights as fully as in the United States, and its competitors may independently develop technology similar to Inuvo’s. Inuvo will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of its technology that it believes constitute innovations providing significant competitive advantages.

In addition to www.inuvo.com, Inuvo owns multiple domain names that it may or may not operate in the future. However, as with phone numbers, Inuvo does not have, and cannot acquire, any property rights in an Internet address. The regulation of domain names in the United States and in other countries is also subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, Inuvo might not be able to maintain its domain names or obtain comparable domain names, which could harm its business.

Employees

As of October 24, 2011, Inuvo employed 24 full-time employees. None of these employees are covered by a collective bargaining agreement.

History of Inuvo

Inuvo was incorporated under the laws of the State of Nevada in October 1987 under the name North Star Petroleum, Inc. Inuvo was initially engaged in the exploration, development and production of oil and gas on a joint venture basis with other industry partners. In May 1990, Inuvo changed its name to Gemstar Enterprises, Inc. During 1990, it also acquired approximately 200 acres of real property located in Alexander County, North Carolina. Inuvo’s performance in both the oil and gas business and its investment in real estate did not generate sufficient revenue to result in profitable operations. These operations were disposed of in June 1991 and in April 1993. From 1993 until July 1997, Inuvo had no operations.

In July 1997, Inuvo closed two separate agreements and plan of reorganization to acquire Roli Ink Corporation (“RIC”) and Safe Environment Corp. in a reverse acquisition. The businesses and management of the two acquired corporations became Inuvo’s business and management. Under the terms of the agreements and plans of reorganization, Inuvo acquired all of the issued and outstanding shares of RIC and SECO and the shareholders of RIC and SECO acquired approximately 59.9% of Inuvo’s common stock. In November 2000, Inuvo sold substantially all of the assets of RIC to an unrelated third party and in August 2002 it sold the stock of SECO to an unrelated third party.

In March 2001, Inuvo acquired WorldMall.com which was reincorporated in North Carolina in June 2002 as WebSourced, Inc. and subsequently changed its name to MarketSmart Interactive, Inc. in January 2006. Thereafter, Inuvo entered into the following acquisitions:

•	In August 2004 it acquired 100% of the outstanding stock of WebCapades, Inc.;

•	In January 2005 it acquired 100% of the outstanding stock of the Market Smart Advertising, Inc. and its related companies through three mergers;

•	In February 2005 it acquired 100% of the stock of Personals Plus, Inc.;

•	In February 2005 it also acquired 100% of the stock of Ozona Online Network, Inc.;

•	In March 2005 it acquired 100% of the stock of KowaBunga! Marketing, Inc.;

•	In March 2005 MarketSmart Interactive, Inc. acquired the assets of Smart Interactive Ltd.;

•	In April 2005 it acquired 100% of the stock of PrimaryAds Inc.;

•	In July 2005, it acquired 100% of the stock of Real Estate School Online, Inc.;

•	In December 2005, it acquired 100% of the stock of Vintacom, Inc.;

•	In January 2006, it acquired 100% of the stock of Morex Marketing Group, LLC;

•	In April 2006, it acquired 100% of the stock of the Litmus Media, Inc.;

•	In April 2006, it also acquired 100% of the stock of Web Diversity Ltd.; and

•	In May 2006, it acquired 100% of the stock iLead Media, Inc.

Effective July 30, 2009, Inuvo changed its corporate name to Inuvo, Inc.

In 2009, Inuvo’s management reassessed the array of businesses that had been acquired in the preceding years and developed a strategy to focus on two core businesses: the exchange segment and the direct segment. Effective with the beginning of fiscal 2011, Inuvo now operates two business segments: performance marketing and web properties. Throughout 2009 and 2010, 11 businesses were either sold or retired.

The following is a summary of the significant business units currently or historically included in Inuvo’s discontinued operations:

•

In February 2009, Inuvo sold its subsidiaries Cherish, Inc. (“Cherish”) and Vintacom, Inc. (“Vintacom”) for an aggregate purchase price of $750,000 and a potential one-time earn out payment based on 2009 annual net subscription revenue from the divested business. Under the terms and conditions of this earn out, Inuvo was entitled to receive a payment in 2010 equal to 50% of all net subscription revenue generated by the divested business in the 2009 calendar year that is above $2.0 million. The cash proceeds of the sale were used to partially offset the term note with Inuvo’s principal lender. Based upon the 2009 net subscription revenue, Inuvo did not receive an earn out from this divestiture. In the fourth quarter of 2009, Inuvo discontinued the operations of Vintacom.

•

In March 2010, due to market and strategic reasons, Inuvo determined to exit the negative-option marketing programs which became part of its then direct segment following the iLead Media, Inc. acquisition in 2006. In doing so, in 2009 Inuvo impaired approximately $850,000 of intangible assets and goodwill related to this business.

•

In September 2010, Inuvo sold the assets of its subsidiary Market Smart Advertising, Inc. (“MSA”) and its related companies for an aggregate purchase price of $766,636. During the second quarter of 2008, Inuvo made a decision to divest its MSA operations and accounted for its operations as discontinued. Under the terms of the agreement, the purchaser also assumed certain liabilities related to the purchased assets. To ensure orderly transition of the business, Inuvo agreed to provide the purchaser with hosting services at no cost for 90 days following the closing. All the proceeds received from the sale of MSA were used to reduce Inuvo’s term note with its principal lender. Additionally, Inuvo reported a non-cash charge loss on the sale of MSA of approximately $1.5 million for the year ended December 31, 2010, in discontinued operations.

•

In December 2010, Inuvo sold the assets of its Real Estate School Online, Inc. (“RESO”) subsidiary for an aggregate purchase price of 750,000. To ensure an orderly transition of the business, Inuvo provided transitional services until April 15, 2011. All the proceeds from the sale were used to reduce a term note with Inuvo’s principal lender. Inuvo reported a gain on the sale of RESO in discontinued operations of approximately $500,000.

Properties

Inuvo’s principal executive offices are located in approximately 31,600 square feet of leased space in Clearwater, Florida. The offices house its administration, marketing, product development and service personnel. Under the terms of this lease which expires in September 2015, Inuvo’s rental expense in 2010 was $797,000, which increased to approximately $823,000 in fiscal 2011. In 2010, approximately 15,000 square feet of this office space was subleased to an unrelated third party for a term of three years for approximately $240,000 annually. This sublease was terminated in June 2011.

Legal Proceedings

From time to time Inuvo may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, Inuvo is currently involved in the following litigation which is not incidental to its business:

Beth Tarczynski v. Inuvo, Inc. d/b/a Blog Tool Kit, Home Biz Ventures, LLC, and John Doe Defendants; Case No. 11-5111-CI-7, in the Circuit Court for the Sixth Judicial Circuit of Florida. On June 10, 2011, a putative class action complaint was filed alleging violations of the Florida statute prohibiting misleading advertisements, violation of Florida’s Deceptive and Unfair Trade Practices Act, fraud in the inducement, conspiracy to commit fraud, restitution/unjust enrichment, and breach of contract. The plaintiffs are seeking certification of a statewide class and unspecified damages. Initial discovery has begun and Inuvo is vigorously defending the action.

Express Revenue, Inc. v. Inuvo, Inc.; Case No. 10-44118-13, in the Circuit Court for the Seventeenth Judicial Circuit of Florida. On November 4, 2010, the plaintiff filed this lawsuit alleging breach of oral contract, and violation of Florida Statute §68.065, among other claims, and seeking approximately $30,000 for allegedly unpaid commissions dating back to 2009. This matter is in its initial stages and Inuvo is defending the claim.

ICR, LLC v. Inuvo, Inc.; Case No. 2010-10920-CI, in the Circuit Court for the Sixth Judicial Circuit of Florida. On July 19, 2010, the plaintiff filed this lawsuit claiming breach of contract and unjust enrichment. As a result of a procedural error, Inuvo did not respond to the complaint and the plaintiff obtained entry of a default judgment on January 13, 2011 for $22,643.57. Inuvo has filed a Verified Motion to Set Aside Default Judgment, which will be heard by the Court and may or may not be granted.

State of Florida civil investigation re Inuvo, Inc. formerly d/b/a iLead Media, LLC d/b/a Home Biz Ventures, LLC, Case No. L09-3-1186. The State of Florida Attorney General’s office served a subpoena for documents on November 23, 2009, relating to the negative-option marketing business of former Inuvo subsidiary iLead Media, LLC. Inuvo responded to the subpoena and has continued to engage in informational exchanges with the Attorney General’s office.

Corporate Square, LLC v. Think Partnership, Inc., Scott Mitchell, and Kristine Mitchell; Case No. 08-019230-CI-11, in the Circuit Court for the Sixth Judicial Circuit of Florida. This complaint, filed on December 17, 2008, involves a claim by a former commercial landlord for alleged improper removal of a electric generator and for unpaid electricity expenses, amounting to approximately $60,000. The litigation has not been actively prosecuted, but the plaintiff recently served discovery requests seeking additional information. Inuvo is actively defending this action, and the co-defendants’ separate counsel is likewise defending the claim against the co-defendants.

Microchannel Technologies Ltd. v. Think Partnership, Inc.; Case No. 08-08287-CI-20, in the Circuit Court for the Sixth Judicial Circuit of Florida. This action, instituted in 2008, involves a claim for unpaid license fees by a UK publisher against Inuvo’s former UK subsidiary, Web Diversity Limited. The plaintiff is seeking approximately $35,000 in this action. Limited discovery has been conducted, and Inuvo is defending the claim.

Hypertouch, Inc. v. ValueClick, Inc., E-Babylon, Inc., Hi-Speed Media, Inc., VC E-Commerce Solutions, Inc. Webclients, Inc. and Primary Ads, Inc., Case No. LC081000, in the Los Angeles Superior Court. On April 8, 2008, Hypertouch, Inc. filed an action against Inuvo and various other defendants in the same industry. The plaintiff is seeking recovery for purported violations of the California anti-“spam” statute and the California unfair competition statute, alleging that Inuvo sent 4,000 “spam” e-mails. The plaintiff is seeking $1,000 per “spam” email. After summary judgment was entered against the plaintiff, the plaintiff appealed and obtained a partial reversal; however, the appeals court upheld the portion of the order limiting plaintiff’s potential recovery to a set of 34 “spam” e-mails. Mandatory mediation is scheduled for February 2012 and a trial date is set for April 2012. Inuvo is vigorously defending this matter.

Oltean, et al. v. Think Partnership, Inc.; Edmonton, Alberta CA. On March 6, 2008, Kelly Oltean, Mike Baldock and Terry Schultz, former employees, filed a breach of employment claim against Inuvo in The Court of Queen’s Bench of Alberta, Judicial District of Edmonton, Canada, claiming damages for wrongful dismissal in the amount of $200,000 for each of Kelly Oltean and Terry Schultz and $187,500 for Mike Baldock. On March 6, 2008, the same three plaintiffs filed a similar statement of claim against Vintacom Acquisition Company, ULC, a subsidiary of Inuvo, again for wrongful dismissal and claiming the same damages. In October 2009, the two actions were consolidated. The case is in the discovery stage and Inuvo is vigorously defending the matter.

Litigation Relating to the Merger. On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against Vertro, its directors, Inuvo, and Merger Sub on behalf of a putative class of similarly situated investors, referred to as the New York Action. Two other complaints, also purportedly brought on behalf of the same class of investors, were filed on November 3 and 10, 2011, against these same defendants in the Delaware Chancery Court. The two Delaware cases were consolidated on November 29, 2011, referred to as the Delaware Action. The plaintiffs in the New York and Delaware Actions allege that Vertro’s board of directors breached their fiduciary duties regarding the merger and that Vertro, Inuvo, and Merger Sub aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the merger be enjoined and seek other unspecified monetary relief.

On December 6, 2011, the plaintiffs in the Delaware Action filed a motion requesting expedited proceedings. The Delaware Chancery Court denied plaintiffs’ motion on December 21, 2011. The defendants in the Delaware Action moved to dismiss the plaintiffs’ complaint on December 15, 2011 and January 3, 2012 and the Delaware Court entered a schedule for the submission of further briefs on these motions on January 6, 2012. On December 30, 2011, the plaintiff in the New York Action moved for expedited discovery and proceedings. The defendants opposed this motion on January 11, 2012. The defendants in the New York Action also moved to dismiss the plaintiff’s complaint on December 16, 2011 and the parties to that case are currently in the processing of briefing the defendants’ motions to dismiss.

Scott Mitchell v. Inuvo. As previously disclosed, Inuvo was notified by the counsel of Mr. Scott Mitchell, its former chief executive officer and member of its board of directors, that he was claiming indemnification of the legal costs not reimbursed by insurance which were incurred by him to defend himself during an investigation made by the Securities and Exchange Commission. In January 2012 Inuvo was named as a defendant in an action styled Scott Mitchell versus Inuvo, Inc.,f/k/a Think Partnership Inc. and Kowabunga! Inc., Does I-X, Case No. A-11-653956-C in the District Court, Clark County, Nevada. The complaint is related to Inuvo’s alleged failure to fully indemnify Mr. Mitchell, pursuant to the terms of an indemnification agreement entered into in connection with his employment agreement, for attorneys’ fees and costs incurred by him related to an investigation of insider trading brought against Mr. Mitchell by the Securities and Exchange Commission. The complaint alleges that Mr. Mitchell has subsequently received correspondence from the staff of the Securities and Exchange Commission that the Commission does not intend to make any recommendation for an enforcement action against him. Under the terms of Inuvo’s directors and officers liability policy, its insurer has already paid approximately $588,000 of attorneys’ fees and costs to Mr. Mitchell’s counsel. Mr. Mitchell is seeking an additional approximately $265,000 of fees and costs which he owes to his counsel. The complaint alleges breach of contract/indemnity agreement, breach of implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, and failure to indemnify pursuant to Inuvo’s bylaws and the Nevada statutes. The complaint seeks a judgment against Inuvo for actual, consequential and special damages in excess of $10,000, advances of fees, costs and expenses, punitive damages, attorney’s fees and costs, pre and post-judgment interest and a determination of his rights with respect to the indemnification agreement, Inuvo’s bylaws and the Nevada statutes. Given the amount of recovered funds received by Mr. Mitchell, and the position of Inuvo’s insurer that any reimbursement beyond what has already been paid is unwarranted, Inuvo intends to defend this lawsuit on the basis of the scope of the applicable indemnification and the reasonableness of the fees demanded.

Transfer Agent

Inuvo’s transfer agent is Colonial Stock Transfer Co., Inc. which is located at 66 Exchange Place, Salt Lake City, Utah 84111-2713. The telephone number is (801) 355-5740, and its website is www.colonialstock.com.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Inuvo appointed Mayer Hoffman McCann P.C. as its independent registered public accounting firm on November 5, 2010, following the receipt of notification that the shareholders of Kirkland, Russ, Murphy & Tapp, P.A., Inuvo’s then independent registered public accounting firm, had became shareholders of Mayer Hoffman McCann P.C. pursuant to an asset purchase agreement effective November 1, 2010. The appointment of Mayer Hoffman McCann P.C. was approved by the audit committee of Inuvo’s board of directors.

During Inuvo’s two most recent fiscal years ended December 31, 2009, and through November 9, 2010, the date it filed the Current Report on Form 8-K disclosing the change in auditors, Inuvo did not consult with Mayer Hoffman McCann P.C. regarding any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Kirkland, Russ, Murphy & Tapp, P.A had served as Inuvo’s independent registered public accounting firm since July 14, 2009, and issued its audit report on Inuvo’s consolidated financial statements as of and for the year ended December 31, 2009. The audit report of Kirkland, Russ, Murphy & Tapp, P.A on Inuvo’s consolidated financial statements as of, and for the year ended December 31, 2009, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified, or modified, as to uncertainty, audit scope or accounting principles.

In connection with the audit of Inuvo’s consolidated financial statements for the fiscal year ended December 31, 2009, and through the date of the aforementioned Current Report on Form 8-K, there were (i) no disagreements between Inuvo and Kirkland, Russ, Murphy & Tapp, P.A on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Kirkland, Russ, Murphy & Tapp, P.A, would have caused Kirkland, Russ, Murphy & Tapp, P.A to make reference to the subject matter of the disagreement in their report on Inuvo’s consolidated financial statements for such year, or for any reporting period, since its last fiscal year end and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

INUVO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Inuvo™, Inc. and subsidiaries is an Internet marketing/technology business with two segments:

•	performance marketing, and

•	web properties.

In 2011, management reorganized its operations along two new operating segments — performance marketing and web properties. Prior to 2011, Inuvo’s segments were classified as exchange and direct segments.

The performance marketing segment designs, builds, implements, manages and sells the various technology platforms and services Inuvo offers. For the last 24 months, the performance marketing segment has executed on a technology strategy to consolidate the disparate platforms Inuvo acquired between 2002 and 2008, resulting in a single technology foundation which can serve the needs of advertiser and publisher clients within this segment. This foundation is referred to as the Inuvo Platform. The Inuvo Platform is an open, quality-controlled, lead generation marketplace designed to allow advertisers and publishers the ability to manage their consumer marketing transactions in an automated and transparent environment. In addition to the core Inuvo Platform for advertisers and publishers, Inuvo continues to sell several legacy platforms, services or directories within the performance marketing segment. Revenue is principally generated when a consumer clicks on links, fills out a lead form or purchases a product. In this segment, Inuvo must attract highly visited web publishers where competition for advertising space is driven primarily by the amount paid for each offer presented on each page viewed. Inuvo believes that greater transparency and alignment between advertisers and publishers, combined with sophisticated analytic technologies that predict fraud and target offers more effectively, will differentiate service providers in this marketplace.

The web properties segment designs, builds and manages unique offers and/or websites that generate revenue principally from the sale of products, leads and/or advertising. The web properties segment manages owned and operated websites across verticals that include local search, product shopping comparison and pre/post natal interests. The segment uses a number of online tactics designed to drive traffic to these owned and operated sites including search, affiliates, email and display marketing campaigns. In the future, Inuvo expects that a majority of such tactics will be deployed and/or tracked via the Inuvo Platform. In October 2009, Inuvo brought to market the Inuvo Platform. Within this solution, advertisers create and manage advertising campaigns, web publishers better monetize their available advertising inventory, and strategic partners and web developers have the ability to customize implementations through an application-programming interface (“API”). Inuvo believes a very important by-product of the its business is the information produced both on the advertiser side, where it analyzes what kind of products convert, and on the publisher side, where it analyzes what kind of websites consumers have interests in. This business intelligence allows for improved detection of fraudulent transactions and higher advertising response rates.

As described later in this section, beginning in the fourth quarter of 2010, Inuvo experienced a reduction in search marketing revenue resulting from its migration to the recently launched Yahoo!-Bing platform. While Inuvo has made adjustments to adapt to this new marketplace, it continued to experience volatility in volumes and revenue through the third quarter of 2011. As a result, its operations and liquidity have been adversely impacted. Inuvo is unable to ascertain at this time whether the volatility will continue for the remainder of 2011 and into 2012.

NYSE Amex

On May 9, 2011 Inuvo received notice from the NYSE Amex that it was below certain of the exchange’s continued listing standards due to stockholders’ equity of less than $4.0 million and losses from continuing operations and/or net losses in three of its four most recent fiscal years as set forth in Section 1003(a)(ii) of the exchange’s company guide. The exchange accepted Inuvo’s plan to regain compliance with the continued listing standards, and the key points were:

•	Raise up to $4.0 million of equity over the remainder of 2011;

•	Launch three new marketing initiatives that it believes will create positive earnings and cash flow; and

•	Maintain a cost reduction program that began in late 2010.

On June 20, 2011, Inuvo executed the first part of the plan by raising $2.7 million in equity. Another key component of the plan was the launching of three new marketing initiatives that it believes will enhance revenues and income in the next 12 months.

In the third quarter of 2011, Inuvo launched BargainMatch and Kowabunga. BargainMatch, an owned and operated website in the web properties segment, is Inuvo’s comparative shopping site that rewards consumer loyalty by providing cashback on the purchase of products. BargainMatch has an extensive panel of retailers that offer cash incentives for purchases across a large list of SKUs. Retailers determine how much they will pay for a customer purchase. Inuvo takes a share of the transaction and set aside the cashback portion for customers. Inuvo has white-labeled the BargainMatch service for use by other online websites interested in building loyalty from their visitors while simultaneously driving additional revenue. Inuvo’s customers for the white-labeled service promote their version of the site to their constituents. Inuvo manages/hosts the solution and shares revenue from sponsored ads and the commission on product sales.

Kowabunga is a daily deal program. Inuvo has access to millions of consumers through its search marketing operations that are potential customers for a local deal of the day. Inuvo is partnering with a national direct marketer, which currently markets offers from hundreds of thousands of merchants in rural America. It developed the infrastructure to present daily local offers from the inventory of its partner to the consumers from its platform.

The third new initiative was Kidzadu. Within Inuvo’s owned and operated sites and other sources, Inuvo acquires more than 200,000 pre-natal name leads per month. With Kidzadu™, Inuvo created a model to identify attractive prospects from its inventory of leads. Kidzadu was launched in the second quarter of 2011. However, the initial consumer acceptance of the model was lower than expected. As a result of the disappointing initial results, as well as difficulties fully integrating the finance partner’s services, in the third quarter of 2011 Inuvo delayed any further efforts on this initiative. As a result of the delay of this initiative, during the third quarter of 2011 Inuvo wrote off approximately $78,000 of capitalized development costs associated with its Kidzadu operations due to its indefinite delay in launching this business line.

While at June 30, 2011, Inuvo’s stockholders’ equity exceeded the minimum $4.0 million required by the exchange for the continued listing of its common stock, losses in the third quarter of 2011 have reduced the amount below the required minimum.

Telemarketing

On May 31, 2011, Inuvo notified its outsourced telemarketing company that it was exercising its right to terminate the master services agreement between the parties without cause. Pursuant to the terms of the master services agreement, Inuvo was required to pay a one-time payment of $340,000 that was made in June 2011. Pursuant to this termination Inuvo wrote off a note receivable for approximately $101,000 related to the sale of property and equipment.

Recent Development

In December 2011 Yahoo! provided preliminary notice that it had identified certain traffic irregularities across its publisher network, to which Inuvo is a contributor. While this irregular traffic did not originate within the Inuvo network, it passed through some websites the company manages. The maximum potential impact to

Inuvo as a result of Yahoo! advertiser refunds is estimated to be $1.4 million. Inuvo believes it has located and terminated the sources of the traffic irregularities, and where appropriate, is withholding payments to vendors, charging back payments to vendors, reviewing contractual obligations to publishers and exploring insurance coverage. As of December 31, 2011, Inuvo withheld payments to vendors and publishers or charged back approximately $1.2 million pending final resolution with Yahoo!. The estimated impact on net income/loss and cash flow in the fourth quarter is estimated to be approximately $250,000.

Since December 2011, Inuvo has had a number of discussions with Yahoo! related to the nature of the irregularity, the actual amount, the cause(s), the manner in which refunds will be provided to Yahoo! advertisers and the manner in which Inuvo will compensate Yahoo!. Though Inuvo does not expect a resolution of these discussions until February 2012, it does expect that a refund to Yahoo! will be made over a period of time in 2012, estimated to be between three and six months.

Inuvo has reduced traffic to some websites it manages while it restarts various campaigns that were put on hold when the preliminary notice from Yahoo! was received. This reduction will result in lower search revenues within the first quarter of 2012, which Inuvo expects will improve thereafter as campaigns are relaunched and traffic sources are optimized. Inuvo also expects that price per click’s could potentially rise as a result of the elimination of this irregular traffic as overall quality across the network rises.

Results of Operations

Following is a discussion of Inuvo’s results of operations for the three and nine months ended September 30, 2011, and the years ended December 31, 2010 and 2009. In 2011, management reorganized Inuvo’s operations along these two new operating segments. Prior to 2011, Inuvo’s operations were organized into its exchange and direct segments. In 2010 and 2009, Inuvo’s operations were organized and managed under two different segments — exchange and direct.

Some of the statements in this discussion constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology. This discussion includes, among others, statements regarding Inuvo’s revenue, primary operating costs and expenses; capital expenditures, products and technologies; and sufficiency of existing cash to meet operating requirements.

These statements involve known and unknown risks, uncertainties, and other factors that may cause Inuvo’s or Inuvo’s industry’s future results, levels of activity, performance, or achievements to be materially different from any results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed in on page 24 of this joint proxy statement/prospectus. Although Inuvo believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, events, levels of activity, performance, or achievements. Inuvo does not assume responsibility for the accuracy and completeness of the forward-looking statements. Inuvo does not intend to update any of the forward-looking statements after this joint proxy statement/prospectus to conform them to actual results.

Three and Nine Months ended September 30, 2011 and 2010

The following table sets forth selected information concerning Inuvo’s results of operations for the three months ended September 30, 2011 and 2010 (unaudited and in thousands):

	2011	% of Revenue	2010	% of Revenue
Net revenues	$8,203	100.0%	$14,270	100.0%
Cost of revenue	4,636	56.5	8,454	59.2

Gross profit	3,567	43.5	5,816	40.8
Total operating expenses	4,803	58.6	6,016	42.2

Operating loss	(1,236)	(15.1)	(200)	(1.4)
Other expenses	(131)	(1.6)	(122)	(0.9)

Net loss from continuing operations	(1,367)	(16.7)	(322)	(2.3)
Discontinued operations	—	—	(1,910)	(13.4)

Net loss	$(1,367)	(16.7)%	$(2,232)	(15.7)%

Net revenues decreased 42.5% from the third quarter of 2010 to the third quarter of 2011. Though gross profit decreased 38.7% in the third quarter of 2011 when compared to the third quarter of 2010, gross margins increased nearly 3 percentage points due to revenue mix between its performance marketing and web properties segments. In the three months ended September 30, 2011, Inuvo’s operating expenses decreased by approximately 20% over the same period in 2010 due primarily to a decrease in compensation and telemarketing costs of approximately $1.0 million and a decrease in selling, general and administrative expenses (“SG&A”) of approximately $422,000 both of which were partially offset by an increase in search costs of approximately $300,000.

Inuvo’s net loss from continuing operations for the three months ended September 30, 2011 increased by approximately $1.0 million from the same period in 2010 due to lower gross profit that did not offset the lower operating expense.

The following table sets forth selected information concerning its results of operations for the nine months ended September 30, 2011 and 2010 (unaudited and in thousands):

	2011	% of Revenue	2010	% of Revenue
Net revenues	$29,209	100.0%	$34,974	100.0%
Cost of revenue	16,106	55.1	21,399	61.2

Gross profit	13,103	44.9	13,575	38.8
Total operating expenses	17,136	58.7	16,576	47.4

Operating loss	(4,033)	(13.8)	(3,001)	(8.6)
Other expenses	(816)	(2.8)	(433)	(1.2)

Net loss from continuing operations	(4,849)	(16.6)	(3,434)	(9.8)
Discontinued operations	257	0.9	(890)	(2.6)

Net loss	$(4,592)	(15.7)%	$(4,324)	(12.4)%

Net revenues decreased 16.5% for the nine months ended September 30, 2011 compared to the same period of 2010. This decline in revenue is due to the exiting of the telemarketing business and the decrease in revenue in Inuvo’s search revenue due to the volatility from the Yahoo-Bing migration. Gross profit decreased by 3.5% in 2011 when compared to 2010, while its gross margins increased over 6 percentage points. The decrease in gross profit was due to the exiting of the telemarketing business and the impact of the Yahoo-Bing migration. The increase in gross margin was due to an increase in revenues from its web properties segment largely driven by more traffic through Inuvo’s owned and operated websites that historically have higher gross margins. In the nine months ended September 30, 2011, Inuvo’s operating expenses increased by approximately $560,000 over the same period in 2010 due primarily to an increase in search spend of approximately $3.7 million partially offset by decreases in compensation, telemarketing fees and other SG&A expenses as management continues to manage these costs. Search spend is the purchase of key words and phrases from search engine operators that attracts web browsers to a website. Inuvo uses search spend advertising to drive web browsers to its owned and operated websites in order to increase revenue.

Inuvo’s net loss from continuing operations for the nine months ended September 30, 2011 increased by approximately $1.4 million from the same period in 2010 due to higher operating expenses driven primarily by a one-time contract cancelation fee of $340,000 with its outsourced telemarketing company as described above and higher search costs driving traffic to its owned and operated websites.

Net Revenue

Total net revenue from Inuvo’s performance marketing and web properties segments for the three months ended September 30, 2011 and 2010 were as follows (unaudited and in thousands):

	Three Months Ended September 30,
	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Performance marketing	5,349	65.2%	10,631	74.5%	(5,282)	(49.7)%
Web properties	2,854	34.8%	3,639	25.5%	(785)	(21.6)%

Total net revenue	8,203	100.0%	14,270	100.0%	(6,067)	(42.5)%

Net revenue in 2011 from Inuvo’s performance marketing segment decreased 49.7% for the three months ended September 30, 2011 compared to the same period of 2010 primarily due to the decrease in the number of transactions driven through third party affiliates. Inuvo serves hundreds of thousands of individual advertisers within the business. Access to those advertisers comes principally through its relationship with a top three search engine. For the third quarter of 2011, 94.3% of its net revenue in the performance marketing segment was attributable to this relationship as compared to 93.7% for the same period in 2010.

The decrease in net revenue from Inuvo’s web properties segment of 21.6% for the three months ended September 30, 2011 compared to the same period of 2010 was primarily due to the decrease in revenue from BabytoBee partially offset by increases in revenue from Inuvo’s owned and operated websites. This revenue is directly attributable to the same top three search engine and comprises 78.9% and 54.4% of the revenue in the web properties segment in the third quarter of 2010 and 2011, respectively. Net revenue in the three months ended September 30, 2011 from Inuvo’s BabytoBee business was approximately $603,000 as compared to approximately $1.7 million for the same period in 2010. The decrease was due primarily to a decline in revenue generated from telesales which it discontinued in the second quarter of 2011 with the termination of the outsourced telemarketing company.

As previously disclosed, since outsourcing the telesales operations in August 2010, Inuvo did not profitably operate and grow the business. In the second quarter of 2011, it decided to terminate the outsourcing agreement and no longer generate revenue and leads through the telesales process. Inuvo expects revenue from lead generation to decrease $150,000 per quarter, but expect operating results to improve by approximately $600,000 per quarter going forward as a result of the decreased telesales and related expenditures and the cancellation of the sub-lease agreement.

Total net revenue from its performance marketing and web properties segments for the nine months ended September 30, 2011 and 2010 were as follows (unaudited and in thousands):

	Nine Months Ended September 30,
	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Performance marketing	18,724	64.1%	26,018	74.4%	(7,294)	(28.0)%
Web properties	10,485	35.9%	8,956	25.6%	1,529	17.1%

Total net revenue	29,209	100.0%	34,974	100.0%	(5,765)	(16.5)%

Net revenue for the nine months ended September 30, 2011 from Inuvo’s performance marketing segment decreased 28.0% over the same period of 2010 primarily due to the number of transactions driven through third party affiliates. For the nine months ended September 30, 2011, 94.5% of Inuvo’s net revenue in the performance marketing segment was attributable to its relationship with a top three tier search engine as compared to 93.4% for the same period in 2010.

The increase in net revenue from Inuvo’s web properties segment of 17.1% for the nine months ended September 30, 2011 compared to the same period in 2010 was primarily due to the increased traffic to its owned and operated websites. This revenue is directly attributable to the same top three search engine noted above and comprises 72.2% and 39.7% of the revenue in the web properties segment in 2011 and 2010, respectively. Net revenue from its BabytoBee business was approximately $2.9 million for the nine months ended September 30, 2011 as compared to approximately $5.4 million for the same period in 2010. The increase was due primarily to a decline in revenue generated from telesales that was offset by the increase in search revenue noted above.

Inuvo believes that the revenue trends described above for the segments will continue as it focuses its marketing to its owned and operated websites.

Cost of Revenue and Gross Profit

Cost of revenue as a percentage of revenue is as follows for the periods given (unaudited):

	Three Months Ended September 30,
	2011 % of Revenue	2010 % of Revenue	% Change
Affiliate expenses	47.8%	55.1%	(7.3)%
Data acquisition	8.1%	4.0%	4.1%
Merchant processing fees and product costs	0.6%	0.1%	0.5%

Total cost of revenue	56.5%	59.2%	(2.7)%

	Nine Months Ended September 30,
	2011 % of Revenue	2010 % of Revenue	% Change
Affiliate expenses	48.2%	56.0%	(7.8)%
Data acquisition	6.4%	5.0%	1.4%
Merchant processing fees and product costs	0.5%	0.2%	0.3%

Total cost of revenue	55.1%	61.2%	(6.1)%

The lower affiliate payments as a percentage of revenue for the three and nine months ended September 30, 2011 compared to the same period in 2010 is due to Inuvo’s success in driving more traffic to owned and operated websites within its web properties segment as opposed to third-party sites. It anticipates that these costs will continue to decrease as a percentage of revenue as it continues to focus on driving traffic to its owned and operated websites.

The increase in data acquisition costs both in real dollars and as a percentage of revenue for the three and nine months ended September 30, 2011 as compared to the same period of 2010 is due primarily to the lower overall revenue as noted above coupled with the increase in prenatal name spend during the first three months of 2011 which resulted in higher data acquisition costs being amortized for the remainder of 2011. Inuvo believes these costs will increase for the next three months and decline during the first three months of 2012.

Consistent with the changes in its net revenues and cost of revenues described above, Inuvo’s gross margin increased to approximately 45% during the quarter ended September 30, 2011 from approximately 38.8% in the same period of 2010 and to 44.9% in the nine months ended September 30, 2011 from 38.8% for the same period in 2010. This increase in margin is due primarily to higher revenue in its owned and operated websites which have higher margins due to the fact that revenue is driven through search costs which is included in SG&A. Overall, gross profit decreased approximately $2.2 million, or 38.7%, in the three months ended September 30, 2011 compared to the same period of 2010 due to lower revenue noted above. Gross profit decreased $472,000 in the nine months ended September 30, 2011 from the same period in 2010. Inuvo expects this rate of gross margin to continue for the remainder of 2011.

The following table provides information on gross profit by operating segment for each of the periods presented (unaudited and in thousands):

	Three Months Ended September 30,
	2011 ($)	% of Gross Profit	2010 ($)	% of Gross Profit	$ Change	% Change
Performance marketing	1,422	39.9%	2,743	47.2%	(1,321)	(48.2)%
Web properties	2,145	60.1%	3,073	52.8%	(928)	(30.2)%

Total gross profit	3,567	100.0%	5,816	100.0%	(2,249)	(38.7)%

	Nine Months Ended September 30,
	2011 ($)	% of Gross Profit	2010 ($)	% of Gross Profit	$ Change	% Change
Performance marketing	4,611	35.2%	6,388	47.0%	(1,777)	(27.8)%
Web properties	8,492	64.8%	7,187	53.0%	1,305	18.2%

Total gross profit	13,103	100.0%	13,575	100.0%	(472)	(3.5)%

Gross profit in Inuvo’s performance marketing segment decreased for the three months and nine months ended September 30, 2011 compared to the same periods of 2010 primarily as the result of decreased revenues from its search due to the volatility experienced since the Yahoo-Bing merger in late 2010. For the three months ended September 30, 2011 and 2010, gross margin in the performance marketing segment was approximately 26.6% and 25.8%, respectively. This increase in the gross margin in the performance marketing segment is due to the fact that the search revenue, with historically lower gross margins, decreased in the three months ended September 30, 2011 relative to the total gross profit as compared to the same period in 2010. For the nine months ended September 30, 2011 and 2010, gross margin in the performance marketing segment was approximately 24.6% for both periods.

The decrease in gross profit in the web properties segment for the three months ended September 30, 2011 compared to the same period of 2010 is primarily attributable to a decrease in lead revenue from the Babytobee website caused by Inuvo’s exiting of telesales activity noted above. This decrease was partially offset by an increase in search revenue generated from driving activity through its owned and operated web sites. Gross margin in its web properties segment for 2011 and 2010 was approximately 75.2% and 84.4%, respectively. The decrease in margin in the web properties segment in the 2011 period is due to the increased prenatal data acquisition costs relative to the BabytoBee revenue in 2011 compared to 2010. The increase in gross profit in its web properties segment during the nine months ended September 30, 2011 compared to the same period of 2010 is primarily attributed to an increase in search spend driving additional revenue to Inuvo’s owned operated websites partially offset by the decrease in lead revenue from the BabytoBee website. Gross margin in Inuvo’s web properties segment for 2011 and 2010 was approximately 81.0% and 80.2%, respectively. Inuvo anticipates that these costs will remain relatively high until the first quarter of 2012.

Operating Expenses

Operating expenses for the three months ended September 30, 2011 and 2010 were as follows (unaudited and in thousands):

	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Search costs	1,959	23.9%	1,705	11.9%	254	14.9%
Compensation and telemarketing	1,481	18.1%	2,526	17.7%	(1,045)	(41.4)%
Selling, general and administrative	1,363	16.6%	1,785	12.6%	(422)	(23.6)%

Total operating expenses	4,803	58.6%	6,016	42.2%	(1,213)	(20.2)%

The increase in search costs is a result of Inuvo’s strategic initiative to drive revenue-generating traffic to its owned and operated web sites as noted above. Inuvo believes that search costs will stay at or below current levels for the remainder of 2011 while it adjusts to the Yahoo!-Bing marketplace.

The decrease in compensation and telemarketing costs for the three months ended September 30, 2011 compared to the same period of 2010 is primarily resulting from a decrease in payroll and related expenses of approximately $210,000 due to the reduction in personnel over the past nine months. However, Inuvo did experience an increase in stock based compensation of approximately $160,000 due to the incentive offered to executive officers, certain senior management and members of the board of directors for accepting a deferral of their cash compensation. This overall decrease in payroll and related expenses was further reduced by a decrease in telemarketing costs of approximately $790,000 as it cancelled the outsourcing contract for that service in June 2011. It anticipates that these costs will continue to decline in the coming months due to the deferred compensation program and a lower number of employees.

The decrease in SG&A expenses for the three months ended September 30, 2011 compared to the same period of 2010 is due primarily to an overall decrease of approximately $311,000 in depreciation and amortization expense due to the completion of amortization on most of the intangible assets in late 2010 and a number of its older assets being fully depreciated; and additional reductions in other SG&A costs of approximately $111,000 as management initiated overall cost reduction measures in 2010 and into 2011 to increase operating margins.

Operating expenses for the nine months ended September 30, 2011 and 2010 were as follows (unaudited and in thousands):

	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Search costs	6,749	23.1%	3,059	8.7%	3,690	1.2 Times
Compensation and telemarketing	6,368	21.9%	7,809	22.3%	(1,441)	(18.5)%
Selling, general and administrative	4,019	13.7%	5,708	16.4%	(1,689)	(29.6)%

Total operating expenses	17,136	58.7%	16,576	47.4%	560	3.0%

The increase in search costs is a result of its strategic initiative to drive revenue-generating traffic to its owned and operated web sites as noted above.

The decrease in compensation and telemarketing costs for the nine months ended September 30, 2011 compared to the same period of 2010 of approximately $1.0 million is due to a decrease in telemarketing costs of approximately $401,000 due primarily to a one-time contract cancellation fee to Inuvo’s outsourced telemarketing company of $389,000; and an increase in stock based compensation of approximately $429,000 due to an incentive to its executive officers and certain of its senior management for accepting a deferral of their compensation. These increases were offset by decreases in other payroll and related costs of approximately $200,000 which is a result of management focusing on improving operating margins as Inuvo focuses on its core business segments.

The decrease in SG&A expenses for the nine months ended September 30, 2011 compared to the same period of 2010 is due primarily to an overall decrease of approximately $953,000 in depreciation and amortization expense due to the completion of amortization on most of the intangible assets in late 2010 and a number of Inuvo’s older assets being fully depreciated; a $37,000 decline in net rent expense due to the sublease of a portion of its corporate headquarters; a decrease in bad debt expense of approximately $381,000 due to better collection efforts; and additional reductions in other SG&A costs of approximately $318,000 as management initiated overall cost reduction measures in 2010 and into 2011 to increase operating margins.

Inuvo’s operating expenses by segment were as follows for the periods presented (unaudited and in thousands):

	Three Months Ended September 30,
	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Performance marketing	607	7.4%	497	3.5%	110	22.1%
Web properties	2,549	31.1%	2,851	20.0%	(302)	(10.6)%
Corporate	1,647	20.1%	2,668	18.7%	(1,021)	(38.3)%

	Nine Months Ended September 30,
	2011 ($)	% of Revenue	2010 ($)	% of Revenue	$ Change	% Change
Performance marketing	1,742	6.0%	1,963	5.6%	(221)	(11.3)%
Web properties	10,163	34.8%	6,998	20.0%	3,165	45.2%
Corporate	5,231	17.9%	7,615	21.8%	(2,384)	(31.3)%

The increase in operating costs in Inuvo’s performance marketing segment in the three months ended September 30, 2011 compared to the same period in 2010 is due to an approximately $38,000 higher allocation of development resources and the realignment of its depreciable assets and related costs of approximately $210,000. Additionally, this was offset by decreases in direct payroll and related expenses of approximately $71,000 due to a decrease in personnel, and a general decrease in all other SG&A expenses of approximately $67,000 as management initiated cost reduction measures to increase operating margins.

The decrease of operating expenses in its performance marketing segment for the nine months ended September 30, 2011 compared to the same period of 2010 is primarily attributed to a decrease in payroll and related costs of approximately $155,000. The remaining decrease is due to cost cutting initiatives begun in 2010. Inuvo expects the current cost structure to stabilize for the remainder of 2011.

The decrease in operating expenses in its web properties segment was primarily attributed to the increase in search spend of approximately $254,000 in the three months ended September 30, 2011 compared to the same period in 2010. This increase was offset by a decrease in telemarketing costs of approximately $791,000 as Inuvo discontinued telemarketing operations in June 2011. The remainder of the decrease is due to management efforts to reduce operating costs. Inuvo expects that this current cost structure will continue through the remainder of 2011.

The increase in operating expenses in its web properties segment for the nine months ended September 30, 2011 compared to the same period of 2010 is primarily attributed to the increase in search costs of $3.7 million in the nine months ended September 30, 2011 compared to the same period in 2010. This increase is a result of

Inuvo’s strategic initiative to drive revenue generating traffic to its owned and operated web sites. The increase in search costs was partially offset by reductions in other SG&A costs in this segment as management initiated overall cost reduction measures in 2010 and into 2011 to increase operating margins.

The reduction in Inuvo’s corporate operating expenses is due to a reduction in overall corporate expenses, principally in payroll and related expenditures of approximately $117,000; a reduction of bad debt expense of approximately $109,000 due to better collections and management of accounts receivable; $24,000 in legal fees; amortization of $236,000 and a reduction of other costs of approximately $615,000 as management initiated various cost cutting measures focusing on operating margins over the past year.

The reduction of $2.4 million in its corporate operating expenses for the nine months ended September 30, 2011 compared to the same period of 2010 is due to a reduction in overall corporate expenses, principally in payroll and related expenditures of approximately $362,000, rent of approximately $24,000 due to subleasing arrangement, bad debt of approximately $381,000 due to better collection and management of receivables, $179,000 reduction in accounting and related fees, and $1.4 million of various other cost.

Inuvo expects that the trends in its operating segments will remain at the same historical levels as a percentage of revenue in 2011 and that its corporate expenses will decrease as a percentage of revenues as it continues to manage costs and create economies of scale with its corporate costs.

Other Income (Expense)

Interest expense, which is related to Inuvo’s borrowings from Bridge Bank and Wachovia Bank, N.A., decreased by 60.5% during the three months ended September 30, 2011 as compared to the same period in 2010 and decreased by approximately 39.9% during the nine months ended September 30, 2011 compared to the same period in 2010. These decreases in interest expense reflects a decrease in interest rates from the new agreement with Bridge Bank and the reduction of Inuvo’s overall debt levels which is due to the reduction of its availability pursuant to the terms of its agreement with Bridge Bank.

The charge to litigation settlements of approximately $375,000 during the nine months ended September 30, 2011 resulted from settlements with two former employees

In the three months ended September 30, 2011, Inuvo wrote off approximately $78,000 of capitalized development costs associated with its Kidzadu operations due to its indefinite delay in launching this business line.

The loss on write-off of note receivable of approximately $101,000 in the nine months ended September 30, 2011 resulted from the cancelation of its call center contract.

Income (Loss) from Discontinued Operations, Net of Tax Expense

In the nine months ended September 30, 2010, Inuvo had a loss from discontinued operations of approximately $890,000. This loss was generated by iLead, MSA and RESO and reflects their operating performance prior to the sale of these businesses and the loss on the sale of MSA of approximately $1.5 million.

The income from discontinued operations for the nine months ended September 30, 2011 was approximately $257,000 and is attributed to the write-off of an accrued rent liability due to the settlement of the lease litigation related to MSA.

As of December 31, 2010, Inuvo had completed the sale of all of its discontinued operations.

Years ended December 31, 2010, Compared to December 31, 2009

The following table sets forth selected information concerning Inuvo’s results of operations for the years ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31,
	2010	2009
Net revenue	$48,970	$39,807
Cost of revenue	29,255	24,774

Gross profit	19,715	15,033
Total operating expenses	23,403	19,264

Operating loss	(3,688)	(4,231)
Other expenses	(947)	(850)

Loss from continuing operations before taxes	(4,635)	(5,081)
Income tax expense	(3)	—

Net loss from continuing operations	(4,638)	(5,081)
Loss from discontinued operations	(368)	(310)

Net loss	$(5,006)	$(5,391)

Net revenues increased by approximately 23% for 2010 from 2009. Gross profit increased by approximately 31% in 2010 when compared to 2009 which reflects the increase in revenues from Inuvo’s performance marketing segment which is a result of the increase in search spend. In 2010, Inuvo’s operating expenses increased by approximately $4.1 million due primarily to an increase in search spend. Inuvo’s net loss from continuing operations in 2010 declined by approximately $443,000 from 2009 as a result of increased revenues, higher margins, and a reduction of interest expenses.

Net Revenue

Total net revenue from Inuvo’s performance marketing and web properties segments for 2010 and 2009 were as follows (in thousands):

	Year Ended December 31,
	2010 ($)	% of Revenue	2009 ($)	% of Revenue	$ Change	% Change
Performance marketing	35,449	72.4%	28,842	72.5%	6,607	22.9%
Web properties	13,521	27.6%	10,965	27.5%	2,556	23.3%

Total net revenue	48,970	100.0%	39,807	100.0%	9,163	23.0%

Net revenue from Inuvo’s performance marketing segment increased 22.9% in 2010 over 2009 primarily due to the number of transactions from third party affiliates. For 2010, 93.2% of Inuvo’s net revenue in its performance marketing segment was attributable to its relationship with a top three search engine as compared to 91.8% for the same period in 2009. The increase in net revenue from Inuvo’s web properties segment of approximately 23% in 2010 as compared to 2009 was primarily due to an increase in the transactions driven through Inuvo’s owned and operated websites partially offset by a decrease in Primary Ads platform revenue of $2.4 million as a result of Inuvo’s decision to retire the Primary Ads service and migrate customers to the Inuvo Platform. Additionally, Inuvo had a $1.3 million decrease in revenue from its BabytoBee business. Net revenue from the BabytoBee business was approximately $7.1 million in 2010 as compared to approximately $8.5 million for 2009. This decrease of 16.5% was due to a decline in lead volumes and lower revenue generated from telesales. The conversion, in August 2010, to a new Florida-based outsourced facility caused a “ramp up” period that had a negative effect on lead revenues during the third and fourth quarters of 2010.

Cost of Revenue and Gross Profit

Cost of revenue, which includes affiliate payments, data acquisition amortization, merchant processing fees and product costs, were as follows (in thousands):

	Year Ended December 31,
	2010 % of Revenue	2009 % of Revenue	% Change
Affiliate expenses	54.7%	55.6%	(0.9)%
Data acquisition	4.8%	6.3%	(1.5)%
Merchant processing fees and product costs	0.2%	0.3%	(0.1)%

Total cost of revenue	59.7%	62.2%	(2.5)%

The lower affiliate payments in 2010 as a percentage of revenue compared to the same period in 2009 was due to a higher percentage of search transactions with owned and operated websites. The decrease in data acquisition in 2010 compared to 2009 was due primarily to email distribution costs tied to Inuvo web properties as revenue from its BabytoBee website has decreased over this same period. Consistent with the changes in Inuvo’s net revenues and cost of revenues described above, its gross margin increased to 40.3% during 2010 from 37.8% in 2009. This increase in margin is due to the increasing percentage of revenue derived from Inuvo’s owned and operated websites wherein the search costs is included in operating expenses. Overall, gross profit increased approximately $4.7 million during 2010 from 2009.

The following table provides information on gross profit by operating segment for each of the periods presented (in thousands):

	Year Ended December 31,
	2010 ($)	% of Gross Profit	2009 ($)	% of Gross Profit	$ Change	% Change
Performance marketing	8,563	43.4%	7,597	50.5%	966	12.7%
Web properties	11,152	56.6%	7,436	49.5%	3,716	50.0%

Total gross profit	19,715	100.0%	15,033	100.0%	4,682	31.1%

Gross profit in Inuvo’s performance marketing segment increased in 2010 from 2009 as the result of its increased search spending in 2010 compared to 2009. For 2010 and 2009, gross margin of its performance marketing segment was approximately 24.2% and 26.3%, respectively, of performance marketing segment net revenue.

The increase in gross profit in Inuvo’s web properties segment during 2010 from 2009 was primarily attributed to an increase in revenue from Inuvo’s owned and operated websites noted above. Gross margin in Inuvo’s web properties segment for 2010 and 2009 was approximately 82.5% and 67.8%, respectively. The increase in margin in the web properties is due to the relatively fixed nature of the direct costs in this segment and the increase in revenue due to the search costs that are included in operating expenses.

Operating Expenses

Operating expenses, which consist of search costs, compensation and SG&A expenses, were as follows (in thousands):

	Year Ended December 31,
	2010 ($)	% of Revenue	2009 ($)	% of Revenue	$ Change	% Change
Search costs	5,418	11.0%	906	2.3%	4,512	498.0%
Compensation and telemarketing	10,357	21.1%	10,167	25.5%	190	1.9%
Selling, general and administrative	7,628	15.6%	8,191	20.6%	(563)	(6.9)%

Total other operating expenses	23,403	47.7%	19,264	48.4%	4,139	21.5%

This increase in search costs of approximately $4.5 million is a result of Inuvo’s strategic initiative to drive revenue generating traffic to promote its owned and operated web sites as noted above.

The increase in compensation and telemarketing costs in 2010 over 2009 of approximately $190,000 was primarily due to an increase of telemarketing costs of approximately $268,000 as Inuvo outsourced this activity to a Florida-based company; an increase in stock based compensation of approximately $364,000 was due primarily to its executive officers and certain of its senior management accepting shares of Inuvo common stock in lieu of cash compensation, with a fair market value of $232,500. These increases were partially offset by decreases in bonuses of approximately $101,000 and payroll and related costs of approximately $355,000 which were a result of managements focusing on improving operating margins.

The decrease in SG&A expenses was due primarily to a reduction in accounting and legal costs of approximately $283,000 related to the restatements of prior year financial statements in 2009.

Additionally, Inuvo experienced a general decline in SG&A expenses of approximately $641,000 as management initiated cost reduction measures to increase operating margins. These declines were partially offset by an increase in bad debt expense of approximately $361,000 due to Inuvo’s assessments of collectability of older receivables

Inuvo’s operating expenses by segment were as follows (in thousands):

	Year Ended December 31,
	2010 ($)	% of Revenue	2009 ($)	% of Revenue	$ Change	% Change
Performance marketing	5,848	11.9%	7,003	17.6%	(1,155)	16.5%
Web properties	9,905	20.2%	7,234	18.2%	2,671	36.9%
Corporate	7,650	15.6%	5,027	12.6%	2,623	52.2%

The decrease of operating expenses in Inuvo’s performance marketing segment was primarily attributed to a decrease in the salary and related costs as the management reduced overall headcount and decrease in search costs where Inuvo was driving traffic to third party affiliates. The increase in operating expenses in Inuvo’s web properties was primarily attributed to increases in search spend as Inuvo drove traffic to its owned and operated web sites partially offset by a decrease in depreciation and amortization of approximately $836,000 as these costs are included in corporate in 2010. Additionally, Inuvo experienced a decrease in payroll and telemarketing expenses of approximately $408,000 due to the reduction of employees in this segment as it transitioned its PrimaryAds operations to the Inuvo Platform in late 2009.

The increase in corporate expenses was due primarily to the realignment of approximately $2.1 million of IT personnel costs and related expenses, as these personnel were reassigned to corporate initiatives rather than the day to day operations of the operating segments. In late 2009, Inuvo reassigned personnel to develop its strategic initiatives begun in 2008.

Other income (expense)

Interest expense decreased by approximately $275,000, or 32.8%, during 2010 as compared to 2009. This decrease in interest expense reflected a decrease in interest rates and the reduction of Inuvo’s overall debt. In accordance with FASB ASC Topic 350, goodwill is tested for impairment annually or more frequently when events or circumstances indicate that the carrying value of a reporting unit more likely than not exceeds its fair value. In March 2010, Inuvo closed its negative-option marketing programs. As a result, the projections for 2010 and beyond for that business were adjusted to zero and Inuvo charged off as impaired, the goodwill and intangible assets associated with that business as of December 31, 2009, totaling approximately $850,000. In addition, in 2010, trade names associated with Morex and Primary Ads were impaired and Inuvo wrote-off $400,000 associated with that impairment.

Income (loss) from Discontinued Operations, net of tax expense

The loss from discontinued operations in 2010 was approximately $368,000 and was primarily attributed to the loss on the sale of MSA of approximately $1.5 million offset by the gain on the sale of RESO of $493,000 and further reduced by an operating income of approximately $621,000. Loss from discontinued operations for 2009 of approximately $310,000 includes a one-time gain of approximately $288,000 on the sale of Inuvo’s dating business offset by operating losses of approximately $598,000. As of December 31, 2010, Inuvo had successfully sold all of our discontinued operations. As part of the sale of RESO, Inuvo also wrote-off trade names in the amount of $92,000.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate adequate amounts of cash to meet the company’s needs for cash. At September 30, 2011 and December 31, 2010, Inuvo had working capital deficits of approximately $2.2 million and $4.3 million, respectively. Its principal sources of liquidity are cash from operations, cash on hand and the bank credit facility.

On February 15, 2011, Inuvo entered into a two-year business financing agreement with Bridge Bank. This agreement provides for a revolving credit facility of up to $8.0 million and replaced the $5.0 million credit facility with Wachovia that was scheduled to expire in March 2011. The Bridge Bank credit facility allows Inuvo to borrow against 80% of eligible accounts receivable balances, which are generally those balances owed by U.S. based customers that are less than 90 days from the date of invoice. As of September 30, 2011, there was $2,532,000 outstanding under the revolving credit facility and there was no availability under the agreement.

On June 2, 2011, Inuvo entered into a business financing modification agreement with Bridge Bank effective May 25, 2011 pursuant to which $1.0 million of the revolving line of credit was converted to a nonformula sublimit of availability that would mature in 240 days. In order to secure this additional availability, Mr. Morgan, a member of Inuvo’s board of directors, provided a backup letter of credit to Bridge Bank in the amount of $1 million. Inuvo drew down on this additional availability in June 2011 and used it for its working capital needs. It was fully repaid on June 23, 2011 using a portion of the proceeds of its equity capital raise in the second quarter of 2011.

At June 30, 2011, Inuvo was not in compliance with certain loan covenants primarily due to a one-time payment of $340,000 to exit its outsourcing call center contract as described earlier in this section. Inuvo received a waiver from Bridge Bank for non-compliance with the covenant for the months ending June 30, 2011, July 31, 2011 and August 31, 2011. Though Inuvo was in compliance with all terms of the Bridge Bank credit facility at September 30, 2011, it believes that due to the expenses incurred related to the merger transaction with Vertro, it will not be in compliance at December 31, 2011. Inuvo expects to receive a waiver from Bridge Bank for non-compliance with the covenant for December 31, 2011.

While Inuvo does not have any commitments for capital expenditures which come due within the next 12 months, its liquidity has been negatively affected beginning in the fourth quarter of 2010, as a result of a reduction in search marketing revenue resulting from the migration to the Yahoo!-Bing platform. The integration of these two platforms caused both an unexpected disruption in search traffic purchased through the Yahoo!-Bing platform and lower revenue-per-click received from the Yahoo!-Bing platform. Inuvo has made adjustments to adapt to this new marketplace, but it continues to experience decreases in revenue from this business and it expects that the volatility may continue in the future. In response, Inuvo implemented a cost reduction plan during the first quarter of 2011 to offset the lost business which included a reduction in employees and related expenses which resulted in monthly savings of $107,000 beginning in February 2011. Inuvo has also delayed payments to publishers and vendors in the management of its cash flows. Extending these payments may affect the decision of publishers and vendors to do business with Inuvo. In September 2011, in order to further reduce its operating costs, Inuvo eliminated 16 full time positions and six part-time positions. The effect of this reduction in personnel is approximately $92,000 monthly. Additionally, Inuvo’s directors, executive officers and certain senior managers have agreed to a deferral of cash compensation in an effort to assist Inuvo to better manage its liquidity. In the first quarter of 2011, Inuvo favorably renegotiated the outsourced call center contract reducing the monthly cost outlay of over $100,000 monthly and in the second quarter it decided to terminate the outsourcing agreement. The result of that decision resulted in a one-time termination fee of $340,000 and the forgiveness of the remainder of a note receivable associated with the sale of furniture and equipment.

Inuvo may need to raise additional capital through public or private equity financings in order to satisfy its plan to regain compliance with the continued listing standards of NYSE Amex, fund its operations, take advantage of favorable business opportunities, develop and upgrade its technology infrastructure, develop new product and service offerings, and satisfy its obligations as they become due. Inuvo does not have any commitments for this additional capital and it cannot be assured that additional financing will be available to it on favorable terms, or at all.

If Inuvo’s search operations continue to weaken or if any of the ongoing litigation or claims made against Inuvo result in an unfavorable judgment or settlement and Inuvo is unable to raise additional capital as needed, it may not have adequate cash in order to operate or comply with the continued listing standards of NYSE Amex and its ability to continue as a going concern could be in jeopardy. The accompanying consolidated financial statements were prepared by management on a go-forward basis and therefore do not include any adjustments to Inuvo’s assets or liabilities.

Cash flows

Net cash provided by operating activities for the nine months ended September 30, 2011 totaled approximately $408,000 compared to net cash provided by operations of approximately $1.9 million during the same period in 2010. Other than depreciation and amortization, the net cash provided by operating activities for the nine months ended September 30, 2011 was primarily due to a decrease in accounts receivable of approximately $1.5 million, increases in deferred compensation and stock based compensation of approximately $1.5 million and a decrease in restricted cash of approximately $140,000 due to continuing collection of older merchant cash accounts. These items were offset by a decrease in accounts payable of approximately $1.3 million. In the nine months ended September 30, 2010, the cash provided by operating activities were primarily due from an increase in accounts payable of approximately $1.2 million offset by increases in accounts receivable of $1.5 million and an increase in accrued expenses of $45,000. Additionally, cash flows from operations for the nine months ended September 30, 2010 were positively impacted by the net results from discontinued operations of approximately $1.2 million as Inuvo was in the processes of selling or ceasing operations on three of its businesses.

Net cash provided by operating activities totaled $3.3 million for the year ended December 31, 2010, compared to $4.7 million for the year ended December 31, 2009. The decrease in net cash provided by operating activities of $1.4 million from the year ended December 31, 2009, to the year ended December 31, 2010, was primarily due to a impact of the change in accounts receivable in the year ended December 31, 2010, compared to the year ended December 31, 2009, of $3.1 million. In the year ended December 31, 2010, Inuvo also had lower net losses before non-cash expenses of depreciation and amortization, impairment of assets, provision for doubtful accounts, stock-based compensation, and loss/gain on sale of assets of discontinued operations compared to the year ended December 31, 2009.

Net cash used in investing activities for the nine months ended September 30, 2011 of $2.6 million was primarily due to the purchase of names database of $2.1 million and approximately $431,000 of equipment purchases and capitalized development costs. Net cash used in investing activities for the nine months ended September 30, 2010 of approximately $1.8 million was primarily due to the purchase of names database for approximately $1.4 million and the $675,000 of equipment purchases and capitalized development costs, both of which were partially offset by approximately $247,000 of cash received from the sale of MSA.

Net cash used in investing activities for the year ended December 31, 2010, of $1.6 million was primarily the result of the $2.4 million purchase of names and exclusivity rights partially offset by $1.4 million of proceeds from the sale of discontinued operations. Net cash used in investing activities for the year ended December 31, 2009, of $2.7 million was primarily the result of the $2.1 million purchase of names and exclusivity rights and the $1.4 million purchase of equipment and software capitalization.

Net cash provided by financing activities during the nine months ended September 30, 2011 was approximately $3.2 million and resulted primarily from the net proceeds from the sale of Inuvo’s common stock of approximately $2.6 million and from the net advances under its bank term note and credit facility offset by payments on its capital leases of approximately $572,000. Net cash used in financing activities during the nine months ended September 30, 2010 was approximately $3.3 million and resulted from the net payments under Inuvo’s bank term note and credit facility and capital leases.

Net cash used in financing activities during the year ended December 31, 2010, was $6.4 million and resulted primarily from the net payments under Inuvo’s bank term note and credit facility. Net cash provided by financing activities during the year ended December 31, 2009, was $2.5 million and resulted primarily from the cash generated from issuance of common stock of approximately $4.7 million and proceeds from the term note of $2.7 million partially offset by the net payments under Inuvo’s bank term note and credit facility and capital leases of approximately $2.1 million.

Off Balance Sheet Arrangements

As of September 30, 2011, Inuvo did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which Inuvo has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Critical Accounting Policies and Estimates

Inuvo’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting practices (GAAP). The preparation of these consolidated financial statements requires Inuvo to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Inuvo evaluates estimates, including those related to its allowance for doubtful accounts receivable, inventories, goodwill and amortizable intangibles, certain stock based compensation and income taxes, on an ongoing basis. Inuvo bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

VERTRO’S BUSINESS

Overview

Vertro is an Internet company that owns and operates the ALOT product portfolio. Vertro was organized under the laws of the State of Nevada in October 1995 under the name Collectibles America, Inc. and, in June 1999, merged with BeFirst Internet Corporation, a Delaware corporation (“BeFirst”). As a result of the merger, BeFirst became a wholly owned subsidiary. In June 1999, the name was changed to BeFirst.com and, in September 1999, was changed again to FindWhat.com. In September 2004, FindWhat.com reincorporated from the State of Nevada to the State of Delaware, as a result of a merger. The reincorporation did not cause any change in personnel, management, assets, liabilities, net worth, or the location of the headquarters. In June 2005, FindWhat.com changed its name to MIVA, Inc., and in June 2009 the name was changed to Vertro, Inc.

ALOT

Vertro offers two primary products to consumers, ALOT Home, a homepage product, and ALOT Appbar, a piece of software that installs into users’ web browsers. Both ALOT Home and ALOT Appbar include a search box from which consumers conduct type-in web search. The ALOT Appbar provides access to a library of apps, which are used by consumers to receive dynamic information, perform useful tasks, or access their favorite content online. There are hundreds of apps available for consumers to choose from ranging from a weather app that provides an at-a-glance snapshot of the weather for the coming four days, to a radio app that enables consumers to instantly listen to thousands of radio stations from around the world. All ALOT products and apps are free to download and use.

Micro-segmentation

To help Vertro market its products and increase their appeal to consumers around the world, Vertro is constantly working to develop micro-segmented configurations of both ALOT Appbar and ALOT Home. Consumers can, for example, choose to install an ALOT Appbar for recipes, which comes preconfigured with apps for cooking enthusiasts; or they could choose Vertro’s version of ALOT Home for music, which comes preconfigured with apps for music enthusiasts. Regardless which configuration consumers choose, they have the ability to customize by adding and removing apps to make their product totally relevant to their individual interests.

Revenue Model

In addition to displaying apps, all of Vertro’s ALOT products also include a search box from which the majority of Vertro’s revenue is derived. Users conduct approximately 2.7 million searches per day, and when they conduct these searches, both algorithmic results and associated sponsored listings are returned. Both the algorithmic results and sponsored listings are provided by third parties with whom Vertro has contractual relationships. If users click on a sponsored listing after conducting a search, Vertro earns a percentage of the total click-through revenue provided by the third-party that placed the advertisement. For the year ended December 31, 2010, search revenue from Google accounted for approximately 87% of Vertro’s consolidated revenue from continuing operations. For the quarter ended September 30, 2011, Google accounted for approximately 82% of Vertro’s consolidated revenue from continuing operations.

In addition to this search revenue, Vertro also generates revenue when users interact with certain apps. Vertro refers to these as sponsored apps and they generate either pay-per-click or cost-per-action revenue. Website page-views are also monetized through cost-per-thousand display ads. Vertro also utilizes user data to enhance product offering and generate additional revenue.

Global User Base

Vertro markets its ALOT products to consumers in approximately 20 countries encompassing 8 languages around the world, and currently has users in more than 200 countries. On December 31, 2010, approximately half of its users are from what Vertro refers to as Region 1, which Vertro defines as the U.S., Canada, U.K., Ireland, Australia and New Zealand.

Competition

Vertro’s ALOT competitors include, but are not limited to: Google, Yahoo!, IAC, MSN, Answers.com, Xacti, InfoSpace, IncrediMail and Conduit.com. Each of these entities offers a form of online media or entertainment through websites or downloadable products. These offerings can include web search, online news and information and other content and services.

Technology and Operations

Vertro’s high-traffic websites and high volume of content and software downloads require a fast, reliable, and secure infrastructure that can be easily scaled to maintain acceptable response times under the stress of growth. Vertro believes that it has an infrastructure for ALOT that provides a platform from which to operate and grow Vertro’s business, including core product engineering operations in Vertro’s New York location, and redundant offsite co-location facilities and content delivery networks.

Intellectual Property

Vertro relies on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements, and other intellectual property protection methods to protect its services and related products. Vertro owns several domestic and international trade and service mark registrations related to its products or services, including U.S. Federal Registration for ALOT®, and Vertro has additional registrations pending.

Regulations

Vertro is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that various laws and regulations may be adopted with respect to the Internet, covering issues such as taxation, user privacy and characteristics, and quality of products and services. In 1998, the U.S. Congress established the Advisory Committee on Electronic Commerce, which is charged with investigating and making recommendations to Congress regarding the taxation of sales by means of the Internet. The adoption of any such laws or regulations upon the recommendation of this Advisory Committee or otherwise, in any or all of the countries Vertro serves, may decrease the growth of the Internet, which could in turn decrease the demand for Vertro’s products or services, increase its cost of doing business, or otherwise have an adverse effect on its business, financial condition, and results of operations. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel, and personal privacy is uncertain. Future international, federal, or state legislation or regulations could have a material adverse effect on Vertro’s business, financial conditions, and results of operations. For instance, legislation has been introduced and, in one instance, enacted, that, if upheld, may impact Vertro’s ability to display contextual ads.

Additionally, the U.S. Congress and some state legislatures have introduced legislation designed to regulate spyware, which has not been precisely defined, but which is often defined as software installed on consumers’ computers without their informed consent that is designed to gather and, in some cases, disseminate information about those consumers, including personally identifiable information. Vertro’s internal policies prohibit reliance on “spyware” for any purpose and it is not part of Vertro’s product offerings, but the definition of spyware or proposed legislation relating to spyware may be broadly defined or interpreted to include legitimate ad-serving software, including toolbar offerings currently provided by Vertro’s ALOT division. Currently, legislation has focused on providing Internet users with notification of and the ability to consent to or decline the installation of such software, but there can be no guarantee that future legislation will not provide more burdensome standards by which software can be downloaded onto consumers’ computers. Currently all downloadable software that Vertro distributes requires an express consent of the consumer and provides consumers with an easy mechanism to delete the software once downloaded. However, if future legislation is adopted that makes the consent, notice, or uninstall procedures more onerous, Vertro may have to develop new technology or methods to provide its services or discontinue those services in some jurisdictions altogether. There is no guarantee Vertro will be able to develop this new technology at all or in a timely fashion or on commercially reasonable terms.

As a result of Vertro’s international operations, Vertro is exposed to international laws and proposed legislation relating to user privacy and related matters. For example, the European Union has adopted directives designed to address privacy and electronic data collection concerns. These directives have been implemented into each of the member states and limit the manner in which personal data of Internet users may be collected and processed.

Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel, and personal privacy is uncertain. Future international, federal, or state legislation or regulations could have a material adverse effect on Vertro’s business, financial conditions, and results of operations.

MIVA Media

Prior to the MIVA Media sale on March 12, 2009, MIVA Media was an auction based pay-per-click advertising network that Vertro operated across North America and in Europe. MIVA Media connected buyers and sellers online by displaying advertisements in response to consumer search or browsing activity on select Internet properties.

Employees

As of October 24, 2011, Vertro had 34 full-time employees. Vertro had approximately 6 employees in marketing and sales (which includes, but is not limited to departments such as business development, sales, marketing, customer service, credit transactions, business affairs, corporate development, and affiliate relations), 20 employees in its technical, product development, and product management departments, and 8 in its general and administrative departments.

Vertro has never had a work stoppage and its employees are not represented by any collective bargaining unit. Vertro considers its relations with its employees to be good.

Properties

Vertro’s primary administrative, sales, customer service, and technical facilities are leased in New York, New York and Fort Myers, Florida. Additionally, Vertro maintains technical data center operations in two third-party colocation facilities in New York, New York.

As of December 31, 2010, Vertro’s leased properties provide it with an aggregate of approximately 22,000 square feet for all of its operations. This total does not include its allocated space for its technical data centers. Vertro believes these facilities are adequate at this time for their intended use.

Legal Proceedings

Shareholder Class Action Lawsuits

In 2005, five putative securities fraud class action lawsuits were filed against Vertro and certain of its former officers and directors in the United States District Court for the Middle District of Florida, which were subsequently consolidated. The consolidated complaint alleged that Vertro and the individual defendants violated Section 10(b) of the Exchange Act and that the individual defendants also violated Section 20(a) of the Exchange Act as “control persons.” Plaintiffs sought unspecified damages and other relief alleging that, during the putative class period, Vertro made certain misleading statements and omitted material information.

The court granted Defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all Defendants on December 7, 2009. Plaintiffs appealed the summary judgment ruling and the court’s prior orders dismissing certain claims. On September 30, 2011, the Court of Appeals for the Eleventh Circuit affirmed the dismissal of 9 of the 11 alleged misstatements and reversed the court’s prior order on summary judgment. On October 21, 2011, Vertro filed a petition for panel rehearing or rehearing en banc with the Court of Appeals for the Eleventh Circuit.

Derivative Stockholder Litigation

On July 25, 2005, a stockholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of Vertro in the United States District Court for the Middle District of Florida, against certain of Vertro’s directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint is seeking to recover damages in an unspecified amount. By agreement of the parties and by orders of the court, the case was stayed pending the resolution of the defendant’s motion to dismiss in the securities class action. On July 10, 2007, the parties filed a stipulation to continue the stay of the litigation. On July 13, 2007, the court granted the stipulation to continue the stay and administratively closed the case pending notification by plaintiff’s counsel that the case is due to be reopened.

Microsoft Litigation

On August 1, 2011, Vertro entered into a confidential release and settlement agreement with Microsoft ending Vertro’s participation in litigation with Microsoft as plaintiff, and Eric C. Ralls, RedOrbit, Inc. and John Does 1-10 as defendants in the United States District Court for the Western District of Washington. Defendant RedOrbit, Inc. engaged in transactions with Vertro’s divested MIVA Media business. Microsoft alleged that Vertro knowingly sent fraudulent traffic to RedOrbit, Inc., which caused harm to Microsoft in a manner that (i) violated the Computer Fraud and Abuse Act, (ii) constituted a trespass under Washington law, and (iii) was negligent.

Litigation Relating to the Merger

On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against Vertro, its directors, Inuvo, and Merger Sub on behalf of a putative class of similarly situated investors, referred to as the New York Action. Two other complaints, also purportedly brought on behalf of the same class of investors, were filed on November 3 and 10, 2011, against these same defendants in the Delaware Chancery Court. The two Delaware cases were consolidated on November 29, 2011, referred to as the Delaware Action. The plaintiffs in the New York and Delaware Actions allege that Vertro’s board of directors breached their fiduciary duties regarding the merger and that Vertro, Inuvo, and Merger Sub aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the merger be enjoined and seek other unspecified monetary relief.

On December 6, 2011, the plaintiffs in the Delaware Action filed a motion requesting expedited proceedings. The Delaware Chancery Court denied plaintiffs’ motion on December 21, 2011. The defendants in the Delaware Action moved to dismiss the plaintiffs’ complaint on December 15, 2011 and January 3, 2012 and the Delaware Court entered a schedule for the submission of further briefs on these motions on January 6, 2012. On December 30, 2011, the plaintiff in the New York Action moved for expedited discovery and proceedings. The defendants opposed this motion on January 11, 2012. The defendants in the New York Action also moved to dismiss the plaintiff’s complaint on December 16, 2011 and the parties to that case are currently in the processing of briefing the defendants’ motions to dismiss.

Other Litigation

Vertro is a defendant in various other legal proceedings from time to time, regarded as normal to its business and, in the opinion of management, the ultimate outcomes of such proceedings are not expected to have a material adverse effect on its financial position or its results of operations.

No significant accruals for potential losses for litigation are recorded as of September 30, 2011, and although losses are possible in connection with the above litigation, Vertro is unable to estimate an amount or range of possible loss, but if circumstances develop that necessitate a loss contingency being disclosed or recorded, Vertro will do so. Vertro expenses all legal fees for litigation as incurred.

VERTRO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements, the accuracy of which involves risks and uncertainties. Words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “estimates,” “projects,” and similar expressions are used to identify forward-looking statements. This management’s discussion and analysis of financial condition and results of operations also contains forward-looking statements attributed to certain third-parties relating to their estimates regarding the growth of the Internet, Internet advertising, and online commerce markets and spending. Readers should not place undue reliance on these forward-looking statements, which apply only as of the dates indicated. Vertro’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Factors that might cause or contribute to such differences include, but are not limited to those discussed under the section entitled “Risk Factors” beginning on page 21.

Executive Summary

Vertro offers a range of products and services through its ALOT division.

ALOT

Vertro offers two primary products to consumers, ALOT Home, a homepage product, and ALOT Appbar, a piece of software that installs into users’ web browsers. Both ALOT Home and ALOT Appbar include a search box from which consumers conduct type-in web search. The ALOT Appbar provides access to a library of apps, which are used by consumers to receive dynamic information, perform useful tasks, or access their favorite content online. There are hundreds of apps available for consumers to choose from, ranging from a weather app that provides an at-a-glance snapshot of the weather for the coming four days, to a radio app that enables consumers to instantly listen to thousands of radio stations from around the world. All ALOT products and apps are free to download and use.

MIVA Media

Prior to the MIVA Media sale on March 12, 2009, MIVA Media was an auction based pay-per-click advertising network that Vertro operated across North America and in Europe. MIVA Media connected buyers and sellers online by displaying advertisements in response to consumer search or browsing activity on select Internet properties.

Organization of Information

This management’s discussion and analysis of financial condition and results of operations provides a narrative on Vertro’s financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

•	Results of Operations;

•	Liquidity and Capital Resources;

•	Critical Obligations; and

•	Use of Estimates and Critical Accounting Policies.

Results of Operations

Revenue

The majority of Vertro revenue is derived when a user clicks on a sponsored listing provided by one of Vertro’s third-party advertising partners via a search box on one of its products. If users click on a sponsored listing after conducting a search, Vertro earns a percentage of the total click-through revenue provided by the third-party that placed the advertisement. For the year ended December 31, 2010, search revenue from Google accounted for approximately 87% of Vertro’s consolidated revenue from continuing operations. Vertro recognizes revenue from paid search result clicks in the period that the clicks occurred.

In addition to search revenue, Vertro also generates revenue when users interact with certain apps. Vertro refers to these as sponsored apps and they generate either pay-per-click or cost-per-action revenue. Vertro’s website page-views are also monetized through cost-per-thousand display ads. Vertro is also able to utilize user data to enhance its product offering and generate additional revenue.

(In $ millions, except percentages)		For the Year Ended December 31, 2010
	2010	2009	$ Variance	% Variance
Revenue	$35.9	$27.6	$8.3	30%
Cost of Sales	$1.9	$1.8	$0.1	6%

Gross Profit	$34.0	$25.8	$8.2	32%

During 2010, Vertro recorded revenue from continuing operation of $35.9 million, an increase of approximately 30% from the $27.6 million recorded in 2009. This increase was due primarily to increases in the number of users of Vertro’s toolbar and homepage products, which in turn, resulted in increases in the number of searches, ad clicks, and other revenue generating events. These gains were partially offset by lower net revenue per search, which Vertro believes was due primarily to an increase in the number of users of its products in markets where advertising rates are generally lower and anticipated reductions beginning in the first and third quarters of 2010, respectively, in revenue sharing rates from certain advertising partners.

(In $ millions, except percentages)	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2011	2010	$ Variance	% Variance	2011	2010	$ Variance	% Variance
Revenue	$6.3	$9.8	$(3.5)	(36)	$22.2	$26.3	$(4.1)	(16)
Cost of services	$0.4	$0.5	$(0.1)	(23)	$1.3	$1.4	$(0.1)	(4)

Gross Profit	$5.9	$9.3	$(3.4)	(13)	$20.9	$25.0	$(4.1)	(16)

During the three months ended September 30, 2011, Vertro recorded revenue from continuing operations of $6.3 million, a decrease of approximately 36% from the $9.8 million recorded in the same period in 2010. For the nine months ended September 30, 2011, Vertro recorded revenue of $22.2 million compared with $26.3 million for the same period in 2010, a decrease of approximately 16%. The year over year decline in revenue for the three month period ended September 30, 2011, was a result of the following additive factors:

•	a reduction in the number of advertising impressions due to the mandated change to Vertro’s SERP at the end of the second quarter, driving down click-through rates on advertising;

•	the decision to pull back on Vertro’s customer acquisition spending in June and July of this year, causing total live users to decline resulting in fewer total searches;

•

a reduction in Vertro’s revenue sharing rates during the months of June through September 2011 from certain advertising partners based on not achieving a gross revenue target in a tiered rate structure, driving down net revenue per click and per search;

•

the inability to acquire Vertro’s desired number of users at appropriate prices. Inefficiencies in Vertro’s buying model arose from (i) Vertro’s lack of pricing history, causing the average cost to acquire a user to increase, and (ii) changes to Vertro’s direct marketing advertisements due to third party requirements; and

•

a shift in customer composition, with a reduction in users in English speaking countries (Region 1) and an increase in users in the non-English speaking markets Vertro serves (Rest of World), where growth is high, but advertising rates are lower.

These factors also contributed to the year over year decline in revenue in the nine month period ended September 30, 2011, with the following differences:

•

While total searches declined year over year during the three month period ended September 30, 2011, total searches grew year over year during the nine month period ended September 30, 2011. However, total revenue still declined despite the slight growth in search activity because of the shift in customer composition and resulting search activity away from English speaking countries (Region 1) to non-English speaking markets (Rest of World), where growth is high, but advertising rates are lower;

•

Net revenue per search declined year over year in the nine month period ended September 30, 2011, for similar reasons as in the three month period ended September 30, 2011, with the additional factor of an anticipated reduction in Vertro’s revenue sharing rate from certain advertising partners in July 2010 under the negotiated terms of an advertising agreement.

While total revenue declined during the three month and nine month periods due to factors affecting the user base of ALOT products in aggregate, Vertro experienced improvement in per-user attrition and revenue performance for new distribution during the quarter. These improvements related to the release of a new version of the ALOT Homepage product that produced faster response times for users globally, and Vertro believes positively impact the expected Lifetime Value of users acquired in the quarter.

Total search activity increases for the year ended December 31, 2010, as compared to the prior year ended December 31, 2009, correlated to increases in the total number of users of Vertro’s toolbar and homepage products. However, total search activity grew faster than total revenue primarily because search activity in ROW markets grew at a faster rate than search activity in Region 1. This changed the mix of search activity, with greater concentration in ROW markets, where advertising is generally less valuable than in Region 1.

Increases in users of Vertro’s toolbar and homepage products in ROW regions occurred primarily because of increased investment in customer acquisition in those markets during 2010, as compared to 2009. Customer acquisition costs in ROW regions increased to $3.7 million during 2010, from $1.2 million in 2009.

Vertro acquires users of the ALOT products primarily through online advertising that it purchases from ad networks at prices based on expected rate of return. Generally, the more a purchaser of on-line advertising is willing to pay, the more volume the purchaser will receive. Towards the end of the second quarter 2011 and the beginning of the third quarter 2011, Vertro experienced difficulties in achieving cost effective distribution for its ALOT products because it was unable to acquire its targeted number of users at desired prices. This resulted in a lower number of users than expected and higher customer acquisition costs to acquire those users. Vertro is continuing to focus on achieving cost effective distribution for its ALOT products and introducing new features that help improve retention. In addition to more efficient buying that reduces its cost per acquisition, Vertro has engaged in other ongoing initiatives to expand distribution and reduce attrition for its ALOT products that include: localizing products for additional languages and markets, testing user interface and feature enhancements, adding button / app content to products to expand the number of categories of end-user interest, optimizing landing pages for advertisements, and seeking new distribution relationships.

Vertro plans to continue its efforts to invest in its business and seek additional revenue through branded toolbars and other initiatives.

Cost of Services

Cost of services consists of costs associated with designing and maintaining the technical infrastructure that supports Vertro’s various services and fees paid to telecommunications carriers for Internet connectivity. Costs associated with Vertro’s technical infrastructure, which supports various services, include salaries of related technical personnel, depreciation of related computer equipment, co-location charges for Vertro’s network equipment, and software license fees.

Cost of services increased to $1.9 million for the year ended December 31, 2010, compared with $1.8 million for the year ended December 31, 2009. The increase was related to an increase in cost of services ($0.2 million) offset by a decrease in depreciation and amortization ($0.06 million) and a decrease in employee related costs ($0.05 million).

Cost of services decreased to $0.39 million and $1.33 million for the three and nine months ended September 30, 2011, from $0.51 million and $1.37 million, respectively, in the same period in the prior year. Cost of services for the three and nine month periods ended September 30, 2011, compared to the same periods in 2010, increased as a percentage of revenue to 6.2% from 5.2% and 6.0% from 5.2%, respectively, as a result of costs remaining essentially even as revenue decreased.

Operating Expenses

Operating expenses for continuing operations in the years ended December 31, 2010 and 2009, were as follows (in millions, except percentages):

	For the Year Ended December 31,

	2010	2009	Variance
Marketing and sales	$24.6	$22.6	$2.0
General and administrative	$6.3	$8.5	$(2.2)
Product development	$1.8	$2.5	$(0.7)
Amortization	$0.0	$0.1	$(0.1)

Total	$32.7	$33.7	$(0.9)

Operating Expenses as a % of Revenue	For the Year Ended December 31,
	2010	2009	Variance
Marketing and sales	68.5%	81.9%	-13.4%
General and administrative	17.5%	30.8%	-13.2%
Product development	5.1%	9.1%	-4.0%
Amortization	0.1%	0.4%	-0.3%

Total	91.3%	122.1%	-30.9%

Operating expenses for the three and nine months ended September 30, 2011 and 2010, were as follows (in millions):

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2011	2010	Variance	2011	2010	Variance
Marketing and sales	$5.4	$7.0	$(1.6)	$16.5	$18.1	$(1.6)
General and administrative	$1.9	$1.5	$0.4	$5.4	$4.7	$0.7
Product development	$0.2	$0.4	$(0.2)	$0.8	$1.5	$(0.7)

Total	$7.5	$8.9	$(1.5)	$22.7	$24,270	$(1.6)

Operating Expenses as a % of Revenue	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2011	2010	Variance	2011	2010	Variance
Marketing and sales	85.9%	72.0%	13.9	74.5%	68.7%	5.8
General and administrative	29.6%	15.0%	14.6	24.3%	17.8%	6.4
Product development	3.0%	4.2%	(1.1)	3.7%	5.7%	(2.0)

Total	118.6%	91.1%	27.4	102.4%	92.2%	10.2

Marketing and Sales

Marketing and sales expense consists primarily of customer acquisition costs, which are derived from a mix of online marketing channels Vertro uses to enable it to acquire users and also includes payroll expense and benefits related to individuals within this category.

Marketing and sales expense increased approximately $2.0 million for the year ended December 31, 2010, to $24.6 million compared to $22.6 million for the same period in 2009. The year over year increase was related primarily to an increase in customer acquisition costs of $2.0 million used primarily to attract users of Vertro’s ALOT brand.

Marketing and sales expense decreased approximately $1.6 million for the three months ended September 30, 2011, to $5.4 million as compared to $7.0 million for the same period in 2010. Customer acquisition costs used to promote our ALOT products decreased $1.4 million in the three months ended September 30, 2011, as compared to the same period in the prior year.

Marketing and sales expense decreased approximately $1.6 million for the nine months ended September 30, 2011, to $16.5 million as compared to $18.1 million for the same period in 2010. Customer acquisition costs used to promote our ALOT products decreased approximately $1.0 million in the nine months ended September 30, 2011, as compared to the same period in the prior year.

Variances for the three months and nine months ended September 30, 2011 and 2010, respectively, were primarily due to challenges Vertro experienced in achieving cost effective distribution of its ALOT products as Vertro was unable to acquire its targeted number of users at desired prices. However, during the three months ended September 30, 2011, the roll out of Vertro’s new Homepage product began to show significant increases in expected lifetime values per user over recent trends. Based on these expected lifetime values, Vertro continued to spend throughout the whole quarter under the assumption that most of the benefits of this spend would be received over the lifetime values of the users in subsequent quarters. Customer acquisition costs are recognized in the period in which they are spent, but the users monetize over a lifetime longer than the current period.

General and Administrative

General and administrative expense consists primarily of: payroll and related expenses for executive and administrative personnel; fees for professional services; costs related to leasing, maintaining, and operating Vertro’s facilities; travel costs for administrative personnel; insurance; depreciation of property and equipment not related to search serving or product development activities; expenses and fees associated with the reporting and other obligations of a public company; bad debts; and other general and administrative services. Fees for professional services include amounts due to lawyers, auditors, tax advisors, and other professionals in connection with operating Vertro’s business, litigation, and evaluating and pursuing new opportunities.

General and administrative expenses decreased by $2.2 million in the year ended December 31, 2010, to $6.3 million compared to $8.5 million for the same period in the previous year. Decreases contributing to this variance include: consulting services ($1.5 million); salaries, benefits, and other employee expenses, including share-based compensation ($0.5 million); technology ($0.1 million); general and corporate office ($0.2 million)

and insurance ($0.3 million); offset by an increase in finance cost ($0.4 million). These cost reductions were indirectly related to Vertro’s sale of its MIVA Media Assets in March 2009, which continued to have an impact in 2010. For the most part, Vertro’s office related expenses and share based compensation are directly related to the number of people that it employs, and that number was significantly reduced in 2009. The smaller size and less complex structure of Vertro’s continuing operations had the effect of reducing costs for legal, accounting, and other consulting fees, as well as insurance costs. Currently there are no plans for an employee expansion in 2011 or significant changes to the size and complexity of Vertro’s business.

General and administrative expenses increased by $0.4 million in the three months ended September 30, 2011, to $1.9 million as compared to $1.5 million for the same period in the previous year. The increase contributing to this variance related to an increase in amortization costs of $0.2 million and a $0.3 million accrual for rent expense related to the cease-use of Vertro’s former MIVA Media headquarters in Florida; offset by a decrease in consulting expense of $0.1 million.

General and administrative expenses increased by $0.7 million in the nine months ended September 30, 2011, to $5.4 million as compared to $4.7 million for the same period in the previous year. Increases contributing to this variance included: amortization costs of $0.2 million; a $0.3 million accrual for rent expense related to the cease-use of Vertro’s former MIVA Media headquarters in Florida; and employee costs of $0.2 million.

Product Development

Product development expense consisted primarily of: payroll and related expenses for personnel responsible for the development and maintenance of features, enhancements, and functionality for Vertro’s proprietary services; and depreciation for related equipment used in these activities.

Product development expenses decreased by $0.7 million in the year ended December 31, 2010, to $1.8 million compared to $2.5 million for the same period in the previous year due primarily to reduced employee related costs from streamlining operations.

Product development expense decreased by $0.2 million in the three months ended September 30, 2011, to $0.2 million as compared to $0.4 million for the same period in the previous year due to the capitalization of employee related costs associated with new product development.

Product development expense decreased by $0.7 million in the nine months ended September 30, 2011, to $0.8 million as compared to $1.5 million for the same period in the previous year due to the capitalization of employee related costs associated with new product development.

Amortization

Amortization expense was primarily related to the amortization of capitalized software costs. Amortization expense recorded for the year ended December 31, 2010, decreased by 80% from 2010 to 2009. These decreases were attributed to an overall reduction in Vertro’s intangible asset base eligible for amortization.

Other Income, Net

Vertro had other income, net, of approximately $0.32 million for the year ended December 31, 2010, which related primarily to the sale of a domain name, compared to $0.29 million in the prior year relating to the sale of a patent.

Exchange Rate Gain

Vertro recognized an immaterial exchange rate gain during the three months ended September 30, 2011, as compared to an exchange rate gain of $0.05 million recognized in the same period of 2010. Vertro discontinued its European operations (EU) in March 2009. However, Vertro retained certain financial assets and liabilities that were contained within the related Vertro owned European legal entities whose liquidation began in 2010 and continued into 2011. Given this structure, the U.S. dollar became the functional currency for the EU entities causing us to record exchange rate changes in our consolidated statement of operations. Most of the exchange rate gain relates to the outstanding intercompany loans between the EU subsidiaries and Vertro’s U.S. parent corporation that previous to the discontinuation of operations were recognized in Accumulated Other Comprehensive Income. Nominal exchange rate gains and losses occur in current ALOT operations.

Discontinued Operations

On March 12, 2009, with the exception of certain retained assets and liabilities, Vertro sold the assets, net of liabilities assumed, of its MIVA Media business for cash consideration of approximately $11.6 million and post-closing adjustments, estimated at approximately $0.7 million, which resulted in a gain on sale of approximately $6.9 million during the quarter ended March 31, 2009. Vertro incurred approximately $1.3 million of legal and financial advisory fees in connection with the sale of the MIVA Media division, which are included in the net gain on sale. During the three months ending June 30, 2009, Vertro successfully executed an agreement with Adknowledge to assign a software license lease at a gain that was partially offset by other post-sale adjustments resulting in a net additional gain on sale of $0.2 million. The decision to divest the MIVA Media business was due primarily to inconsistencies between the division’s products and services and Vertro’s current and future strategic plan.

Income from discontinued operations was $1.0 million for the year ended December 31, 2010, compared to a loss of $3.5 million for the same period in the previous year. The income from discontinued operations in 2010 was primarily a result of the liquidation of Vertro’s EU entities and the related write-off’s. The losses in 2009 included approximately a $2.9 million in MIVA Media operating losses incurred up to the date of sale on March 12, 2009, plus wind down costs incurred for the remainder of the year, restructuring charges of approximately $0.3 million primarily related to severance expense resulting from the termination of the Senior Vice President of MIVA Media, and exchange losses of approximately $0.3 million.

Discontinued operations had a gain for the three months ended September 30, 2011, of $13.0 million, and a nominal gain for the three months ended September 30, 2010. Discontinued operations had a gain for the nine months ended September 30, 2011, of $12.9 million, and a gain of $0.8 million for the nine months ended September 30, 2010. The gain for the nine months ended September 30, 2011 resulted primarily from the release of accumulated comprehensive income to the Condensed Consolidated Statement of Operations (Unaudited) as the related foreign entity net assets of the former MIVA Media EU operations have been substantially liquidated.

As a result of the MIVA Media sale, Vertro terminated EU centered operations and all operations are now centered in the U.S. As a result, the U.S. dollar subsequently became the functional currency for all operations. Effective April 1, 2009, Vertro records all current foreign currency translation adjustments in income (loss) from continuing operations. The balance of foreign currency translation adjustments accumulated through the date of sale, will be reflected in discontinued operations when the net retained assets of the foreign subsidiaries are substantially liquidated.

Income Taxes

For the years ended December 31, 2010 and 2009, Vertro recorded the following income tax provision (benefit) (in thousands, except percentages):

	For the Year Ended December 31,
	2010	2009
Provision (benefit) for taxes	$(368)	$(285)
Income (loss) before provision for income taxes	$1,491	$(8,026)

Effective tax rates	-24.7%	3.6%

The primary reasons for the relationship of income tax (benefit) to pretax income in 2010 was the result of expected utilization of net operating loss (NOL) carry-forwards and a net decrease in Vertro’s liability for uncertain tax positions. The net decrease in Vertro’s liability for uncertain tax positions resulted from the release of a $0.8 million liability previously recorded with respect to certain transfer pricing adjustments reported on its foreign tax returns, net of $0.4 million of newly recorded uncertain tax positions related to certain domestic tax filings. The tax benefit recorded in 2009 results from a federal tax receivable of $0.3 million originating from the carry-back of a 2008 net operating loss that became available in 2009 due to changes in tax carry-back regulations, net of the additional interest of $54 thousand accrued in 2009 related to Vertro’s liability for uncertain tax positions.

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities, loss carry-forwards, and tax credit carry-forwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized after considering the positive and negative evidence as set forth in ASC 740. This also requires Vertro to make estimates of its future taxable results by taxable jurisdiction and to evaluate tax-planning strategies.

Income tax expense for the three and nine months ended September 30, 2011, was $0.01 million and $0.06 million, respectively, as compared to $0.01 million and $0.06 million in income tax expense in the same periods in 2010, respectively. Income taxes are primarily due to the interest expense on the liability for uncertain tax positions.

At December 31, 2010, Vertro has recorded deferred tax assets of $28.2 million offset by valuation allowances of $27.7 million, and deferred tax liabilities of $0.5 million. Included in deferred tax assets at December 31, 2010, is $24.8 million related to the tax benefits of net operating loss (NOL) carry-forwards. The NOL carry-forwards include $59.0 million of gross Federal NOL in the U.S. of which some may be subject to limitations pursuant to Internal Revenue Code Section 382. A large portion of the U.S. NOL was generated as a result of current operations from 2006 to 2009, and is not expected to be limited in usage. Vertro has U.K. NOL carry-forwards of $10.0 million. As of December 31, 2010, the deferred tax assets from all remaining NOLs are fully offset by valuation allowances or deferred tax liabilities. Upon the adoption of accounting guidance for business combinations on January 1, 2009, subsequent releases, if any, of valuation allowances established for deferred tax assets resulting from net operating loss carry-forwards at the time of acquisition will be recorded as a reductions of the income tax provision.

The effective tax rate is impacted by a variety of estimates, including the amount of income expected during the remainder of the fiscal year, the combination of that income between foreign and domestic sources, and expected utilization of tax losses that have a full valuation allowance.

Net (Income) Loss

As a result of the factors described above, Vertro generated income from continuing operations of $1.9 million and a loss of $7.7 million for the years ended December 31, 2010 and 2009, respectively. The basic and diluted earnings per share from continuing operations for the year ended December 31, 2010, were $0.27 and $0.26, respectively, and for the same period in the prior year, were each a loss of $0.23.

Weighted average common shares used in the earnings per share computation increased 0.2 million shares for basic and 0.5 million share for diluted from 6.7 million shares for both basic and diluted for the year ended December 31, 2009, to 6.9 million basic and 7.2 million diluted shares for the year ended December 31, 2010. This increase was primarily attributed to the sale of 0.13 million shares of common stock in June 2010, and a net of 0.14 million shares resulting from the vesting of restricted stock units.

As a result of the factors described above, Vertro incurred a loss from continuing operations of $1.6 million and generated income of $0.4 million for the three months ended September 30, 2011 and 2010, respectively, which represents diluted earnings (loss) per weighted average outstanding share of $(0.22) and $0.05, respectively. For the nine months ended September 30, 2011 and 2010, respectively, Vertro generated a loss from continuing operations of $2.0 million and a gain of $1.1 million, respectively, that represents diluted earnings per weighted average outstanding share of $(0.27) and $0.15, respectively.

Weighted average common shares used in the diluted earnings per share computation increased 0.32 million and 0.32 million from 7.19 million shares and 7.18 million shares for the three and nine months ended September 30, 2010, to approximately 7.52 million and 7.50 million for the three and nine months ended September 30, 2011.

Liquidity and Capital Resources

As of December 31, 2010, Vertro had a total unrestricted cash of $6.4 million. This represents a $1.6 million or 33% increase from the total cash of $4.8 million at December 31, 2009. The increase in cash was primarily due to increased revenues and overall accounts payable management.

As of September 30, 2011, Vertro had total unrestricted cash of $4.0 million. This represents a $2.4 million or 38% decrease from the total cash of $6.4 million at December 31, 2010, and a decrease of $0.8 million or 17% from June 30, 2011. The decrease in cash was due to cash used from operating activities of $0.9 million, cash used in investing activities of $1.3 million, and cash used in financing of $0.2 million.

Operating Activities

Net cash provided by operations totaled $1.7 million in the year ended December 31, 2010. Cash flow from operations can be understood by starting with the amount of net income or loss and adjusting that amount for non-cash items and variations in the timing between revenue recorded and revenue collected, and between expenses recorded and expenses paid. Net income of $2.9 million included non-cash items of compensation expense based on equity grants other than cash ($1.0 million) and depreciation and amortization ($0.1 million) offset by a gain on sale of a domain name ($0.3 million) and recovery of doubtful accounts ($0.1 million). Cash generated by operations generated cash before the effect of timing differences was $3.6 million. With respect to revenue, the amount collected was less than the amount recorded ($0.3 million increase in accounts receivable) offset by a decrease in revenue previously collected but deferred ($0.03 million). With respect to expenses, the amount paid exceeded the amount recorded ($1.7 million).

Net cash used in operations totaled $9.2 million in the year ended December 31, 2009. The net loss ($4.1 million) included non-cash items of, depreciation and amortization ($0.5 million), write-off the deferred finance costs ($0.6 million), compensation expense based on equity grants rather than cash ($1.8 million), offset by gains on the sale of one of Vertro’s patents ($ 0.4 million) and the gain on sale of business ($7.1 million). Thus, the cash used in operations before the effect of timing differences was ($8.3 million). With respect to revenue, the amount collected was more than the amount recorded ($4.8 million decrease in accounts receivable) partially offset by the increase in the income taxes receivable ($0.1 million). With respect to expenses, the amount paid was more than the amount recorded by $5.6 million.

Net cash used in operations totaled $0.9 million for the nine months ended September 30, 2011. Cash flow from operations can be understood by starting with the amount of net income or loss and adjusting that amount for non-cash items and variations in the timing between revenue recorded and revenue collected, and between expenses recorded and expenses paid. Net income of $10.9 million included expenses that did not require cash, including equity based compensation ($0.53 million) and depreciation and amortization ($0.40 million), and income on gain on reversal of other comprehensive income that did not provide cash ($12.9 million) resulting in operations providing cash before the effect of timing differences of $1.2 million. With respect to timing differences, revenue collected exceeded revenue recorded ($0.8 million) and expenses paid exceeded expenses recorded ($0.6 million).

Net cash used in operations totaled $1.5 million for the nine months ended September 30, 2010. Net income of $1.8 million included expenses that did not require cash, including provisions for depreciation and amortization ($0.04 million) and equity based compensation ($0.65 million). Income items that did not provide cash included a foreign exchange gain ($0.12 million), a gain on sale of a domain ($0.29 million) and a doubtful account recovery ($0.11 million). Thus, operations provided cash before the effect of timing differences of $2.0 million. With respect to timing differences, revenue recorded exceed revenue collection ($0.57 million) and expenses paid exceeded expenses recorded ($0.06 million).

Investing Activities

Net cash used in investing activities totaled approximately $0.3 million during the year ended December 31, 2010. Cash was used in the purchase of property and equipment and intangible assets ($0.3 million) and ($0.6 million) and the purchase of treasury stock ($0.2 million); offset by the nets proceeds from the sale of a domain ($0.3 million) additional proceeds from the MIVA Media sale ($0.3 million), and proceeds from the return of security deposits ($0.2 million).

Net cash provided by investing activities totaled approximately $11.6 million during the year ended December 31, 2009. Cash was provided by the net proceeds from the sale of the MIVA Media business ($9.8 million), the sale of a patent ($0.4 million), and cash released from restriction as collateral for the secured line of credit arrangement with Bridge Bank ($2.0 million) offset by restricted cash to secure the credit limit for credit cards ($0.2 million) and the purchase of fixed assets ($0.3 million).

Net cash used in investing activities totaled approximately $1.3 million for the nine months ended September 30, 2011. Cash was used in the purchase of equipment ($0.10 million), and capitalized software development costs ($1.2 million).

Net cash provided by investing activities totaled approximately $0.5 million for the nine months ended September 30, 2010. Cash was provided by: the net proceeds from the sale of a patent ($0.3 million), additional proceeds from the MIVA Media sale ($0.3 million) and proceeds from the collection of security deposits ($0.2 million), offset by the purchase of capital assets ($0.07 million).

Financing Activities

Net cash provided by financing activities totaled approximately $0.2 million during the year ended December 31, 2010, which was provided by the net proceeds from the sale of Vertro’s common stock to Red Oak Fund, LP and Pinnacle Fund, LLLP.

Net cash used in financing activities totaled approximately $4.5 million during the year ended December 31, 2009. This use of cash consisted of a repayment of a secured line of credit agreement with Bridge Bank ($4.4 million) and payments on a capital lease obligation ($0.2 million).

Net cash used in financing activities totaled $0.2 million for the nine months ended September 30, 2011. Cash was used in the purchase of treasury stock ($0.2 million).

Net cash provided by financing activities totaled $0.2 million for the nine months ended September 30, 2010. Cash was provided by the sale of common stock.

Liquidity

Vertro currently anticipates that its net working capital of approximately $1.7 million along with cash flows from operations will be sufficient to meet its expected liquidity needs for working capital and capital expenditures over at least the next 12 months.

Vertro may seek additional capital through the issuance of debt or equity to fund working capital, expansion of its business and/or acquisitions, or to capitalize on market conditions. As Vertro requires additional capital resources, it may seek to sell additional equity or debt securities or look to enter into a new revolving loan agreement. The sale of additional equity or convertible debt securities could result in additional dilution to existing stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to Vertro, if at all.

In the ordinary course of business, Vertro has provided indemnifications of varying scope and terms to advertisers, advertising agencies, distribution partners, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, including the executed MIVA Media sale in 2009, services to be provided by Vertro, and from intellectual property infringement claims made by third parties. Vertro may have future liabilities for some of these MIVA Media related indemnifications even though it has sold that division. In addition, Vertro has entered into indemnification agreements with its directors and certain of its officers that will require Vertro, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Vertro also has agreed to indemnify certain former officers, directors, and employees of acquired companies in connection with the acquisition of such companies. Vertro maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors and officers and former directors, officers, and employees of acquired companies, in certain circumstances.

At this time, it is not possible to determine any potential liability under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, Vertro has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements. If a need arises to fund any of these indemnifications, it could have an adverse effect on Vertro’s liquidity.

Vertro’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described in the section titled “Risk Factors,” beginning on page 21.

Contractual Obligations

Operating leases

Vertro’s primary administrative, sales, customer service, and technical facilities are in a leased office facility in New York. Its New York office is approximately 10,700 square feet, and the lease expires in January 2016.

Vertro also leases approximately 10,940 square feet in Fort Myers, Florida, that served primarily as its headquarters and operations center for MIVA Media and the lease will expire in November 2012. Vertro subleases portions of its Fort Myers facility as set forth below.

Sublease income

In March 2009, in conjunction with the MIVA Media Sale, Vertro sublet one floor in its office located in Fort Myers, Florida to the buyer with the intent to convert into a sublease agreement upon receipt of landlord consent. The term of the license agreement commenced on March 13, 2009, and it is expected to end on November 30, 2012. The sublease payments are expected to be received over this term.

From August 2007 until December 2009, Vertro had entered into a sublease agreement with an unrelated party to sublease approximately 20,000 square feet of its office located in Fort Myers, Florida. In December 2009, the lease was amended whereby the landlord entered into a direct lease arrangement with Vertro’s sublessor, thereby relieving Vertro of any further contractual obligation for this space.

In February, 2006 Vertro, through its then Searchfeed subsidiary, entered into a lease for office space in Bridgewater, New Jersey with an expiration date in February 2011. In December 2008, a sublease was executed between Vertro and an unrelated party for the remaining life of the lease. The sublease payments have been received over this term.

Guaranteed Royalty Payments

Vertro had minimum contractual payments as part of its royalty bearing non-exclusive license to certain Yahoo! patents that were used in its Media operations, paid quarterly through August 2010. In addition, Vertro may have ongoing royalty payments based on its use of those patents. Vertro is not currently using these patents in its operations.

The following table illustrates the above future commitments as of December 31, 2010:

	Payments due by Period (in thousands)
	2011	2012	2013	2014	2015	Thereafter
Operating Leases	$949	$923	$516	$533	$549	$47
Sublease Income	(207)	(189)	—	—	—	—

	$742	$734	$516	$533	$549	$47

Use of Estimates and Critical Accounting Policies

This management’s discussion and analysis of financial condition and results of operations is based on Vertro’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When preparing its consolidated financial statements, Vertro makes estimates and judgments that affect the reported amounts on its balance sheets and income statements, and its related disclosure about contingent assets and liabilities. Vertro continually evaluates its estimates, including those related to allowance for doubtful accounts and valuation allowance for deferred tax assets. Vertro bases its estimates on historical experience and on various other assumptions that it believes are reasonable in order to form the basis for making judgments about the carrying values of assets and liabilities that are not readily ascertained from other sources. Different results would be obtained if alternative assumptions or conditions are used and actual results will differ from these estimates and those differences may be material.

Revenue

When an ALOT user clicks on a sponsored advertisement which is routed to a distribution partner’s network, revenues and related profit are recognized in the amount of ALOT’s share of the partner’s fee. Non-click-through-related revenue from ALOT resulting from a variety of search-related applications is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

Allowance for Doubtful Accounts

Vertro maintains allowances for doubtful accounts for estimated losses resulting from non-payments by its billable customers and partners. A relatively small allowance for doubtful accounts has been recorded for continuing operations since there is minimal delinquency for all the customer accounts. The discontinued operations allowance for the year ending December 31, 2009, primarily related to all of the retained EU trade receivables which were considered uncollectible and resulted in a full allowance against these receivables. With the sale of the MIVA Media in March 2009, Vertro retained the EU receivable accounts and their related allowances. Subsequent to the sale, Vertro was able to collect a portion of those receivables and the remainder was deemed uncollectable and written-off. The total allowance for doubtful accounts was approximately $0.01 million and $0.68 million as of December 31, 2010 and 2009, respectively, of which $0.01 million and $0.02 million, respectively, related to the allowance for doubtful accounts associated with continuing operations.

The allowance for doubtful accounts is an estimate calculated based on an analysis of current business and economic risks, customer credit-worthiness, specific identifiable risks such as bankruptcies, terminations, or discontinued customers, or other factors that may indicate a potential loss. The allowance is reviewed on a periodic basis to provide for all reasonably expected losses in the receivable balances and an expense is recorded using a reserve rate based on the age of outstanding accounts receivable or when it is probable that a certain receivable will not be collected. An account may be determined to be uncollectible if all collection efforts have been exhausted, the customer has filed for bankruptcy and all recourse against the account is exhausted, or disputes are unresolved and negotiations to settle are exhausted. This uncollectible amount is written off against the allowance. If Vertro’s billable customers’ ability to pay its invoices were to suffer, resulting in the likelihood that Vertro would not be paid for services rendered, additional allowances may be necessary, which would result in an additional general and administrative expense in the period such determination was made.

Historically, Vertro’s actual results have been consistent with these allowances. However, future changes in trends could result in a material impact to future consolidated statement of income and cash flows. Based on the results of Vertro’s continuing operations for the year ended December 31, 2010, a 25 point basis deviation from Vertro’s estimates would have had a minimal effect on operating income.

Impairment Evaluations

Vertro evaluates the recoverability of long-lived assets, including property, plant, and equipment and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Vertro performs indefinite-lived impairment tests on an annual basis or more frequently in certain circumstances, if necessary. Factors considered important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets, or the strategy for the overall business, significant decrease in the market value of the assets, declines in Vertro’s market capitalization below its book value, and significant negative industry or economic trends. When Vertro determines that the carrying amount of long-lived assets may not be recoverable based on the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount of a long-lived asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value.

Share-Based Compensation

Vertro accounts for share-based compensation based on the award’s fair value as calculated by option-pricing models and is recognized as expense over the requisite service period. The option-pricing models require various highly judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the models change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.

Vertro has elected to adopt the alternative transition method for calculating the tax effects of share-based compensation pursuant to ASC 718 and ASC 505-50. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee share-based compensation awards.

Legal Contingencies

Vertro is subject to lawsuits and other claims related to its business and operations. Periodically, Vertro reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, Vertro accrues a liability for the estimated loss. Accruals are based on the best information available at the time. As additional information becomes available, Vertro reassess the potential liability related to pending claims and might revise its estimates. The lawsuits against Vertro could result in material losses for it, both as a result of paying legal defense costs and any damages that may result if Vertro is unsuccessful in its defense.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Board of Directors and Management of Inuvo Following the Merger

At the effective time of the merger, the board of directors of Inuvo will be increased to seven members and will include three members who served on Inuvo’s board of directors prior to the merger and three members who served on Vertro’s board of directors prior to the merger. Inuvo and Vertro anticipate that the members of the board of directors will be Messrs. Howe, Morgan, Pope, Corrao, Durrett, and Dr. Goldberg, and a seventh director to be mutually determined by Inuvo and Vertro.

Inuvo’s board of directors, which is presently comprised of five members, is divided into three classes, Class I, Class II and Class III, as equal in number as possible. Directors are elected to serve for a term of three years, or until their earlier resignation or removal. Messrs. Howe and Morgan, who will be continuing directors of Inuvo after the merger, are Class I directors whose terms expire at Inuvo’s 2012 annual meeting of stockholders. Mr. Pope, who will also be continuing as a director of Inuvo after the merger, is a Class II director whose term expires at Inuvo’s 2013 annual meeting of stockholders. Messrs. Tuchman and Balousek, who will not be continuing as directors of Inuvo after the merger, are Class III directors whose terms were to expire at Inuvo’s 2014 annual meeting of stockholders. Inuvo and Vertro will agree prior to closing the merger under which classes Inuvo’s new directors will serve.

At the effective time of the merger, Mr. Howe, the president and chief executive officer of Inuvo, will become the executive chairman of Inuvo; Mr. Ruiz, the current chief financial officer of Inuvo, will continue serving as the chief financial officer of Inuvo; Mr. Corrao, the president and chief executive officer of Vertro, will become the chief executive officer and president of Inuvo; and Mr. Pisaris, the general counsel of Vertro, will become the general counsel of Inuvo.

The following biographical information for each expected executive officer and director of Inuvo at the effective time of the merger includes a description of the business experience and qualifications of each director that led to the conclusion he or she should serve or continue serving as a director of Inuvo.

Inuvo Board of Directors

Richard K. Howe, age 49, has been a member of the Inuvo board of directors and has served as president and chief executive officer since November 2008. Previously Mr. Howe served as chief marketing/business strategy and M&A officer at Axciom Corporation (NasdaqGS: ACXM), a provider of management information solutions, which he joined in 2004. From 2001 to 2004, he was with Fair Isaac & Company, where he most recently served as general manager of that company’s global marketing services (GMS) unit. Mr. Howe earned a bachelor’s degree with distinction in structural engineering from Concordia University, Canada, and he earned his master’s degree in engineering from McGill University, Canada. Mr. Howe has a track record as a successful high-technology operating and marketing executive in data, analytics, and marketing services as a result of building and/or running over a dozen businesses in five countries, and his service as a board member for the non-profit organization Business for Diplomatic Action.

Charles Morgan, age 68, has been a member of the Inuvo board of directors since June 2009. He is an investor in Bridgehampton Arbitrage LLC and an equity owner of Bridgehampton Capital Management LLC. Currently, he is an acting partner of Bridgehampton Capital Management LLC. Mr. Morgan has extensive experience managing and investing in both private and public companies including Acxiom Corporation (NasdaqGS: ACXM), an information services company he helped grow from an early stage company to $1.4 billion in revenues during his tenure as chief executive officer from 1975 to 2008. Mr. Morgan was employed by IBM as a systems engineer for six years prior to joining Acxiom, and he holds a mechanical engineering degree from the University of Arkansas. In addition, Mr. Morgan has served on the board and in various leadership roles with the Direct Marketing Association (DMA) throughout his career, serving in 2001 as chairman of the DMA board. Mr. Morgan also serves as a member and is the past chairman of the board of trustees of Hendrix College. Mr. Morgan received a B.A. in Mechanical Engineering from the University of Arkansas. Mr. Morgan has a successful track record as a high-technology executive in data, analytics, outsourcing and marketing services with a network of relationships worldwide as a result of building a billion dollar annual revenue enterprise as chairman and chief executive officer.

Charles Pope, age 60, has been a member of the Inuvo board of directors since September 2008. He has served as chief operating officer and chief financial officer of The Palm Bank, a community bank in Tampa, Florida, since June 2009. From 2007 through 2009, Mr. Pope served as chief financial officer of and a consultant to Aerosonic Corporation, a manufacturer of aircraft instruments and displays. From February 2005 through April 2007, Mr. Pope served as chief financial officer for Reptron Manufacturing, a manufacturer of electronic services and engineering services. From April 2002 until February 2005, Mr. Pope served as chief financial officer for SRI/Surgical, a provider to hospitals of reusable and disposable products used in surgical procedures. Previously, Mr. Pope served as chief financial officer for UTEK Corporation, a business development company that acquires and funds the development of new university technologies. Since February 2010, Mr. Pope has been a member of the board of directors of UTEK Corporation and is chairman of its audit committee. Mr. Pope was with PricewaterhouseCoopers LLP and left as a partner. Mr. Pope holds a B.S. in economics and accounting from Auburn University, and he is a certified public accountant in Florida. Mr. Pope has a track record as a successful chief financial officer and board member with decades of experience in public company accounting and finance.

Peter A. Corrao, age 57, has been a director and chief executive officer of Vertro since April 2006. From September 2005 to April 2006, Mr. Corrao served as chief operating officer of Vertro and prior to that served as chief executive officer and a consultant for Bluestreak.com, Inc., a marketing corporation, from September 2001 to January 2005. Mr. Corrao has significant general business, management, and Internet expertise as a result of his chief executive officer and chief financial officer experience.

Joseph P. Durrett, age 66, has been a director of Vertro since August 2006. Mr. Durrett has been chairman of PromoWorks, a marketing corporation, since November 2008, and president of Jocabos Brands, a marketing corporation since January 2008. Mr. Durrett has been a partner of PrimeGenesis, a management consulting organization, since April 2008. Mr. Durrett was a consultant to TA Associates Private Equity Firm from March 2008 to December 2008 and was senior advisor and investor for Madden Communications, a marketing organization, from August 2004 to August 2006. Prior to that, Mr. Durrett was presiding rights agent for Information Resources, Inc. Contingent Value Rights Trust, an independent trust, from December 2003 to August 2006, and chairman, president, and chief executive officer of Information Resources, Inc., a technology corporation, from May 1999 to January 2004. Mr. Durrett has significant general business, management, finance, and marketing expertise as a result of his numerous leadership roles with finance and marketing organizations.

Dr. Adele Goldberg, age 66, has been a director of Vertro since August 2006. Dr. Goldberg is the founder and has been a director of Neometron, Inc., a consulting corporation, since January 2001. From January 2002 to June 2006, Dr. Goldberg served as chief technology officer and new development management of Agile Mind, Inc., a technology corporation. Dr. Goldberg was chief information officer for Celtic Pharma Development Services, a technology corporation, from July 2005 to September 2008. Dr. Goldberg has a Ph.D. in computer science with expertise in designing computer-delivered applications and was the founder and former chief executive officer and chairman of ParcPlace Systems (NASDAQ:PARC), a technology company. Dr. Goldberg has significant management and technology expertise as a result of her education and board member and chief executive officer experience.

Inuvo Executive Officers

In addition to Mr. Corrao and Mr. Howe, the following individuals are expected to serve as executive officers of Inuvo at the effective time of the merger.

Wallace D. Ruiz, age 60, has served as Inuvo’s chief financial officer since June 2010. From 2005 until April 2009, Mr. Ruiz was chief financial officer and treasurer of SRI Surgical Express, Inc. (NasdaqGM: STRC), a Tampa, Florida provider of central processing and supply chain management services. From 1995 until 2004 he was chief financial officer of NovaDigm, Inc., a Nasdaq-listed developer and worldwide marketer of enterprise infrastructure and software services that was acquired by Hewlett-Packard Company in 2004. Mr. Ruiz received a B.S. in Computer Science from St. John’s University and a M.B.A. in Accounting and Finance from Columbia University. Mr. Ruiz is a certified public accountant.

John B. Pisaris, age 45, has served as general counsel of Vertro since October 2004. From February 2004 to September 2004, Mr. Pisaris served as vice president of legal of Vertro, and prior to that was a partner at Porter Wright Morris & Arthur, LLP, a law firm, from January 2002 to January 2004.

Director Independence

Other than Mr. Corrao and Mr. Howe, who will serve as executive officers of Inuvo at the effective time of the merger, none of the expected directors of Inuvo at the effective time of the merger are expected to have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and each is expected to be an “independent director” as defined in the NYSE Amex Company Guide. In determining the independence of its directors, the Inuvo board of directors has adopted independence standards specified by applicable laws and regulations of the SEC and the listing standards of the NYSE Amex. In making the determination of the independence of its directors, the Inuvo board of directors considers all known transactions in which Inuvo and any director has any interest.

Transactions with Related Persons

There have been no transactions since January 1, 2010, nor are there any currently proposed transactions in which Inuvo or Vertro was or is to be a participant in which any related person of Inuvo or Vertro, respectively, had or will have a direct or indirect material interest.

Director Compensation

Inuvo Board of Directors

Members of the Inuvo board of directors who are also executive officers of Inuvo do not receive any compensation for their services as a member of the board of directors. Each independent member of the board of directors receives $2,000 per month, plus reimbursement for travel and lodging expenses. Each independent director serving as chairman of a board committee, other than the chairman of the board, is paid an additional retainer equal to $2,000 per month. Inuvo’s chairman of the board is paid an additional retainer of $6,000 per month. Further, each independent member of the board of directors is paid a per diem fee equal to:

•	$1,500 for each day physically spent at a company board or committee meeting, provided that in no case, may the per diem fee exceed one day for each in-person meeting; and

•	$2,000 for each day spent on general company business, provided that the aggregate per diem fees will not exceed $60,000 per annum.

Mr. Howe does not receive any compensation for his services as a member of the Inuvo board of directors. The following table provides information concerning the compensation paid to Inuvo’s independent directors for their services as members of the board of directors for 2011. The information in the following table excludes any reimbursement of travel and lodging expenses which Inuvo may have paid.

	Director Compensation
Name (a)	Fees earned or paid in cash ($) (b)	Stock awards ($) (c)	Option awards ($) (d)(1)	Non-equity incentive plan compensation ($) (e)	Nonqualified deferred compensation earnings ($) (f)	All other compensation ($) (g)	Total ($) (h)
Mitch Tuchman	85,000	31,993	19,040	0	0	0	136,033
Jack Balousek	43,000	15,992	19,040	0	0	0	78,032
Charles Pope	43,000	15,992	19,040	0	0	0	78,032
Charles Morgan	23,000	7,993	19,040	0	0	0	50,033

(1)	The amounts included in the “Option Awards” column represent the aggregate grant date fair value of the stock options granted to directors during 2011, computed in accordance with ASC Topic 718. The value of the securities reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 assuming the following weighted averages:

Expected life (in years)	4.0
Volatility	178.94%
Discount rate - bond equivalent rate	1.66%
Annual rate of quarterly dividends	0.00

Vertro Board of Directors

Directors who are Vertro employees do not receive any compensation for service as members of the Vertro board of directors. Vertro reimburses its non-employee directors for reasonable out-of-pocket expenses incurred in connection with attendance at board meetings, committee and stockholder meetings, director education courses, and seminars and other business of Vertro. The table below shows the compensation earned by Vertro’s non-employee directors during fiscal year 2010 who are expected to be directors of Inuvo at the effective time of the merger:

Name	Fees earned or paid in cash ($)	Stock awards ($) (1)	Total ($)
Joseph P. Durrett (2)	$33,750	$49,300	$83,050
Dr. Adele Goldberg (3)	$33,250	$49,300	$82,550

(1)	Represents the aggregate grant date fair value in accordance with FASB ASC Topic 718. The fair value of our service based RSUs is the quoted market price of our common stock on the date of grant. Further, we utilize a Monte Carlo simulation model to estimate the fair value and compensation expense related to our market condition performance based RSUs.
(2)	Mr. Durrett had 2,500 RSUs outstanding as of December 31, 2011.
(3)	Dr. Goldberg had 2,500 RSUs outstanding as of December 31, 2011.

Effective July 1, 2009, the Vertro board of directors adopted and approved an amended and restated policy for compensation for independent members of the board of directors. Under the policy, for their service on the board, independent board members are to be given an annual RSU grant, an annual cash retainer, and cash meeting stipends for participation in board and committee meetings. The annual RSU grant is for 10,000 shares. The RSUs vest at the rate of one-quarter of the total on April 1, July 1, October 1 and January 1 following the grant date. If an individual is no longer an independent member of the board of directors or leaves the board after January 1, the RSU grant will be adjusted to a fractional portion based on the number of full months in which the individual was on the board and independent in a year and the denominator of which is 12. In the case of a new board member, quarterly vesting will be based on the relative number of months to be served in the respective quarters of the remaining calendar year. In the case of a departing board member, the number of shares that will vest in the last quarter of service will be a fraction of the number of shares that otherwise would have vested, the numerator of which will be the number of full months of service during the quarter and the denominator of which is three. Any RSUs that are unvested as of the date of termination of service as a director are automatically forfeited.

The annual cash retainer that Vertro board members are entitled to receive is $10,000. The retainer is paid in quarterly installments of $2,500 each at the beginning of each fiscal quarter. This retainer is prorated for new board members in the same fashion as RSUs as described above. Terminating board members do not receive any quarterly payments after termination.

The cash meeting stipends, which are to be paid at the end of each calendar quarter, are as follows:

Vertro board meeting

$2,000 per regular or special Vertro board meeting attended in person; and

$250 per regular or special Vertro board meeting attended telephonically.

Periodic optional management update calls to board members are not compensated.

Vertro board committee meetings

$1,000 per committee meeting attended in person, except the audit committee chairman who receives $1,500 per meeting; and

$250 per meeting attended telephonically, except for the audit committee chairman who receives $500 per meeting.

In addition to the general board compensation, the Vertro board members holding the position of chair and vice-chair of the board are each given an additional annual RSU grant for 2,400 shares. The RSUs vest at the rate of one-quarter of the total on April 1, July 1, October 1 and January 1 following the grant date and are subject to the forfeiture provisions described above.

The RSU grant for a quarter during which a Vertro board member ceases to hold the position of chair or vice-chair, whatever the reason, shall be prorated in the same fashion as RSUs for a departing board member as described above. Any RSUs that are unvested as of the date of termination of service as the chair or vice-chair of the Vertro board of directors are automatically forfeited.

Executive Compensation

Inuvo Summary Compensation Table

The following table summarizes all compensation recorded by Inuvo in each of the last two completed fiscal years for each current executive officer of Inuvo who is expected to continue serving as an executive officer of Inuvo at the effective time of the merger.

The value attributable to any option award is computed in accordance with FASB ASC Topic 718. The value of the securities reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 assuming the following weighted averages:

Expected life (in years)	4.0
Volatility	161.32%
Discount rate - bond equivalent rate	2.00%
Annual rate of quarterly dividends	0.00

Inuvo 2011 Summary Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Nonequity incentive plan compensation ($) (g)	Non-qualified deferred compensation earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Richard K. Howe, Chief Executive Officer [1,2]	2011	395,000	0	169,508	327,720	0	0	29,388	921,616
	2010	325,883	0	69,125	439,526	0	0	43,017	877,550
Wallace D. Ruiz, Chief Financial Officer	2011	235,000	0	61,668	117,433	0	0	0	414,101
	2010	113,588	0	23,501	234,534	0	0	0	371,623
[1]	Includes $159,521 of deferred compensation due Mr. Howe for 2011 and $56,688 due Mr. Ruiz for 2011.
[2]	All other compensation for Mr. Howe in 2011 and 2010 reflects relocation expenses.

Inuvo Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards, outstanding as of December 31, 2011, for each executive officer of Inuvo who is expected to continue serving as an executive officer of Inuvo at the effective time of the merger.

Inuvo 2011 Outstanding Equity Awards at Fiscal Year-End Table

OPTION AWARDS						STOCK AWARDS
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)	Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#) (j)
Richard K. Howe [1]	236,762	0	0	2.50	11/3/2018	0	0	0	0
	70,000	35,000	0	2.50	12/24/2019	0	0	0	0
	20,392	40,785	0	2.50	6/30/2020	0	0	0	0
	39,163	78,329	0	2.50	7/2/2020	0	0	0	0
	0	120,000	0	2.93	3/14/2021	0	0	0	0

Wallace D. Ruiz [2]	20,000	40,000	0	1.70	6/1/2020	0	0	0	0
	11,779	23,560	0	2.50	7/2/2020	0	0	0	0
	0	43,000	0	2.93	3/14/2021	0	0	0	0
[1]

Of the 35,000 shares underlying unexercisable options in column (c) all vest on December 24, 2012. The 40,785 shares underlying unexercisable options in column (c) above includes options to purchase 20,392 shares which vest on June 30, 2012 and options to purchase 20,393 shares which vest on June 30, 2013. The 78,329 shares underlying unexercisable options in column (c) above includes options to purchase 39,164 shares which vest on July 2, 2012 and options to purchase 39,165 shares which vest on July 2, 2013. The

120,000 shares underlying unexercisable options in column (c) includes options to purchase 40,000 shares which vest on March 13, 2012 and the remaining options to purchase 80,000 shares will vest monthly in equal amounts in arrears over the 24 month period beginning on March 14, 2012.
[2]

The 40,000 shares underlying unexercisable options in column (c) above includes options to purchase 20,000 shares which vest on June 1, 2012 and options to purchase 20,000 shares which vest on June 1, 2013. The 23,560 shares underlying unexercisable options in column (c) above includes options to purchase 11,780 shares which vest on July 1, 2012 and options to purchase shares 11,780 which vest on July 1, 2013. The 43,000 shares underlying unexercisable options in column (c) includes options to purchase 14,333 shares which vest on March 13, 2012 and the remaining options to purchase 28,667 shares will vest monthly in equal amounts in arrears over the 24 month period beginning on March 14, 2012.

The vesting of all of the foregoing options is subject to the continued employment of Mr. Howe and Mr. Ruiz.

Vertro Summary Compensation Table

The following table sets forth certain information concerning the annual and long-term compensation of executive officers of Vertro who are expected to be executive officers of Inuvo at the effective time of the merger.

Vertro 2011 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Peter Corrao	2011	$400,000	—	$174,800	—	—	$66,294	$641,094
Chief Executive Officer	2010	$400,000	—	$186,200	—	—	$47,901	$634,101

John B. Pisaris	2011	$335,000	—	$57,500	—	—	$45,140	$437,640
General Counsel	2010	$335,000	—	$61,250	—	—	$32,889	$429,139

(1)

Represents the aggregate grant date fair value in accordance with FASB ASC Topic 718. The fair value of our service based RSUs is the quoted market price of our common stock on the date of grant. Further, we utilize a Monte Carlo simulation model to estimate the fair value and compensation expense related to our market condition performance based RSUs.

(2)	Amounts include the following:

2011

•	$3,063 of employer matches to the 401(k) plan account of Mr. Corrao.

•	$1,485 and $990 of group term insurance premiums paid on behalf of each of Messrs. Corrao and Pisaris, respectively;

•	$79,296 of living costs divided between Mr. Corrao and Mr. Pisaris*; and

•	$11,496 for transportation costs of Mr. Corrao.*

2010:

•	$3,063 of employer matches to the 401(k) plan account of Mr. Corrao.

•	$1,383 and $930 of group term insurance premiums paid on behalf of each of Messrs. Corrao and Pisaris, respectively;

•	$73,371 of living costs divided among Mr. Corrao, Mr. Pisaris, and another employee for an apartment in New York City*; and

•	$11,496 for transportation costs of Mr. Corrao.*

*	Vertro paid rental fees associated with an apartment in New York City (2010 and 2011) that was used by employees for business purposes. Vertro believes that in the aggregate the apartment rentals are less expensive than the cost it would incur if it had to pay for hotel rooms. When working in New York City, the Vertro pays Mr. Corrao’s transportation costs to travel from his residence in Hartford, Connecticut.

The compensation committee of the Vertro board of directors believes that continued emphasis on equity-based compensation opportunities encourages a high level of long-term performance that enhances stockholder value, thereby further linking leadership and stockholder objectives. Equity compensation was granted to certain executive officers under Vertro’s 2006 Stock Award and Incentive Plan, which was approved by Vertro’s stockholders in August 2006. Service-based RSUs vest at the rate of 25% per year from the date of grant. Vesting of service-based RSUs is generally contingent upon employment with Vertro and, unless vested, service-based RSUs will terminate upon separation of employment from Vertro for any reason, except in the case of Messrs. Corrao and Pisaris whose service-based RSUs cliff vest in the event their employment is terminated by the executive for good reason or by Vertro without cause. Performance-based RSUs will vest based on Vertro’s stock obtaining a pre-determined closing price for a period of time. The compensation committee of the Vertro board of directors believes this vesting schedule will serve as an incentive to the executive officers to work to maximize stockholder value.

Vertro Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards outstanding as of the end of the last completed fiscal year.

Vertro 2011 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5)
Peter A. Corrao	25,000	—	—	26.40	09/06/2015	—	—	—	—
	25,000	—	—	24.75	01/01/2016	—	—	—	—
	—	—	—	—	—	152,000	156,560	—	—
	—	—	—	—	—	—	—	76,000	78,280

John B. Pisaris	—	—	—	—	—	49,892	51,389	—	—
	—	—	—	—	—	—	—	23,651	24,361

(1)	Options became exercisable in four equal annual installments beginning on the first anniversary of the date of grant and are fully vested.

(2)	Service Based RSUs vest in four equal installments as described below:

•

Mr. Corrao’s service based RSUs vest 30,400 shares on January 1, 2012, January 1, 2013, and January 1, 2014; 15,200 shares on each of January 2, 2012, January 5, 2012, January 5, 2013, and January 1, 2015; and

•

Mr. Pisaris’ service based RSUs vest 4,964 shares on each of January 2, 2012, January 5, 2012 and January 5, 2013; 10,000 shares on each of January 1, 2012, January 1, 2013 and January 1, 2014; and 5,000 shares on January 1, 2015.

(3)	Value computed by multiplying $1.03, the closing market price of Vertro common stock on December 31, 2011, by the number of units of stock that have not vested.
(4)

Performance based RSUs vest in installments on the day immediately following the tenth consecutive trading day on which the closing price of Vertro common stock is at or above pre-determined prices (unless otherwise indicated).

(5)	Value computed by multiplying $1.03, the closing market price of Vertro common stock on December 31, 2011, by the amount of equity incentive plan awards that have not vested.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF INUVO

At October 24, 2011, Inuvo had 10,035,791 shares of common stock issued and outstanding. The following table sets forth information known to Inuvo as of October 24, 2011, relating to the beneficial ownership of shares of its common stock by:

•	each person who is known by Inuvo to be the beneficial owner of more than 5% of its outstanding common stock;

•	each director;

•	each named executive officer; and

•	all named executive officers and directors as a group.

Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760. Inuvo believes that all persons, unless otherwise noted, named in the table have sole voting and investment power with respect to all shares of common stock shown as being owned by them. Under the securities laws, a person is considered to be the beneficial owner of securities owned by him (or certain persons whose ownership is attributed to him) and that can be acquired by him within 60 days from the that date, including upon the exercise of options, warrants or convertible securities. Inuvo determines a beneficial owner’s percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person, and which are exercisable within 60 days of the that date, have been exercised or converted.

Name of Beneficial Owner	# of Shares Beneficially Owned	% of Class
Charles Morgan(1)	1,628,671	15.2%
Richard K. Howe(2)	414,431	3.9%
Mitch Tuchman(3)	39,762	*
Charles Pope(4)	31,240	*
John (Jack) Balousek(5)	12,140	*
Wallace D. Ruiz(6)	43,213	*
All named executive officers and directors as a group (six persons)(1, 2, 3, 4, 5 and 6)	2,169,457	20.3%
William Blair & Company, L.L.C.(7)	1,401,188	13.1%
Patrick Terrell(8)	750,628	7.0%

*	represents less than 1%
(1)	The number of securities beneficially owned by Mr. Morgan includes:

•	425,000 shares of Inuvo common stock owned by Bridgehampton Capital Management LLC over which Mr. Morgan has indirect control;

•	options to purchase 13,333 shares of Inuvo common stock with an exercise price of $2.90 per share;

•	options to purchase 2,499 shares of Inuvo common stock with an exercise price of $2.50 per share; and

•

warrants to purchase 150,000 shares of Inuvo’ common stock with an exercise price of $2.20 per share; but excludes options to purchase 6,667 shares of Inuvo common stock with an exercise price of $2.90 per share, options to purchase 5,001 shares of Inuvo common stock with an exercise price of $2.50 per share, and 811 shares of restricted stock which have not yet vested.

(2)

The number of securities beneficially owned by Mr. Howe includes options to purchase 331,316 shares of Inuvo common stock with an exercise price of $2.50 per share but excludes options to purchase 189,115 shares of Inuvo common stock with an exercise price of $2.50 per share and options to purchase 120,000 shares of Inuvo common stock with an exercise price of $2.93 per share which have not yet vested.

(3)	The number of securities beneficially owned by Mr. Tuchman includes:

•	options to purchase 4,999 shares of Inuvo common stock with an exercise price of $2.70 per share, and

•	options to purchase 2,499 shares of Inuvo common stock with an exercise price of $2.50 per share.

but excludes options to purchase 2,501 shares of Inuvo common stock with an exercise price of $2.70 per share, options to purchase 5,001 shares of Inuvo common stock with an exercise price of $2.50 per share and 2,429 shares of restricted stock which have not yet vested.

(4)	The number of securities beneficially owned by Mr. Pope includes:

•	options to purchase 4,999 shares of Inuvo common stock with an exercise price of $2.70 per share, and

•	options to purchase 2,499 shares of Inuvo common stock with an exercise price of $2.50 per share,

but excludes options to purchase 2,501 shares of Inuvo common stock with an exercise price of $2.70 per share, options to purchase 5,001 shares of Inuvo common stock with an exercise price of $2.50 per share, and 1,287 shares of restricted stock which have not yet vested.

(5)	The number of securities beneficially owned by Mr. Balousek includes:

•	options to purchase 4,999 shares of Inuvo common stock with an exercise price of $2.70 per share, and

•	options to purchase 2,499 shares of Inuvo common stock with an exercise price of $2.50 per share,

but excludes options to purchase 2,501 shares of Inuvo common stock with an exercise price of $2.70 per share, options to purchase 5,001 shares of Inuvo common stock with an exercise price of $2.50 per share and 1,287 shares of restricted stock which have not yet vested.

(6)	The number of securities beneficially owned by Mr. Ruiz includes:

•	options to purchase 19,999 shares of Inuvo common stock with an exercise price of $1.70 per share, and

•	options to purchase 11,779 shares of Inuvo common stock with an exercise price of $2.50 per share,

but excludes options to purchase 40,001 shares of Inuvo common stock with an exercise price of $1.70 per share, options to purchase 23,560 shares of Inuvo common stock with an exercise price of $2.50 per share and options to purchase 43,000 shares of Inuvo common stock with an exercise price of $2.93 per share which have not yet vested.

(7)	The number of shares owned by William Blair & Company, L.L.C. includes warrants to purchase 75,000 shares of Inuvo common stock with an exercise price of $2.20 per share.

(8)	The number of securities beneficially owned by Mr. Terrell includes warrants to purchase 35,000 shares of Inuvo common stock with an exercise price of $2.20 per share.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF VERTRO

The following table sets forth information regarding beneficial ownership of Vertro common stock, as of October 24, 2011 (unless otherwise indicated), filed by each person known by Vertro to beneficially own five percent or more of any class of Vertro’s capital stock. At October 24, 2011, Vertro had 7,131,720 shares of common stock outstanding.

Name of and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Class (2)
William Blair & Company, L.L.C. 222 West Adams St. Chicago, IL 60606	999,453	(3)	14.0%

Fertilemind Capital Fund I, L.P. 405 Lexington Avenue, Suite 2600 New York, NY 10174	514,355	(4)	7.2%

Diker Management, LLC; Charles M. Diker; and Mark N. Diker 745 Fifth Avenue, Suite 1409 New York, NY 10151	401,047	(5)	5.6%

(1)

For purposes of the above table, a person is considered to “beneficially own” any shares with respect to which such person exercises sole or shared voting or investment power or of which such person has the right to acquire the beneficial ownership within 60 days of October 24, 2011. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of such person’s household.

(2)

“Percentage of Class” is calculated on the basis of the total number of outstanding shares of Vertro common stock as of October 24, 2011, plus the number of shares a person has the right to acquire within 60 days of such date.

(3)	Based on Schedule 13G/A filed February 8, 2011.
(4)

Based on Schedule 13G/A filed on October 20, 2011. Fertilemind Management, LLC is the managing general partner of Fertilemind Capital Fund I, L.P. Aram Fuchs is the managing member of Fertilemind Management, LLC. Fertilemind Capital Fund I, L.P., Fertilemind Management, LLC, and Mr. Fuchs have shared power to vote and dispose of 514,355 shares of Vertro common stock held by Fertilemind Capital Fund I, L.P.

(5)

Based on Schedule 13G/A filed on February 14, 2011. Diker Management, LLC has shared voting power and shared dispositive power over 401,047 shares of Common Stock. Charles M. Diker has shared voting power and shared dispositive power over 401,047 shares. Mark N. Diker has shared voting power and shared dispositive power over 401,047 shares. Diker GP, LLC is the general partner of several limited partnerships referred to herein as the Diker Funds. Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management, LLC.

The following table sets forth information regarding beneficial ownership of Vertro common stock, as of October 24, 2011, by (i) each director, (ii) each of Vertro’s named executive officers, and (iii) the directors and executive officers of Vertro as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned by such person as set forth opposite that person’s name. At October 24, 2011, Vertro had 7,131,720 shares of common stock outstanding. Except as noted below, the address of each of the persons in the table is c/o Vertro, Inc., 143 Varick Street, New York, New York 10013.

Name of and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Class (2)
Peter A. Corrao	196,491	(3)	2.7%
Joseph P. Durrett	44,170		**
Dr. Adele Goldberg	31,642		**
Gerald W. Hepp	40,091		**
Lee S. Simonson	32,800		**
Lawrence Weber	30,169	(4)	**
John B. Pisaris	61,256		**
Robert D. Roe	35,006	(5)	**
All directors, nominees, and current executive officers as a group (9 persons)	477,739	(6)	6.6%

**	Represents beneficial ownership of less than 1% of Vertro’s outstanding Common Stock.
(1)

For purposes of the above table, a person is considered to “beneficially own” any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days of October 24, 2011. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2)	“Percentage of Class” is calculated on the basis of the number of outstanding shares plus the number of shares a person has the right to acquire within 60 days of October 24, 2011.
(3)	Includes 50,000 shares subject to options exercisable within 60 days of October 24, 2011.
(4)	Includes 2,500 shares subject to options exercisable within 60 days of October 24, 2011.
(5)	Includes 7,100 shares subject to options exercisable within 60 days of October 24, 2011.
(6)	Includes an aggregate of 59,600 shares of Common Stock subject to options exercisable within 60 days of October 24, 2011.

LEGAL MATTERS

The validity of the shares of Inuvo common stock issued in connection with the merger will be passed upon by Schneider Weinberger LLP. In addition, certain U.S. federal income tax matters relating to the merger will be passed upon for Vertro by Porter Wright Morris & Arthur, LLP and for Inuvo by Steven Rosenthal P.A.

EXPERTS

Inuvo’s audited consolidated balance sheet as of December 31, 2010, and the related consolidated statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2010, have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as stated in their report, which is included in this joint proxy statement/prospectus. Inuvo’s audited consolidated balance sheet as of December 31, 2009, and the related consolidated statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2009, have been audited by Kirkland Russ Murphy & Tapp, P.A, independent registered public accounting firm, whose shareholders became shareholders of Mayer Hoffman McCann P.C. as of November 1, 2010, as stated in their report, which is included in this joint proxy statement/prospectus.

The consolidated financial statements for Vertro included in this joint proxy statement/prospectus for the years ended December 31, 2010 and 2009, have been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report, which is included in this joint proxy statement/prospectus.

DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS

FOR THE 2012 ANNUAL MEETINGS

Inuvo

For a stockholder proposal to be considered for inclusion in Inuvo’s proxy statement for the 2012 annual meeting, the corporate secretary must receive the written proposal at Inuvo’s principal executive offices no later than the deadline stated below. Such proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Inuvo, Inc.

Attention: Corporate Secretary

15550 Lightwave Drive, Suite 300

Clearwater, FL 33760

Facsimile: (727) 324-0063

Under Rule 14a-8, to be timely, a stockholder’s notice must be received at Inuvo’s principal executive offices not less than 120 calendar days before the date of Inuvo’s proxy statement release to stockholders in connection with the previous year’s annual meeting. However, if Inuvo did not hold an annual meeting in the previous year or if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then the deadline is a reasonable time before Inuvo begins to print and send its proxy materials. Therefore, stockholder proposals intended to be presented at the 2012 annual meeting must be received by Inuvo at its principal executive office no later than December 13, 2011, in order to be eligible for inclusion in the 2012 proxy statement and proxy relating to that meeting. Upon receipt of any proposal, Inuvo will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

Vertro

Proposals may be submitted by the stockholders for inclusion in the proxy statement for action at the annual meeting. In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, any proposal submitted by a stockholder for inclusion in the proxy statement for the annual meeting of stockholders to be held in 2012 must be received by Vertro (addressed to the attention of the secretary) on or before December 31, 2011. To be submitted at the meeting, any such proposal must be a proper subject for stockholder action under the laws of Delaware, and must otherwise conform to applicable requirements of the proxy rules of the SEC.

Section 7 of Article II of Vertro’s bylaws provides that, for business to be properly brought before any annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Vertro. Assuming that the annual meeting of the stockholders to be held in 2012 is held on June 8, 2012, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Vertro neither later than March 30, 2012 (the 70th day prior to the annual meeting of the stockholders) nor earlier than March 10, 2012 (the 90th day prior to the annual meeting of the stockholders).

WHERE YOU CAN FIND MORE INFORMATION

Inuvo has filed with the SEC a registration statement under the Securities Act that registers the distribution to Vertro stockholders of Inuvo common stock to be issued in connection with the merger, if approved. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Inuvo in addition to being a joint proxy statement of Inuvo and Vertro. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Inuvo and Inuvo common stock.

Inuvo and Vertro make available free of charge at www.inuvo.com and www.vertro.com, respectively (in the “Investors” section and the “Financial Information” section, respectively), copies of materials they file with, or furnish to, the SEC. You may also read and copy this information at the public reference room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Inuvo and Vertro, who file electronically with the SEC. The address of the site is www.sec.gov. Information on the SEC’s website is not part of this joint proxy statement/prospectus. To the extent required by the rules and regulations of the SEC, each of Inuvo and Vertro will amend this joint proxy statement/prospectus to include information filed after the date of this joint proxy statement/prospectus.

Inuvo has supplied all of the information contained or incorporated by reference in this joint proxy statement/prospectus relating to Inuvo, as well as all pro forma financial information, and Vertro has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Vertro. This document constitutes the prospectus of Inuvo and a joint proxy statement of Inuvo and Vertro.

Documents filed with the SEC are available from Inuvo and Vertro without charge. You can obtain documents filed with the SEC by requesting them in writing or by telephone from the applicable company at the following addresses:

Inuvo, Inc. 15550 Lightwave Drive Clearwater, Florida 33760 Attn: Corporate Secretary (727) 324-0046, extension 2123	Vertro, Inc. 143 Varick Street New York, New York 10013 Attn: Secretary (646) 253-0606

If you would like to request documents, please do so by February 22, 2012, to receive the documents before the Inuvo or Vertro special meetings.

INUVO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Inuvo, Inc.

We have audited the accompanying consolidated balance sheet of Inuvo, Inc. (the Company) as of December 31, 2010 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on the test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inuvo, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.
March 28, 2011, except for Note 1(a) and Note 17 as to which the date is November 8, 2011

Clearwater, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Inuvo, Inc.

We have audited the accompanying consolidated balance sheet of Inuvo, Inc. (the Company) as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on the test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inuvo, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kirkland Russ Murphy & Tapp, P.A.
Clearwater, Florida
March 30, 2010

INUVO, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

	2010	2009
Assets:
Current assets:
Cash	$118,561	$4,843,128
Restricted cash	140,493	638,285
Accounts receivable, net of allowance for doubtful accounts of $450,634 and $1,344,648 respectively	4,500,894	4,671,510
Unbilled revenue	59,881	55,117
Prepaid expenses and other current assets	463,958	380,435
Current assets of discontinued operations	50,000	2,421,758

Total current assets	5,333,787	13,010,233
Property and equipment, net	2,749,098	4,881,168
Other assets:
Goodwill	3,351,405	3,351,405
Intangible assets	2,511,918	3,805,707
Other assets	79,324	1,657
Other assets of discontinued operations	—	775,000

Total other assets	5,942,647	7,933,769

Total assets	$14,025,532	$25,825,170

Liabilities and Stockholders’ Equity:
Current liabilities:
Term and credit note payable – current portion	$1,850,000	$2,324,000
Accounts payable	5,479,796	4,431,285
Deferred revenue	19,921	112,773
Accrued expenses and other current liabilities	1,599,625	1,743,934
Current liabilities of discontinued operations	712,024	2,531,601

Total current liabilities	9,661,366	11,143,593

Long-Term Liabilities:
Term and credit notes payable – long term	—	5,786,806
Other long-term liabilities	356,509	456,340
Long-term liabilities of discontinued operations	—	214,829

Long-term liabilities	356,509	6,457,975
Stockholders’ equity:
Preferred stock, $.001 par value:
Authorized shares – 500,000 – none issued or outstanding	—	—
Common stock, $.001 par value:
Authorized shares 20,000,000, issued shares 9,110,486 and 8,995,929, respectively
Outstanding shares – 8,558,790 and 8,444,233, respectively	9,110	8,996
Additional paid-in capital	111,766,319	110,976,129
Accumulated deficit	(105,671,666)	(100,665,417)
Treasury stock, at cost – 551,696 shares	(2,096,106)	(2,096,106)

Total stockholders’ equity	4,007,657	8,223,602

Total liabilities and stockholders’ equity	$14,025,532	$25,825,170

See accompanying reports of independent registered public accounting firms and notes to the consolidated financial statements.

INUVO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2010 and 2009

	2010	2009
Net revenue	$48,969,847	$39,807,107
Cost of revenue:
Affiliate expenses	26,817,621	22,133,297
Data acquisition	2,335,313	2,506,942
Merchant processing fees and product costs	102,376	133,468

Cost of revenue	29,255,310	24,773,707
Gross profit	19,714,537	15,033,400
Operating expenses:
Search costs	5,418,099	906,366
Compensation and telemarketing	10,356,682	10,167,108
Selling, general and administrative	7,627,703	8,190,809

Total operating expenses	23,402,484	19,264,283

Operating loss	(3,687,947)	(4,230,883)
Other income (expense):
Interest income	4,721	4,670
Interest expense	(564,001)	(839,234)
Impairment of assets	(400,000)	(2,213)
Other income (expense)	11,843	(13,211)

Other expenses, net	(947,437)	(849,988)

Loss from continuing operations before taxes on income	(4,635,384)	(5,080,871)
Income tax expense	(2,642)	—

Net loss from continuing operations	(4,638,026)	(5,080,871)
Loss from discontinued operations net of tax expense of $0 and $212,429, respectively	(368,223)	(310,243)

Net loss	$(5,006,249)	(5,391,114)

Per common share data:
Basic and diluted:
Loss from continuing operations	$(0.55)	$(0.76)
Loss from discontinued operations	$(0.04)	$(0.05)

Net loss	$(0.59)	$(0.81)

Weighted average shares (basic and diluted)	8,496,284	6,679,319

See accompanying reports of independent registered public accounting firms and notes to the consolidated financial statements.

INUVO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Stockholders’ Equity
	Shares	Stock
Balances, December 31, 2008	6,560,807	$7,113	$105,868,752	$(95,274,303)	$(116,961)	$(2,096,106)	$8,388,495
Warrants exercised, net	226,093	226	610,225				610,451
Issuance of common stock for equity offering, net	1,674,000	1,674	4,062,308				4,063,982
Stock based compensation			434,827				434,827
Forfeited restricted stock units	(16,667)	(17)	17
Other Comprehensive loss
Net loss				(5,391,114)			(5,391,114)
Interest rate swap termination					101,943		101,943
Other					15,018		15,018

Comprehensive loss							(5,274,153)

Balances December 31, 2009	8,444,233	8,996	110,976,129	(100,665,417)	—	(2,096,106)	8,223,602
Forfeited Restricted stock units	(6,667)	(7)	7
Additional shares issued due to reverse stock split	87
Issuance of common stock for compensation	121,137	121	256,779				256,900
Stock based compensation			533,404				533,404
Net loss				(5,006,249)			(5,006,249)

Balances December 31, 2010	8,558,790	$9,110	$111,766,319	$(105,671,666)	—	$(2,096,106)	$4,007,657

See accompanying reports of independent registered public accounting firms and notes to the consolidated financial statements.

INUVO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
Operating activities:
Net loss	$(5,006,249)	$(5,391,114)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,067,982	5,704,004
Impairment of assets	400,000	849,083
Provision for doubtful accounts	491,000	304,598
Stock based compensation	790,304	434,827
Loss (gain) on sale of discontinued operations	989,364	(168,813)
Other	1,290	15,018
Change in operating assets and liabilities:
Restricted cash	497,792	253,789
Accounts receivable	(320,384)	2,799,042
Prepaid expenses and other assets	(39,247)	(330,004)
Accounts payable	1,048,511	(658,870)
Deferred revenue	(92,852)	327,322
Other accrued expenses and current liabilities	(90,828)	500,792

Net cash provided by operating activities from continuing operations	3,736,683	4,639,674
Net cash (used in) provided by operating activities from discontinued operations	(389,699)	37,869

Net cash provided by operating activities	3,346,984	4,677,543

Investing activities:
Purchasing of equipment and software	(659,451)	(1,376,790)
Purchase of names database and exclusivity rights	(2,444,598)	(2,099,897)
Proceeds from sale of discontinued operations	1,434,923	749,985
Proceeds from the sale of property and equipment	20,018	—

Net cash used in investing activities	(1,649,108)	(2,726, 702)

Financing activities:
Proceeds from term note	—	2,700,000
Principal payments made on term note and capital leases	(3,627,443)	(3,273,234)

Advances from credit note	40,067,000	39,284, 056
Payments on credit note	(42,862,000)	(40,853,283)
Proceeds from issuance of common stock, net of costs	—	4,674,433

Net cash (used in) provided by financing activities	(6,422,443)	2,531,972

Net (decrease) increase in cash	(4,724,567)	4,482,813
Cash, beginning of year	4,843,128	360,315

Cash, end of year	$118,561	$4,843,128

Supplemental information:
Interest paid	$548,371	$743,789
Income taxes paid, net	$2,642	$20,904
Non-cash investing activities:
Equipment under capital leases	$19,236	$133,808
Sale of assets through note receivable	$140,472	$—

See accompanying reports of independent registered public accounting firms and notes to the consolidated financial statements.

Inuvo, Inc.

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Note 1 – Organization and Business

a)	Company Overview

Inuvo™ , Inc. and subsidiaries (the “Company,” or “its”) is an Internet marketing business with two segments:

•	Performance Marketing, and

•	Web Properties.

The Performance Marketing segment designs, builds, implements, manages and sells the various technology platforms and services we offer. For the last 24 months, the Performance Marketing segment has executed on a technology strategy to consolidate the disparate platforms we acquired between 2002 and 2008, resulting in a single technology foundation which can serve the needs of advertiser and publisher clients within this segment. This foundation is referred to as the Inuvo Platform. The Inuvo Platform is an open, quality-controlled, lead generation marketplace designed to allow advertisers and publishers the ability to manage their consumer marketing transactions in an automated and transparent environment. In addition to the core Inuvo Platform for advertisers and publishers, we continue to sell several legacy platforms, services or directories within the Performance Marketing segment. Revenue is principally generated when a consumer clicks on links, fills out a lead form or purchases a product. In this segment, we must attract highly visited web publishers where competition for advertising space is driven primarily by the amount paid for each offer presented on each page viewed. We believe that greater transparency and alignment between advertisers and publishers, combined with sophisticated analytic technologies that predict fraud and target offers more effectively, will differentiate service providers in this marketplace.

The Web Properties segment designs, builds and manages unique offers and/or websites that generate revenue principally from the sale of products, leads and/or advertising. The Web Properties segment manages owned and operated websites across verticals that include local search, product shopping comparison, pre/post natal interests. The segment uses a number of online tactics designed to drive traffic to these owned and operated sites including search, affiliates, email and display marketing campaigns. In the future, we expect that a majority of such tactics will be deployed and/or tracked via the Inuvo Platform. In October 2009, we brought to market the Inuvo Platform. Within this solution, advertisers create and manage advertising campaigns, web publishers better monetize their available advertising inventory, and strategic partners and web developers have the ability to customize implementations through an application-programming interface (“API”). We believe a very important by-product of the our business is the information produced both on the advertiser side, where we analyze what kind of products convert, and on the publisher side, where it analyzes what kind of websites consumers have interests in. This business intelligence allows for improved detection of fraudulent transactions and higher advertising response rates.

The Company implemented a cost reduction plan during the first quarter of 2011 to offset the lower revenue associated with the reduction in search marketing revenue resulting from the migration to the recently launched Yahoo!-Bing platform. This cost reduction plan included the elimination of employee positions and the related expenses. Additionally, the Company’s executive officers and certain of its senior management agreed to a deferral of cash compensation in an effort to assist us to better manage the Company’s liquidity. Furthermore, the Company favorably renegotiated the outsourced call center contract reducing the monthly cash outlay. The Company also made adjustments to adapt to the new Yahoo!-Bing marketplace, and has seen incremental improvements in revenue as a result. The Company believes these steps, along with the higher loan availability from the new bank facility (see Note 18), will provide sufficient cash for the next twelve months.

The accompanying consolidated financial statements were prepared by management on a go-forward basis and therefore do not include any adjustments to the Company’s assets or liabilities.

b)	Discontinued Operations

During the second quarter of 2008, the Company made a decision to divest its MarketSmart Advertising, Inc. (“MSA”) operations and, effective August 31, 2010, the Company sold substantially all of the assets of MSA. During the second quarter of 2008, the Company ceased operations of its Web Diversity Ltd. (“Web Diversity”) subsidiary. In 2008, the Company also made a decision to divest its Cherish, Inc. (“Cherish”) and Vintacom Florida Inc (“Vintacom”) operations. On February 17, 2009, the Company concluded the sale of the assets of Cherish. In the second half of 2009, the Company ceased operations of Vintacom. In March 2010, the Company determined that due to market and strategic reasons to accelerate its decision to exit the negative-option marketing programs which became part of its Direct segment following the iLead Media, Inc. (“iLead”) acquisition in 2006. In July 2010, the Board of Directors approved the plan to sell the Company’s Real Estate School Online (“RESO”) business unit and in December 2010, substantially all of the assets of RESO were sold.

Note 2 – Summary of Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

b)	Cash and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company’s cash deposits exceeded FDIC-insured limits at various financial institutions on December 31, 2010 and 2009 by approximately $0.0 and $4.2 million, respectively, as reported before adjustment for outstanding checks. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company has restricted cash on deposit with various merchant processors. The majority of these funds are in non-interest bearing accounts. As of December 31, 2010 and 2009, the Company had approximately $140,000 and $638,000, respectively, of restricted cash.

c)	Reclassifications

For comparability, the 2009 audited consolidated financial statements reflect reclassifications where appropriate to conform to the interim consolidated financial statement presentation used in 2010. Certain prior period amounts have been reclassified to conform to the current presentation related to the discontinued operations of MSA, iLead and RESO.

Additionally, all consolidated financial statements and notes herein reflect the impact of the 1:10 reverse stock split on the Company’s common and preferred stock in December 2010.

d)	Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) ASC 605-10 Revenue Recognition-General (“ASC 605-10”). Under ASC 605-10, the Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain and collection of the related receivable is reasonably assured.

Performance Marketing

Affiliate Network – consistent with the provisions of ASC 605-45 Revenue Recognition-Principal Agent Considerations (“ASC 605-45”), the Company recognizes revenue as an agent in affiliate marketing transactions in which the Company is not the primary obligor. Accordingly, service fee revenue is recognized on a net basis because any affiliate expenses are the responsibility of the Company’s advertising customer. In certain instances, the Company assumes the position of primary obligor and thus recognizes revenue on a gross basis. Revenue is recognized when the related services are performed.

Search Network – In accordance with ASC 605-45, the Company records as revenue the gross amount received from advertisers and the amount paid to the publishers placing the advertisements as cost of sales. Revenue from company owned networks are based on “per click” basis and is recognized once the action is taken.

Affiliate Software – The Company recognizes revenue the month in which the software is utilized. Customers are invoiced on the first of the month for the monthly services. All overages for the month are billed at the end of the month and are included in the Company’s accounts receivable.

Hosting Arrangements – The Company recognizes revenue through a monthly hosting fee and additional usage fees as provided.

Web Properties

Online Membership Income – The Company recognizes revenue from online memberships when payment is received and the service date of providing membership benefits has taken place.

Lead Sales – For lead sales, the Company’s revenue recognition varies depending on the arrangement with the purchaser. Where the arrangement provides for delivery only, revenue is recognized when the lead information is provided to the purchaser. Where the arrangement provides for compensation based on sales generated by the purchaser from the lead, the Company recognizes revenue in the period that the purchasing company makes a sale that was derived from the lead.

List Management Services – Substantially all of the Company’s revenue from list management services is recorded at the net amount of its gross billings less pass-through expenses charged to a customer. In most cases, the amount that is billed to customers exceeds the amount of revenue that is earned and reflected in the Company’s consolidated financial statements, because of various pass-through expenses. In compliance with ASC 605-45, the Company assesses whether the Company or a third-party supplier is the primary obligor. The Company has evaluated the terms of its customer agreements and considered other key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor as part of this assessment. Accordingly, the Company generally records revenue net of pass-through charges.

Subscription Income – The Company recognizes revenue on monthly and multi-monthly subscription contracts on a straight-line basis over the term of the contract. Funds that are collected in advance from customers are recorded as deferred revenue.

Discontinued Operations

Product Sales – For product sales in RESO, the Company recognizes revenue when payment is received and the goods are shipped.

Pay Per Click Management Fees – The Company recognizes revenue on pay per click management services in the month the services are performed.

e)	Accounts receivable

Accounts receivable are recorded at the net realizable value and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In determining past due or delinquent status of a customer, the aged trial balance is continually reviewed by collections and generally any accounts older than 120 days are considered delinquent.

f)	Advertising and search expenses

The Company expenses advertising costs as incurred. Advertising costs from continuing operations as included in selling general and administrative expenses for the years ended December 31, 2010 and 2009 were approximately $126,000 and $59,000, respectively. In addition, the Company expenses search costs as incurred. Search cost advertising is the purchase of key words and phrases from search engine operators that attracts web browsers to a web site. In 2010, the Company increased search costs by approximately $4.5 million to $5.4 million as the Company focused its revenue growth on its owned and operated websites.

g)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of assets sold or retired and the related accumulated depreciation and amortization are eliminated from accounts and the net gain or loss is reflected in the statement of operations.

Property and equipment are depreciated on a straight-line basis over 3 years for equipment, 5 to 7 years for furniture and fixtures and 3 to 5 years for software. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. Depreciation and amortization expense was approximately $1.8 million and $2.0 million, respectively, for the years ended December 31, 2010 and 2009.

h)	Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and internally developed software and amortizes these costs using the straight-line method over the estimated useful life of the software. The Company utilizes all developed software for internal use. The Company does not sell developed software. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

i)	Goodwill and other intangible assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), the Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying value, including goodwill. The Company generally determines the fair value of its reporting units using the gross profit approach methodology of valuation that includes the undiscounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill (See Note 5).

The Company amortizes its identifiable intangible assets, which result from acquisitions accounted for under the purchase method of accounting, using the straight-line method over their estimated useful lives. Tradenames are not amortized as they are believed to have an indefinite life. Tradenames are reviewed annually for impairment under ASC 350.

j)	Income taxes

The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes (“ASC 740”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In assessing the need for a valuation allowance the Company must project future levels of taxable income. This assessment requires significant judgment. The Company examines evidence related to the history of taxable losses or income, the economic conditions in which the Company operates, organizational characteristics, its forecasts and projections, as well as factors affecting liquidity.

The Company has adopted certain provisions of ASC 740. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. ASC 740 prescribes a recognition threshold of more-likely–than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the financial statements.

k)	Impairment of long-lived assets

In accordance with ASC 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

For the year ended December 31, 2009, the Company had impairments of its goodwill and other intangible assets of approximately $800,000. As part of the sale of RESO in December 2010, the Company wrote off $92,000 of tradenames. In 2010, tradenames associated with Morex and Primary Ads were impaired and consequently, the Company recorded an impairment loss of $400,000.

l)	Share-based compensation

The Company recognizes share based compensation at fair value pursuant to ASC 718, Compensation- Stock Compensation (“ASC 718) using the modified prospective transition method. The fair value of units granted is determined using market value of the common stock on the date of the grant. The Company estimates the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing model and recognizes the fair value as compensation expense in earnings over the requisite service period. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Under ASC 718, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate, which is currently estimated at a weighted average of 25 percent of unvested options outstanding, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

m)	Treasury Stock

The cost method was used in recording the purchase of the treasury stock. Treasury stock changes as a result of common stock acquired in the market.

n)	Net loss per share

During the periods presented, the Company had securities that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. Because the Company reported a net loss for all periods presented, shares associated with stock options, warrants and restricted stock are not included because they are anti-dilutive. Basic and diluted net loss per share is the same for all periods presented. Per share data is based on the weighted average number of shares outstanding and has been adjusted for the 1 for 10 reverse stock split.

o)	Comprehensive income

ASC 220, Comprehensive Income, requires disclosure of total comprehensive income. Other comprehensive income (loss) is defined as the change in equity during a period, from transactions and other events, excluding changes resulting from investments by owners (e.g., supplemental stock offering) and distributions to owners (e.g., dividends).

p)	Operating segments

ASC 280, Segment Reporting, requires disclosures of certain information about operating segments, products and services, geographic areas in which the Company operates, and their major customers. The Company has evaluated the effect of this standard and has determined that currently it operates in two segments, as defined in this statement (See Note 17).

q)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of risk consist primarily of cash and cash equivalents and accounts receivable, which are generally not collateralized. The Company’s policy is to place its cash and cash equivalents with high credit quality financial institutions in order to limit the amount of credit exposure. The Company does not require collateral from its customers, but its credit extension and collection policies include monitoring payments and aggressively pursuing delinquent accounts. The Company maintains allowances for potential credit losses.

r)	Risks and concentrations

When assessing credit risk, the Company considers whether the credit risk exists at both the individual and group level. Consideration is given to the activity, region and economic characteristics when assessing if there exists a group concentration risk. The following disclosures were calculated based on the entire Company results. At December 31, 2010, the Company had one individual customer with accounts receivable balances greater than 10% of the gross accounts receivable from continuing operations. This customer owed approximately $3.0 million or 57.7% of gross accounts receivable from continuing operations at December 31, 2010 and approximately $2.5 million or 41.3% at December 31, 2009. This same customer contributed approximately $39.3 million or, 80.3%, of total net revenue from continuing operations for year ended December 31, 2010 and approximately $26.3 million, or 66.5%, of total net revenue from continuing operations for the year ended December 31, 2009.

s)	Fair value of financial instruments

The Company has adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) for its financial assets and liabilities. Management uses the fair value hierarchy of ASC 820, which gives the highest priority to quoted prices in active markets. The fair value of financial instruments is estimated based on market trading information, where available. Absent published market values for an instrument or other assets, management uses observable market data to arrive at its estimates of fair value. Management believes that the carrying amount of accounts receivable, accrued expenses and long-term debt approximate fair value.

ASC 820 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted price for identical or similar assets and liabilities in markets that are not active; or other input that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2010, the Company has no financial assets or liabilities that were measured at fair value on a recurring basis.

t)	Derivative financial instruments

The Company accounts for its interest rate swap agreements in accordance with ASC 815, Derivatives and Hedging. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. The Company’s interest rate swap agreement qualifies as a cash flow hedge. Therefore, the effective portion of the fair value change is recorded through other comprehensive income, a component of stockholders’ equity while any ineffectiveness is recorded in the statement of operations. In March 2009, the Company cancelled its only derivative and incurred a related expense of $94,000 included in Interest Expense on the 2009 consolidated statements of operations, which was previously reflected in other accumulated comprehensive loss. At December 31, 2010 and 2009, the value of the interest rate swap on the consolidated balance sheets was $0.

u)	Use of estimates

The preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of net revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, useful lives of property and equipment, goodwill and purchased intangible asset valuations and lives, derivatives, deferred income tax asset valuation allowances, stock compensation, and valuation of stock option and warrants. The Company bases its estimates and assumptions on current facts, historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

v)	Litigation and Settlement Costs

From time to time, the Company is involved in disputes, litigation and other legal actions. In accordance with ASC 450, Contingencies, the Company records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of the financial statements and (ii) the range of loss can be reasonably estimated (See Note 16).

w)	Recent accounting pronouncements

ASU 2010-06 – Improving Disclosures about Fair Value Measurements: In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-06. This update provides amendments to ASC Topic 820 – Fair Value Measurements and Disclosures that requires additional disclosures about transfers into and out of Levels 1 and 2 in the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. Additionally, it clarifies existing fair value disclosures about the level of disaggregation of inputs and valuation techniques used to measure fair value. The Company adopted the new disclosure requirements in ASU 2010-06 as of the period ended March 31, 2010, and it did not have a material impact on its consolidated financial statements.

ASU 2010-09 – Amendments to Certain Recognition and Disclosure Requirements: In February 2010, the FASB issued ASU 2010-09. This amendment to ASC Topic 855 – Subsequent Events removes the requirement for an SEC filer to disclose the date through which subsequent events are evaluated. This includes both issued and revised consolidated financial statements. The Company adopted the new disclosure requirements in ASU 2010-09 in 2010, and it did not have a material impact on its consolidated financial statements.

ASC 810 – Consolidation of Variable Interest Entities: In June 2009, FASB issued additional guidance related to ASC Topic No. 810, “Consolidation” (ASC 810). ASC 810 requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. The Company adopted the additional guidance in 2010, and it did not have a material impact on its Consolidated Financial Statements.

Other recent accounting pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

Note 3 – Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts was as follows during the years ended December 31, 2010 and 2009:

	2010	2009
Balance at the beginning of the year	$1,344,648	$2,052,833
Provision for bad debts	491,000	304,598
Charge-offs	(1,385,014)	(1,012,783)
Recoveries	—	—

Balance at the end of the year	$450,634	$1,344,648

Note 4 – Property and Equipment

The net carrying value of property and equipment at December 31, 2010 and 2009 was as follows:

	2010	2009
Furniture and fixtures	$427,121	$639,107
Equipment	3,078,393	3,161,665
Software	5,514,375	4,862,195
Leasehold improvements	321,873	321,873
Assets not yet in service	—	25,912

Subtotal	9,341,762	9,010,752
Less: accumulated depreciation and amortization	(6,592,664)	(4,973,777)

Net property and equipment from continuing operations	$2,749,098	$4,036,975
Net property and equipment from discontinued operations	—	844,193

Total	$2,749,098	$4,881,168

Note 5 – Intangible Assets and Goodwill

During 2009, the Company tested all reporting units for impairment. During the first quarter of 2010, the Company was notified by its merchant processors that the merchant processors would be unable to continue to process transactions from the negative option marketing business, which was included in the direct segment. As a result of this change to the business, the Company deemed all intangible assets and goodwill associated with the iLead Media, Inc. acquisition as of December 31, 2009 to be impaired. The Company has included approximately $800,000 in impairment of assets in the accompanying consolidated statement of operations for the year ended December 31, 2009 associated with this impairment.

During 2010, the Company tested all reporting units for impairment. Based on the results of these tests, there were no indications of impairment. However in 2010, the tradenames associated with Morex and Primary Ads were impaired because the Company is no longer using these names and consequently, the Company recorded an impairment loss of $400,000.

The following is a schedule of the Company’s intangible assets from its continuing operations as of December 31, 2010:

	Term	Carrying Value	Accumulated Amortization and Impairment	Net Carrying Value
Names database (1)	1-2 Years	$13,563,058	$(11,600,097)	$1,962,961
Website development	5 Years	4,210,000	(4,110,729)	99,271
Customer lists	5 Years	3,500,000	(3,477,814)	22,186
Exclusivity agreement	1 Year	150,000	(112,500)	37,500
Tradenames	Indefinite	390,000	—	390,000

Total intangible assets		$21,813,058	$(19,301,140)	$2,511,918
Goodwill		$3,893,405	$(542,000)	$3,351,405

The following is a schedule of the Company’s intangible assets from its continuing operations as of December 31, 2009:

	Term	Carrying Value	Accumulated Amortization and Impairment	Net Carrying Value
Names database (1)	1-2 Years	$11,803,351	$(10,143,103)	$1,660,248
Website development	5 Years	4,210,000	(3,268,727)	941,273
Customer lists	5 Years	3,895,000	(3,572,814)	322,186
Vendor relations	3 Years	2,682,000	(2,682,000)	—
Software	5 Years	1,195,000	(1,195,000)	—
Reference Materials	4 Years	571,000	(571,000)	—
Tradenames	Indefinite	882,000	—	882,000

Total intangible assets		$25,238,351	$(21,432,644)	$3,805,707
Goodwill		$3,893,405	$(542,000)	$3,351,405

(1)	Amortization of Names Database included in cost of revenue for the years ended December 31, 2010 and 2009 was approximately $2.0 million and $1.8 million, respectively. The Company does not amortize the carrying value of its Tradenames.

The Company’s amortization expense over the next five years is as follows:

2011	$1,715,919
2012	405,999
2013	—
2014	—
2015	—

Total	$2,121,918

Note 6 – Notes Payable

The following table summarizes the Company’s notes payable balance as of December 31, 2010 and 2009:

Lender	Due Date	Interest Rate	2010	2009
Wachovia Bank – term note	March 2011	LIBOR + 7%	$—	$3,465,806
Wachovia Bank – credit note	March 2011	LIBOR + 7%	1,850,000	4,645,000

Totals			1,850,000	8,110,806
Less: Term and credit notes payable – current portion			1,850,000	(2,324,000)

Term and credit notes payable – long-term portion			$—	$5,786,806

Principal Payments Due

Principal payments due are as follows as of December 31, 2010:

2011	$1,850,000
2012	—

Total	$1,850,000

Wachovia Credit and Term Notes Payable

On December 24, 2009, the Company entered into the Second Amended and Restated Loan Agreements with Wachovia Bank, N.A.(“Wachovia”) pursuant to which the Company restructured its obligations with Wachovia to reallocate the amounts owed to the bank between the term note and the credit note and to extend the due date of the remaining portion of the obligations. Under the terms of the Second Amended and Restated Loan Agreements (“Amended Loan Agreement”), which have superseded all prior loan agreements with Wachovia, the Company issued Wachovia the Second Amended and Restated Revolving Credit Promissory Note in the principal amount of $5.3 million (the “Credit Note”) and the Second Amended and Restated Term Promissory Note in the principal amount of approximately $4.1 million (the “Term Note”). Both the Credit Note and Term Note bear interest at the rate of LIBOR plus 7%, with a floor of 7%, (7.26% and 7.23% at December 31, 2010 and December 31, 2009, respectively) and are due on March 31, 2011. Prior to the restructure, the Company owed Wachovia approximately $6.4 million under the previous credit note, with a maximum borrowing of $8,000,000. As described below, the maximum borrowing was reduced by $2.7 million and reallocated to the balance of the Term Note. The Company is permitted to have aggregate principal advances outstanding under this Credit Note of the lesser of (i) $5.3 million or (ii) 80% of eligible accounts receivable less reserves plus an “over-advance” of $2.1 million through May 31, 2010, after which the “over advance” is reduced to $700,000 at January 1, 2011, and remains at that level through maturity of the Credit Note. Prior to the restructure, the Company owed Wachovia approximately $1.4 million under the previous term note. As part of the restructure, this amount was increased by $2.7 million. The Company’s obligations under the loan agreement and the notes continue to be secured by a first priority lien, in favor of Wachovia, on all of the Company assets, including the stock of each of the operating subsidiaries, and are subject to certain financial covenants.

The Company further agreed to reduce the amounts owed Wachovia by approximately $100,000 at closing, $400,000 on or before December 31, 2009 and $500,000 split between March 31, 2010 and July 31, 2010. In addition, 25% of all net proceeds from equity sales made by the Company after July 31, 2010 and 100% of the net proceeds from the sale of any collateral or subsidiary will be used to further reduce its obligations to Wachovia. Under the terms of the loan agreement, the Company used funds from the exercise of warrants as previously disclosed and from the sale of its stock for these reductions, The amounts due under the notes can be accelerated if an event of default occurs as described in the notes, and the Company’s outstanding letter of credit of $475,000 must be terminated or replaced by the maturity date of the notes. The availability under the Credit Note is reduced by the outstanding balance of any letters of credit.

Per the Amended Loan Agreement, the Company is required to calculate its borrowing base monthly based on eligible accounts receivable. The Company’s outstanding balance on the Credit Note as of December 31, 2010 and 2009 was approximately $1.9 million and $4.6 million, respectively. In addition, the Company has $475,000 under a letter of credit with its landlord as of December 31, 2010 and 2009. The Credit Note availability is calculated as principal less the outstanding balance less the outstanding letters of credit. As of December 31, 2010 and 2009, the Company’s availability under its Credit Note was approximately $2,575,000 and $180,000, respectively. As of December 31, 2010 and 2009, the Company’s outstanding balance on the Term Loan was $0 and approximately $3.5 million, respectively.

On March 29, 2010, the Company entered into a First Amendment to the Amended Loan Agreement and the Credit Note with Wachovia Bank, which modified certain terms including i) accelerating a scheduled principal payment of $250,000 due on July 31, 2010 to March 29, 2010, ii) reducing the $5.3 million Credit Note to $5.0 million over the term of the agreement, iii) reducing the over-advance provided in the Credit Note from $2.1 million to $700,000 over the term of the agreement ($1.3 million at December 31, 2010) and iv) changing to the covenants as reflected below.

On September 29, 2010, the Company entered into a Second Amendment to the Amended Loan Agreement with Wachovia to add back any loss or closing expenses or deduct any gain, related to the sale of various discontinued operations, in the calculation of the financial covenants as defined below.

In December 2010, the Company and Wachovia agreed to reduce the over-advance to $0 and stop any additional monthly payments to Wachovia in reduction of the over-advance through the remainder of the term of the Agreement.

Interest Rates; Repayment Terms. Interest on the unpaid principal balance of the Credit Note and Term Note accrues at LIBOR Market Index Rate plus 7% provided further that the interest rate shall in no event be less than 7%. The Credit Note matures on March 31, 2011. Amounts due under the Term Note are payable in monthly payments of $152,000 with any remaining principal due on March 31, 2011. The principal amount of the Term Note was reduced by the net cash proceeds to the Company upon the sale of MSA and RESO and the final amount due under the Term Note was repaid on December 29, 2010.

Covenants. As detailed further in the First Amendment to the Amended Agreement, so long as there remain any amounts outstanding under the Credit Note, the Company is required to maintain: (1) a “Funded Debt to EBITDA Ratio” (i) as of December 31, 2009 of not more than 4.25 to 1.00; (ii) as of March 31, 2010 of not more than 3.5 to 1.00; (iii) as of June 30, 2010 of not more than 4.0 to 1.00; (iv) as of September 30, 2010 of not more than 2.25 to 1.00; and (v) as of December 31, 2010 of not more than 1.75 to 1.00. This covenant is calculated quarterly, on a rolling four quarter basis; and (2) a “Fixed Charge Coverage Ratio” (i) as of December 31, 2009 of not less than 0.50 to 1.00; (ii) as of March 31, 2010 of not less than 0.40 to 1.00; (iii) as of June 30, 2010 of not less than 0.45 to 1.00; (iv) as of September 30, 2010 of not less than 1.00 to 1.00; and (v) as of December 31, 2010 of not less than 1.50 to 1.00. This covenant is calculated quarterly, on a rolling four quarter basis. In addition, the Company may not, without the approval of Wachovia: (a) make capital expenditures (excluding acquired names and capitalized software) during any calendar year exceeding $500,000; (b) incur any additional indebtedness; or (c) declare or pay dividends. The Amended Loan Agreement further prohibits the Company from acquiring or investing in, directly or indirectly, or purchasing, redeeming, retiring or otherwise acquiring, directly or indirectly, any stock, securities, or evidence of indebtedness. The Company was in compliance with all covenants at December 31, 2010 and December 31, 2009.

See Note 18 for the refinancing of the Wachovia Agreement with Bridge Bank, National Association (“Bridge Bank”).

Note 7 – Derivatives and Hedging Transactions

On March 18, 2009, the Company terminated an interest rate swap agreement early as part of the Loan Amendment between the Company and Wachovia and incurred a related expense of approximately $94,000 included in interest expense on the 2009 consolidated statement of operations which was previously reflected in other accumulated comprehensive loss. As of December 2010, the Company does not have derivatives or interest rate swap agreements.

Note 8 – Accrued Expenses and Other Current Liabilities

The accrued expenses and other current liabilities consist of the following at December 31, 2010 and 2009:

	$1,599,625	$1,599,625
	2010	2009
Accrued expenses	$748,515	$965,059
Accrued search costs	697,510	—
Accrued affiliate expenses	11,949	202,153
Accrued judgment	—	310,450
Accrued payroll liabilities	13,927	89,335
Capital lease – current portion	127,724	176,937

Total	$1,599,625	$1,743,934

Note 9 – Other Long-Term Liabilities

Other long-term liabilities consist of the following at December 31, 2010 and 2009:

	$1,599,625	$1,599,625
	2010	2009
Capital lease – net of current portion	$71,356	$190,867
Deferred rent	285,153	265,473

Total	$356,509	$456,340

Note 10 – Income Taxes

Provision (Benefit) for Income Taxes

The provision for income taxes consists of the following:

	$1,599,62555	$1,599,62555
	2010	2009
Current tax provision	$—	$—
Deferred tax (benefit) provision	—	—

Total tax (benefit) provision	$—	$—

A reconciliation of the expected Federal statutory rate of 34% to the Company’s actual rate as reported for each of the periods presented is as follows:

	$1,599,6251	$1,599,6251
	2010	2009
Expected statutory rate	(34)%	(34)%
State income tax rate, net of federal benefit	(4)%	(4)%
Permanent differences	4%	99%
Impairment differences	—	—
Valuation allowance	34%	(68)%
Other	—%	7%

	—	—

Deferred Income Taxes

Deferred income taxes are the result of timing differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

The Company assesses temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the consolidated balance sheets. The Company evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance on an ongoing basis. In evaluating its deferred tax assets, the Company considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets depends upon generating sufficient future taxable income prior to the expiration of the tax attributes. In assessing the need for a valuation allowance the Company must project future levels of taxable income. This assessment requires significant judgment. The Company examined the evidence related to a recent history of tax losses, the economic conditions in which it operates, recent organizational changes and, its forecasts and projections. As a result, the Company was unable to support a conclusion that it is more likely than not that any of its deferred tax assets will be realized. The Company therefore has recorded a full valuation for the net deferred tax assets as of December 31, 2010 and 2009.

The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred income tax assets satisfies the realization standard, the valuation allowance will be reduced accordingly. The 2010 net increase of approximately $1.8 million in valuation allowance related to deferred tax assets from operating loss carryforwards.

The following is a schedule of the deferred tax assets and liabilities as of December 31, 2010 and 2009:

	2010	2009
Deferred tax assets:
Net operating loss carry forward	$5,871,000	$4,445,000
Intangible assets	4,984,000	5,225,000
Deferred rent	381,000	242,000
Depreciation	272,000	—
Allowance for doubtful accounts	406,000	689,000
Stock based expenses	324,000	325,000
Other	214,000	214,000

Subtotal	12,452,000	11,140,000
Less valuation allowance	(12,452,000)	(10,641,000)

Total	—	499,000
Less: current portion	—	—
Non-current portion	—	499,000

Deferred tax liabilities:
Depreciation	—	499,000
Intangibles	—	—

Total	—	499,000
Less: current portion	—	—

Non-current portion	—	499,000

Total deferred tax assets (liabilities)	—	—

The net operating losses amounted to approximately $15.4 million and expire beginning 2022 through 2030.

Under the Internal Revenue Code of 1986, as amended, these losses can be carried forward twenty years. The Company has approximately $2.8 million of carry forward deductions from 2006 relating to stock options exercised as of December 31, 2010.

The adoption of provisions, required by ASC 740, did not result in any adjustments.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2007 through 2010. The Company and its subsidiaries state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2007 through 2010.

The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the years ended December 31, 2010 and 2009.

Note 11 – Stock-Based Compensation

The stock option program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers and directors, and to align stockholder and employee interests. The Company considers its option programs critical to its operation and productivity. Currently, the Company grants options and restricted stock awards (“RSAs”) from the 2005 Long-Term Incentive Plan (“2005 LTIP”) and the 2010 Equity Compensation Plan (“2010 ECP”), approved by the shareholders on June 18, 2010. Option and restricted stock unit vesting periods are generally zero to three years and most options expire after 5 years.

As of December 31, 2010, the Company reserved 700,000 shares of common stock for issuance under the 2010 ECP of which 282,974 were available for grant.

As of December 31, 2010, the Company had reserved 1.0 million shares of common stock for issuance under its 2005 LTIP of which i) 791,096 options were outstanding, ii) 40,000 shares issued to a former executive as severance and iii) 59,667 RSAs provided to employees, officers or directors. As of December 31, 2010, there were 109,237 options available for grant under the 2005 LTIP.

The following table summarizes all stock based compensation grants as of December 31, 2010:

	Stock Options	Severance	RSA’s	Available Shares	Total
2010 ECP	417,026	—	—	282,974	700,000
2005 LTIP	791,096	40,000	59,667	109,237	1,000,000
Non – LTIP	15,037	—	—	—	15,037

Total	1,223,159	40,000	59,667	392,211	1,715,037

The fair value of restricted stock units is determined using market value of the common stock on the date of the grant. The fair value of stock options is determined using the Black-Scholes valuation model. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Under ASC 718, “Accounting for Stock Options and Other Stock Based Compensation,” forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate, which is estimated at a weighted average of 25.0 percent of unvested options outstanding, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

In 2010, the Company granted options to purchase 93,750 shares of common stock under the 2005 LTIP with an average exercise price of $2.07 per share. The Company also granted options to purchase 433,488 shares of common stock under the newly adopted 2010 ECP with an average exercise price of $2.55 per share.

The Company recorded stock-based compensation expense for all equity incentive plans, exclusive of stock in lieu of pay, of approximately $533,000 and $435,000 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010, the aggregate intrinsic value of all outstanding options was $2.7 million with a weighted average remaining contractual term of 3.77 years, of which 372,663 of the outstanding options are currently exercisable with an aggregate intrinsic value of approximately $600,000, a weighted average exercise price of $5.86 and a weighted average remaining contractual term of 3.32 years. There were no options exercised during the years ended December 31, 2010 and 2009. The total compensation cost at December 31, 2010 related to non-vested awards not yet recognized was approximately $900,000 with an average expense recognition period of 3.06 years. The total fair value of options vested during 2010 and 2009 was approximately $1.1 million and $400,000, respectively.

The following table summarizes information about stock option activity during the years ended December 31, 2010 and 2009:

	2010		2009
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	987,963	$5.70	735,501	$9.40
Granted	527,238	$2.46	470,600	$2.60
Forfeited or expired	(292,042)	$4.47	(218,138)	$11.60
Exercised	—	$—	—	$—

Outstanding, end of year	1,223,159	$3.74	987,963	$5.70
Exercisable, end of year	372,663	$6.94	427,706	$8.50

The weighted average grant date fair value of options granted during 2010 and 2009 were $2.46 and $1.90, respectively.

Cash received from option exercises under all share-based payment arrangements for the years ended December 31, 2010 and 2009 was $0.

The following table summarizes information about stock options outstanding as of December 31, 2010, which includes 417,026 2010 ECP options, 791,096 2005 LTIP options and 15,037 non-2005 LTIP options:

Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$1.70 – $3.00	1,029,831	3.95	$2.49
$3.01 – $9.99	148,958	2.55	$6.79
$10.00 – $25.00	38,833	4.09	$21.45
$25.01 – $53.00	5,537	8.72	$29.62

Total	1,223,159	3.77	$3.74

In accordance with ASC 718, the fair values of options granted prior to adoption and determined for purposes of disclosure under ASC 718 have not been changed. The fair value of options granted was estimated assuming the following weighted averages:

	2010	2009
Expected life (in years)	5.00	4.2
Volatility	164.0%	134.0%
Risk free interest rate	1.82%	1.92%
Dividend yield	0.00%	0.00%

Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with or longer than the expected life of the options. The expected life of the options is based on the vesting schedule of the option in relation to the overall term of the option. The risk free interest rate is based on the market yield of the U.S. Treasury Bill with a five year term. The Company does not anticipate paying any dividends so the dividend yield in the model is zero.

In 2010, the Company issued an aggregate of 112,422 shares of its common stock valued at approximately $232,500 to its executive officers and certain of its senior management in lieu of cash compensation. The value of the shares equaled the fair market value of the Company’s common stock on the date of issuance. Additionally in 2010, we issued an aggregate of 8,715 shares of the Company’s common stock valued at approximately $24,000 to its board of directors in lieu of cash compensation. The value of these shares equaled the fair market value of the Company’s common stock on the date of issuance. The recipients were accredited or otherwise sophisticated individuals who had such knowledge and experience in business matters that they were capable of evaluating the merits and risks of the prospective investment in the Company’s securities. The recipients had access to business and financial information concerning the Company. The securities were issued in reliance on an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Note 12 – Stockholder’s Equity

Stock Split

On December 10, 2010, the Company undertook a 1 for 10 reverse stock split of its common stock. As a result, the Company reduced the number of its authorized shares of common stock from 200,000,000 shares to 20,000,000 shares and reduced the number of authorized shares of “blank check” preferred stock from 5,000,000 shares to 500,000 shares.

Significant Equity Transactions

On December 16, 2009, the Company entered into subscription agreements for the sale of an aggregate of 1,674,000 shares of common stock at a purchase price of $2.50 per share resulting in gross proceeds of approximately $4.2 million. This offering was an “at the market” offering conducted as a takedown from the Company’s shelf registration statement which was declared effective by the Securities and Exchange Commission in January 2007. Under the terms of the subscription agreements, the closing of the offering was subject to the restructure of the Wachovia obligations and the proceeds from the subscriptions were deposited in escrow pending satisfaction of the closing condition. On December 28, 2009, following the restructure of the Wachovia obligations as described earlier in this report, the offering was closed. Included purchasers in this offering along with several institutional investors were members of the Company’s Board of Directors, their affiliates, and its executive officers who purchased an aggregate of approximately $1.7 million in the offering upon the same terms and conditions as the other investors. The Company did not engage the services of an underwriter or placement agent in this offering, but paid a finder’s fee of $48,000 to a broker dealer and member of FINRA. Additional fees incurred with the sale of common stock included $45,000 in listing fees and approximately $45,000 in legal fees.

Treasury Stock

The Company has 551,696 shares of stock in its treasury at a combined total value of approximately $2.1 million. The cost method was used in recording the purchase of the treasury stock.

Warrants Outstanding

As of December 31, 2010, the Company had outstanding warrants for the potential issuance of 643,958 shares of common stock. Exercise price ranges from $3.00 to $35.00 as of December 31, 2010. These warrants were primarily issued in connection with private placements and debt issuances and reflect the balances after the 226,093 shares were exercised in September 2009 (see below) for approximately $0.6 million or $2.70 per share. In August 2009, the Company issued 40,000 warrants to an Investor Relations firm as partial compensation for services. The 40,000 warrants are divided into four tranches of 10,000 warrants per tranche with exercises prices of $3.00, $5.00, $10.00 and $15.00. The warrants exercise over a 24 month period on a pro-rata basis and have a term of five years. All of these warrants are exercisable for five years.

As a result of the granting of the investor relations warrants, the Company triggered the anti-dilution protection for warrants issued to investors in 2006 as part of their purchase and conversion of Series A Preferred Stock (“Investor Warrants”). As a result of the floor on each warrant the following represents the warrants that were outstanding, the stated exercise price and the adjusted exercise price. The Company issued 520,000 warrants with an exercise price of $25.00 per share, which was reduced to the floor of $20.00 per share. The Company issued 200,000 warrants with an exercise price of $30.50 per share, which was reduced to the floor of $25.00 per share. The Company issued 100,000 warrants with an exercise price of $40.00 per share, which was reduced to the floor of $35.00 per share.

Additionally, during the third quarter of 2009 the Company temporarily, from September 21, 2009 to September 29, 2009 (“Reduction Period”), re-priced the Investor Warrants. The Company provided a modification to the warrant agreements that i) reduced the exercise price from all the warrants ranging from $20.00 – $35.00 per share to $27.00 per share, the market price during the Reduction Period and ii) removed the cashless exercise feature. During the Reduction Period, 226,093 warrants were exercised.

The following table summarizes information about stock warrants outstanding as of December 31, 2010:

Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$3.00 – $15.00	40,000	3.58	$8.25

$15.01 – $25.00	376,490	0.26	$20.00

$25.01 – $35.00	227,468	0.83	$28.67

Total	643,958	0.62	$22.33
Exercisable	632,291	0.62	$22.33

Note 13 – Discontinued Operations

During the second quarter of 2008, the Company made a decision to divest its MSA operations and ceased operations of its Web Diversity subsidiary. The Company also made a decision to divest its Cherish and Vintacom operations. On February 17, 2009, the Company concluded the sale of Cherish. In the fourth quarter of 2009, the Company ceased operations of Vintacom. On March 1, 2010, the Company, as a result of market and strategic reasons, accelerated its decision to exit the negative-option marketing programs which was part of the Company’s Direct Segment with the acquisition of iLead in 2006. As a result in this change to the iLead business, the Company deemed all remaining intangible assets associated with this business as of December 31, 2009 to be impaired. On June 3, 2010, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Omega Direct Marketing, LLC (“Omega”) to sell all of the gross assets of its Exact Supplements, LLC. business (“Exact”). The purchase price is 50% of all monthly revenues for the immediate 12 months after the date of the Agreement, less specific costs as defined in the Agreement for revenue from the sold customer base. The Company shall recognize gains from the sale of Exact only upon receipt of monies per the Agreement. During the year ended December 31, 2010, the Company did not recognize any gain or loss from this sale. Additionally, as all assets of Exact were written off as of December 31, 2009 and, therefore, no gain or loss was recognized on the sale of Exact.

On September 24, 2010, the Company sold the assets of MSA and its related companies Rightstuff, Inc. and Checkup Marketing, Inc., all North Carolina corporations which are wholly-owned subsidiaries of Inuvo, Inc. The purchase price of the assets was $766,636, of which $247,147 was paid at closing and the balance was paid in three equal installments of $173,163 each during the 90 days following the closing. Under the terms of the agreement, the purchaser also assumed certain liabilities related to the purchased assets. To ensure orderly transition of the business, the Company agreed to provide the purchaser with hosting services at no cost for 90 days following the closing. The agreement contains customary indemnification, non-disclosure and non-solicitation provisions. All the proceeds received from the sale of MSA were used to reduce the term note with Wachovia. Additionally, the Company reported a non-cash charge in discontinued operations of approximately $1.5 million for the loss on the sale for the year ended December 31, 2010.

In July 2010, the Board of Directors approved the plan to sell the Company’s RESO business unit. On December 10, 2010, the Company closed the sale of the assets of RESO. The purchase price of the assets was $750,000, of which all was paid at closing less $31,716 working capital adjustment and $50,000 held in escrow for a period of one year. Earlier in 2010, the Company announced its intention to sell the business and it accounted for the subsidiary as a discontinued operation since that time. To ensure an orderly transition of the business, the Company agreed to provide transitional services until April 15, 2011 and will receive a fee of $107,204 paid in five equal monthly installments. The Asset Purchase Agreement contains customary indemnification, non-disclosure and non-solicitation provisions. All the proceeds from the sale were used to reduce the term note with Wachovia. In addition, the Company reported a gain on the sale of RESO in discontinued operations of approximately $500,000.

The table below summarizes unaudited financial results for the assets classified as held for sale which is comprised primarily of the Company’s MSA, iLead and RESO business units for the years ended December 31,:

	Years Ended
	2010	2009
Revenue	$7,805,231	$24,713,512

Income (loss) from discontinued operations before loss on sale	621,140	(585,262)
(Loss) gain on sale of discontinued operations	(989,364)	275,019

Loss from discontinued operations	$(368,224)	$(310,243)

Note 14 – Retirement Plan Costs

The Company sponsors a defined contribution plan to help eligible employees provide for retirement. The Company began matching employees’ contributions in 2007. The Company currently matched 50% of employee contributions up to 6% of eligible contributions. The Company’s total matching contributions for the years ended December 31, 2010 and 2009 were approximately $43,000 and $124,000, respectively. During 2010, the Company suspended matching contributions.

Note 15 – Leases

The Company leases certain office space and equipment. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Rent expense was approximately $800,000 and $1.3 million for the years ended December 31, 2010 and 2009, respectively.

Minimum lease payments under non-cancelable operating leases as of December 31, 2010 are:

2011	$822,596
2012	850,960
2013	880,271
2014	905,143
2015	692,422
Thereafter	—

The Company had a subsidiary, MarketSmart Interactive (“Interactive”) that was dissolved in 2007. Interactive was a party to an operating lease. There is currently a legal action filed by the Lessor of the Interactive lease. Interactive was insolvent when it was dissolved. (See Note 16).

In 2010, the Company subleased a portion of its offices in its headquarters to a third-party telemarketing firm. The term of the sublease is for 36 months and requires equal monthly payments of approximately $20,000 per month.

Note 16 – Commitments and Contingencies

Legal Related

From time to time, the Company is a party as plaintiff or defendant to various legal proceedings related to its normal business operations.

A dissolved subsidiary, Interactive was party to a real estate lease in North Carolina (“the Property”). The lessor of the Property has filed a suit against Interactive, the dissolved lessee and MSA. Interactive was insolvent at the time of dissolution and MSA was not party to the lease. The Company intends to vigorously defend this matter.

In the opinion of management, although the outcome of any legal proceeding cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings will not have a material adverse effect on the Company’s financial position, but could be material to the results of operations in any one future accounting period. Defense costs are expensed as incurred.

Note 17 – Segment Analysis

The Company is an Internet marketing services business separated into two reporting segments: Performance Marketing and Web Properties. The Performance Marketing segment includes both the technologies and networks required to facilitate business to business transactions. The Web Properties segment includes both the products and websites required to market to consumers online, a lead generation business and data collection and distribution.

Listed below is a presentation of the unaudited revenue, gross profit and earnings (loss) before interest, taxes, depreciation and amortization and stock based compensation for all reportable industry segments for the years ended December 31, 2010 and 2009. The Company currently only tracks certain assets at the segment level and therefore assets by segment are not presented below. The Corporate category in the “Earnings (Loss) before Interest, Taxes, Depreciation and Amortization, and Stock Based Compensation” table consists of corporate expenses not allocated to any segment.

Net Revenue by Industry Segment

	2010		2009
Segment:	Amount	Percent	Amount	Percent
Performance Marketing	$35,449,243	72.4%	$28,842,342	72.5%
Web Properties	13,520,604	27.6%	10,964,765	27.5%

Total	$48,969,847	100.0%	$39,807,107	100.0%

Gross Profit by Industry Segment

Segment:	2010	2009
Performance Marketing	$8,562,971	7,597,315
Web Properties	11,151,566	7,436,085

Total	$19,714,537	$15,033,400

Earnings before Stock-Based Compensation, Interest, Taxes, Depreciation and Amortization and Impairment Charges by Industry Segment

Segment:	2010	2009
Performance Marketing	$4,258,863	$2,387,710
Web Properties	2,772,692	3,325,165
Corporate	(4,850,124)	(4,340,546)

Total	$2,181,431	$1,372,329

INUVO, INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2011 and December 31, 2010

	September 30, 2011	December 31, 2010
	(Unaudited)
Assets:
Current assets:
Cash	$1,160,180	$118,561
Restricted cash	475,410	140,493
Accounts receivable, net of allowance for doubtful accounts of $440,101 and $450,634, respectively	2,872,463	4,500,894
Unbilled revenue	35,862	59,881
Prepaid expenses and other current assets	306,823	463,958
Current assets of discontinued operations	50,000	50,000

Total current assets	4,900,738	5,333,787

Property and equipment, net	1,917,156	2,749,098
Other assets:
Goodwill	3,351,405	3,351,405
Intangible assets	2,636,332	2,511,918
Other assets	2,243	79,324

Total other assets	5,989,980	5,942,647

Total assets	$12,807,874	$14,025,532

Liabilities and stockholders’ equity:
Current liabilities:
Term and credit note payable – current portion	$757,000	$1,850,000
Accounts payable	4,133,392	5,479,796
Deferred revenue Deferred compensation	18,083 736,387	19,921 —
Accrued expenses and other current liabilities	1,243,287	1,599,625
Current liabilities of discontinued operations	220,000	712,024

Total current liabilities	7,108,149	9,661,366

Long-term liabilities:
Term and credit note payable – long-term	2,250,000	—
Other long-term liabilities	309,183	356,509

Total liabilities	9,667,332	10,017,875

Stockholders’ equity:
Preferred stock, $.001 par value:
Authorized shares – 500,000 – none issued or outstanding	—	—
Common stock, $.001 par value:
Authorized shares, 20,000,000, issued shares 10,422,618 and 9,110,486, respectively
Outstanding shares – 10,035,791 and 8,558,790, respectively	10,422	9,110
Additional paid in capital	114,863,767	111,766,319
Accumulated deficit	(110,264,043)	(105,671,666)
Treasury stock – 386,827 and 551,696 shares, respectively	(1,469,604)	(2,096,106)

Total stockholders’ equity	3,140,542	4,007,657

Total liabilities and stockholders’ equity	$12,807,874	$14,025,532

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INUVO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three and Nine Months Ended September 30, 2011 and 2010

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net revenue	$8,203,116	$14,270,285	$29,209,646	$34,974,369
Cost of revenue:
Affiliate expenses	3,922,166	7,861,565	14,090,378	19,572,820
Data acquisition	660,738	564,724	1,859,999	1,739,497
Merchant processing fees and product costs	53,004	27,845	155,810	86,520

Cost of revenue	4,635,908	8,454,134	16,106,187	21,398,837

Gross profit	3,567,208	5,816,151	13,103,459	13,575,532
Operating expenses:
Search costs	1,959,042	1,705,124	6,749,115	3,059,407
Compensation and telemarketing	1,481,007	2,525,672	6,367,437	7,808,735
Selling, general and administrative	1,363,385	1,785,609	4,018,959	5,707,928

Total operating expenses	4,803,434	6,016,405	17,135,511	16,576,070

Operating loss	(1,236,226)	(200,254)	(4,032,052)	(3,000,538)
Other income(expenses):
Litigation settlements	—	—	(374,800)	—
Write-down of note receivable and capitalized development costs	(78,361)	—	(179,106)	—
Other income	—	13,134	—	13,134
Interest expense, net	(53,169)	(133,257)	(263,437)	(444,023)

Other expenses, net	(131,530)	(120,123)	(817,343)	(430,889)

Loss from continuing operations before taxes	(1,367,756)	(320,377)	(4,849,395)	(3,431,427)
Income tax expense	(141)	(1,760)	(141)	(2,642)

Net loss from continuing operations	(1,367,897)	(322,137)	(4,849,536)	(3,434,069)
Net (loss) income from discontinued operations	—	(1,910,302)	257,136	(890,252)

Net loss	$(1,367,897)	$(2,232,439)	$(4,592,400)	$(4,324,321)

Per common share data:
Basic and diluted:
Net loss from continuing operations	$(0.14)	$(0.04)	$(0.53)	$(0.40)
Net (loss) income from discontinued operations	(0.00)	(0.22)	0.03	(0.11)

Net loss	$(0.14)	$(0.26)	$(0.50)	$(0.51)

Weighted average shares (Basic and diluted)	10,035,791	8,521,780	9,137,659	8,475,377

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INUVO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2011 and 2010

(Unaudited)

	2011		2010
Operating activities:
Net loss		$(4,592,400)		$(4,324,321)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		3,203,147		3,782,870
Provision for doubtful accounts		45,520		427,000
Write-down of note receivable		100,745		—
Write-down of capitalized development costs		78,361		—
Deferred compensation		368,193		—
Stock based compensation		1,092,282		579,416
Change in operating assets and liabilities:
Restricted cash		140,083		467,627
Accounts receivable		1,582,911		(1,456,157)
Prepaid expenses and other assets		157,490		(22,576)
Accounts payable		(1,346,404)		1,215,156
Deferred revenue		(1,838)		(64,354)
Other accrued expenses and current liabilities		(43,951)		45,279

Net cash provided by operating activities – continuing operations		784,139		649,940
Net cash used in operating activities – discontinued operations		(376,424)		1,236,070

Net cash provided by operating activities		407,715		1,886,010

Investing activities:
Purchases of equipment and capitalized development costs		(430,610)		(674,671)
Purchase of names database Proceeds from sale of discontinued operations		(2,143,370 —)		(1,377,151 247,147)

Net cash used in investing activities		(2,573,980)		(1,804,675)

Financing activities:
Proceeds from sale of common stock, net Principal payments made on term note payable		2,635,796 —		— (2,240,200)
Advances from credit note payable		4,631,144		25,142,000
Payments on credit note payable and capital leases		(4,059,056)		(26,182,000)

Net cash provided by (used in) financing activities		3,207,884		(3,280,200)

Net change – cash		1,041,619		(3,198,865)
Cash, beginning of period		118,561		4,843,128

Cash, end of period		$1,160,180		$1,644,263

Supplemental information:
Interest paid		$312,912		$428,987

Non-cash investing and financing activities:
Equipment under capital leases Furniture and fixtures sold under notes receivable MSA assets sold under notes receivable Restricted advances on term-note payable	$ $ $ $	— — — 475,000	$ $ $ $	19,236 140,472 766,636 —
Payment of litigation settlements with common stock Retirement of 164,869 shares of treasury stock	$ $	365,400 626,502	$ $	— —

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INUVO, INC.

Notes to Consolidated Financial Statements

September 30, 2011 and 2010

(Unaudited)

Note 1 – Organization and Business and Accounting Policies

Inuvo™, Inc. and subsidiaries (“we,” “us,” or “our”) is an Internet marketing/technology business with two segments:

•	Performance Marketing, and

•	Web Properties.

In 2011, management reorganized our operations along two new operating segments – Performance Marketing and Web Properties. Prior to 2011, our segments were classified as Exchange and Direct segments.

The Performance Marketing segment designs, builds, implements, manages and sells the various technology platforms and services we offer. For the last 24 months, the Performance Marketing segment has executed on a technology strategy to consolidate the disparate platforms we acquired between 2002 and 2008, resulting in a single technology foundation which can serve the needs of advertiser and publisher clients within this segment. This foundation is referred to as the Inuvo Platform. The Inuvo Platform is an open, quality-controlled, lead generation marketplace designed to allow advertisers and publishers the ability to manage their consumer marketing transactions in an automated and transparent environment. In addition to the core Inuvo Platform for advertisers and publishers, we continue to sell several legacy platforms, services or directories within the Performance Marketing segment. Revenue is principally generated when a consumer clicks on links, fills out a lead form or purchases a product. In this segment, we must attract highly visited web publishers where competition for advertising space is driven primarily by the amount paid for each offer presented on each page viewed. We believe that greater transparency and alignment between advertisers and publishers, combined with sophisticated analytic technologies that predict fraud and target offers more effectively, will differentiate service providers in this marketplace.

The Web Properties segment designs, builds and manages unique offers and/or websites that generate revenue principally from the sale of products, leads and/or advertising. The Web Properties segment manages owned and operated websites across verticals that include local search, product shopping comparison, pre/post natal interests. The segment uses a number of online tactics designed to drive traffic to these owned and operated sites including search, affiliates, email and display marketing campaigns. In the future, we expect that a majority of such tactics will be deployed and/or tracked via the Inuvo Platform.

In October 2009, we brought to market the Inuvo Platform. Within this solution, advertisers create and manage advertising campaigns, web publishers better monetize their available advertising inventory, and strategic partners and web developers have the ability to customize implementations through an application-programming interface (“API”). We see ourselves well positioned to capitalize on market trends across online marketing channels using this platform as the foundation for entering new markets.

In March 2011, we completed the exit from the ValidClick AdExchange business. With this exit, we no longer support direct auctioned based cost-per-click advertisers and multi-tiered ad networks of third party website publishers.

On May 9, 2011 we received notice from the NYSE Amex (the “Exchange”) that we were below certain of the Exchange’s continued listing standards due to stockholders’ equity of less than $4.0 million and losses from continuing operations and/or net losses in three of our four most recent fiscal years as set forth in Section 1003(a)(ii) of the Exchange’s Company Guide. The stockholders’ equity balance of less than $4.0 million was largely a result of; a series of impairment charges and losses from discontinued operations over the past two years, and lower Search Marketing revenue due to Yahoo!’s decision to transfer its search operations to

Bing (Microsoft). The Exchange allowed us to submit a plan of compliance (the “Plan”) demonstrating our ability to regain compliance with their listing standards. We submitted such a plan to the Exchange and it was accepted by the Exchange on July 5, 2011. Our plan was to immediately raise capital sufficient to regain compliance with the Exchange’s listing standards. Secondly, we initiated an operating plan that demonstrates our ability to grow revenue and operate profitably to remain compliant with the Exchange’s listing requirement and increase shareholder value. The key points of the Plan provided to the Exchange were:

•	Raise up to $4.0 million of equity over the remainder of 2011,

•	Launch three new marketing initiatives that we believe will create positive earnings and cash flow, and

•	Maintain a cost reduction program that began in late 2010.

On June 20, 2011, we executed the first part of the Plan by raising $2.7 million in equity selling 1,350,000 shares of our common stock and warrants to purchase up to an aggregate of 675,000 shares of common stock at $2.20 per share.

The second part of the plan included three new marketing initiatives. Each of these initiatives required minimal capital as they leveraged Inuvo’s existing technology, assets and services. These initiatives included:

•

BargainMatch. BargainMatch, an owned and operated website in the Web Properties segment, is Inuvo’s comparative shopping site that rewards consumer loyalty by providing cash back on the purchase of products. BargainMatch has an extensive panel of retailers that offer cash incentives for purchases across a large list of SKUs. Retailers determine how much they will pay for a customer purchase. Inuvo takes a share of the transaction and set aside the cash back portion for customers. Inuvo has white-labeled the BargainMatch service for use by other online websites interested in building loyalty from their visitors while simultaneously driving additional revenue. Inuvo’s customers for the white-labeled service promote their version of the site to their constituents. Inuvo manages and hosts the solution and shares revenue from sponsored ads and the commission on product sales. BargainMatch was launched in the third quarter of 2011.

•

Kowabunga. Kowabunga is a daily deal program focused on rural America, a market Inuvo believe is underserved by market leaders. Inuvo has access to millions of consumers through its search marketing operations that are potential customers for a local deal of the day. Inuvo is partnering with a national direct marketer, which currently markets offers from hundreds of thousands of merchants in rural America. Inuvo has developed the infrastructure to present daily local offers from the inventory of its partner to the consumers from the Inuvo Platform. Inuvo believes that the potential reach of this program is to 20 million households in 25 states, with a potential for 90% household penetration, 2,500 national and local retail advertisers, and 80% of these markets that are home to a college or university. Kowabunga was launched in the third quarter of 2011.

•

Kidzadu. Within Inuvo’s owned and operated sites and other sources, Inuvo acquires more than 200,000 pre-natal name leads per month. With Kidzadu™, Inuvo created a model to identify attractive prospects from its inventory of leads. A typical middle income family will spend $12,000 in a baby’s first year. Inuvo will offer a credit line, financed by a partner who will assume the loan risk, to qualified leads, on a real time basis for use only at Inuvo’s online baby products store, Kidzadu™. Kidzadu was launched in the second quarter of 2011, however, the initial consumer acceptance of the model was lower than expected. As a result of the disappointing initial results, as well as difficulties fully integrating the finance partner’s services, in the third quarter of 2011 Inuvo delayed any further efforts on this initiative.

On May 31, 2011, we notified our outsourced telemarketing company that we were exercising our right to terminate the Master Services Agreement between the parties without cause. Pursuant to the terms of the Master Services Agreement, we were required to pay a one-time payment of $340,000 that was made in June 2011. Pursuant to this termination we wrote off a note receivable for approximately $101,000 related to the sale of property and equipment.

In September 2011, in order to further reduce our operating costs, we eliminated 16 full time positions and six part-time positions. The effect of this reduction in personnel is approximately $1.1 million annually.

On October 16, 2011, we signed an Agreement and Plan of Merger with Vertro, Inc. (“Vertro”). The Agreement calls for us to acquire all of the outstanding stock of Vertro in exchange for our common stock. The closing of the merger is conditioned upon, among other things, approval of the holders of a majority of our stockholders, the approval of the holders of a majority of the Vertro stockholders, the approval of the listing of the shares to be issued on the NYSE Amex, receipt of financing from Bridge Bank, N.A. or acceptable alternative financing and customary closing conditions. Subject to the satisfaction of these conditions, we anticipate that the merger will close in the fourth quarter of 2011 or the first quarter of 2012. The companies, once combined, have an opportunity to capitalize on the Vertro distribution channels with the advertising sources of the Inuvo platform. Expected benefits of the merger include diversification of suppliers and revenue streams, lower operating costs and a combined expertise in search to create revenue opportunities and lower advertising buying costs.

We may seek to raise additional capital through public or private equity financings in order to fund our operations, take advantage of favorable business opportunities, develop and upgrade our technology infrastructure, develop new product and service offerings, or take advantage of favorable conditions in capital markets. We cannot be assured that additional financing will be available to us on favorable terms, or at all. If we issue additional equity, our existing stockholders may experience substantial dilution.

We believe the execution of the Plan filed with the Exchange, the reduction of costs, along with the new bank facility and raising equity capital, may provide sufficient cash for the next twelve months. If our search operations continue to weaken or if any of the ongoing litigation or claims made against us result in an unfavorable judgment or settlement, we may not have adequate cash in order to operate.

The accompanying consolidated financial statements were prepared by management on a go-forward basis and therefore do not include any adjustments to the Company’s assets or liabilities.

Our significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and as filed with the Securities and Exchange Commission (“SEC”). For interim reporting purposes, we follow the same accounting policies and consider each interim period as an integral part of an annual period. Certain prior period amounts are reclassified to conform to the current presentation related to discontinued operations and segment classification.

Discontinued Operations

During 2008, we made a decision to divest our MarketSmart Advertising, Inc. (“MSA”) operations and, on September 24, 2010, we sold substantially all of the assets of MSA. In March 2010, due to market and strategic reasons we decided to exit the negative-option marketing programs which became part of our Direct segment following the iLead Media, Inc. (“iLead”) acquisition in 2006. In July 2010, the Board of Directors approved the plan to sell our Real Estate School Online (“RESO”) business unit and in December 2010, substantially all of the assets of RESO were sold. See note 10.

Basis of Presentation

The consolidated financial statements include our accounts and those of our subsidiaries. All inter-company accounts and transactions are eliminated in consolidation.

The accompanying unaudited interim consolidated financial statements as of September 30, 2011 and for the three and nine months ended September 30, 2011 and 2010 are prepared pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”)

are condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2010, as amended, and filed with the SEC. The interim consolidated financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited consolidated financial statements. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Reclassifications

Certain prior period amounts are reclassified to conform to the current presentation of discontinued operations related to RESO as the results of RESO were previously included as part of continuing operations for the three and nine months ended September 30, 2010. Additionally, we have reclassified amounts to conform to the presentation of our new segments.

Additionally, all consolidated financial statements and notes herein reflect the impact of the 1 for 10 reverse stock split on our common and the related proportional reduction in the number of authorized shares of our common stock and preferred stock in December 2010.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of net revenue and expenses in the reporting period. We regularly evaluate estimates and assumptions related to allowances for doubtful accounts, goodwill and purchased intangible asset valuations, derivatives, deferred income tax asset valuation allowances, stock compensation, and the value of stock options and warrants. We base our estimates and assumptions on current facts, historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Credit Risk, Customer and Vendor Evaluation

Accounts receivable are typically unsecured and are derived from sales to customers. We perform ongoing credit evaluations of our customers and maintain allowances for estimated credit losses. We apply judgment as to our ability to collect outstanding receivables based primarily on management’s evaluation of the customer’s financial condition and past collection history and records a specific allowance. In addition, we record an allowance based on the length of time the receivables are past due.

At September 30, 2011, we had one individual customer with accounts receivable balances greater than 10% of the gross accounts receivable from continuing operations. This customer owed approximately $2.2 million or 66.1% of gross accounts receivable at September 30, 2011 and approximately $3.0 million or 60.0% of gross accounts receivable at December 31, 2010. This same customer contributed approximately $7.3 million or 88.8% of total net revenue from continuing operations for the three months ended September 30, 2011 and approximately $11.9 million or 83.6% of total net revenue from continuing operations for the three months ended September 30, 2010. Additionally, this customer contributed approximately $25.2 million or 86.4% of total net revenue from continuing operations for the nine months ended September 30, 2011 and approximately $27.7 million or 79.2% of total net revenue from continuing operations for the nine months ended September 30, 2010.

Note 2 – Property and Equipment

The net carrying value of property and equipment consisted of the following as of:

	September 30, 2011 (Unaudited)	December 31, 2010
Furniture and fixtures	$427,121	$427,121
Equipment	3,058,307	3,078,393
Software	5,851,825	5,514,375
Leasehold improvements	321,873	321,873

Subtotal	9,659,126	9,341,762
Less: accumulated depreciation and amortization	(7,741,970)	(6,592,664)

Net property and equipment from continuing operations	$1,917,156	$2,749,098

Depreciation expense for the three months ended September 30, 2011 and 2010 was approximately $379,000 and $455,000, respectively. Additionally, depreciation expense for the nine months ended September 30, 2011 and 2010 was approximately $1,184,000 and $1,390,000, respectively. Depreciation is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Note 3 – Goodwill and Intangible Assets

The following is a schedule of our intangible assets from continuing operations as of September 30, 2011:

Description	Term	Carrying Value	Accumulated Amortization		Net Carrying Value

Names database (1)	1-2 Years	$15,706,427	$(13,460,095)		$2,246,332
Customer lists Exclusivity agreement	5 Years 1 Year	3,500,000 150,000	(3,500,000 (150,000	) )	— —
Tradenames (2)	—	390,000	—		390,000

Total intangible assets		$19,746,427	$(17,110,095)		$2,636,332

Goodwill		$3,351,405	$—		$3,351,405

(1)	Amortization of our Names Database for the three months ended September 30, 2011 and 2010 was approximately $661,000 and $489,000, respectively. Additionally, amortization of our Names Database for the nine months ended September 30, 2011 and 2010 was approximately $1,860,000 and $1,486,000, respectively.
(2)	We do not amortize the carrying value of our Tradenames.

Our amortization expense over the next five years as of September 30, 2011 is as follows:

2011	$634,041
2012	1,370,887
2013	241,404
2014	—
2015	—

Total	$2,246,332

Note 4 – Accrued Expenses and Other Current Liabilities

The accrued expenses and other current liabilities consisted of the following as of:

	September 30, 2011 (unaudited)	December 31, 2010
Accrued expenses	$671,078	$748,515
Accrued search costs	429,283	697,510
Accrued affiliate expenses	1,909	11,949
Accrued payroll and bonus liabilities	71,392	13,927
Capital leases – current portion	69,625	127,724

Total	$1,243,287	$1,599,625

Note 5 – Other Long Term Liabilities

Other long term liabilities consisted of the following as of:

	September 30, 2011 (unaudited)	December 31, 2010
Deferred rent	$285,710	$285,153
Capital lease – less current portion	23,473	71,356

Total	$309,183	$356,509

Note 6 – Term and Credit Note Payable

On February 15, 2011, we entered into a two-year Business Financing Agreement (the “Agreement”) with Bridge Bank, N.A. (“Bridge Bank”). This Agreement provides for a revolving credit facility of up to $8.0 million and replaces the $5.0 million credit facility with Wachovia Bank, N.A. (“Wachovia”) that was scheduled to expire in March 2011. The Bridge Bank credit facility allows us to borrow against 80% of eligible accounts receivable balances, which are generally those balances owed by U.S. based customers that are less than 90 days from the date of invoice. In addition, the Bridge Bank facility provides an additional term note payable of $475,000 to collateralize a stand-by letter of credit required by our corporate headquarters lease. The $475,000 of proceeds from the term note payable is included in restricted cash as of September 30, 2011. Under the terms of the Agreement, we must maintain certain depository, operating and investment accounts at Bridge Bank; provide Bridge Bank a first priority perfected security interest in all of our accounts and personal property; provide various monthly, quarterly and annual reports; limit additional indebtedness to $500,000 of purchase money including capital leases and an additional $500,000 of all other indebtedness; and maintain “operating profit” of net income plus interest and taxes plus non-cash expenses for amortization, depreciation, stock based compensation, discontinued operations and non-recurring items of not less than $100,000 for the immediate proceeding three month period. At the closing of the Agreement several fees were paid including a facility fee (0.25% of the maximum credit limit), a due diligence fee of $800, a fee-in-lieu-of-warrant of $21,250 and a non-formula facility fee of $4,750. The facility fee is due annually. A maintenance fee of .125% of the average daily balance and the finance charge (Prime Rate plus 200 bonus points) are due monthly. The Prime Rate was 3.25% at September 30, 2011. As of September 30, 2011, there was $2,532,000 outstanding under the revolving credit facility and there was no additional availability under the Agreement.

On June 2, 2011, we entered into a Business Financing Modification Agreement with Bridge Bank effective May 25, 2011 pursuant to which $1.0 million of the revolving line of credit was converted to a nonformula sublimit of availability that would mature in 240 days. In order to secure this additional availability, Mr. Charles D. Morgan, a member of our board of directors, provided a backup letter of credit to Bridge Bank in the amount of $1.0 million. In connection therewith, we entered into a Reimbursement and Security Agreement with Mr. Morgan pursuant to which we granted him a second position security interest in and to our assets and agreed to reimburse him should Bridge Bank be required to draw against the backup letter of credit provided by him. We drew down on this additional availability and used it for our working capital needs. It was fully repaid on June 23, 2011.

At June 30, 2011, we were not in compliance with the covenant to maintain an operating profit of not less than $100,000 (see above) required by the Bridge Bank credit facility primarily due to a one-time payment of $340,000 to exit our outsourcing call center contract (see Note 1). We received a waiver from Bridge Bank for non-compliance with the covenant for the months ending June 30, 2011, July 31, 2011 and August 31, 2011. At September 30, 2011, we were in compliance with all terms of the Bridge Bank credit facility.

Note 7 – Stock-Based Compensation Plans

The stock option program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers and directors, and to align stockholder and employee interests. We consider our option programs critical to our operation and productivity. Currently, we grant options and restricted stock awards (“RSAs”) from two shareholder approved plans, the 2005 Long-Term Incentive Plan (“2005 LTIP”) and the 2010 Equity Compensation Plan (“2010 ECP”). Option and restricted stock unit vesting periods are generally zero to three years.

On September 23, 2011, all unexpired stock options had their expiration term extended by 5 years from the date of grant. The extension of the termination period for these stock options increased the expected life of the options by approximately one year and accordingly increased the fair market value of these stock options by approximately $283,000 of which $117,000 was related to fully vested stock options and was recorded as a charge in the three and nine months ended September 30, 2011. The remaining $166,000 will be expensed over the remaining vesting periods.

As of September 30, 2011, we reserved 1.0 million shares of common stock for issuance under our 2005 LTIP and 785,588 under our 2010 ECP plan.

The following table summarizes all stock based compensation grants as of September 30, 2011:

	Stock Options	RSA’s	Available Shares	Total
2010 ECP	668,524	109,796	7,268	785,588
2005 LTIP	762,177	118,046	119,777	1,000,000

Total	1,430,701	227,842	127,045	1,785,588

The fair value of RSAs is determined using the market value of the common stock on the date of the grant. The fair value of stock options is determined using the Black-Scholes valuation model. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Under Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation,” forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate, which is currently estimated at a weighted average of 25% of unvested options outstanding, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

We recorded stock-based compensation expense for all equity incentive plans of approximately $407,000 and $246,000 for the three months ended September 30, 2011 and 2010, respectively. Additionally, we recorded stock-based compensation expense for all equity incentive plans of approximately $974,000 and $579,000 for the nine months ended September 30, 2011 and 2010, respectively.

At September 30, 2011, the aggregate intrinsic value of all outstanding options is $0 and has a weighted average remaining contractual term of 8.17 years. As of September 30, 2011, 586,395 of the outstanding options are exercisable and have an aggregate intrinsic value of $0, a weighted average exercise price of $3.57 and a weighted average remaining contractual term of approximately 7.5 years. The total compensation cost at September 30, 2011 related to non-vested awards not yet recognized was approximately $1.4 million and has an average remaining expense recognition period of 1.37 years.

The following table summarizes information about stock option activity during the nine months ended September 30, 2011 and 2010, respectively.

	2011		2010
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,223,159	$3.74	987,963	$5.70
Granted	340,000	$2.83	412,801	$2.40
Forfeited or expired	(132,458)	$6.08	(216,316)	$7.30
Exercised	—	$—	—	$—

Outstanding, end of period	1,430,701	$3.00	1,184,448	$4.90

Exercisable, end of period	586,395	$3.57	369,908	$8.80

The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2011 was $2.73.

No option or warrant exercises occurred under any share-based payment arrangements for the three and nine months ended September 30, 2011 and 2010.

In accordance with ASC 718, the fair values of options granted were not changed. The fair value of options granted during the nine months ended September 30, 2011 and 2010 were estimated assuming the following weighted averages:

	2011	2010
Expected life in years	4.76	5.0
Volatility	161.32%	164.0%
Risk free interest rate	2.00%	1.8%
Dividend yield	0.0%	0.0%

Expected volatility is based on the historical volatility of our common stock over the period commensurate with, or longer than, the expected life of the options. The expected life of the options is based on the vesting schedule of the option in relation to the overall term of the option. The risk free interest rate is based on the market yield of the US Treasury Bill with a 5 year term. We do not anticipate paying any dividends so the dividend yield utilized in the model is zero.

Deferred Compensation

During the three and nine months ended September 30, 2011, our executive officers, certain of our senior management and our board of directors, voluntarily elected to defer a portion of their compensation. The amount of the deferred compensation was approximately $98,000 and $736,000 for the three and nine months ended September 30, 2011, respectively. As an incentive for officers, management and directors to participate in the elected deferrals, we granted them RSAs with a fair value equal to the amount of the deferred compensation. The RSAs will vest upon the earlier of payment of the deferred compensation or December 31, 2011. The number of RSAs granted in conjunction with the deferred compensation was 22,038 and 123,118 for the three and nine months ended September 30, 2011, respectively, and were granted at an exercise price ranging from $2.94 per share to $1.67 per share on the date of each grant. As of September 30, 2011, none of the shares of restricted stock granted in connection with these elected deferrals were issued.

Warrants Outstanding

As of September 30, 2011, we have outstanding warrants for the potential issuance of 916,597 shares of common stock. Exercise price for these warrants ranges from $2.20 to $35.00. These warrants were primarily issued in connection with acquisitions, private placements and debt issuances.

Note 8 – Sale of Common Stock and Treasury Stock

On June 20, 2011, we entered into Subscription Agreements with 17 institutional and accredited investors, several of which are affiliated entities, for the sale of 1,350,000 shares of our common stock, together with immediately exercisable five year warrants to purchase up to an aggregate of 675,000 shares of common stock, resulting in gross proceeds to us of $2,700,000. Each warrant entitles the investor to purchase 0.50 shares of our common stock for every share of common stock purchased by such investor in the offering. The purchase price for each share of common stock and the related warrants was $2.00. Each warrant has an exercise price of $2.20 per share which is subject to adjustments in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. This offering was priced at the close of market on June 20, 2011 and was conducted as a takedown from our shelf registration statement which was declared effective by the SEC in April 2011. A portion of the proceeds from the sale the common stock were used to repay the $1 million non-formula revolving line of credit secured by Mr. Morgan (see Note 1).

In August 2011, we retired 164,869 shares of our common stock held in treasury valued at approximately $627,000.

Note 9 – Income Taxes

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2007 through 2010. Our 2004 income tax return was reviewed by the Internal Revenue Service. No material items were discovered and the review was finalized in 2006. Our state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2007 through 2010.

Due to the recent history of tax losses, the economic conditions in which we operate, recent organizational changes, and near term projections, we concluded that it is more likely than not that any of our deferred income tax assets will be realized. As a result, we have recorded a full valuation allowance for the net deferred tax asset.

Note 10 – Discontinued Operations

The table below summarizes unaudited financial results for the assets classified as held for sale which is comprised primarily of our MSA, iLead and RESO business units for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Revenue	$—	$967,184	$—	$7,692,034

(Loss) income from discontinued operations before sale	—	(427,545)	—	592,505
Loss on sale of discontinued operations	—	(1,482,757)	—	(1,482,757)
Gain from litigation settlement in discontinued operations	—	—	257,136	—

(Loss) income from discontinued operations	$—	$(1,910,302)	$257,136	$(890,252)

On March 1, 2010, as a result of market and strategic reasons, we decided to exit the negative-option marketing programs which were part of our Direct Segment with the acquisition of iLead in 2006. On June 3, 2010, we sold all of the gross assets of our Exact Supplements, LLC. Business (“Exact”). We have not recognized any gain or loss from the sale of Exact.

During the second quarter of 2008, we made a decision to divest our MSA operations. On September 24, 2010, we sold the assets of MSA and its related companies Rightstuff, Inc. and Checkup Marketing, Inc., all North Carolina corporations which were our wholly-owned subsidiaries. The purchase price of the assets was approximately $767,000, of which approximately $247,000 was paid at closing and the balance was paid in three equal installments of approximately $173,000 each during the 90 days following the closing. Under the terms of the agreement, the purchaser also assumed certain liabilities related to the purchased assets. To ensure orderly transition of the business, we agreed to provide the purchaser with hosting services at no cost for 90 days following the closing. The agreement contains customary indemnification, non-disclosure and non-solicitation provisions. All the proceeds received from the sale of MSA were used to reduce the term note with Wachovia. Additionally, we reported a non-cash charge to discontinued operations of approximately $1.5 million for the loss on the sale for the year ended December 31, 2010.

In July 2010, the Board of Directors approved the plan to sell our RESO business unit. On December 10, 2010, we closed the sale of the assets of RESO. The purchase price of the assets was $750,000, of which all was paid at closing less approximately $32,000 of working capital adjustments and $50,000 held in escrow for a period of one year. All the proceeds from the sale were used to reduce the term note with Wachovia. In addition, we reported a gain on the sale of RESO in discontinued operations of approximately $500,000.

Note 11 – Net Loss Per Common Share

During the periods presented, we had securities, mainly stock options and warrants, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect are anti-dilutive. Per share data is based on the weighted average number of shares outstanding.

Note 12 – Impact of Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08, Intangibles – Goodwill and Other (Topic 350) to allow entities to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for us in fiscal 2013 and earlier adoption is permitted. We are currently evaluating the impact of our pending adoption of ASU 2011-08 on our consolidated financial statements. The new guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU is effective for us for the interim and annual periods beginning after December 15, 2011. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements or disclosures.

In May 2011, FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments that could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective for us for the interim and annual periods beginning after December 15, 2011. The adoption of this ASU is not expected to have an impact on our consolidated financial statements or disclosures.

In December 2010, the FASB issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The ASU does not prescribe a specific method of calculation of the carrying value of a reporting unit in the performance of Step 1 of the goodwill impairment test (i.e. equity-value-based method or enterprise-value-based method). However, it requires entities with a zero or negative carrying value to access considering the qualitative factors such as those used to determine whether a triggering event would require an interim goodwill impairment test (listed in ASC 350-20-35-30, Intangibles – Goodwill and Other – Subsequent Measurement), whether it is more likely than not that a goodwill impairment exists and perform Step 2 of the goodwill impairment test if so concluded. ASU 2010-28 is effective for us beginning January 1, 2011 and early adoption was not permitted. The adoption of ASU 2010-28 did not have a material impact on our consolidated balance sheet or statement of operations as of September 30, 2011.

Other recent accounting pronouncements issued by the FASB, the Public Company Accounting Oversight Board (“PCAOB”), the American institute of Certified Public Accountants (“AICPA”), and the SEC did not or are not believed by management to have a material impact on our present or future consolidated financial statements.

Note 13 – Segment Analysis

In 2011, management reorganized the operations along two new operating segments – Performance Marketing and Web Properties. Prior to 2011, our two segments were classified as Exchange and Direct segments.

We are an Internet marketing services business separated into two reporting segments: Performance Marketing and Web Properties. The Performance Marketing Segment includes both the technologies and networks required to facilitate B2B transactions. The Web Properties includes both the products and websites required to market to consumers online including our owned and operated websites, a lead generation business and a data collection and distribution business.

MSA, RESO and iLead (see Note 10) are reported as discontinued operations in the consolidated financial statements for 2011 and 2010.

Listed below is a presentation of net revenue, gross profit and earnings (loss) before interest, taxes, and depreciation and amortization, and stock based payments for all reportable segments for the three and nine months ended September 30, 2011 and 2010. We currently only track certain assets at the segment level and therefore assets by segment are not presented below. The Corporate category in the “Earnings (Loss) before Interest, Taxes, Depreciation and Amortization, and Stock Based Payments” from continuing operations table consists of corporate expenses not allocated to any segment. Note that the “Earnings (Loss) before Interest, Taxes, Depreciation and Amortization, and Stock Based Payments” is not a measure of performance defined in accordance with GAAP.

Net Revenue by Industry Segment

	Three Months Ended September 30				Nine Months Ended September 30
	2011		2010		2011		2010
Segment:	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Performance marketing	$5,349,220	65.2%	$10,630,826	74.5%	$18,723,897	64.1%	$26,017,902	74.4%
Web properties	2,853,896	34.8%	3,639,459	25.5%	10,485,749	35.9%	8,956,467	25.6%

Total Revenue	$8,203,116	100.0%	$14,270,285	100.0%	$29,209,646	100.0%	$34,974,369	100.0%

Gross Profit by Industry Segment

	Three Months Ended September 30		Nine Months Ended September 30
Segment:	2011	2010	2011	2010
Performance marketing	$1,421,929	$2,743,390	$4,610,714	$6,387,973
Web properties	2,145,279	3,072,761	8,492,745	7,187,559

Total	$3,567,208	$5,816,151	$13,103,459	$13,575,532

Earnings before Interest, Taxes, Depreciation and Amortization, and Stock Based Payments by Industry Segment

	Three Months Ended September 30		Nine Months Ended September 30
Segment:	2011	2010	2011	2010
Performance marketing	$814,500	$2,246,111	$2,869,033	$4,839,682
Web properties	257,156	710,874	189,768	2,117,307
Corporate	(984,076)	(1,719,108)	(3,102,239)	(5,582,868)

Total	$87,580	$1,237,877	$(43,438)	$1,374,121

Note 14 – Litigation and Settlements

We were a party to litigation with a former director, John Giura, pursuant to which Mr. Giura filed an action alleging that we breached a consulting agreement. On April 1, 2011, we entered into an agreement to settle this litigation wherein we agreed to pay $25,000 and issue 40,000 shares of our common stock valued at $114,800 in full settlement of all claims in this lawsuit. We recorded a one-time charge of approximately $140,000 in March 2011 related to this settlement.

We were also a party to litigation with an owner of property leased by a subsidiary of Inuvo pursuant to which the owner alleged a breach of a lease agreement, in addition to claims of unfair and deceptive trade practices, fraud and misrepresentation were alleged. On April 6, 2011, we entered into an agreement to settle this litigation wherein we agreed to pay a total of $340,000 in installments over the next 2 years and issued 40,000 shares of the our common stock valued at $115,600 in full settlement of all claims in this lawsuit. We recorded a one-time credit of approximately $256,000 in March 2011 in discontinued operations related to this settlement due to the write-off of accrued rent.

We were a party to litigation with a former employee, for alleged breach of an employment agreement and other contract and tort claims. On April 7, 2011, we entered into an agreement to settle this litigation pursuant to which we agreed to pay an aggregate of $125,000, partially covered by insurance, over six months and issue 50,000 shares of the our common stock valued at approximately $135,000 in full settlement of this litigation. We recorded a one-time charge of $235,000 in March 2011 related to this settlement.

We were notified by the counsel of our former chief executive officer that he is claiming indemnification of the legal costs not reimbursed by insurance to defend him from a claim made by the Securities and Exchange Commission. We are evaluating the claim at this time and are unable to ascertain the potential monetary impact on us, if any.

Note – 15 Subsequent Events

On October 16, 2011, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Anhinga Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary (“Merger Sub”), and Vertro, Inc., a Delaware corporation (“Vertro”). Pursuant to the terms of the Merger Agreement, the Merger Sub will merge with and into Vertro and Vertro will be the surviving corporation and a one of our wholly owned subsidiaries (the “Merger”). Our board of directors and Vertro’s board of directors have approved the Merger Agreement and have recommended that our stockholders and those of Vertro, respectively, approve the Merger.

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, each share of Vertro common stock, par value $0.005 per share (the “Vertro Common Stock”) that is issued and outstanding at such time will be cancelled and converted into the right to receive 1.546 shares of our common stock, par value $0.001 per share. Options to purchase Vertro Common Stock and restricted stock units, to the extent not vested as a result of the change of control, based on Vertro Common Stock will be converted into and become, respectively, options to purchase our common stock and restricted stock units based on our common stock, in each case on terms substantially identical to those in effect immediately prior to the effective time of the Merger, in accordance with the 1.546 exchange ratio.

The parties have made customary representations and warranties and agreed to customary covenants in the Merger Agreement. The closing of the Merger is conditioned upon, among other things, approval of the holders of a majority of the outstanding shares of our common stock, the approval of the holders of a majority of the outstanding shares of Vertro Common Stock, the approval of the listing of the shares to be issued on the NYSE Amex, receipt of financing from Bridge Bank, N.A. or acceptable alternative financing and customary closing conditions. Subject to the satisfaction of these conditions, we anticipate that the Merger will close in the fourth quarter of 2011 or the first quarter of 2012.

Both companies have agreed not to solicit, initiate, seek, or knowingly encourage the making of any proposal or offer with respect to certain specified acquisition proposals. The Merger Agreement may be terminated under certain circumstances, including by us or Vertro if, among other requirements, the terminating party has received certain specified superior offers, has not violated its obligations under the Merger Agreement with respect to any superior offer, and pays a termination fee of $500,000.

VERTRO, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Vertro, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Vertro, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vertro, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida	/s/ BDO USA, LLP
March 9, 2011	Certified Public Accountants

Vertro, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par values)

	December 31, 2010	December 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,430	$4,837
Restricted cash	58	—
Accounts receivable, less allowances of $7 and $679, respectively	3,160	3,041
Income tax receivable	329	695
Prepaid expenses and other current assets	387	651

TOTAL CURRENT ASSETS	10,364	9,224

Property and equipment, net	319	71
Intangible assets, net	549	—
Restricted cash	—	200
Other assets	329	517

TOTAL ASSETS	$11,561	$10,012

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,663	$4,706
Accrued expenses	2,482	2,778
Income tax payable	5	299
Deferred revenue	—	25

TOTAL CURRENT LIABILITIES	6,150	7,808

Long-term liabilities	697	1,365

TOTAL LIABILITIES	6,847	9,173

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $.005 par value; authorized, 500 shares; none issued and outstanding	—	—
Common stock, $.005 par value; authorized, 40,000 shares; issued 7,401 and 7,128, respectively; outstanding 6,985 and 6,770, respectively	36	35
Additional paid-in capital	271,908	270,690
Treasury stock, 416 and 358 shares at cost, respectively	(6,924)	(6,722)
Accumulated other comprehensive income	12,914	12,914
Accumulated deficit	(273,220)	(276,078)

TOTAL STOCKHOLDERS’ EQUITY	4,714	839

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,561	$10,012

Vertro, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Year Ended December 31,
	2010	2009
Revenues	$35,894	$27,633
Cost of services	1,908	1,767

Gross profit	33,986	25,866

Operating expenses
Marketing and sales	24,611	22,597
General and administrative	6,339	8,521
Product development	1,836	2,452
Amortization	30	146
Restructuring	—	(15)

Total operating expenses	32,816	33,701

Income (loss) from operations	1,170	(7,835)
Foreign exchange rate gain (loss)	4	(476)
Other income, net	318	285

Income (loss) before provision for income taxes	1,492	(8,026)
Income tax benefit	(368)	(285)

Income (loss) from continuing operations	1,860	(7,741)
Income (loss) from discontinued operations, net of income taxes	998	(3,513)
Gain on sale of discontinued operations, net of income taxes	—	7,139

Net income (loss)	$2,858	$(4,115)

Basic earnings (loss) per share
Continuing operations	$0.27	$(1.15)

Discontinued operations	$0.14	$0.54

Earnings (loss) per share	$0.41	$(0.61)

Diluted earnings (loss) per share
Continuing operations	$0.26	$(1.15)

Discontinued operations	$0.14	$0.54

Earnings (loss) per share	$0.40	$(0.61)

Weighted-average number of common shares outstanding
Basic	6,927	6,730

Diluted	7,247	6,730

The accompanying notes are an integral part of these Consolidated Financial Statements.

Vertro, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the Year Ended December 31,
	2010	2009
Common stock
Balance, beginning of year	$35	$34
Common stock issued related to restricted stock unit issuances	1	1

Balance, end of year	$36	$35

Additional paid-in-capital
Balance, beginning of year	$270,690	$268,841
Proceeds from sale of common stock	222	—
Compensation charge related to restricted stock unit issuance and non-employee options	996	1,849

Balance, end of year	$271,908	$270,690

Treasury stock
Balance, beginning of year	$(6,722)	$(6,719)
Treasury stock received to satisfy accrued liabilities	(202)	(3)

Balance, end of year	$(6,924)	$(6,722)

Accumulated deficit
Balance, beginning of year	$(276,078)	$(271,963)
Equity Transition Adjustment		—
Net income (loss)	2,858	(4,115)

Balance, end of year	$(273,220)	$(276,078)

Accumulated other comprehensive income
Balance, beginning of year	$12,914	$12,393
Foreign currency translation adjustment	—	521

Balance, end of year	$12,914	$12,914

Stockholders’ Equity	$4,714	$839

Comprehensive income (loss)
Net income (loss)	$2,858	$(4,115)
Other comprehensive income foreign currency translation	—	521

Comprehensive loss	$2,858	$(3,594)

	Number of Shares
Common stock
Balance, beginning of year	7,128	6,896
Sale of common stock	132	—
Common stock issued related to restricted stock unit issuances	141	232

Balance, end of year	7,401	7,128

The accompanying notes are an integral part of these Consolidated Financial Statements.

Vertro, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	For the Year Ended December 31,
	2010	2009
Cash Flows From Operating Activities
Net income (loss)	$2,858	$(4,115)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
(Recovery) for doubtful accounts	(123)	(14)
Depreciation and amortization	111	474
Write-off of deferred financing costs	—	560
Equity based compensation	996	1,850
Foreign exchange (gain) loss	(4)	476
Gain on sale of business	—	(7,139)
Gain on sale of domain name	(285)	—
Gain on sale of patent	—	(360)
Changes in operating assets and liabilities:
Restricted cash, net	142	—
Accounts receivable	(341)	4,784
Prepaid expenses and other current assets	263	(18)
Income taxes, net	72	(149)
Deferred revenue	25	(1,889)
Other assets	1	57
Accounts payable, accrued expenses, and other liabilities	(2,016)	(3,672)

Net cash provided by (used in) operating activities	1,699	(9,155)

Cash Flows from Investing Activities
Release of line of credit restricted collateral	—	2,000
Net increase for cash restricted to secure credit cards	—	(200)
Net proceeds from sale of business	345	9,770
Net proceeds from sale of patent	285	360
Net proceeds from security deposits	187	—
Purchase of fixed assets	(329)	(334)
Capitalized costs	(579)
Treasury stock	(202)	(3)

Net cash (used in) provided by investing activities	(293)	11,593

Cash Flows from Financing Activities
Repayment of secured line of credit	—	(4,351)
Net proceeds from sale of common stock	222	—
Payments on notes payable and capital leases	—	(186)

Net cash provided by (used in) financing activities	222	(4,537)

Effects of foreign currency exchange rates	(35)	237

Increase (decrease) in cash and cash equivalents	1,593	(1,862)

Cash and cash equivalents, beginning of period	4,837	6,699

Cash and cash equivalents, end of period	$6,430	$4,837

The accompanying notes are an integral part of these Consolidated Financial Statements.

Vertro, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – NATURE OF BUSINESS

Vertro, Inc., together with its wholly-owned subsidiaries (collectively, the “Company,” “we,” “us” or “Vertro”), is an Internet company. During the period covered by this report, we offered a range of products and services through two divisions – ALOT and MIVA Media (which was sold on March 12, 2009 – See Note C of Notes to Consolidated Financial Statements).

ALOT

We market two primary products to consumers: ALOT Home, a customizable homepage product, and ALOT toolbar, a software product that installs into users’ web browsers. Both ALOT Home and ALOT Toolbar are used by consumers to display what we refer to as apps (also sometimes referred to as widgets or buttons). These apps provide consumers with a quick and easy way to access their favorite content online.

As well as displaying apps, all ALOT products also include a search box and this is where the majority of our revenue is derived. When our users conduct searches, both algorithmic results and sponsored listings are provided by third parties with whom we have contractual relationships. If users click on a sponsored listing after conducting a search we earn a percentage of the total click-through revenue provided by the third-party that placed the advertisement. For the year ended December 31, 2010, search revenue from Google accounted for approximately 87% of our consolidated revenue from continuing operations.

In addition to this search revenue, we also generate revenue when users interact with certain apps. These ‘sponsored’ apps generate either pay-per-click or cost-per-action revenue. Our website page-views are also monetized through cost-per-thousand display ads. We also utilize user data to enhance our product offering and generate additional revenue.

MIVA Media

Prior to the MIVA Media sale on March 12, 2009, MIVA Media was an auction based pay-per-click advertising network that we operated across North America and in Europe. MIVA Media connected buyers and sellers online by displaying advertisements in response to consumer search or browsing activity on select Internet properties.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements include the accounts and operations of Vertro, Inc. and our wholly-owned domestic and international operating subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Certain reclasssifications have been made in 2009 to match classifications in 2010.”

Reverse Stock Split

On August 17, 2010, we implemented a 1-for-5 reverse stock split of our common stock (the “Reverse Split”). As a result of the Reverse Split, each holder of five outstanding shares of our common stock received one share of our common stock. Each stockholder holds approximately the same percentage of common stock outstanding after the Reverse Split as held immediately prior to the Reverse Split, subject to adjustment for fractional shares. Fractional shares resulting from the Reverse Split were canceled and the stockholders otherwise entitled to fractional shares received a cash payment in an amount equal to the product obtained by multiplying (i) the closing sale price of our common stock on August 16, 2010 by (ii) the number of shares of our common stock held by the stockholder that would otherwise have been exchanged for the fractional share interest, resulting in an aggregate payment by us of $361. In connection with the Reverse Split, the par value of both our common and preferred stock increased to $0.005 per share, and the number of shares of common and preferred stock that we are authorized to issue under our Certificate of Incorporation decreased to 40 million shares of common stock, and 500,000 shares of preferred stock. The Reverse Split has been retroactively applied to all applicable information to the earliest period presented to show all share amounts on a consistent basis.

Liquidity

We currently anticipate that our net working capital of approximately $4.2 million, including cash of approximately $6.4 million as of December 31, 2010, and cash flows from operations, will be sufficient, to meet our liquidity needs for working capital and capital expenditures over at least the next 12 months.

In the future, we may seek additional capital through the issuance of debt or equity to fund working capital, expansion of our business and/or acquisitions, or to capitalize on market conditions. Our future liquidity and capital requirements will depend on numerous factors including the pace of expansion of our operations, competitive pressures, and acquisitions of complementary products, technologies, or businesses. As we require additional capital resources, we may seek to sell additional equity or debt securities or look to borrow against our financed receivable loan agreement. The sale of additional equity or convertible debt securities would result in dilution to existing stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described above.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include estimates of: income taxes; tax valuation reserves; loss contingencies; allowances for doubtful accounts; share-based compensation; and useful lives for depreciation and amortization. Actual results could differ materially from these estimates.

Revenue Recognition

When an ALOT user clicks on a sponsored advertisement on a partner’s network, revenue is recognized in the amount of the partner’s fee due to ALOT. Non-click-through-related revenue from ALOT is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

In our Media Division (which was sold in March 2009), revenue was generated primarily from click-throughs on our managed advertisers’ paid listings. When an Internet user clicked on a keyword advertisement, revenue was recognized in the amount of the advertiser’s bid price. We recorded the MIVA Media click-through revenue gross, and private label revenue net. The revenue recorded from the Media Division from the March 2009 sale date is included as part of discontinued operations.

Cost of Services

Our cost of services consists of infrastructure, personnel, and backfill expenses directly related to the production, distribution and usage of our ALOT products.

Cash and Cash Equivalents

Cash consisted of primarily bank deposits. We did not maintain a balance in short-term investments as of December 31, 2010 or December 31, 2009. As of December 31, 2010 and December 31, 2009, we had restricted cash of $0.06 million and $0.2 million, respectively, representing a certificate of deposit used to secure certain credit card obligations.

Allowance for Doubtful Accounts

We record allowance for doubtful accounts based on its assessment of various factors. We consider historical experience, the age of the accounts receivable balances, the credit quality of customers, current economic conditions, and other factors that may affect our customers’ ability to pay to determine the level of allowance required.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2010, substantially all of our cash was managed by a single financial institution. As of December 31, 2010 and 2009, our cash and restricted cash with this financial institution exceeded FDIC insured limits. Accounts receivable are typically unsecured and are derived from revenue earned from customers primarily located in the United States. As of December 31, 2010, one customer (Google) accounted for approximately 80% of the accounts receivable balance and represented approximately 87% of consolidated revenues from continuing operations for 2010. This same customer, as of December 31, 2009, represented approximately 81% of the accounts receivable balance and approximately 91% of the consolidated revenues for 2009.

Fair Value of Financial Instruments

At December 31, 2010 and 2009, our financial instruments included cash, accounts receivable and accounts payable. The fair values of these financial instruments approximated their carrying values based on either their short maturity or current terms for similar instruments.

Capitalized Software

Product development costs for internal use software are expensed as incurred or capitalized into intangible assets in accordance with ACS 350-40. Accounting Standards require that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. Capitalized costs are amortized over the estimated useful life of two to five years using the straight line method. In 2010, the amortization of capitalized software costs totaled $0.03 million, as compared to $0.1 million in 2009.

Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of net income (loss) shown in the consolidated statement of operations and net foreign currency translation adjustments not recognized in that statement. Total comprehensive income (loss) for the years ended December 31, 2010 and 2009, was $2.9 million and $(3.6) million, respectively. The difference between total comprehensive income (loss) and net income (loss) is the direct result of foreign currency translation adjustments discussed below.

Accumulated Other Comprehensive Income

At December 31, 2010, Accumulated Other Comprehensive Income, shown in the equity section of the Consolidated Balance Sheets, is an accumulation of prior net foreign currency translation adjustments of approximately $12.9 million that arose as part of our MIVA Media business which was sold in March 2009. The sale of MIVA Media assets on March 12, 2009 did not include the transfer to the buyer of any significant financial assets or liabilities of our foreign subsidiaries. We plan to release the $12.9 million of related currency translation adjustments from Accumulated Other Comprehensive Income to discontinued operations in the consolidated statement of operations when the MIVA Media related retained foreign entity net assets are substantially liquidated.

Customer Acquisition Costs

Customer Acquisition Costs are expensed as incurred, and are included in Marketing and sales expense. We incurred approximately $23.0 million and $21.0 million in customer acquisition costs during 2010 and 2009, respectively to promote the ALOT consumer software products.

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities, loss carry-forwards, and tax credit carry-forwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Property and Equipment

Equipment and furniture are stated at cost. In the case of items acquired as a part of business acquisitions, cost is recorded at fair value on the date of acquisition. Equipment and furniture are depreciated using the straight-line method over the estimated useful lives for the respective assets, which range from two to five years. Depreciation expense consists of depreciation of computer equipment and furniture. Improvements to leased premises are capitalized and amortized over the shorter of the related lease term or the useful lives of the improvements, which periods range from three to ten years.

Long-Lived Assets

We evaluate the recoverability of long-lived assets, including property and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, on an annual basis, we review the useful lives of these assets to ensure they remain appropriate. Factors considered important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decrease in the market value of the assets, an increase in competition or loss of affiliates, or significant negative industry or economic trends. When we determine that the carrying amount of long-lived assets may not be recoverable based on the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount of a long-lived asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value.
Long-lived asset impairment assessments are generally determined based on fair value techniques, including determining the estimated future undiscounted cash flows over the remaining useful life of the asset. Those models require estimates of future revenue, profits, capital expenditures and working capital for each unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans and industry data. If these estimates or their related assumptions change in the future, we might be required to record impairment charges for the assets.

Share Based Compensation

We used the modified-prospective-transition method in connection with the adoption of fair value recognition provisions for share based compensation expense. Under that transition method, compensation cost recognized in 2010 and 2009 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimate previously established; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimates. The methods we have applied conform to the provisions of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107.

Foreign Currency Translation

As a result of the sale of MIVA Media, we terminated our operations in Europe and all operations are now centered in the US. As a result, the US dollar has become the functional currency for all operations. Effective April 1, 2009, we record all current foreign currency translation adjustments in current period income (loss) from continuing operations. The balance of foreign currency translation adjustments accumulated through the date of sale, which is reflected in the balance sheet as accumulated other comprehensive income, will be reflected in discontinued operations when the retained foreign entities are substantially liquidated.

Operating Leases

We lease office space under operating lease agreements with remaining lease periods of up to 5 years. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and generally are not included in determining the initial lease term rent expense.

New Accounting Pronouncements

In October 2009 the rules were established for Multiple-Deliverable Revenue Arrangements that address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The rules are effective prospectively for revenue arrangements entered into or materially modified beginning in fiscal years beginning on or after June 15, 2010, however early adoption is permitted. We do not expect the adoption of these rules to have a significant impact on our consolidated financial statements.

NOTE C – SALE OF MIVA MEDIA AND DISCONTINUED OPERATIONS

On March 12, 2009, we and certain of our subsidiaries entered into and consummated an Asset Purchase Agreement with Adknowledge, Inc. (“Adknowledge”) and certain of its subsidiaries pursuant to which we sold to Adknowledge certain assets relating to our MIVA Media Division, including the MIVA name, for cash consideration of approximately $11.6 million, plus assumption of a software lease of approximately $0.3 million, less post-closing adjustments of approximately $0.7 million. The sale resulted in a gain of approximately $7.1 million during the year ended December 31, 2009 (the “MIVA Media Sale”). We incurred approximately $1.3 million of legal and financial advisory fees in connection with the MIVA Media Sale, which are included in the net gain on sale.

In addition, in connection with the MIVA Media Sale, we agreed to provide to and receive from Adknowledge certain transition services which were substantially complete as of November 30, 2009.

As a result of the MIVA Media Sale, the operations of the MIVA Media division, are segregated and reported as discontinued operations in the accompanying Consolidated Statements of Operations for all periods presented.

NOTE D – RESTRUCTURING

Restructuring

As of December 31, 2010, all severance payments that had been accrued as a restructure reserve have been paid out.

Restructuring – 2009

During 2009, approximately $0.6 million in additional future severance payments were accrued as a restructure reserve and are included in loss from discontinued operations. The remaining $0.5 million of that amount was paid by year end 2010.

Restructuring – August 2008 United Kingdom, Germany, France, and Spain Operations

On August 21, 2008, we initiated a restructuring plan that further consolidated the MIVA Media EU operations primarily in one office. The restructuring plan, which evolved to include a workforce reduction of approximately 40 employees included cash payments of approximately $1.1 million which were paid in 2009. The restructuring plan resulted in the closure of our offices in Germany, reductions in headcount in our offices in Paris, Madrid and London, and exiting certain contractual relationships with third party contracts.

Restructuring – June 2008

On June 17, 2008, we initiated a restructuring plan in order to maximize efficiencies, eliminate certain unprofitable operations, and better position us for the future, including the closure of our MIVA Media Italian operations. Management developed a formal plan that included the identification of a workforce reduction totaling 30 employees and cash payments totaling approximately $1.0 million, including $0.5 million paid in 2009.

The following reserve for restructuring is included in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2010 and 2009 (in thousands):

	Employee Severance	Other Charges	Total
Balance as of December 31, 2008	$1.1	$0.5	$1.6

Restructuring charges	0.6	—	0.6
Cash payments	(1.2)	(0.5)	(1.7)

Balance as of December 31, 2009	$0.5	$—	$0.5

Cash payments	(0.5)	—	(0.5)

Balance as of December 31, 2010	$—	$—	$—

NOTE E – ACCOUNTING FOR SHARE-BASED COMPENSATION

In 2010 and 2009, we granted share-based compensation in the form of restricted stock units (“RSUs”) to selected individuals within the management team. For the twelve months ended December 31, 2010, our total share-based employee compensation expense consisted of stock option expense of $0.01 million and $0.99 million in restricted stock unit expense. The RSU expense total includes approximately $0.1 million in accelerated stock-based compensation expense resulting from the vesting of certain RSUs. For the twelve months ended December 31, 2009, our total share-based employee compensation expense consisted of stock option expense of $0.3 million and $1.6 million in restricted stock unit expense. The RSU expense total includes approximately $0.8 million in accelerated stock-based compensation expense resulting from the vesting of certain RSUs and $0.2 million in accelerated stock option expense related to the severance agreements for certain senior executives.

In June 1999, the Board of Directors adopted the 1999 Stock Incentive Plan, and in June 2004, the Board of Directors adopted the 2004 Stock Incentive Plan and the EMI Replacement Option Plan. Awards permitted under the 1999 Plan and 2004 Plan consist of stock options (both qualified and non-qualified options), restricted stock awards, deferred stock awards, and stock appreciation rights. Under these plans, there were 1.84 million shares approved for issuance and, as of August 16, 2006, prior to consolidation with the 2006 Plan discussed below, there were 0.26 million shares available for equity awards under these prior plans.

At our 2006 annual stockholders meeting, stockholders approved the 2006 Stock Award and Incentive Plan (“Plan”). The Plan, among other things, increased by 0.4 million the number of shares of common stock available for equity awards. Under the Plan, no further awards are to be granted under the 1999 Stock Incentive Plan and the 2004 Stock Incentive Plan, although any outstanding awards under those plans continue in accordance with their terms.

Collectively, as of December 31, 2010, there are approximately 0.08 million shares available for new equity awards after combining the shares of the 2006 Plan with the remaining shares of the superseded plans. Options issued to employees generally vest in a range of immediate vesting to up to four years vesting, and expire ten years following the grant date.

Stock option activity under the plans during the years ended December 31, 2010 and 2009, are summarized below (in thousands, except per share amounts):

	Options	Weighted- Average Exercise Price
Options outstanding at December 31, 2008	315	$44.70
Granted	—	—
Exercised	—	—
Forfeited	(79)	—
Expired	—	—

Options outstanding at December 31, 2009	236	$48.15
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(4)	$24.52

Options outstanding at December 31, 2010	232	$48.62

The following table summarizes information as of December 31, 2010, concerning outstanding and exercisable stock options under the plans (in thousands, except per share amounts):

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exexcisable	Weighted Average Exercise Price
$5.00 – $15.00	2	0.3	$5.17	2	$5.17
$15.01 – $30.00	160	4.5	24.56	160	24.56
$30.01 – $70.00	7	3.8	53.78	7	53.78
$70.01 – $115.70	63	3.4	110.93	63	110.93

	232	4.2	$48.62	232	$48.62

For the year ended December 31, 2010, stock option expense was $0.01 million and as of that date stock option expense has been completely recognized. The fair value of the stock options was estimated at the date of the grant using the Black-Scholes Option-Pricing Model. No stock options were granted during the years ended

December 31, 2010 or 2009. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2010 and 2009, respectively was zero.

In January 2010, we issued RSUs to our Independent Board Members with service based vesting provisions (in equal increments of 25% per quarter). In July 2010, approximately 165,000 RSUs were issued to employees, including 132,000 with service based vesting provisions and 33,000 that will vest upon our common stock reaching and closing at a share price at or exceeding $5.00 per share for ten consecutive trading days.

In January 2009, we issued RSUs with service based vesting provisions (4 year vesting in equal increments), and market condition performance based restricted stock units that vest upon our common stock reaching, and closing, at a share price at or exceeding $5.00 per share, for ten consecutive trading days. In January 2009, we also issued RSUs to our independent Board members with service based vesting provisions (in equal increments of 25% per quarter).

In January 2008, we issued RSUs with service based vesting provisions (4 year vesting in equal increments), and market condition performance based restricted stock units that vest upon our common stock reaching, and closing, at a share price at or exceeding $20.00 per share, for ten consecutive trading days.

The fair value of our service based RSUs is the quoted market price of our common stock on the date of grant. Further, we utilize a Monte Carlo simulation model to estimate the fair value and compensation expense related to our market condition performance based RSUs. We recognize stock compensation expense for options or RSUs that have graded vesting on the graded vesting attribution method.

For the years ended December 31, 2010 and 2009, the following assumptions were used in our performance based RSUs with market based conditions:

	For the Years Ended December 31,
	2010	2009
Volatility	55.0%	111.8%
Expected life	23.5 years	7.6 Years
Risk-free rate	—	2.49%

New stock options granted and new restricted stock units granted, each with the related expenses for the years ended December 31, 2010 and 2009, are summarized below (in thousands):

	For the Years Ended December 31,
	2010	2009
Stock options granted – new	—	—
Stock option expense – new	$—	$—
Restricted stock units granted – new	245	1,462
Restricted stock unit expense – new	$164	$128

The RSU activity for the years ended December 31, 2010 and 2009, are summarized below (in thousands):

	Total RSUs	Service Based RSUs	Performance Based RSUs with Market Based Conditions
			$5.00	$20.00	$30.00	$40.00	$50.00	$60.00
Balance, December 31, 2008	451	360	—	51	—	14	14	14
Granted	293	242	50	—	—	—	—	—
Vested	(232)	(232)	—	—	—	—	—	—
Forfeited	(166)	(100)	(20)	(23)	—	(21)	(21)	(21)
Expired	—	—	—	—	—	—	—	—

Balance, December 31, 2009	346	269	30	26	—	7	7	7

Granted	245	207	38	—	—	—	—	—
Vested	(200)	(136)	(64)	—	—	—	—	—
Forfeited	(27)	(19)	(4)	(2)	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Balance, December 31, 2010	364	320	—	24	—	7	7	7

NOTE F – PROPERTY AND EQUIPMENT

Substantially all of our assets were a part of the MIVA Media sale of assets that was completed on March 12, 2009. Property and equipment at December 31, 2010 and 2009 consisted of the following (in thousands):

	2010	2009
Technical equipment	$128	$83
Furniture and fixtures	17	14
Leasehold improvements	354	342
Software	368	7,637

Subtotal	867	8,076
Accumulated depreciation and amortization	(548)	(8,005)

Property and equipment, net	$319	$71

Depreciation expense was $0.08 million and $0.3 million for the years ended December 31, 2010 and 2009, respectively.

NOTE G – INTANGIBLE ASSETS

Intangible assets at December 31, 2010 consisted of product development costs for internal use software of $0.5 million. Capitalized costs are amortized over the estimated useful life of two to five years using the straight line method. In 2010 the amortization of capitalized software costs totaled $0.03 million, as compared to amortization in 2009 of $0.2 million.

NOTE H – ACCRUED EXPENSES

Accrued expenses at December 31, 2010 and 2009, consisted of the following (in thousands):

	December 31,
	2010	2009
Accrued compensation	$7	$538
Professional fees	58	91
Royalty payments	—	400
Customer acquisition costs	1,783	1,065
Operating expenses	279	361
Other	355	323

	$2,482	$2,778

NOTE I – PER SHARE DATA

We had income from continuing operations for the year ended December 31, 2010 of $2.3 million, as compared to the same period in the prior year where we incurred a loss from operations of $7.7 million. As a result, exercisable stock options and restricted stock units were reviewed for the dilutive effect on earnings per share calculation. During the month of December the market price was at or exceeding $5.00 per share for ten consecutive trading days. Therefore, performance based RSUs had a dilutive effect and are included in the diluted earnings per share calculation. The number of performance based restricted stock units included was 0.11 million. Service based restricted stock units have a dilutive effect (4 year vesting provision) and as a result were included in the diluted earnings per share calculation. The number of service based restricted units included in the calculations was 0.32 million. Had the average market price been greater than the option price for the periods presented, certain exercisable options would have had a dilutive effect and been included in the diluted earnings per share calculation. The stock options that would have been included in the calculation was 0.2 million shares with a range of exercise prices between $5.00 and $115.70 as of December 31, 2010. Had we not incurred a net loss in 2009, the number of stock options included in the computation of diluted EPS and the range of exercise prices would have been: 0.2 million shares at a price range of $6.25 to $115.70. Also, had we not incurred a loss, the number of Restricted Stock Units included in the computation of diluted EPS would have been approximately 0.3 million shares with 0.1 million variously vesting as our common stock reached prices ranging from $5.00 to $60.00 for ten consecutive trading days and the remaining approximate 0.3 million restricted stock units would vest predominately over the next three years in equal increments.

The following is the number of shares used in the basic and diluted computation of loss per share (in thousands):

	For the Year Ended December 31
	2010	2009
Weighted-average number of common shares outstanding
Basic	6,927	6,730

Diluted	7,247	6,730

NOTE J – LITIGATION

Shareholder Class Action Lawsuits

In 2005, five putative securities fraud class action lawsuits were filed against us and certain of our former officers and directors in the United States District Court for the Middle District of Florida, which were subsequently consolidated. The consolidated complaint alleged that we and the individual defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Act”) and that the individual defendants also violated

Section 20(a) of the Act as “control persons” of the Company. Plaintiffs sought unspecified damages and other relief alleging that, during the putative class period, we made certain misleading statements and omitted material information.

The Court granted Defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all Defendants on December 7, 2009. The Plaintiffs have filed an appeal of the summary judgment ruling. Oral argument of the appeal was held on November 17, 2010.

Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, including costs related to our indemnification obligations, diversion of management’s attention and resources, and other factors.

Derivative Stockholder Litigation

On July 25, 2005, a shareholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of us in the United States District Court for the Middle District of Florida, against certain of our directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint is seeking to recover damages in an unspecified amount. By agreement of the parties and by Orders of the Court, the case was stayed pending the resolution of Defendants’ motion to dismiss in the securities class action. On July 10, 2007, the parties filed a stipulation to continue the stay of the litigation. On July 13, 2007, the Court granted the stipulation to continue the stay and administratively closed the case pending notification by plaintiff’s counsel that the case is due to be reopened. Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, including costs related to our indemnification obligations, diversion of management’s attention and resources, and other factors.

Microsoft Litigation

We are aware that Microsoft Corporation has engaged in litigation with Eric C. Ralls, RedOrbit, Inc. and John Does 1-10 in the United States District Court for the Western District of Washington. Defendant RedOrbit, Inc. engaged in transactions with our divested MIVA Media business. In December 2010 Microsoft filed a motion for leave to file a second amended complaint which seeks to add us as a defendant to the litigation. The second amended complaint is seeking to recover damages in an unspecified amount. The Court has not ruled on the motion to add us as a defendant. The amended complaint alleges that we knowingly sent fraudulent traffic to RedOrbit, Inc. which caused harm to Microsoft in a manner which (i) violated the Computer Fraud and Abuse Act, (ii) constituted a trespass under Washington law, and (iii) was negligent. Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, diversion of management’s attention and resources, and other factors.

Other Litigation

We are a defendant in various other legal proceedings from time to time, regarded as normal to our business and, in the opinion of management, the ultimate outcome of such proceedings are not expected to have a material adverse effect on our financial position or our results of operations.

No significant accruals for potential losses for litigation are recorded as of December 31, 2010, and although losses are possible in connection with the above litigation, we are unable to estimate an amount or range of possible loss, but if circumstances develop that necessitate a loss contingency being disclosed or recorded, we will do so. We expense all legal fees for litigation as incurred.

NOTE K – LONG TERM LIABILITIES AND FINANCING AGREEMENTS

The long term liabilities on the Consolidated Balance Sheets primarily relate to the liabilities for uncertain tax positions that were reported as a discrete item as well as deferred lease obligations for our office operating leases.

On December 17, 2009, we entered into an Amendment to an existing Loan and Security Agreement with Bridge Bank that amended various terms and conditions of the original Loan Agreement. Under the Amendment, ALOT, Inc., a wholly owned subsidiary of Vertro, became a borrower under the Loan Agreement and granted a general security interest in its assets to Bridge Bank. Borrowings of approximately $4.4 million under the original agreement were paid during March 2009 from the proceeds of the MIVA Media sale.

The Bridge Bank Loan Agreement was converted to a “financed receivable” agreement to accommodate the new structure of the business. The Agreement has a credit limit of $5 million. Loan draws are secured against individual, qualified accounts receivable we hold and the “financed receivables” are paid off as our clients make payments on their accounts. Delinquencies greater than 90 days are subject to a demand payment by Bridge Bank. Except as otherwise set forth in the Loan Agreement, borrowings made pursuant to the Loan Agreement will bear interest at a rate equal to the greater of (i) 6.5% or (ii) the Prime Rate (as announced by Bridge Bank) plus 2.5% plus a monthly maintenance fee equal to 0.2%. We are obligated to maintain an average daily balance of $1 million in our demand deposit account at Bridge Bank. At December 31, 2010, no amounts were outstanding and we were eligible to draw down a total of approximately $2.5 million under the Facility. The amended Loan Agreement was extended to April 2011.

NOTE L – COMMITMENTS AND CONTINGENCIES

We had minimum contractual payments as part of our royalty bearing non-exclusive license to certain Yahoo! patents quarterly through August 2010. All payments were made through August 2010. In addition, we may have ongoing royalty payments based on our use of those patents. We do not use these patents in our continuing operations.

Operating Leases

On September 10, 2008, we entered into an operating lease agreement with an unrelated third party to lease work space for our London office for the term of 12 months commencing on December 1, 2008. Base rent was approximately $0.3 million per year. This lease was not renewed and expired in November, 2009. Additionally, our Munich office lease ended on December 31, 2009 and the Hamburg and Spain office leases both expired on March 31, 2009.

Our primary administrative, sales, customer service, and technical facilities are in a leased office facility in New York. Our New York office is approximately 10,700 square feet and the lease expires in January 2016.

We also lease approximately 10,940 square feet in Fort Myers, Florida, that served primarily as our headquarters and operations center for MIVA Media and the lease will expire in November 2012. We sublease portions of our Fort Myers facility as set forth below.

Sublease income

Our commitment and contingencies associated with our purchase contracts and capital and operating lease obligations for the year ended December 31, 2010 did not change materially from that disclosed in the Form 10-K filing for the year ended December 31, 2009, except for a $0.2 million reduction of our deferred lease obligation during the three months ended September 30, 2010. This reduction resulted from an amendment to our operating lease for our premises in Fort Myers to reflect the remaining straight line payments.

In March 2009, in conjunction with the MIVA Media Sale, we entered into a sublease agreement for one floor in our office located in Fort Myers, Florida to the buyer with the intent to convert into a sublease agreement upon receipt of landlord consent. The term of the license agreement commenced on March 13, 2009, and it is expected to end on November 30, 2012. The sublease payments are expected to be received over this term.

From August 2007 until December 2009, we had entered into a real estate sublease agreement with an unrelated party to sublease approximately 20,000 square feet of our office located in Fort Myers, Florida. In

December 2009, the lease was amended whereby the landlord entered into a direct lease arrangement with Vertro’s sublessor thereby relieving Vertro of any further contractual obligation for this space.

In February, 2006 Vertro, through its then Searchfeed subsidiary, entered into a lease for office space in Bridgewater, NJ with an expiration date of February, 2011. In December 2008 a sublease was executed between Vertro and an unrelated party for the remaining life of the lease. The sublease payments are expected to be received over this term.

For the years ended December 31, 2010 and 2009, we recorded approximately $0.8 million and $0.8 million, respectively, as rent expense under operating leasing arrangements. Included in the 2010 and 2009 total rent expense was $0.03 million and $0.1 million, respectively, that was recorded in discontinued operations.

	Payments due by Period (in thousands)
	2011	2012	2013	2014	2015	Thereafter	Total
Operating Leases	$949	$923	$516	$533	$549	$47	$3,517
Sublease Income	(207)	(189)	—	—	—	—	(396)

	$742	$734	$516	$533	$549	$47	$3,121

Indemnification Agreements

In the ordinary course of business, we may provide indemnification of varying scope and terms to advertisers, agencies, distribution partners, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers, directors and employees of acquired companies in connection with the acquisition of such companies. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors, and officers and former directors, officers, and employees of acquired companies, in certain circumstances.

Generally, it is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our financial statements.

NOTE M – SEGMENT INFORMATION

We had two operating divisions as of December 31, 2008, MIVA Media and ALOT, that constituted one reporting segment, performance marketing. Therefore no separate segment disclosures are presented as of and for the years ended December 31, 2010 and 2009. Additionally, with the sale of MIVA Media assets, all revenues from continuing operations are geographically located in the United States, therefore no separate geographic disclosures are presented as of and for the years ended December 31, 2010 and 2009.

NOTE N – RELATED PARTY TRANSACTIONS

On October 31, 2009, we executed the sale of patents to LEXOS, Inc. LEXOS, Inc. is a start-up business which plans to engage in internet advertising that is owned predominantly by Craig Pisaris-Henderson, who is related to Vertro’s General Counsel John Pisaris. The purchase price for the patents was $390,000. John Pisaris was not a part of the negotiations. Currently, there are no plans to conduct ongoing business between the two companies.

NOTE O – INCOME TAXES

The income tax benefit consists of the following (in thousands):

	For the Year Ended December 31,
	2010	2009
Current
Federal and State	$—	$(339)
Foreign	—	—
Uncertain tax positions	$(368)	$54

	$(368)	$(285)

Deferred
United States Federal & State	—	—
Foreign	—	—
Uncertain tax positions	—	—

	—	—

	$(368)	$(285)

The components of income (loss) from continuing operations before income taxes are as follows (in thousands):

	For the Year Ended December 31,
	2010	2009
Federal	$1,487	$(7,550)
Foreign	4	(476)

	$1,491	$(8,026)

A reconciliation of the difference between the expected provision for income taxes using the statutory United States Federal tax rate and our actual provision is as follows (in thousands):

	For the Year Ended December 31,
	2010	2009
Tax benefit using statutory Federal tax rate	$507	$(2,729)
Change in valuation allowance	(517)	2,553
Fixed assets and intangibles	—	171
Realization of tax credits	—	(339)
Unrecognized tax position	(368)	—
Other	10	59

	$(368)	$(285)

Our current tax benefit reflects utilization of net operating loss carry-forwards and a decrease in our liability for uncertain tax positions resulting from the release of an $0.8 million liability previously recorded with respect to certain transfer pricing adjustments reported on our foreign tax returns, net of $0.4 million of newly recorded uncertain tax positions related to certain domestic tax filings. The 2009 net benefit reflects the tax effect of carrying back a portion of our 2008 alternative minimum tax net operating loss to our 2003 and 2004 tax years to recover the remaining alternative minimum income tax liability of $0.3 million that was eligible to be refunded for those tax years, offset by $0.05 million of interest and penalties accrued in 2009 related to our liability for uncertain tax positions.

Deferred taxes arise due to temporary differences in reporting of certain income and expense items for book purposes and income tax purposes. We anticipate that our taxable temporary differences will reverse over the same period as the deductible temporary differences, therefore assuring the realization of the non-reserved portion of our deferred tax assets. Details of the significant components of deferred tax assets and liabilities in the accompanying consolidated balance sheet before netting within tax jurisdictions are as follows (in thousands):

	For the Year Ended December 31,
	2010	2009
Deferred tax assets, short-term
Accounts receivable allowances	$287	$294
Accruals	72	167
Other	23	23
Valuation allowance	(382)	(484)

Total	$—	$—

Deferred tax assets, long-term
Other	156	—
Stock options	2,778	2,590
Net operating losses	24,846	24,771
Valuation allowance	(27,282)	(26,949)

Total	$498	$412
Capitalized software	(301)	(298)
Other	(197)	(114)

Total	$(498)	$(412)

Net deferred tax assets	$—	$—

As of December 31, 2010, we had Federal (US NOL) and non-US net operating loss (non-US NOL) carry-forwards for tax purposes of approximately $59.0 million and $10.0 million, respectively. These US NOL carryforwards will expire at various dates beginning in 2019. The NOLs carry forward indefinitely in the non-U.S entities. As of December 31, 2010, the deferred tax assets related to NOLs in the United States and international jurisdictions are fully offset by valuation allowances. As a result of adoption of new accounting guidance for business combinations on January 1, 2009, subsequent releases, if any, of valuation allowances established at the time of acquisition for deferred tax assets resulting from NOLs will be recorded as reductions to the income tax provision.

Utilization of the acquired US NOLs may be subject to annual limitation due to the ownership change provisions of the Internal Revenue Code. At December 31, 2010, we do not believe that these limitations will have a material impact on the company’s ability to use its tax attributes in the event the company is profitable.

We record liabilities for probable assessments. These liabilities would relate to uncertain tax positions in a variety of taxing jurisdictions and are based on what we believe will be the ultimate resolution of these positions. The liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations.

Uncertain Tax Positions

Accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. This guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We adopted this guidance as of January 1, 2007. The guidance modified previous guidance on accounting for contingencies and accounting for income taxes for uncertainties related to our global income tax liabilities. In connection with the adoption of this guidance, we recorded a net decrease to retained earnings of approximately $0.7 million related to the measurement of a position previously taken with respect to certain transfer pricing adjustments reported on our foreign tax returns. In 2010 we had a net decrease in our liability for uncertain tax positions resulting from the release of an $0.8 million liability previously recorded with respect to certain transfer pricing adjustments reported on our foreign tax returns, net of $0.4 million of newly recorded uncertain tax positions related to certain domestic tax filings.

A condensed summary of our unrecognized tax benefits is presented as follows (in millions):

	Balance Jan-09	Adjustments in 2009	Balance Dec-09	Adjustments in 2010	Balance Dec-10
Unrecognized tax benefits that affect:
Effective tax rate upon recognition	$0.60	$—	$0.60	$(0.22)	$0.38
Interest / penalties	$0.15	$0.05	$0.20	$(0.13)	$0.07

Total unrecognized tax benefits	$0.75	$0.05	$0.80	$(0.35)	$0.45

We recognized accrued interest and penalties related to these unrecognized tax benefits in income tax expense. As of December 31, 2010, we had recorded a liability of approximately $0.07 million for interest and penalties.

As of December 31, 2010, open tax years in major jurisdictions date back to 2002 due to the taxing authorities’ ability to adjust operating loss carry-forwards.

It is expected that the amount of unrecognized tax benefits will change in the next twelve months. However, we do not expect the change to have a material impact on our results of operations or our financial position.

Tax audits

In November 2010, the State of New Jersey started an income tax examination for the 2007 through 2009 tax years. While we believe that our reserves reflect the probable outcome of identified contingencies, it is reasonably possible that the ultimate resolution of any tax matter may be more or less than the amount accrued.

NOTE P – EQUITY FINANCING AGREEMENT WITH AGS CAPITAL GROUP

On May 10, 2010, we entered into a Reserve Equity Financing Agreement (the “REF Agreement”) and a Registration Rights Agreement (the “RRA Agreement”) with AGS Capital Group, LLC (“AGS”), pursuant to which AGS committed to purchase, from time to time over a period of two years, shares of our common stock for cash consideration up to $2.0 million, subject to certain conditions and limitations. In connection with the REF Agreement, we paid AGS a diligence fee of $15,000 in cash. On May 14, 2010, we filed a Form S-3 registration statement in connection with the RRA Agreement. The filing was not declared effective and we have withdrawn it. We terminated the RRA Agreement, effective October 8, 2010.

NOTE Q – NASDAQ COMPLIANCE AND SALE OF COMMON STOCK

To ensure continued listing on The NASDAQ Capital Market, we were required to meet all listing requirements of NASDAQ, including (i) stockholders’ equity of at least $2.5 million on or before June 14, 2010, and (ii) evidence a closing bid price of $1.00 or more on our shares of common stock for a minimum of ten consecutive days on or before September 13, 2010.

On June 14, 2010, we announced that we had regained compliance with the minimum stockholders’ equity requirement of $2.5 million for continued listing on The NASDAQ Capital Market. Pursuant to income from operations and the execution of a $0.25 million Stock Purchase Agreement (the “Stock Purchase Agreement”)

between us and Red Oak Fund, LP and Pinnacle Fund, LLLP (collectively, the “Purchasers”), our stockholders’ equity exceeded the NASDAQ $2.5 million requirement for continued listing. Under the Stock Purchase Agreement, we sold an aggregate of 131,579 shares of our common stock, $0.005 par value per share, for an aggregate purchase price of $250,000 resulting in net proceeds of $222,000.

On June 16, 2010, we received written confirmation from the NASDAQ Office of General Counsel, that we met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market. Pursuant to its authority under NASDAQ Listing Rule 5815(4)(A). NASDAQ will continue to monitor our stockholders’ equity and imposed a Hearings Panel Monitor for that purpose, which will extend until June 14, 2011.

On June 11, 2010, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to implement a reverse stock split of shares of our common stock issued and outstanding at a ratio to be established by our Board of Directors in its discretion of between 1-for-2 and 1-for-5. On August 17, 2010, we implemented a 1-for-5 reverse stock split. The reverse stock split enabled the per share trading price of our common stock to satisfy the minimum bid price requirement for continued listing set forth in NASDAQ Marketplace Rule 5550(a)(2). Trading of our common stock on the NASDAQ Capital Market on a split-adjusted began at the open of trading on August 18, 2010.

NOTE R – EMPLOYEE BENEFIT PLAN

We provide retirement benefits to our employees through the Vertro, Inc. 401(k) Plan, pursuant to which employees may elect a number of investment options. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax deferred salary deductions for eligible employees. The 401(k) Plan permits substantially all United States employees to contribute in 2010 up to 80% of their base compensation (as defined) to the 401(k) Plan, limited to a maximum amount as set by the Internal Revenue Service. We may, at the discretion of the Board of Directors, make a matching contribution to the 401(k) Plan. Costs charged to operations for matching contributions were $0.02 million in 2010 and $0.05 million in 2009. In 2010, the administration for our 401k plan was assumed by Administaff.

NOTE S – TREASURY STOCK

For the year ended December 31, 2010, our shares held in treasury increased by 58,057 shares or approximately $0.2 million. This increase in treasury shares resulted from shares withheld to pay the withholding taxes upon the vesting of restricted stock units during the year.

For the year ended December 31, 2009, our shares held in treasury increased by 9,800 shares or approximately $0.02 million. This increase in treasury shares resulted from shares withheld to pay taxes to pay withholding taxes upon the vesting of certain restricted stock units during the year.

Vertro, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par values)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,016	$6,430
Restricted cash	—	58
Accounts receivable, less allowances of $14 and $7, respectively	2,315	3,160
Income tax receivable	338	329
Prepaid expenses and other current assets	517	387

TOTAL CURRENT ASSETS	7,186	10,364
Property and equipment, net	308	319
Intangible assets, net	1,486	549
Other assets	284	329

TOTAL ASSETS	$9,264	$11,561

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,995	$3,663
Accrued expenses	2,508	2,482
Income tax payable	5	5

TOTAL CURRENT LIABILITIES	5,508	6,150

Long-term liabilities	737	697

TOTAL LIABILITIES	6,245	6,847

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (Note B)
Preferred stock, $.005 par value; authorized, 500 shares; none issued and outstanding	—	—
Common stock, $.005 par value; authorized, 40,000 shares; issued 7,618 and 7,401, respectively; outstanding 7,155 and 6,985, respectively	37	36
Additional paid-in capital	272,439	271,908
Treasury stock, 463 and 416 shares at cost, respectively	(7,156)	(6,924)
Accumulated other comprehensive income	—	12,914
Accumulated deficit	(262,301)	(273,220)

TOTAL STOCKHOLDERS’ EQUITY	3,019	4,714

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,264	$11,561

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Vertro, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues	$6,281	$9,759	$22,176	$26,324
Cost of services	388	505	1,325	1,374

Gross profit	5,893	9,254	20,851	24,950

Operating expenses
Marketing and sales	5,398	7,028	16,514	18,084
General and administrative	1,858	1,459	5,379	4,698
Product development	191	405	812	1,488

Total operating expenses	7,447	8,892	22,705	24,270

(Loss) income from operations	(1,554)	362	(1,854)	680
Foreign exchange rate (loss) gain	(44)	(1)	(40)	118
Gain on sale of domain name	—	—	—	285
Other income, net	1	20	1	29

(Loss) income before provision for income taxes	(1,597)	381	(1,893)	1,112
Income tax expense	8	13	59	55

(Loss) income from continuing operations	(1,605)	368	(1,952)	1,057
Income from discontinued operations, net of income taxes	12,952	3	12,870	756

Net income	$11,347	$371	$10,918	$1,813

Basic (loss) earnings per share (Note B)
Continuing operations	$(0.22)	$0.05	$(0.27)	$0.15

Discontinued operations	$1.81	$—	$1.80	$0.11

Earnings per share	$1.59	$0.05	$1.53	$0.26

Diluted (loss) earnings per share (Note B)
Continuing operations	$(0.22)	$0.05	$(0.27)	$0.15

Discontinued operations	$1.72	$—	$1.72	$0.11

Earnings per share	$1.50	$0.05	$1.45	$0.26

Weighted-average number of common shares outstanding (Note B)
Basic	7,155	6,860	7,139	6,846

Diluted	7,515	7,194	7,499	7,180

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Vertro, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	For the Nine Months Ended September 30,
	2011	2010
Cash Flows from Operating Activities
Net income	$10,918	$1,813
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Recovery for doubtful accounts	—	(109)
Depreciation and amortization	396	40
Equity based compensation	534	653
Foreign exchange loss (gain)	(40)	(118)
Gain on sale of domain name	—	(285)
Gain on reversal of other comprehensive income	(12,914)	—
Changes in operating assets and liabilities:
Restricted cash	58	143
Accounts receivable	845	(566)
Prepaid expenses and other current assets	(129)	235
Income taxes, net	(9)	78
Other assets	45	132
Accounts payable, accrued expenses, and other liabilities	(644)	(490)

Net cash (used in) provided by operating activities	(860)	1,526

Cash Flows from Investing Activities
Net proceeds from sale of business	—	345
Net proceeds from sale of patent	—	285
Net proceeds from security deposits	—	187
Increase in intangible assets	(1,226)	(352)
Purchase of equipment	(96)

Net cash (used in) provided by investing activities	(1,322)	465

Cash Flows from Financing Activities
Net proceeds from sale of common stock	—	222
Treasury stock	(232)	—

Net cash (used in) provided by financing activities	(232)	222

(Decrease) increase in cash and cash equivalents	(2,414)	2,213

Cash and cash equivalents, beginning of period	6,430	4,837

Cash and cash equivalents, end of period	$4,016	$7,050

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Vertro, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited)

NOTE A – NATURE OF BUSINESS

Vertro, Inc., together with its wholly-owned subsidiaries (collectively, the “Company,” “we,” “us” or “Vertro”), is an Internet company that owns and operates the ALOT product portfolio.

ALOT offers two primary products to consumers, ALOT Home, a homepage product, and ALOT Appbar, a piece of software that integrates into the users’ web browsers. Both ALOT Home and ALOT Appbar include a search box from which consumers conduct type-in web search. The ALOT Appbar provides access to a library of apps, which are used by consumers to receive dynamic information, perform useful tasks, or access their favorite content online. There are hundreds of apps available for consumers to choose from, ranging from a weather app that provides an at-a-glance snapshot of the weather for the coming four days, to a radio app that enables consumers to listen to thousands of radio stations from around the world. All ALOT products and apps are free to download and use.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These Condensed Consolidated Financial Statements (Unaudited) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for fair presentation of results for the interim periods have been reflected in these Condensed Consolidated Financial Statements (Unaudited), and the presentations and disclosures herein are adequate when read in conjunction with the Consolidated Financial Statements (Audited) included in our Form 10-K for the year ended December 31, 2010.

Certain prior period amounts may have been reclassified to conform to the current year presentation. Operating results for the three months and nine months ended September 30, 2011, are not necessarily indicative of the results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements include the accounts and operations of Vertro, Inc. and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue and long-lived assets of the Company are all within the United States. Therefore, no separate segment disclosures are presented as of and for the three and nine months ended September 30, 2011 and 2010.

Reverse Stock Split

On August 17, 2010, we implemented a 1-for-5 reverse stock split of our common stock (the “Reverse Split”). As a result of the Reverse Split, each holder of five outstanding shares of our common stock received one share of our common stock. Each stockholder holds approximately the same percentage of common stock outstanding after the Reverse Split as held immediately prior to the Reverse Split, subject to adjustment for fractional shares. Fractional shares resulting from the Reverse Split were canceled and the stockholders otherwise entitled to fractional shares received a cash payment in an amount equal to the product obtained by multiplying (i) the closing sale price of our common stock on August 16, 2010, by (ii) the number of shares of our common stock held by the stockholder that would otherwise have been exchanged for the fractional share interest, resulting in an aggregate payment by us of $361. In connection with the Reverse Split, the par value of both our common and preferred stock increased to $0.005 per share, and the number of shares of common and preferred stock that we are authorized to issue under our Certificate of Incorporation decreased to 40 million shares of common stock, and 500,000 shares of preferred stock. The Reverse Split has been retroactively applied to all applicable information to the earliest period presented.

Use of Estimates

The preparation of the Condensed Consolidated Financial Statements (Unaudited) in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include estimates of: income taxes; tax valuation reserves; loss contingencies; allowances for doubtful accounts; share-based compensation; and useful lives for depreciation and amortization. Actual results could differ materially from these estimates.

Revenue Recognition

Our Homepage and Appbar products include a search box, from which the majority of our revenue is derived. Our users conduct approximately 2.7 million searches per day, and when they conduct these searches, both algorithmic results and associated paid search results are returned by third parties with whom we have contractual relationships. If users click on a paid search result after conducting a search, we earn a percentage of the total click-through revenue provided by the third-party that placed the advertisement. We recognize revenue from paid search result clicks in the period that the clicks occurred. In addition to this search revenue, we also generate revenue from certain apps. We refer to these as sponsored apps and they generate either pay-per-click or cost-per-action revenue. Our website page-views and certain apps also generate revenue through display ads.

Cost of Services

Our cost of services consists of infrastructure, personnel, and syndicated content expenses directly related to the production, distribution, and usage of our ALOT products.

Cash and Cash Equivalents

Cash consisted primarily of bank deposits. We did not maintain a balance in short-term investments as of September 30, 2011 or December 31, 2010. As of September 30, 2011, we had no restricted cash, and restricted cash of $0.06 million at December 31, 2010, representing a certificate of deposit used to secure certain credit card obligations.

Allowance for Doubtful Accounts

We record our allowance for doubtful accounts based on our assessment of various factors. We consider historical experience, the age of the accounts receivable balances, the credit quality of customers, current economic conditions, and other factors that may affect our customers’ ability to pay to determine the level of allowance required.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and accounts receivable. As of September 30, 2011, our cash was on deposit primarily with a single financial institution. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at September 30, 2011 and December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits. Accounts receivable are typically unsecured and are derived from revenue earned from customers located primarily in the United States. As of September 30, 2011, one customer (Google) accounted for approximately 78% of the accounts receivable balance. Google represented approximately 82% and 81%, respectively, for the three and nine months ended June 30, 2011, of consolidated revenues from continuing operations. In 2010, the percentages were 87% for the respective periods presented.

Fair Value of Financial Instruments

At September 30, 2011 and December 31, 2010, our financial instruments included cash, accounts receivable and accounts payable. The fair values of these financial instruments approximated their carrying values based on either their short maturity or current terms for similar instruments.

Comprehensive Income

Total comprehensive income is comprised of net (loss) income shown in the Condensed Consolidated Statements of Operations (Unaudited). Total comprehensive income for the three and nine months ended September 30, 2011 was $11.3 million and $10.9 million, respectively, while the total comprehensive income for the same periods in 2010 was $0.4 million and $1.8 million. There is no difference between total comprehensive income and net income.

Accumulated Other Comprehensive Income

At September 30, 2011, there was no Accumulated Other Comprehensive Income (previously shown in the equity section of the Condensed Consolidated Balance Sheet (Unaudited)). During the quarter ended September 30, 2011, the accumulation of prior net foreign currency translation adjustments of approximately $12.9 million that arose as part of the former MIVA Media EU discontinued operations was released through the Condensed Consolidated Statement of Operations (Unaudited) as the related foreign entity net assets have been substantially liquidated.

Customer Acquisition Costs

Customer acquisition costs are expensed as incurred, and are included in marketing and sales expense. For the three and nine months ended September 30, 2011, we incurred approximately $5.2 million and $15.7 million in customer acquisition costs, respectively. For the same periods in 2010, we incurred approximately $6.7 million and $16.8 million of customer acquisition costs, respectively. These costs were incurred to promote the ALOT products.

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities, loss carry-forwards, and tax credit carry-forwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Property, Equipment and Intangibles

Equipment and furniture are stated at cost. In the case of items acquired as a part of business acquisitions, cost is recorded at fair value on the date of acquisition. Equipment and furniture are depreciated using the straight-line method over the estimated useful lives for the respective assets, which range from two to five years. Depreciation expense consists of depreciation of computer equipment and furniture. Improvements to leased premises are capitalized and amortized over the shorter of the related lease term or the useful lives of the improvements, ranging from three to ten years.

We capitalize certain costs of software developed for internal use in accordance with Accounting Standards Codification Section 350-40, Internal-Use Software. Capitalized costs currently include payroll and payroll-related costs. The cost of internally developed software is amortized on a straight-line basis over its estimated useful life, which is generally three years. For the three and nine months ended September 30, 2011, $0.4 million and $1.2 million of such costs were capitalized, respectively. No such costs were capitalized during the same periods in the prior year.

Share Based Compensation

We used the modified-prospective-transition method in connection with the adoption of fair value recognition provisions for share based compensation expense. Under that transition method, compensation cost recognized in 2011 and 2010 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimate previously established; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimates. The methods we have applied conform to the provisions of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107.

Foreign Currency Translation

Effective April 1, 2009, we record all current foreign currency translation adjustments in current period (loss) income from continuing operations. The Condensed Consolidated Balance Sheets as of September 30, 2011 reflects the release of the accumulation of prior net foreign currency translation adjustments of approximately $12.9 million that arose as part of the former MIVA Media EU discontinued operations.

That amount is reflected in discontinued operations for the quarter ended September 30, 2011, since the retained foreign entities were substantially liquidated. Nominal exchange rate gains and losses occur in current ALOT operations.

Operating Leases

We lease office space in Florida and New York under operating lease agreements expiring in 2012 and 2015, respectively. Our Florida lease has over a year remaining and during the quarter we recorded the remaining liability of $0.3 million as the property is no longer used by us for employees or storage space, resulting in a cease use of the property. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and generally are not included in determining the initial lease term rent expense.

Recent Accounting Pronouncement

New accounting pronouncements that have been adopted but are not yet effective include, but are not limited to, pronouncements on the following subjects:

•	Fair Value Measurement

•	Comprehensive Income

•	Intangibles – Goodwill and Other

These pronouncements are not expected to have any significant effect on our financial statements.

NOTE C – DISCONTINUED OPERATIONS

On March 12, 2009, we sold our MIVA Media Division, including the MIVA name. Transactions and adjustments related to the MIVA Media Division are classified as discontinued operations.

At September 30, 2011, Accumulated Other Comprehensive Income (previously shown in the equity section of the Condensed Consolidated Balance Sheet (Unaudited)) represents an accumulation of prior net foreign currency translation adjustments of approximately $12.9 million that arose as part of the former MIVA Media EU operations. During the quarter ended September 30, 2011, the accumulated balance was released to net income as the related foreign entity net assets have been substantially liquidated.

NOTE D – ACCOUNTING FOR SHARE-BASED COMPENSATION

Stock compensation expense for the three months ended September 30, 2011 and 2010, was $0.20 million and $0.22 million, respectively, and for the nine months then ended was $0.52 million and $0.65 million, respectively. For the three months ended September 30, 2011 and 2010, there was no stock option expense. However, there was restricted stock unit (“RSU”) expense of $0.20 million and $0.22 million, respectively. For the nine months ended September 30, 2011 and 2010, our share-based employee compensation expense consisted of stock option expense of zero and $0.01 million, respectively, and RSU expense of $0.52 million and $0.64 million, respectively. As of September 30, 2011, all compensation expense related to stock options had been recognized. The fair value of the stock options was estimated at the date of the grant using the Black-Scholes option-pricing model.

In July 2011, approximately 193,000 RSUs were issued to employees, including 154,400 with service based vesting provisions (over four years, on every January 1), and 38,600 that will vest upon our common stock reaching and closing at a share price at or exceeding $4.50 per share for ten consecutive trading days.

In January 2011, we issued RSUs to our independent Board members with service based vesting provisions (25% per quarter in equal increments).

In January 2010, we issued RSUs to our independent Board members with service based vesting provisions (25% per quarter in equal increments). In July 2010, approximately 165,000 RSUs were issued to employees, including 132,000 with service based vesting provisions (over four years, on every January 1), and 33,000 that will vest upon our common stock reaching and closing at a share price at or exceeding $5.00 per share for ten consecutive trading days.

The fair value of our service based RSUs is the quoted market price of our common stock on the date of grant. Further, we utilize a Monte Carlo simulation model to estimate the fair value and compensation expense related to our market condition performance based restricted stock units. We recognize stock compensation expense for options and RSUs that have graded vesting on the graded vesting attribution method.

NOTE E – EQUITY AND PER SHARE DATA

We incurred a net loss from continuing operations for the three and nine months ended September 30, 2011. As a result, potentially dilutive shares are not included in the calculations of earnings per share because to do so would have an anti-dilutive effect on the loss per share. Had we not recorded a loss, certain exercisable stock options would have been excluded from the calculation of earnings per share because option prices were greater than average market prices for the periods presented. The number of stock options that were excluded from the earnings per share calculations was 0.4 million shares with a range of exercise prices between $5.00 and $115.70 as of September 30, 2011.

NOTE F – LEGAL PROCEEDINGS

Shareholder Class Action Lawsuits

In 2005, five putative securities fraud class action lawsuits were filed against us and certain of our former officers and directors in the United States District Court for the Middle District of Florida, which were subsequently consolidated. The consolidated complaint alleged that we and the individual defendants violated

Section 10(b) of the Securities Exchange Act of 1934 (the “Act”) and that the individual defendants also violated Section 20(a) of the Act as “control persons” of the Company. Plaintiffs sought unspecified damages and other relief alleging that, during the putative class period, we made certain misleading statements and omitted material information.

The court granted Defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all Defendants on December 7, 2009. Plaintiffs appealed the summary judgment ruling and the court’s prior orders dismissing certain claims. On September 30, 2011, the Court of Appeals for the Eleventh Circuit affirmed the dismissal of 9 of the 11 alleged misstatements and reversed the court’s prior order on summary judgment. On October 21, 2011, we filed a petition for panel rehearing or rehearing en banc with the Court of Appeals for the Eleventh Circuit.

Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, including costs related to our indemnification obligations, diversion of management’s attention and resources, and other factors.

Derivative Stockholder Litigation

On July 25, 2005, a shareholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of us in the United States District Court for the Middle District of Florida, against certain of our directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint is seeking to recover damages in an unspecified amount. By agreement of the parties and by Orders of the Court, the case was stayed pending the resolution of Defendants’ motion to dismiss in the securities class action. On July 10, 2007, the parties filed a stipulation to continue the stay of the litigation. On July 13, 2007, the Court granted the stipulation to continue the stay and administratively closed the case pending notification by plaintiff’s counsel that the case is due to be reopened. Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, including costs related to our indemnification obligations, diversion of management’s attention and resources, and other factors.

Microsoft Litigation

On August 1, 2011, we entered into a Confidential Release and Settlement Agreement with Microsoft ending our participation in litigation with Microsoft as plaintiff, and Eric C. Ralls, RedOrbit, Inc. and John Does 1-10 as defendants in the United States District Court for the Western District of Washington. Defendant RedOrbit, Inc. engaged in transactions with our divested MIVA Media business. Microsoft alleged that we knowingly sent fraudulent traffic to RedOrbit, Inc., which caused harm to Microsoft in a manner that (i) violated the Computer Fraud and Abuse Act, (ii) constituted a trespass under Washington law, and (iii) was negligent.

Litigation Relating to Proposed Transaction with Inuvo, Inc.

On October 27, 2011, a complaint was filed in the Supreme Court of the State of New York, County of New York against us, our directors, Inuvo, Inc. and Anhinga Merger Subsidiary, Inc. on behalf of a putative class of similarly situated investors. A second complaint, also purportedly brought on behalf of a class of investors, was filed on November 3, 2011 against these same defendants in the Court of Chancery for the State of Delaware. The plaintiffs in both suits allege that our Board of Directors breached their fiduciary duties regarding the contemplated transaction with Inuvo (the “Merger”) and that Vertro, Inuvo, and Anhinga Merger Subsidiary aided and abetted the alleged breach of fiduciary duties. The plaintiffs ask that the Merger be enjoined and seek other unspecified monetary relief.

Regardless of the outcome, this litigation could have a material adverse impact on our results because of defense costs, including costs related to our indemnification obligations, diversion of management’s attention and resources, and other factors.

Other Litigation

We are a defendant in various other legal proceedings from time to time, regarded as normal to our business and, in the opinion of management, the ultimate outcome of such proceedings are not expected to have a material adverse effect on our financial position or our results of operations.

No significant accruals for potential losses for litigation are recorded as of September 30, 2011, and although losses are possible in connection with the above litigation, we are unable to estimate an amount or range of possible loss, but if circumstances develop that necessitate a loss contingency being disclosed or recorded, we will do so. We expense all legal fees for litigation as incurred.

NOTE G – LONG – TERM LIABILITIES AND FINANCING AGREEMENTS

The long-term liabilities on the Condensed Consolidated Balance Sheets (Unaudited) primarily relate to the liabilities for uncertain tax positions that were reported as a discrete item as well as deferred lease obligations for our office operating leases.

On June 21, 2011, we entered into a First Business Financing Modification Agreement (the “Modification Agreement”) with Bridge Bank, National Association (“Bridge Bank”), which amended the Company’s Business Financing Agreement, dated December 17, 2009, with Bridge Bank (the “Original Agreement” and collectively with the Modification Agreement hereinafter referred to as the “Agreement”). The Agreement provides a Growth Capital Credit Facility to the Company of up to $1.5 million (the “Growth Capital Facility”) and a receivables financing facility of up to $6.5 million (the “Receivables Financing Facility”). The Growth Capital Facility may be drawn in minimums of $500,000 per traunch during predetermined draw windows, and is to be repaid in thirty six (36) equal monthly installments, without penalty for early repayment. Subject to the terms of the Agreement, the borrowing base used to determine loan availability under the Receivables Financing Facility is equal to 80% of our eligible accounts receivable, with account eligibility measured by Bridge Bank. At September 30, 2011, we would have been eligible to draw down approximately up to $3.4 million under the Receivables Financing Facility. The Agreement terminates on June 20, 2013, provided, however, either party may terminate the Agreement at any time, and all loan advances under the Receivables Financing Facility would become due and payable and the outstanding amounts under the Growth Capital Facility would be repaid pursuant the payment schedule.

All amounts borrowed under the Agreement are secured by a general security interest in our assets, including our accounts receivable and intellectual property, and are subject to a 1.25 Asset Coverage Ratio of cash accounts maintained at Bridge Bank and eligible receivables in relation to the amounts borrowed.

Except as otherwise set forth in the Agreement, borrowings will bear interest at a rate equal to the Prime Rate as announced by Bridge Bank or 3.25%, whichever is greater, plus 1.0%.

The Agreement contains customary representations, warranties, and affirmative and negative covenants for facilities of this type, including certain restrictions on dispositions of our assets, changes in business, change in control, and incurrence of certain indebtedness and encumbrances. The Agreement also contains customary events of default, including payment defaults and a breach of representations and warranties and covenants. If an event of default occurs and is continuing, Bridge Bank has certain rights and remedies under the Agreement, including declaring all outstanding borrowings immediately due and payable, ceasing to advance money or extend credit, and rights of set-off.

NOTE H – COMMITMENTS AND CONTINGENCIES

Our commitment and contingencies associated with our purchase contracts and capital and operating lease obligations for the three and nine months ended September 30, 2011, did not change materially from that disclosed in the Form 10-K filing for the year ended December 31, 2010.

NOTE I – INCOME TAXES

The income tax expense for the three months ended September 30, 2011 and 2010, was $0.01 million for both periods, and for the nine months ended September 30, 2011 and 2010, was $0.06 million for both periods. Income tax expense was primarily due to the interest expense on the liability for uncertain tax positions that was reported as a discrete item.

The effective tax rate is impacted by a variety of estimates, including the amount of income expected during the remainder of the fiscal year, the split of that income between foreign and domestic sources, and expected utilization of tax losses that have a full valuation allowance.

NOTE J – TREASURY STOCK

During the three months ended September 30, 2011, our shares held in treasury increased by a total of 1,277 shares or approximately $0.003 million. This increase in treasury shares resulted from withholding shares upon the vesting of restricted stock units during the period to fund payment of related withholding taxes.

NOTE K – NASDAQ COMPLIANCE AND SALE OF COMMON STOCK

To ensure continued listing on The NASDAQ Capital Market, we were required to meet all listing requirements of NASDAQ, including (i) stockholders’ equity of at least $2.5 million on or before June 14, 2010, and (ii) evidence a closing bid price of $1.00 or more on our shares of common stock for a minimum of ten consecutive days on or before September 13, 2010.

On June 14, 2010, we announced that we had regained compliance with the minimum stockholders’ equity requirement of $2.5 million for continued listing on The NASDAQ Capital Market. Pursuant to income from operations and the execution of a $0.25 million Stock Purchase Agreement (the “Stock Purchase Agreement”) between us and Red Oak Fund, LP and Pinnacle Fund, LLLP (collectively, the “Purchasers”), our stockholders’ equity exceeded the NASDAQ $2.5 million requirement for continued listing. Under the Stock Purchase Agreement, we sold an aggregate of 131,579 shares of our common stock, $0.005 par value per share, for an aggregate purchase price of $250,000 resulting in net proceeds of $222,000.

On June 16, 2010, we received written confirmation from the NASDAQ Office of General Counsel, that we met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market.

On June 11, 2010, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to implement a reverse stock split of shares of our common stock issued and outstanding at a ratio to be established by our Board of Directors in its discretion of between 1-for-2 and 1-for-5. On August 17, 2010, we implemented a 1-for-5 reverse stock split. The reverse stock split enabled the per share trading price of our common stock to satisfy the minimum bid price requirement for continued listing set forth in NASDAQ Marketplace Rule 5550(a)(2). Trading of our common stock on the NASDAQ Capital Market on a split-adjusted basis began at the open of trading on August 18, 2010 (see Note B of Notes to Condensed Consolidated Financial Statements).

We continue to maintain our compliance with NASDAQ regulations.

NOTE L – SUBSEQUENT EVENTS

On October 17, 2011, we announced that we have entered into a definitive agreement and plan of merger with Inuvo, Inc., pursuant to which Inuvo will acquire Vertro in an all stock transaction. Under terms of the agreement, which was unanimously approved by the Board of Directors of each company, at closing of the transaction, Vertro will become a wholly-owned subsidiary of Inuvo in a tax-free exchange of shares at an exchange ratio of 1.546 shares of Inuvo common stock per each share of Vertro common stock. The merger is expected to close in the fourth quarter of 2011 or the first quarter of 2012, subject to satisfaction of the closing conditions. The completion of the merger is conditioned upon registration of the shares issued to Vertro stockholders on a Registration Statement on Form S-4, approval from stockholders of Vertro and Inuvo, approval of the listing of the shares to be issued on the NYSE Amex, execution of a new credit agreement for the combined company, and other customary closing conditions. As a result, the merger may not be consummated. (See also “Litigation Relating to Proposed Transaction with Inuvo, Inc.” in NOTE F – LEGAL PROCEEDINGS.)

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

VERTRO, INC.

INUVO, INC.

and

ANHINGA MERGER SUBSIDIARY, INC.

Dated as of October 16, 2011

A-i

A-ii

A-iii

A-iv

Index of Defined Terms

Page
Acquisition Proposal	64
Acquisition Transaction	64
Action	71
affiliates	85
AGC	28
Agreement	1
Alternate Financing	74
Bank Letter	74
Bridge Bank	74
business day	85
Certificate	5
Certificate of Merger	2
Closing	2
Closing Date	2
Code	1
Company	1
Company Approvals	14
Company Benefit Plans	20
Company Change of Recommendation	63
Company Common Stock	4
Company Disclosure Schedule	9
Company Employees	22
Company Equity Awards	12
Company Joint Venture	10
Company Leased Real Property	25
Company Material Adverse Effect	10
Company Material Contract	27
Company Organizational Documents	10
Company Permits	17
Company Permitted Lien	14
Company Preferred Stock	11
Company Real Property Leases	25
Company Recommendation	13
Company Restricted Stock Unit	9
Company SEC Documents	15
Company Stock Option	8
Company Stockholder Approval	27
Company Stockholders Meeting	67
Company Subsidiaries’ Equity Interests	11
Company Superior Offer	64
Company Termination Fee	80
Confidentiality Agreement	61
Contract	27
control	85
Converted Option	8
Converted Restricted Stock Unit	9
Craig Hallum	46
Designated Directors	3

A-v

DGCL	2
Disclosing Party	60
Effective Time	2
End Date	78
Environment	24
Environmental Law	24
ERISA	20
ERISA Affiliate	20
Exchange Act	14
Exchange Agent	5
Exchange Ratio	4
Form S-4	65
GAAP	16
Governmental Entity	14
Hazardous Materials	24
Indemnified Party	71
Inquiry	62
Intellectual Property Rights	26
knowledge	85
Law	17
Laws	17
Lien	14
Merger	1
Merger Consideration	4
Merger Sub	1
New Plans	68
NYSE Amex	3
Old Plans	68
Parent	1
Parent Approvals	34
Parent Employees	41
Parent Leased Real Property	43
Parent Permits	37
Parent Recommendation	33
Parent Stockholders Meeting	67
Parent Termination Fee	80
Parent Benefit Plans	39
Parent Common Stock	4
Parent Disclosure Schedule	29
Parent Equity Awards	32
Parent Insurance Policies	44
Parent Joint Venture	30
Parent Material Adverse Effect	30
Parent Material Contract	45
Parent Organizational Documents	29
Parent Permitted Lien	34
Parent Preferred Stock	31
Parent Real Property Leases	43
Parent SEC Documents	35
Parent Stock Issuance	65
Parent Stockholder Approval	46

A-vi

Parent Subsidiaries’ Equity Interests	31
Parent Warrant	31
Permitted Encumbrances	25
person	85
Receiving Party	60
Representatives	60
Required Stockholders Meeting	67
Restraints	75
Rights Plan	47
Sarbanes-Oxley Act	15
SEC	15
Share	4
Subsidiaries	85
Surviving Corporation	2
Takeover Laws	28
Tax Return	19
Taxes	19
Transactions	1
Union	22
WARN Act	22

A-vii

AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2011 (this “Agreement”), by and among Vertro, Inc., a Delaware corporation (the “Company”), Inuvo, Inc., a Nevada corporation (“Parent”), and Anhinga Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”).

W I  T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”).

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger (the “Transactions”), (ii) approved and adopted the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement and approval of the Transactions, including the Merger, by the stockholders of the Company.

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of the Parent and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the Transactions, (ii) approved and adopted the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend approval of the Transactions, including the Merger, by the stockholders of Parent.

WHEREAS, the Board of Directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its stockholder, and declared it advisable, to enter into this Agreement and to consummate the Transactions, and (ii) approved and adopted the execution, delivery and performance of this Agreement and the consummation of the Transactions.

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions, including the Merger, and also to prescribe certain conditions to the Transactions, including the Merger.

WHEREAS, Parent and the Company intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. The effects and consequences of the Merger shall be as set forth in this Agreement and the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Porter, Wright, Morris & Arthur LLP, Columbus, OH, at 10:00 a.m. local time, as soon as practicable and, in any event, within three business days of the date on which the last of the conditions set forth in Article VI hereof is satisfied or waived (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions), or at such other place, date and time as the Company and Parent may agree in writing (the “Closing Date”).

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall file a certificate of merger or other appropriate document providing for the Merger (the “Certificate of Merger”) in a form mutually agreed upon by Parent and the Company (acting reasonably), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the DGCL, or at such later time as is agreed by the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, all as provided under the DGCL and the other applicable Laws.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and bylaws of Merger Sub, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9. For the avoidance of doubt, the name of the Surviving Corporation shall be the name of the Company.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.8 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.9 Directors and Executive Officers of Parent. Parent shall secure the resignation, prior to the Effective Time, of at least two of its directors, which such resignations shall be effective as of the Effective Time. Parent agrees to provide the Company with notice of which Parent Directors from which it intends to secure resignations as soon as reasonably practicable following the date of this Agreement, but in no event later than ten (10) days following the date of this Agreement. Parent shall also take all requisite action necessary to and shall increase the size of its Board of Directors to seven members prior to the Effective Time. Of the four vacancies after such resignations and increase in the size of the Parent Board of Directors, Parent agrees to fill three of the vacancies, effective immediately after the Effective Time, with the current members of the Company Board of Directors to be listed by the Company on Schedule 1.9 to the Company Disclosure Schedule (the “Designated Directors”), which Schedule 1.9 shall be deemed to be part of the Company Disclosure Schedule when delivered to Parent, which the Company shall deliver as soon as practicable following the date of this Agreement, but in no event later than ten (10) days following the date of this Agreement. If prior to the Effective Time, one or more of the Designated Directors are unwilling or unable to serve as a director of Parent for any reason, then the Company shall replace such person or persons; provided, however, that only one Designated Director may be non-independent under the NYSE Amex LLC (“NYSE Amex”) independence rules and regulations. The remaining vacancy shall be filled by the mutual agreement of Parent and the Company. The Parent Board shall take action prior to the Effective Time, such that immediately following the Effective Time, Richard Howe will be elected as the Executive Chairman of the Board of Parent and Peter Corrao will be elected President and Chief Executive Officer of Parent.

ARTICLE II

TREATMENT OF SHARES

Section 2.1 Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Subject to Section 2.1(b), Section 2.3, and Section 2.4, each issued and outstanding share of common stock, par value $0.005 per share, of the Company outstanding immediately prior to the Effective Time (the “Company Common Stock,” and each, a “Share”), shall thereupon be canceled and, subject to the provisions of Section 2.1(b), shall be automatically converted into the right to receive 1.546 (the “Exchange Ratio”) fully paid and nonassessable shares of Parent’s common stock, par value $0.001 per share (“Parent Common Stock”) (such Parent Common Stock, together with any cash paid in respect of fractional shares in accordance with Section 2.3, the “Merger Consideration”). As of the Effective Time and upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or book entry representing any such non-certificated shares), which immediately prior to the Effective Time represented any such shares of Company Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, (together with any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c)), in respect of such Shares upon the surrender of the certificate or book entry representing such shares in accordance with Section 2.2(b) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided by Section 2.2(h).

(b) Cancellation of Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company as treasury stock or any Subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of stock of the Surviving Corporation. No capital stock of the Merger Sub will be issued or used in the Merger.

(d) Adjustments. The Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock), reorganization, recapitalization, reclassification or other like change with respect to the Company, which shall occur between the date of this Agreement and the Effective Time.

Section 2.2 Exchange of Shares.

(a) Exchange Agent. Prior to the filing of the Joint Proxy Statement/Prospectus, Parent and the Company shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging certificates or book entries, as applicable, which immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificate”), for the Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent the Merger Consideration to be exchanged or paid in accordance with this Article II, and Parent shall make available from time to time after the Effective Time, as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.3 and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 2.2(c).

(b) Exchange Procedures. As soon as practicable after the Effective Time, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to Parent and the Company and shall specify that the delivery shall be effected, and risk of loss and title in respect of the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Certificates in exchange for the applicable Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c). Each holder of Company Common Stock that has been converted into the right to receive the applicable Merger Consideration and any dividends or other distributions payable in respect thereto pursuant to Section 2.2(c), upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering such Shares and other documents as the Exchange Agent may reasonably require, shall be entitled to receive the Merger Consideration payable in respect of such shares of Company Common Stock. The holder of such Certificate, upon delivery thereof to the Exchange Agent, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c). Certificates surrendered shall forthwith be cancelled as of the Effective Time. Until so surrendered, each such Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration and any dividends or other distributions payable upon the surrender of such certificates pursuant to Section 2.2(c). No interest shall be paid or accrued for the benefit of holders of the Certificates on cash amounts payable upon the surrender of such certificates pursuant to this Section 2.2. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if any certificate or book entry for the applicable Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a certificate or book entry representing shares of Parent Common Stock in any name other than that of the registered holder of such Company Common Stock, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Entity.

(c) Parent Dividends and Distributions. Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Section 2.2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

(d) Withholdings. Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement, such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the person(s) to whom such amounts would otherwise have been paid.

(e) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided herein and by applicable Law. The Merger Consideration paid in respect of shares of Company Common Stock, upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares of Company Common Stock previously represented by such Certificates. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the Shares that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. At any time commencing one year after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it) that had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(g) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as Parent or the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, deliverable in respect thereof pursuant to this Agreement.

Section 2.3 Fractional Shares. No certificates representing less than one share of Parent Common Stock shall be issued in exchange for shares of Company Common Stock upon the surrender for exchange of a Certificate. In lieu of any such fractional share, each holder of shares of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.2(h) shall be paid upon such surrender (and after taking into account and aggregating shares of Company Common Stock represented by all Certificates surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account and aggregating all shares of Company Common Stock represented by all Certificates surrendered by such holder) would otherwise be entitled by (b) the closing price for a share of Parent Common Stock on the NYSE Amex on the last trading day immediately preceding the Effective Time.

Section 2.4 Stock Options and Other Stock-Based Awards.

(a) Company Stock Options. From and the after the Effective Time options to purchase shares of Company Common Stock (each, a “Company Stock Option”) held by any current or former employee, consultant, independent contractor or director, which are outstanding immediately prior to the Effective Time automatically will be converted into and become options to purchase Parent Common Stock (each, a “Converted Option”), in each case, on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the stock incentive plan or other related agreement or award pursuant to which such Company Stock Option was granted (after giving effect to any acceleration of vesting that occurs by reason of the transactions contemplated by this Agreement); provided, that from and after the Effective Time, (i) each such Converted Option may be exercised solely to purchase or otherwise in respect of shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock issuable upon exercise of such Converted Option shall be equal to the number of shares of Company Common Stock that were issuable upon exercise of the corresponding Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iii) the per share exercise price under such Converted Stock Option shall be the per share exercise price of the corresponding Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent.

(b) Company Restricted Stock Units. From and the after the Effective Time, restricted stock units based on Company Common Stock held by any current or former employee, consultant, independent contractor or director (a “Company Restricted Stock Unit”), which are outstanding immediately prior to the Effective Time automatically will be converted into and become a right to receive from Parent a restricted stock unit (each, a “Converted Restricted Stock Unit”) restricted as applicable after giving any effect to any terms and conditions resulting from the Transactions, in respect of Parent Common Stock (and cash in lieu of fractional shares) equal to the product of (A) the total number of shares of Company Common Stock subject to such grant of Company Restricted Stock Units at the target level of performance and (B) the Exchange Ratio.

(c) Form S-8. As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering shares of Parent Common Stock subject to issuance upon the exercise of the Converted Options and payment of Converted

Restricted Stock Units in respect of Parent Company Stock issuable in accordance with Section 2.4(b). The Company shall cooperate with, and assist Parent in the preparation of, such registration statement. Parent shall keep such registration statement effective (and maintain the current status of the prospectus required thereby) for so long as any Converted Options or Converted Restricted Stock Units remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that except (i) as set forth in the “Company Disclosure Schedule” (as such term is used in the Merger Agreement), a copy of which has been provided to Parent and Merger Sub, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent) or (ii) as and to the extent set forth in the publicly available reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC on or after January 1, 2011 and before the date hereof, to the extent the relevance of the disclosure is reasonably apparent (excluding any statements made in forward-looking disclosures which are not strictly factual statements, whether or not contained under the heading “forward-looking statements”):

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing, character or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of its certificate of incorporation and bylaws (the “Company Organizational Documents”) and has made available to Parent prior to the date of this Agreement a true and complete copy of the certificate of incorporation and bylaws or other equivalent organizational documents of each of its Subsidiaries, each as amended through the date hereof. Neither the Company nor any Subsidiary of the Company is in material violation of any provision of its certificate of incorporation or bylaws (or equivalent organizational documents).

(b) Section 3.1(b)(i) of the Company Disclosure Schedule sets forth a complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business. Section 3.1(b)(ii) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other person or persons in each such Subsidiary. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable. Except as set forth in Section 3.1(b)(ii) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, in each case free and clear of all Liens, except for Company Permitted Liens. Except as set forth in Section 3.1(b)(iii) of the Company Disclosure Schedule, except for the capital stock and other equity interests of its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies, and there are no Company Joint Ventures.

“Company Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of the Company and in which (i) the Company, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) the Company or a Subsidiary of the Company is a general partner.

(c) As used in this Agreement, a “Company Material Adverse Effect” means (A) an event, change, effect, development, state of facts, condition or occurrence that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or prevents the consummation of the Merger or the ability of the Company to consummate the Transactions, or (B) the occurrence of the event set forth on Section 3.1(c) of the Company Disclosure Schedule; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or there will be, a Company Material Adverse Effect: (i) changes generally affecting the economy, financial or securities markets in the United States or elsewhere in the world, (ii) changes affecting the industry or industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area to the extent such changes do not adversely affect the Company or the Company’s Subsidiaries in a disproportionate manner; (iii) any taking of any action at the written request of Parent or Merger Sub or with the written consent of Parent or Merger Sub, (iv) any adoption, implementation, promulgation, repeal, modification, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional or state Governmental Entity, (v) any changes in GAAP or accounting standards or interpretations thereof, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism, (vii) any decline in the market price, or change in trading volume, of the Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (viii) any change resulting from or arising out of the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, and (ix) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

Section 3.2 Stock.

(a) The authorized stock of the Company consists of 40,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, $0.005 par value per share (the “Company Preferred Stock”). As of the close of business on the business day immediately preceding the date of this Agreement (i) 7,154,941 shares of Company Common Stock were issued and outstanding, (ii) 462,544 shares of Company Common Stock were held in treasury, (iii) 694,740 shares of Company Common Stock were issuable pursuant to Company Stock Plans in respect of Company Stock Options and Company Restricted Stock Units, and (iv) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock and all of the outstanding equity interests of each Company Subsidiary (collectively, the “Company Subsidiaries’ Equity Interests”) are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right and all shares of Company Common Stock reserved for issuance under Company Stock Plans as noted in clause (iii) hereof, when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. No shares of Company Common Stock are held by any Subsidiary of the Company. Except as set forth in this Section 3.2(a), at the close of business on the business day immediately preceding the date of this Agreement, no shares of stock or voting securities of, or other equity interests in, the Company or any of its Subsidiaries were issued, reserved for issuance or outstanding.

(b) Except as set forth in subsection (a) above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance or repurchase of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c) Except for the awards to acquire shares of Company Common Stock under the Company Stock Plans, neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is under any obligation, or is bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or any Company Subsidiaries’ Equity Interests.

(e) The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plans and the forms of award agreements for Company Stock Options or Company Restricted Stock Units (collectively, “Company Equity Awards”). There have been no repricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Equity Awards have been granted in contemplation of the Merger or the transactions contemplated in this Agreement and no Company Equity Awards have been granted since September 30, 2011. None of the Company Stock Options were granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Options.

(f) All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding Company Subsidiaries’ Equity Interests have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in Company Material Contracts applicable to the issuance of Company Common Stock, granting of Company Stock Options, and/or the issuance of equity interests of the Company or any Subsidiary of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the Merger or the consummation of the Transactions. The Board of Directors of the Company at a meeting duly called and held at which all directors of the Company were present has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Transactions, (iii) unanimously resolved, subject to Section 5.3, to recommend that the Company’s stockholders approve this Agreement and the Transactions (the “Company Recommendation”) and (iv) directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders’ Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the DGCL, and (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) such consents as may be required under applicable state securities or “blue sky” Laws and the rules and regulations of NASDAQ (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by, the United States, any state of the United States or any foreign governmental or regulatory agency, commission, court, panel, body, entity or authority (each, a “Governmental Entity”) is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Transactions by the Company, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and, provided the Company Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) except as set forth on Section 3.3(c) of the Company Disclosure Schedule, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, deed of trust, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP as shown on the Company’s most recent audited consolidated balance sheet, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of the Company or any of its Subsidiaries are conducted as of the date hereof (each of the foregoing (A) through (D), a “Company Permitted Lien”), upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or other equivalent organizational document of any Subsidiaries of the Company or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 SEC Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010 (the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. Except as set forth in Section 3.4(a) of the Company Disclosure Schedule, there has been no material correspondence between the SEC and the Company since January 1, 2011, that is not available on the SEC’s Electronic Data Gathering and Retrieval database. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15(e) under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all such required certifications have been made. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(c) The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to the Company), and were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries or affiliates.

Section 3.5 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s most recent unaudited quarterly consolidated balance sheets (or stated in the notes thereto) included in the Company SEC Documents and (b) for liabilities and obligations incurred since June 30, 2011 in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto) other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Absence of Certain Changes or Events. Since December 31, 2010, and except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, (a) the Company and each Subsidiary of the Company has conducted its business in the ordinary course of business consistent with past practice in all material respects, and (b) there has not been a Company Material Adverse Effect. Except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, there has not been any action taken by the Company or any Company Subsidiary from December 31, 2010, through the date of this Agreement, that if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of subparagraphs (A), (B), (C), (D), (F), (H), and (N) of Section 5.1(a)(ii).

Section 3.7 Investigations; Litigation. Except as set forth on Section 3.7 of the Company Disclosure Schedule, (ii) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of the Company, threatened in writing) against, relating to or affecting the Company or any of its Subsidiaries (including against or in respect of any Company Benefit Plan), or any of their respective properties at law or in equity before and (ii) there are no orders, judgments or decrees of, or before, any Governmental Entity except, in the case of clauses (i) through (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or would reasonably be expected to result in damages in excess of $50,000 or material injunctive or other material non-monetary relief.

Section 3.8 Compliance with Law; Permits.

(a) The Company and each of its Subsidiaries are, and since January 1, 2008 have been, in compliance with and not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Within the past three years, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any material contract with any Governmental Entity, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is, and each of its Subsidiaries is, and their respective businesses as currently conducted are, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of Tax or employee benefits matters.

Section 3.9 Tax Matters.

Except as set forth in Section 3.9 of the Company Disclosure Schedule:

(a) The Company and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by the Company or any of its Subsidiaries and all such Tax Returns are true, correct and complete in all material respects, except for such Tax Returns that are not material to the Company and its Subsidiaries. The Company and its Subsidiaries have paid all Taxes shown to be due and payable on such returns.

(b) All material amounts of Taxes that the Company and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax that has not been accrued for in the Company’s or its Subsidiaries’ books and records of account for the period for which such Tax relates nor is there any material Tax deficiency outstanding, proposed, or assessed against the Company or its Subsidiaries, nor has the Company or its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) The Company and its Subsidiaries have not incurred any liability for Taxes since the date of the Company’s most recent audited consolidated balance sheet other than in the ordinary course of business consistent with past practice.

(e) Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that a deficiency, delinquency, claim, audit, suit, proceeding, request for information or investigation is now pending, outstanding or, to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries with respect to Taxes. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. Within the preceding four years, no claim has been made in writing by a Governmental Entity of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, indemnification, sharing or similar agreement (other than an agreement solely among two or more of the Company and its Subsidiaries) or owes any amount under any such agreement or arrangement (excluding customary agreements to indemnify lenders in respect of Taxes and customary indemnity provisions in agreements for the acquisition or divestiture of assets) or (ii) is or could be liable for any Tax of any person (other than the Company and its Subsidiaries) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any similar provision of state, local or foreign Law) by virtue of membership in any affiliated, consolidated, combined or unitary group (other than a group the common parent of which was the Company), or as a transferee or successor, or by contract.

(g) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes any of the Transactions.

(h) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” or “transaction of interest” within the meaning of Section 1.6011-4(b)(2) and (6), respectively, of the Treasury regulations promulgated under the Code.

(i) Neither the Company nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed (except for extensions of time to file Tax Returns other than income Tax Returns or gross receipts Tax Returns, which extensions were obtained in the ordinary course),

(ii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iii) has proposed to enter into an agreement relating to Taxes with a Governmental Entity, which proposal is pending or (iv) has, since December 31, 2007, been issued any private letter ruling, technical advice memorandum or other similar agreement or ruling from a Governmental Entity with respect to Taxes.

(j) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem, value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, and (ii) “Tax Return” means any return, report or similar filing (including any elections, notifications, declarations, schedules or attachments thereto, and any amendment thereof) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule lists all material compensation or employee benefit plans, programs, policies, agreements, arrangements, or other “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as all other arrangements not subject to ERISA, providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries or are for the benefit of current or former employees or directors of the Company, its Subsidiaries or any other entity which would be aggregated with the Company and treated as the same employer under Code Section 414(b) or (c) (an “ERISA Affiliate”) (the “Company Benefit Plans”) or under which the Company, any of its Subsidiaries any ERISA Affiliate may have liability.

(b) Each Company Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification or, if no such determination has been made, an application for such determination is pending with the Internal Revenue Service and, to the Company’s knowledge, no event has occurred that would reasonably be expected to result in the disqualification of such Company Benefit Plan.

(c) No Employee Plan constitutes (i) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan,” as defined in Section 3(35), (iii) any other plan subject to Title IV of ERISA. No liability under Title IV of ERISA has been incurred by the Company or any its Subsidiaries that has not been satisfied in full when due, and, to the knowledge of the Company, other than routine claims for benefits, no condition exists that could reasonably be expected to result in a material liability to the Company or its Subsidiaries under Title IV of ERISA. Full payment has been made of all amounts which the Company or any ERISA Affiliate is required to have paid as contributions to or benefits under any Company Benefit Plan as of the end of the most recent plan year thereof and there are no unfunded obligations under any Company Benefit Plan that have not been disclosed in writing prior to the Closing. All contributions and contribution obligations have been reflected on the most recent financial statements of the Company.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, the consummation of the Transactions will not (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance, retention or change in control pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee, consultant, officer or director.

(e) There are no material pending or, to the Company’s knowledge, threatened claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Company Benefit Plans or otherwise involving any Company Benefit Plan.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of (a) any “excess parachute payments” within the meaning of Section 280G of the Code, or (b) any amount that will not be fully deductible as a result of Section 162(m) (or any corresponding provision of state, local or foreign tax law).

(g) Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of the Company or its Subsidiaries or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(h) Except as required by Section 4908B of the Code and Title I, Part 6 of ERISA, there is no liability in respect of or any obligation to provide post-retirement health and medical benefits for retired or former employees of the Company. After the performance of any or all transactions contemplated by this Agreement, the Parent shall be responsible for providing continuation coverage required under Section 4980B of the Code and Title I, Part 6 of ERISA to all former employees of the Company and the Parent who terminated employment on or before such date and to all persons who are considered “M&A qualified beneficiaries” as defined under Treas. Reg. Section 54.4980B-9 in connection with this transaction.

(i) Neither the Company nor any ERISA Affiliate has, since October 3, 2004, (i) granted to any Person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)), which interest has been or, upon lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Code Section 409A(a)(1)(B) or (b)(4)(A), or (ii) modified the terms of any nonqualified deferred compensation plan in a manner that would cause an interest previously granted under such plan to become subject to the taxes imposed by Code Section 409A. Further, no Person had a legally binding right to an amount under a nonqualified deferred compensation plan of the Company or any ERISA Affiliate prior to January 1, 2005 that is subject to a substantial risk of forfeiture or a requirement to perform future services after December 31, 2004, which would subject such Person to the taxes imposed by Code Section 409A.

Section 3.11 Employment and Labor Matters.

(a) As of the date of this Agreement: (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any labor union, labor organization, employee association, or works council (each, a “Union”) applicable to employees of the Company or any of its Subsidiaries (“Company Employees”), (ii) none of the Company Employees is represented by any Union with respect to his or her employment with the Company or any of its Subsidiaries, (iii) to the Company’s knowledge, within the past three years, no Union has attempted to organize employees at the Company or any of its Subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Company Employees, (iv) within the past three years, there have been no actual or, to the Company’s knowledge, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees, causing significant disruption to the operations of a Company facility or (C) other form of Union disruption at the Company or any of its Subsidiaries and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) To the knowledge of the Company, in the past three years, (i) no Governmental Entity has threatened or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings or other proceeding(s) or investigation(s) with respect to the Company or its Subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment and (ii) no Governmental Entity has issued or, to the Company’s knowledge, threatened to issue any significant citation, order, judgment, fine or decree against the Company or any of its Subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

(d) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or violation of, or cause any payment to be made under, any collective bargaining agreement, employment agreement, consulting agreement or any other employment-related agreement to which the Company or any of its Subsidiaries is a party.

Section 3.12 Environmental Laws and Regulations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) there is no pending or, to the knowledge of the Company, threatened in writing, claim, lawsuit, investigation or administrative proceeding against the Company or any of its Subsidiaries, under or pursuant to any Environmental Law, and neither the Company nor any of its Subsidiaries has received written notice from any person, including any Governmental Entity, (1) alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved or (2) requesting information with respect to matters that could result in a claim of liability pursuant to applicable Environmental Law;

(ii) the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and with all permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii) the Company and its Subsidiaries have all permits, licenses and approvals required for the operation of the businesses and the operation of their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the knowledge of the Company, there is no actual or alleged proceeding to revoke, modify or terminate such permits, licenses and approvals;

(iv) to the knowledge of the Company, there has been no release of Hazardous Materials at any real property currently or formerly owned, leased or operated by the Company or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Laws or (B) would require reporting, investigation, remediation or other corrective or response action by the Company or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation or other corrective or responsive action by the Company or any Subsidiary; and

(v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the knowledge of the Company, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person.

(b) As used in this Agreement:

(i) “Environment” means the indoor and outdoor environment, including any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, building, surface, plant or animal life and natural resources.

(ii) “Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to: (A) the protection of the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment; (B) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (C) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (D) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, product or by-product thereof), petroleum, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

Section 3.13 Real Property.

(a) The Company and its Subsidiaries do not own any real property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease and sublease (collectively, the “Company Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of its Subsidiaries are conducted as of the date hereof, is valid, binding and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to materially and adversely affect the existing use of the Company Leased Real Property by the Company in the operation of its business in the ordinary course thereon and (iii) the Company has not received written notice of any uncured default of a material nature on the part of the Company and, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, with respect to any Company Real Property Lease, and to the knowledge of the Company no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens, except for Company Permitted Liens and conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not materially and adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business in the ordinary course (“Permitted Encumbrances”). As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and, to the knowledge of the

Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens, other than Company Permitted Liens.

Section 3.15 Insurance. Except for failures to maintain insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries, and

(b) each of the insurance policies of the Company and the Company Subsidiaries (the “Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such insurance policies.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all Company Intellectual Property Rights that are the subject of any issuance, registration, certificate, application or other filing by, to, or with any Governmental Authority or authorized private registrar, including registered trademarks, registered copyrights, issued patents, domain name registrations, and pending applications for any of the following, and any material unregistered Company Intellectual Property Rights.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations therefor, trade secrets, know-how and computer software (collectively, “Intellectual Property Rights”) used in connection with and reasonably necessary for the business of the Company and its Subsidiaries as currently conducted. To the knowledge of the Company, since December 31, 2009, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Material Contracts. Except as set forth in Section 3.17 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area that it currently engages in or that contains exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of the Company or any of its Subsidiaries to pay dividends or make distributions to its stockholders or (iv) provides for the operation or management of any operating assets of the Company or its Subsidiaries by any person other than the Company or its Subsidiaries. Each Contract of the type described in this Section 3.17, whether or not set forth on Section 3.17) of the Company Disclosure Schedule is referred to herein as a “Company Material Contract.” Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary party thereto enforceable against the Company or its Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, is in full force and effect, and each of the Company and each of its Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of written notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect. “Contract” or “contract” means any written agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

Section 3.18 Affiliate Transactions. To the knowledge of the Company, since December 31, 2010, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act that have not been otherwise disclosed in the Company SEC Documents publicly filed prior to the date hereof.

Section 3.19 Required Vote of the Company Stockholders. The vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement and the Transactions, including the Merger, at the Company Stockholders’ Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement and the approval of the Transactions, including the Merger (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock or other securities of the Company or any of its Subsidiaries that is required to adopt this Agreement and approve the Transactions, including the Merger.

Section 3.20 Antitakeover Statutes; Rights Plan. No Takeover Laws are applicable to the Merger, this Agreement or any of the Transactions. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Transactions, including the Merger.

Section 3.21 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of America’s Growth Capital (“AGC”), dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair to the holders of Company Common Stock (other than Parent and its affiliates) from a financial point of view. The Company shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent for informational purposes.

Section 3.22 Finders or Brokers. Except for AGC, (the fees and expenses of which will, prior to the Closing, be the responsibility of the Company), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions. The Company has furnished to Parent accurate and complete copies of its agreements with AGC.

Section 3.23 No Additional Representations.

(a) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither the Parent nor Merger Sub has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Parent or Merger Sub furnished or made available to the Company or any of its affiliates, officers, directors, employees or Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Parent and its Subsidiaries or (b) the future business and operations of the Parent and its Subsidiaries, in each case except as expressly set forth in this Agreement.

(b) The Company acknowledges and agrees that it (i) has had the opportunity to meet with the management of Parent and to discuss the business, assets and liabilities of the Parent and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of Parent, and (iii) has conducted its own independent investigation of the Parent and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

Section 3.24 Ownership of Parent Common Stock. As of the date hereof, the Company does not (i) either individually or part of a group beneficially own (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that except (i) as set forth in the “Parent Disclosure Schedule” (as such term is used in the Merger Agreement), a copy of which has been provided to the Company, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent) or (ii) as and to the extent set forth in the publicly available reports, schedules, forms, statements and other documents filed by the Parent with, or furnished by the Parent to, the SEC on or after January 1, 2011 and before the date hereof, to the extent the relevance of the disclosure is reasonably apparent (excluding any statements made in forward-looking disclosures which are not strictly factual statements, whether or not contained under the heading “forward-looking statements”):

Section 4.1 Qualification; Organization, Subsidiaries, etc.

(a) Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing, character or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the date of this Agreement a true and complete copy of its certificate of incorporation and bylaws (the “Parent Organizational Documents”) and has made available to the Company prior to the date of this Agreement a true and complete copy of the certificate of incorporation and bylaws or other equivalent organizational documents of each of its Subsidiaries, each as amended through the date hereof. Neither the Parent nor any Subsidiary of the Parent is in material violation of any provision of its certificate of incorporation or bylaws (or equivalent organizational documents).

(b) Section 4.1(b)(i) of the Parent Disclosure Schedule sets forth a complete list, as of the date hereof, of each Subsidiary of the Parent and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business. Section 4.1(b)(ii) of the Parent Disclosure Schedule sets forth each of the Parent’s Subsidiaries and the ownership interest of the Parent in each such Subsidiary, as well as the ownership interest of any other person or persons in each such Subsidiary. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Parent have been validly issued and are fully paid and nonassessable. Except as set forth in Section 4.1(b)(ii) of the Parent Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Parent are owned by Parent, by one or more Subsidiaries of Parent or by Parent and one or more Subsidiaries of Parent, in each case free and clear of all Liens, except for Parent Permitted Liens. Except as set forth in Section 4.1(b)(iii) of the Parent Disclosure Schedule, except for the capital stock and other equity interests of its Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies, and there are no Parent Joint Ventures. “Parent Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of Parent and in which (i) Parent, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) Parent or a Subsidiary of Parent is a general partner.

(c) As used in this Agreement, a “Parent Material Adverse Effect” means (A) an event, change, effect, development, state of facts, condition or occurrence that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of Parent and its Subsidiaries, taken as a whole, or prevents the consummation of the Merger or the ability of Parent to consummate the Transactions, or (B) the occurrence of the event set forth on Section 4.1(c) of the Parent Disclosure Schedule; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or there will be, a Parent Material Adverse Effect: (i) changes generally affecting the economy, financial or securities markets in the United States or elsewhere in the world, (ii) changes affecting the industry or industries in which Parent or its Subsidiaries operate generally or in any specific jurisdiction or geographical area to the extent such changes do not adversely affect Parent or Parent’s Subsidiaries in a disproportionate manner; (iii) any taking of any action at the written request of the Company or with the written consent of the Company, (iv) any adoption, implementation, promulgation, repeal, modification, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional or state Governmental Entity, (v) any changes in GAAP or accounting standards or interpretations thereof, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism, (vii) any decline in the market price, or change in trading volume, of Parent Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (viii) any change resulting from or arising out of the identity of, or any facts or circumstances relating to, the Company or its Subsidiaries, (ix) any failure by Parent to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

Section 4.2 Stock

(a) The authorized stock of Parent consists of 20,000,000 shares of Parent Common Stock and 500,000 shares of preferred stock, $0.001 par value per share (the “Parent Preferred Stock”). As of the close of business on the business day immediately preceding the date of this Agreement (i) 10,035,791 shares of Parent Common Stock were issued and outstanding, (ii) 551,696 shares of Parent Common Stock were held in treasury, (iii) 1,584,473 shares of Parent Common Stock were issuable pursuant to Parent Stock Plans in respect of Parent Stock Options and Parent Restricted Stock Units, (iv) 916,597 shares of Parent Common Stock were reserved for issuance upon the exercise of warrants issued by Parent to purchase shares of Parent Common Stock (each, a “Parent Warrant” and, collectively, the “Parent Warrants”), and (v) no shares of Parent Preferred Stock were issued and outstanding. All outstanding shares of Parent Common Stock and all of the outstanding equity interests of each Parent Subsidiary (collectively, the “Parent Subsidiaries’ Equity Interests”) are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right and all shares of Parent Common Stock reserved for issuance under Parent Stock Plans and upon exercise of the Parent Warrants as noted in clauses (iii) and (iv) hereof, when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. No shares of Parent Common Stock are held by any Subsidiary of the Parent. Except as set forth in this Section 4.2(a), at the close of business on the business day immediately preceding the date of this Agreement, no shares of stock or voting securities of, or other equity interests in, Parent or any of its Subsidiaries were issued, reserved for issuance or outstanding.

(b) Except as set forth in subsection (a) above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance or repurchase of capital stock or other equity interests to which Parent or any of its Subsidiaries is a party, or by which any of them is bound, obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of Parent or any Subsidiary of the Parent or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c) Except for the awards to acquire shares of Parent Common Stock under the Parent Stock Plans and upon exercise of the Parent Warrants, neither Parent nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is under any obligation, or is bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or any Parent Subsidiaries’ Equity Interests.

(e) Parent has delivered or made available to Parent an accurate and complete copy of the Parent Stock Plans and the forms of award agreements for Parent Stock Options or Parent Restricted Stock Units

(collectively, “Parent Equity Awards”). There have been no repricings of any Parent Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Parent Equity Awards have been granted in contemplation of the Merger or the transactions contemplated in this Agreement and, except as set forth in Section 4.2(e) of the Parent Disclosure Schedule, no Parent Equity Awards have been granted since July 1, 2011. None of the Parent Stock Options were granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Parent Equity Awards were validly made and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of Parent in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Parent Stock Options.

(f) All outstanding shares of Parent Common Stock, all outstanding Parent Stock Options, all Parent Warrants, and all outstanding Parent Subsidiaries’ Equity Interests have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in Parent Material Contracts applicable to the issuance of Parent Common Stock, granting of Parent Stock Options, and/or the issuance of equity interests of the Parent or any Subsidiary of Parent.

(g) Section 4.2(g) of the Parent Disclosure Schedule sets forth a true, complete and correct list as of the execution date of each Parent Warrant then outstanding, the number of shares of Parent Common Stock subject to such Parent Warrant and the exercise or purchase price (if any) and the expiration date thereof.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of the Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Boards of Directors of the Parent and Merger Sub, by Parent, as the sole stockholder of Merger Sub, and, except for the Parent Stockholder Approval, no other corporate proceedings on the part of the Parent are necessary to authorize the Merger or the consummation of the Transactions. The Board of Directors of Parent at a meeting duly called and held at which all directors of Parent were present has (i) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) approved this Agreement and the Transactions, (iii) unanimously resolved, subject to Section 5.3, to recommend that the Parent’s stockholders approve the Transactions, including the Merger (the “Parent Recommendation”) and (iv) directed that such matter be submitted for consideration of the stockholders of Parent at the Parent Stockholders’ Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the Nevada Revised Statutes, and (ii) the Exchange Act, and (iii) such consents as may be required under applicable state securities or “blue sky” Laws and the rules and regulations of the NYSE Amex (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by the Parent and Merger Sub of their respective obligations hereunder or the consummation of the Transactions by Parent and Merger Sub, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and, provided the Parent Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) except as set forth on Section 4.3(c) on the Parent Disclosure Schedule, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, deed of trust, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or Merger Sub or any of their respective Subsidiaries or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP as shown on Parent’s most recent audited consolidated balance sheet, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of Parent or any of its Subsidiaries are conducted as of the date hereof (each of the foregoing (A) through (D), a “Parent Permitted Lien”), upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or other equivalent organizational document of any Subsidiaries of Parent or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 SEC Reports and Financial Statements

(a) The Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2010 (the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. There has been no material correspondence between the SEC and Parent since December 17, 2009, that is not available on the SEC’s Electronic Data Gathering and Retrieval database. As of the date of this Agreement, none of Parent’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15(e) under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, and all such required certifications have been made. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended

December 31, 2010, and such assessment concluded that such controls were effective. Neither Parent nor, to the knowledge of Parent, Parent’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent’s internal controls and procedures which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(c) The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to Parent), and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries or affiliates.

Section 4.5 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s most recent unaudited quarterly consolidated balance sheets (or stated in the notes thereto) included in the Parent SEC Documents and (b) for liabilities and obligations incurred since June 30, 2011 in the ordinary course of business consistent with past practice, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto) other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2010, and except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, (a) Parent and each Subsidiary of Parent has conducted its business in the ordinary course of business consistent with past practice in all material respects, and (b) there has not been a Parent Material Adverse Effect. Except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, there has not been any action taken by Parent or any Parent Subsidiary from December 31, 2010, through the date of this Agreement, that if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of subparagraphs (A), (B), (C), (D), (F), (H), and (N) of Section 5.1(b)(ii).

Section 4.7 Investigations; Litigation. Except as set forth on Section 4.7 of the Parent Disclosure Schedule, (ii) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of Parent, threatened in writing) against, relating to or affecting Parent or any of its Subsidiaries (including against or in respect of any Parent Benefit Plan), or any of their respective properties at law or in equity before and (ii) there are no orders, judgments or decrees of, or before, any Governmental Entity except, in the case of clauses (i) through (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or would reasonably be expected to result in damages in excess of $50,000 or material injunctive or other material non-monetary relief.

Section 4.8 Compliance with Law; Permits.

(a) Parent and each of its Subsidiaries are, and since January 1, 2008 have been, in compliance with and not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Within the past three years, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any material contract with any Governmental Entity, necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, and their respective businesses as currently conducted are, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 4.8, no representation or warranty shall be deemed to be made in this Section 4.8 in respect of Tax or employee benefits matters.

Section 4.9 Tax Matters.

Except as set forth in Section 4.9 of Parent Disclosure Schedule:

(a) Parent and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time within which to file) all material Tax Returns required to have been filed by Parent or any of its Subsidiaries and all such Tax Returns are true, correct and complete in all material respects, except for such Tax Returns that are not material to Parent and its Subsidiaries. Parent and its Subsidiaries have paid all Taxes shown to be due and payable on such returns.

(b) All material amounts of Taxes that Parent and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Neither the Parent nor any of its Subsidiaries has been delinquent in the payment of any material Tax that has not been accrued for in Parent’s or its Subsidiaries’ books and records of account for the period for which such Tax relates nor is there any material Tax deficiency outstanding, proposed, or assessed against Parent or its Subsidiaries, nor has Parent or its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) Parent and its Subsidiaries have not incurred any liability for Taxes since the date of Parent’s most recent audited consolidated balance sheet other than in the ordinary course of business consistent with past practice.

(e) Neither Parent nor any of its Subsidiaries has received written notice from any Governmental Entity that a deficiency, delinquency, claim, audit, suit, proceeding, request for information or investigation is now pending, outstanding or, to the knowledge of Parent, threatened against or with respect to Parent or any of its Subsidiaries with respect to Taxes. There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Company Permitted Liens. Within the preceding four years, no claim has been made in writing by a Governmental Entity of a jurisdiction where Parent or one of its Subsidiaries has not filed Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(f) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, indemnification, sharing or similar agreement (other than an agreement solely among two or more of Parent and its Subsidiaries) or owes any amount under any such agreement or arrangement (excluding customary agreements to indemnify lenders in respect of Taxes and customary indemnity provisions in agreements for the acquisition or divestiture of assets) or (ii) is or could be liable for any Tax of any person (other than Parent and its Subsidiaries) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any similar provision of state, local or foreign Law) by virtue of membership in any affiliated, consolidated, combined or unitary group (other than a group the common parent of which was Parent), or as a transferee or successor, or by contract.

(g) Neither Parent nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes any of the Transactions.

(h) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” or “transaction of interest” within the meaning of Section 1.6011-4(b)(2) and (6), respectively, of the Treasury regulations promulgated under the Code.

(i) Neither Parent nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed (except for extensions of time to file Tax Returns other than income Tax Returns or gross receipts Tax Returns, which extensions were obtained in the ordinary course), (ii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iii) has proposed to enter into an agreement relating to Taxes with a Governmental Entity, which proposal is pending or (iv) has, since December 31, 2007, been issued any private letter ruling, technical advice memorandum or other similar agreement or ruling from a Governmental Entity with respect to Taxes.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule lists all material compensation or employee benefit plans, programs, policies, agreements, arrangements, or other “employee benefit plans” (within the meaning of Section 3(3) of ERISA as well as all other arrangements not subject to ERISA, providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by Parent or any of its Subsidiaries or are for the benefit of current or former employees or directors of Parent, its Subsidiaries or any ERISA Affiliate (the “Parent Benefit Plans”) or under which Parent, any of its Subsidiaries any ERISA Affiliate may have liability.

(b) Each Parent Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification or, if no such determination has been made, an application for such determination is pending with the Internal Revenue Service and, to Parent’s knowledge, no event has occurred that would reasonably be expected to result in the disqualification of such Parent Benefit Plan.

(c) No Employee Plan constitutes (i) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan,” as defined in Section 3(35), or (iii) any other plan subject to Title IV of ERISA. No liability under Title IV of ERISA has been incurred by Parent or any its Subsidiaries that has not been satisfied in full when due, and, to the knowledge of Parent, other than routine claims for benefits, no condition exists that could reasonably be expected to result in a material liability to Parent or its Subsidiaries under Title IV of ERISA. Full payment has been made of all amounts which Parent or any ERISA Affiliate is required to have paid as contributions to or benefits under any Parent Benefit Plan as of the end of the most recent plan year thereof and there are no unfunded obligations under any Parent Benefit Plan that have not been disclosed in writing prior to the Closing. All contributions and contribution obligations have been reflected on the most recent financial statements of Parent.

(d) Except as set forth in Section 4.10(d) of the Parent Disclosure Schedule, the consummation of the Transactions will not (i) entitle any current or former employee, consultant, officer or director of Parent or any of its Subsidiaries to severance, retention or change in control pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee, consultant, officer or director.

(e) There are no material pending or, to Parent’s knowledge, threatened claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Parent Benefit Plans or otherwise involving any Parent Benefit Plan.

(f) Except as set forth in Section 4.10(f) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of (a) any “excess parachute payments” within the meaning of Section 280G of the Code, or (b) any amount that will not be fully deductible as a result of Section 162(m) (or any corresponding provision of state, local or foreign tax law).

(g) Except as set forth in Section 4.10(g) of the Parent Disclosure Schedule, no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Parent or its Subsidiaries or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(h) Except as required by Section 4908B of the Code and Title I, Part 6 of ERISA, there is no liability in respect of or any obligation to provide post-retirement health and medical benefits for retired or former employees of Parent. After the performance of any or all transactions contemplated by this Agreement, the Parent shall be responsible for providing continuation coverage required under Section 4980B of the Code and Title I, Part 6 of ERISA to all former employees of Parent and the Parent who terminated employment on or before such date and to all persons who are considered “M&A qualified beneficiaries” as defined under Treas. Reg. Section 54.4980B-9 in connection with this transaction.

(i) Neither Parent nor any ERISA Affiliate has, since October 3, 2004, (i) granted to any Person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)), which interest has been or, upon lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Code Section 409A(a)(1)(B) or (b)(4)(A), or (ii) modified the terms of any nonqualified deferred compensation plan in a manner that would cause an interest previously granted under such plan to become subject to the taxes imposed by Code Section 409A. Further, no Person had a legally binding right to an amount under a nonqualified deferred compensation plan of Parent or any ERISA Affiliate prior to January 1, 2005 that is subject to a substantial risk of forfeiture or a requirement to perform future services after December 31, 2004, which would subject such Person to the taxes imposed by Code Section 409A.

Section 4.11 Employment and Labor Matters.

(a) As of the date of this Agreement: (i) neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any Union applicable to employees of Parent or any of its Subsidiaries (“Parent Employees”), (ii) none of Parent Employees is represented by any Union with respect to his or her employment with Parent or any of its Subsidiaries, (iii) to Parent’s knowledge, within the past three years, no Union has attempted to organize employees at Parent or any of its Subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Parent Employees, (iv) within the past three years, there have been no actual or, to Parent’s knowledge, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by

Parent Employees, causing significant disruption to the operations of a Parent facility or (C) other form of Union disruption at Parent or any of its Subsidiaries and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent Employees.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither Parent nor any of its Subsidiaries has any liabilities under the WARN Act or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) To the knowledge of Parent, in the past three years, (i) no Governmental Entity has threatened or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings or other proceeding(s) or investigation(s) with respect to Parent or its Subsidiaries arising out of, in connection with, or otherwise relating to any Parent Employees or any Laws governing labor or employment and (ii) no Governmental Entity has issued or, to Parent’s knowledge, threatened to issue any significant citation, order, judgment, fine or decree against Parent or any of its Subsidiaries with respect to any Parent Employees or any Laws governing labor or employment.

(d) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or violation of, or cause any payment to be made under, any collective bargaining agreement, employment agreement, consulting agreement or any other employment-related agreement to which Parent or any of its Subsidiaries is a party.

Section 4.12 Environmental Laws and Regulation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) there is no pending or, to the knowledge of Parent, threatened in writing, claim, lawsuit, investigation or administrative proceeding against Parent or any of its Subsidiaries, under or pursuant to any Environmental Law, and neither Parent nor any of its Subsidiaries has received written notice from any person, including any Governmental Entity, (1) alleging that Parent has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved or (2) requesting information with respect to matters that could result in a claim of liability pursuant to applicable Environmental Law;

(b) Parent and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and with all permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(c) Parent and its Subsidiaries have all permits, licenses and approvals required for the operation of the businesses and the operation of their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the knowledge of Parent, there is no actual or alleged proceeding to revoke, modify or terminate such permits, licenses and approvals;

(d) to the knowledge of Parent, there has been no release of Hazardous Materials at any real property currently or formerly owned, leased or operated by Parent or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Laws or (B) would require reporting, investigation, remediation or other corrective or response action by Parent or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation or other corrective or responsive action by Parent or any Subsidiary; and

(e) Parent is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the knowledge of Parent, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person.

Section 4.13 Real Property.

(a) Parent and its Subsidiaries do not own any real property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease and sublease (collectively, the “Parent Real Property Leases”) under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Parent Leased Real Property”) at which the material operations of Parent or any of its Subsidiaries are conducted as of the date hereof, is valid, binding and in full force and effect, (ii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Leased Real Property that would reasonably be expected to materially and adversely affect the existing use of Parent Leased Real Property by Parent in the operation of its business in the ordinary course thereon and (iii) Parent has not received written notice of any uncured default of a material nature on the part of Parent and, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, with respect to any Parent Real Property Lease, and to the knowledge of Parent no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of Parent Real Property Leases, in each parcel of Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens and Permitted Encumbrances. As of the date hereof, neither Parent nor any of its Subsidiaries has received written notice of any pending, and, to the knowledge of Parent, there is no threatened, condemnation proceeding with respect to any Parent Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens, other than Parent Permitted Liens.

Section 4.15 Insurance. Except for failures to maintain insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of Parent and Parent Subsidiaries, and

(b) each of the insurance policies of Parent and Parent Subsidiaries (the “Parent Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and Parent and Parent Subsidiaries are in compliance in all material respects with the terms and conditions of such insurance policies.

Section 4.16 Intellectual Property

(a) Section 4.16(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date hereof, of all Parent Intellectual Property Rights that are the subject of any issuance, registration, certificate, application or other filing by, to, or with any Governmental Authority or authorized private registrar, including registered trademarks, registered copyrights, issued patents, domain name registrations, and pending applications for any of the following, and any material unregistered Intellectual Property Rights.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of Parent and its Subsidiaries as currently conducted. To the knowledge of Parent, since December 31, 2009, neither Parent nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to Parent or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.17 Material Contracts. Except as set forth in Section 4.17 of Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area that it currently engages in or that contains exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of Parent or any of its Subsidiaries to pay dividends or make distributions to its stockholders or (iv) provides for the operation or management of any operating assets of Parent or its Subsidiaries by any person other than Parent or its Subsidiaries. Each Contract of the type described in this Section 4.17, whether or not set forth on Section 4.17 of the Parent Disclosure Schedule is referred to herein as a “Parent Material Contract.” Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary party thereto enforceable against Parent or its Subsidiary party thereto and, to the knowledge of Parent, each other party thereto, in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, is in full force and effect, and each of Parent and each of its Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party to each Parent Material Contract has performed in all material respects all obligations required to be performed by it under such Parent Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of written notice would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect.

Section 4.18 Affiliate Transactions. To the knowledge of Parent, since December 30, 2010, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act that have not been otherwise disclosed in the Parent SEC Documents publicly filed prior to the date hereof.

Section 4.19 Required Vote of Parent Stockholders. The vote (in person or by proxy) of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on this Agreement and the Transactions, including the Merger, at the Parent Stockholders’ Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement and the approval of the Transactions, including the Merger (the “Parent Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock or other securities of Parent or any of its Subsidiaries that is required to adopt this Agreement and approve the Transactions, including the Merger.

Section 4.20 Antitakeover Statutes; Rights Plan. No Takeover Laws are applicable to the Merger, this Agreement or any of the Transactions.

Section 4.21 Finders or Brokers. Except for Craig-Hallum Capital Group LLC (“Craig-Hallum”) (the fees and expenses of which will, prior to the Closing, be the responsibility of Parent), neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions. Parent has furnished to the Company accurate and complete copies of its agreements with Craig-Hallum.

Section 4.22 Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion Craig-Hallum, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair to Parent. Parent shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to the Company for informational purposes.

Section 4.23 Ownership of Company Common Stock. As of the date hereof, neither the Parent nor the Merger Sub (i) either individually or part of a group beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company.

Section 4.24 No Additional Representations.

(a) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective affiliates, officers, directors, employees or Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, in each case except as expressly set forth in this Agreement.

(b) Parent and Merger Sub each acknowledge and agree that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (iii) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

Section 4.25 Ownership and Operations of Merger Sub. Parent owns, and at the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Merger Sub either directly or indirectly through one or more of its wholly-owned Subsidiaries. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.26 Stockholder Rights Plan. The Board of Directors, at a meeting duly called and held, pursuant to the authority granted it under the terms of the Rights Agreement, dated February 14, 2008, between the Company and Colonial Stock Transfer Company, Inc., as Rights Agent, (the “Rights Plan”), (i) determined that no “Stock Acquisition Date” (as that term is defined in the Rights Plan) had occurred, and (ii) approved an amendment to the Rights Plan that provided that the Merger and the acquisition by the Company Stockholders of the Merger Consideration pursuant to the Merger are excluded from the Rights Plan. Without limiting the generality of the foregoing, Parent has taken all necessary action so that (x) neither the execution and delivery of this Agreement nor consummation of the Merger or the other transactions contemplated thereby will (i) cause the rights granted under the Rights Plan to become exercisable, (ii) cause the Company, any affiliate of the Company, or any Company Stockholder to become an “Acquiring Person” (as defined in the Rights Plan) or (iii) give rise to a “Distribution Date” (as defined in the Rights Plan) or other triggering event under the Rights Plan (y) the rights granted under the Rights Plan shall terminate not later than immediately prior to the Effective Time.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory agency or commission applicable to the Company, (ii) as may be agreed to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule:

(i) Ordinary Course. The Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to preserve intact their present business organizations, to keep available the services of their key officers and employees, to preserve their assets and properties, to preserve their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws, orders and permits of all Governmental Entities applicable to them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(a)(ii) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(ii) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(A)	Governing Documents. The Company and its Subsidiaries shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B)	Dividends. The Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except the declaration and payment of dividends from a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company;

(C)	Changes in Stock. The Company shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify, issue or authorize any securities, in lieu or substitution of, or take similar actions with respect to any of its capital stock, except for any such transaction in the ordinary course by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction and that does not adversely affect the Company;

(D)	Fundamental Changes. Except as set forth in Section 5.1(a)(ii)(D) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructurings or reorganizations among the Company’s wholly-owned Subsidiaries in the ordinary course and that do not adversely affect the Company and other than any such transaction that is expressly permitted under Section 5.3 of this Agreement to the extent that the Company is in compliance with all provisions of Section 5.3;

(E)	Repayment of Indebtedness. Except for transactions between (x) the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of the Company or any of its Subsidiaries, other than (x) at or within 120 days of stated maturity, (y) any required amortization payments and mandatory prepayments and (z) indebtedness for borrowed money arising under the agreements disclosed in Section 5.1(a)(ii)(E) of the Company Disclosure Schedule;

(F)	Acquisitions. Except as made in connection with any transaction solely between (x) the Company and a wholly-owned Subsidiary of the Company or (y) between wholly-owned Subsidiaries of the Company, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets for consideration valued in excess of $100,000 individually or $500,000 in the aggregate;

(G)	Capital Expenditures. Except (A) capital expenditures made in accordance with the Company’s ordinary course of business and consistent with past practices or (B) capital expenditures (1) required by Law or Governmental Entities, or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), the Company shall not, and shall not permit any of its Subsidiaries to make any capital expenditure;

(H)	Dispositions. Except (A) dispositions among the Company and its wholly-owned Subsidiaries, (B) dispositions among the Company’s wholly-owned Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, including allowing ceasing use of, abandoning, or allowing to lapse any Intellectual Property Rights owned or used by the Company or its Subsidiaries, in each case in the ordinary course of business consistent with past practice, (D) dispositions in amounts less than $100,000 individually or $500,000 in the aggregate, and (E) pledges and mortgages of property acquired by the Company as required pursuant to Company debt instruments, the Company shall not, and shall not permit any of its Subsidiaries to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any person, facilities or other assets;

(I)

Compensation Matters. Except as required by the terms of a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule as of the date of this Agreement, by applicable Law, or as contemplated by Section 5.1(a)(ii)(I) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries, (x) except in the ordinary course of business consistent with past practice, to (A) increase the compensation or other benefits (including equity-based awards) payable or provided to the Company’s directors, executive officers, managers or employees, (B) enter into or amend any employment, change of control, severance or retention agreement with any current or future employee of the Company, or (C) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above or (y) enter into, accelerate any rights or benefits under, amend or renew any agreements with labor unions, including any pamphlets or collective bargaining agreements without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed);

(J)	Employee Headcount. The Company shall not, and shall not permit any of its Subsidiaries to, (A) increase its employee headcount in the aggregate by more than ten percent (10%) of the headcount projected in the Company’s budget as previously provided to Parent, or (B) reduce the number of employees in a manner which would implicate the WARN Act or any state or local Laws requiring notice with respect to layoffs or terminations;

(K)	Capital Stock of the Company. Except for transactions (x) among the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement, as required by the terms of any Company Benefit Plan, or the express terms of any unexercisable or unexercised equity awards outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Restricted Stock Units outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(a)(ii), (B) the sale of shares of Company Common Stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Company Common Stock, to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, and (C) the grant of equity compensation awards in the ordinary course of business in accordance with the Company’s customary compensation practices; provided that any such awards granted after the date hereof shall be granted on terms pursuant to which such awards shall not vest or accelerate as a result of the Merger or the occurrence of the Closing;

(L)	Redemptions or Repurchases of Subsidiaries’ Stock. Except for transactions (x) among the Company and its wholly-owned (directly or indirectly) Subsidiaries or (y) among the Company’s wholly-owned (directly or indirectly) Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights or options to acquire any such shares, other than pursuant to the terms of the Company Benefits Plan or the express terms of an equity award;

(M)

Incurrence of Indebtedness. Except as set forth in Section 5.1(a)(ii)(M) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreement) or issue or sell any debt securities, other than (1) in the ordinary course of business consistent with past practice on terms that allow for prepayment at any time without penalty or (2) in connection with a refinancing of existing indebtedness as contemplated by the financial budgets of the Company previously provided to Parent,

(N)	Changes in Accounting Methods. The Company shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(O)	Tax Matters. Except as set forth in Section 5.1(a)(ii)(O) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries, to (A) initiate, settle or compromise any claim, action or proceeding relating to a material amount of Taxes, (B) make, change or revoke any material Tax election, (C) change any method of Tax accounting that is not required by GAAP, (D) file any material amended Tax Return or claim for refund of a material amount of Taxes, (E) enter into any closing agreement affecting any material Tax liability or refund of a material amount of Taxes or (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Taxes, provided, however, that the Company shall use reasonable efforts to consult with Parent in advance of any action under clause (A) above (determined without regard to materiality) and any other material Tax action under this Section 5.1(a)(ii)(O);

(P)	Legal Proceedings. The Company shall not, and shall not permit any of its Subsidiaries to, pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $250,000 in the aggregate in any consecutive 12-month period, (B) that have become due and payable prior to the date hereof or (C) that are reflected or reserved against in, or contemplated by, the most recent financial statements of the Company (in amounts not in excess of the amounts so reflected, reserved or contemplated) (provided, that the exceptions set forth in clauses (A) or (B) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions); provided that neither the Company nor its Subsidiaries shall settle or agree to settle and legal action which settlement involves a conduct remedy or injunction or similar relief or has a restrictive imposition on the Company’s business;

(Q)	New Lines of Business. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business, except in the ordinary course of business consistent with past practice and except for the expansion of the Company’s retail business;

(R)	Insurance. The Company shall, and shall cause its Subsidiaries, to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are reasonable for the nature of the property so insured and consistent with past practice;

(S)	Material Agreements. Except as set forth in Section 5.1(a)(ii)(S) of the Company Disclosure Schedule, the Company shall not, and shall not permit its Subsidiaries to, enter into, terminate or materially modify or amend any contract that is or would be a Company Material Contract; provided that (A) the foregoing shall apply solely to the extent permitted by applicable Law and (B) for the avoidance of doubt, this subsection (S) shall not prohibit the Company or any of its Subsidiaries from entering into those contracts which are otherwise expressly permitted to be entered into pursuant to Section 5.1(a)(ii);

(T)

Consummation of Transactions. Except as otherwise expressly provided for under Section 5.3 of this Agreement and only to the extent the Company is in compliance with all provisions of Section 5.3, the Company shall not, and shall not permit its Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions; and

(U)	General. The Company shall not, and shall not permit any of its Subsidiaries to, agree or commit, in writing or otherwise, to take any of the foregoing actions.

(b) Conduct of Business by Parent. From and after the date hereof and prior to earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory agency or commission applicable to Parent, (ii) as may be agreed to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1 of Parent Disclosure Schedule:

(i) Ordinary Course. Parent covenants and agrees with the Company that the business of Parent and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business consistent with past practice, and, to the extent consistent therewith, Parent and its Subsidiaries shall use commercially reasonable efforts to preserve intact their present business organizations, to keep available the services of their key officers and employees, to preserve their assets and properties, to preserve their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws, orders and permits of all Governmental Entities applicable to them; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b)(ii) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(ii) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned);

(A)	Governing Documents. Parent and its Subsidiaries shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B)	Dividends. Parent shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except the declaration and payment of dividends from a Subsidiary of Parent to Parent or to another wholly-owned Subsidiary of Parent;

(C)	Changes in Stock. Parent shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify, issue or authorize any securities, in lieu or substitution of, or take similar actions with respect to any of its capital stock, except for any such transaction in the ordinary course by a wholly-owned Subsidiary of Parent which remains a wholly-owned Subsidiary after consummation of such transaction and that does not adversely affect Parent;

(D)	Fundamental Changes. Parent shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructurings or reorganizations among Parent’s wholly-owned Subsidiaries in the ordinary course and that do not adversely affect Parent and other than any such transaction that is expressly permitted under Section 5.3 of this Agreement to the extent that Parent is in compliance with all provisions of Section 5.3;

(E)

Repayment of Indebtedness. Except for transactions between (x) Parent and its wholly-owned Subsidiaries or (y) among Parent’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, Parent shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of Parent or any of its Subsidiaries, other than (x) at or within 120 days of stated maturity, (y) any required amortization payments and mandatory prepayments and (z) indebtedness for borrowed money arising under the agreements disclosed in Section 5.1(b)(ii)(E) of the Parent Disclosure Schedule;

(F)	Acquisitions. Except as made in connection with any transaction solely between (x) Parent and a wholly-owned Subsidiary of Parent or (y) between wholly-owned Subsidiaries of Parent, in each case in the ordinary course and that do not adversely affect Parent, Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets for consideration valued in excess of $100,000 individually or $500,000 in the aggregate;

(G)	Capital Expenditures. Except (A) capital expenditures made in accordance with Parent’s ordinary course of business and consistent with past practices or (B) capital expenditures (1) required by Law or Governmental Entities, or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), Parent shall not, and shall not permit any of its Subsidiaries to make any capital expenditure;

(H)	Dispositions. Except (A) dispositions among Parent and its wholly-owned Subsidiaries, (B) dispositions among Parent’s wholly-owned Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, including allowing ceasing use of, abandoning, or allowing to lapse any Intellectual Property Rights owned or used by Parent or its Subsidiaries, in each case in the ordinary course of business consistent with past practice, (D) dispositions in amounts less than $100,000 individually or $500,000 in the aggregate, and (E) pledges and mortgages of property acquired by Parent as required pursuant to Parent debt instruments, Parent shall not, and shall not permit any of its Subsidiaries to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any person, Facilities or other assets;

(I)	Compensation Matters. Except as required by the terms of a Parent Benefit Plan set forth on Section 4.10(a) of the Parent Disclosure Schedule as of the date of this Agreement, by applicable Law, or as contemplated by Section 5.1(b)(ii)(I) of the Parent Disclosure Schedule, Parent shall not, and shall not permit any of its Subsidiaries, (x) except in the ordinary course of business consistent with past practice, to (A) increase the compensation or other benefits (including equity-based awards) payable or provided to Parent’s directors, executive officers, managers or employees, (B) enter into or amend any employment, change of control, severance or retention agreement with any current or future employee of Parent, or (C) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above or (y) enter into, accelerate any rights or benefits under, amend or renew any agreements with labor unions, including any pamphlets or collective bargaining agreements without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed);

(J)	Employee Headcount. Parent shall not, and shall not permit any of its Subsidiaries to, (A) increase its employee headcount in the aggregate by more than ten percent (10%) of the headcount projected in Parent’s budget as previously provided to Parent, or (B) reduce the number of employees in a manner which would implicate the WARN Act or any state or local Laws requiring notice with respect to layoffs or terminations;

(K)	Capital Stock of Parent. Except for transactions (x) among Parent and its wholly-owned Subsidiaries or (y) among Parent’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, Parent shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement, as required by the terms of any Parent Benefit Plan, or the express terms of any unexercisable or unexercised equity awards outstanding on the date hereof), other than (A) issuances of shares of Parent Common Stock in respect of any exercise of Parent Stock Options and settlement of any Parent Restricted Stock Units outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b)(ii), (B) the sale of shares of Parent Common Stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Parent Common Stock, to purchase Parent Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, and (C) the grant of equity compensation awards in the ordinary course of business in accordance with Parent’s customary compensation practices;

(L)	Redemptions or Repurchases of Subsidiaries’ Stock. Except for transactions (x) among Parent and its wholly-owned (directly or indirectly) Subsidiaries or (y) among Parent’s wholly-owned (directly or indirectly) Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights or options to acquire any such shares, other than pursuant to the terms of Parent Benefits Plan or the express terms of an equity award;

(M)	Incurrence of Indebtedness. Except as set forth in Section 5.1(b)(ii)(M) of the Parent Disclosure Schedule, Parent shall not, and shall not permit any of its Subsidiaries to, create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreement) or issue or sell any debt securities, other than (1) in the ordinary course of business consistent with past practice on terms that allow for prepayment at any time without penalty or (2) in connection with a refinancing of existing indebtedness as contemplated by the financial budgets of Parent previously provided to Parent,

(N)	Changes in Accounting Methods. Parent shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(O)	Tax Matters. Parent shall not, and shall not permit any of its Subsidiaries, to (A) initiate, settle or compromise any claim, action or proceeding relating to a material amount of Taxes, (B) make, change or revoke any material Tax election, (C) change any method of Tax accounting that is not required by GAAP, (D) file any material amended Tax Return or claim for refund of a material amount of Taxes, (E) enter into any closing agreement affecting any material Tax liability or refund of a material amount of Taxes or (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Taxes, provided, however, that Parent shall use reasonable efforts to consult with Parent in advance of any action under clause (A) above (determined without regard to materiality) and any other material Tax action under this Section 5.1(b)(ii)(O);

(P)	Legal Proceedings. Parent shall not, and shall not permit any of its Subsidiaries to, pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $250,000 in the aggregate in any consecutive 12-month period, (B) that have become due and payable prior to the date hereof or (C) that are reflected or reserved against in, or contemplated by, the most recent financial statements of Parent (in amounts not in excess of the amounts so reflected, reserved or contemplated) (provided that the exceptions set forth in clauses (A) or (B) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions); provided that neither Parent nor its Subsidiaries shall settle or agree to settle and legal action which settlement involves a conduct remedy or injunction or similar relief or has a restrictive imposition on Parent’s business;

(Q)	New Lines of Business. Parent shall not, and shall not permit any of its Subsidiaries to enter into any new line of business, except in the ordinary course of business consistent with past practice and except for the expansion of Parent’s retail business;

(R)	Insurance. Parent shall, and shall cause its Subsidiaries, to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are reasonable for the nature of the property so insured and consistent with past practice;

(S)	Material Agreements. Except as set forth in Section 5.1(b)(ii)(S) of the Parent Disclosure Schedule Parent shall not, and shall not permit its Subsidiaries to, enter into, terminate or materially modify or amend any contract that is or would be a Parent Material Contract; provided that (A) the foregoing shall apply solely to the extent permitted by applicable Law and (B) for the avoidance of doubt, this subsection (S) shall not prohibit Parent or any of its Subsidiaries from entering into those contracts which are otherwise expressly permitted to be entered into pursuant to Section 5.1(b)(ii);

(T)	Consummation of Transactions. Except as otherwise expressly provided for under Section 5.3 of this Agreement and only to the extent Parent is in compliance with all provisions of Section 5.3, Parent shall not, and shall not permit its Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions; and

(U)	General. Parent shall not, and shall not permit any of its Subsidiaries to, agree or commit, in writing or otherwise, to take any of the foregoing actions

Section 5.2 Investigation.

(a) Upon reasonable notice, each of the Company and Parent (a “Disclosing Party”) shall, and shall cause its Subsidiaries to, afford to (x) the officers and employees and (y) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such persons described in this clause (y), collectively, “Representatives”) of the other (a “Receiving Party”) reasonable access upon reasonable advance notice, during normal business hours throughout the period prior to the earlier of the Effective Time and the termination of this Agreement, to all of its available employees, properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, a Disclosing Party shall, and shall cause their respective Subsidiaries to, furnish promptly to the Receiving Party or its affiliates, officers, directors, employees and Representative, (i) access to each report, schedule and other document filed or received by the Disclosing Party or any of its Subsidiaries pursuant to the requirements of federal or state securities laws or filed with or sent to the SEC or any other federal or state regulatory agency or commission and (ii) access to all information concerning the Disclosing Party, such the Disclosing Party’s Subsidiaries, and its directors, officers and stockholders and such other matters as may be reasonably requested by the other party or its affiliates, officers, directors, employees and Representatives in connection with any filings, applications or approvals required or contemplated by this Agreement, but only to the extent that such access does not unreasonably interfere with the business or operations of such party and its Subsidiaries (and, to the extent required by applicable Law, access to personnel records will be provided only if authorized by the specific employees); provided, however, that the Disclosing Party may restrict the foregoing access and the disclosure of information to the extent that (i) in the reasonable judgment of the Disclosing Party, any Law applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable judgment of the Disclosing Party, the information is subject to confidentiality obligations to a third party, (iii) such disclosure would result in disclosure of any trade secrets or confidential strategic analyses and evaluations of the Disclosing Party or of third parties or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided that the Disclosing Party and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege); provided further, however, that with respect to clauses (i) through (iv) of this Section 5.2(a), the Disclosing Party shall use its commercially reasonable best efforts to (A) obtain the required consent of such third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to both parties; provided further, however, that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by such party herein. The Receiving Party agrees to indemnify and hold the other and its Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any director, officer, employee or Representative of the Disclosing Party, and any damage to or destruction of any property owned by the Disclosing Party or any of its Subsidiaries or others (including claims or liabilities for loss of use of any property) resulting from the action of any of the directors, officers, employees or Representatives of the Receiving Party (other than as directed by the Disclosing Party or any of its Subsidiaries or any of their respective directors, officers, employees or Representatives) during any visit to the business or property sites of the Disclosing Party or its Subsidiaries prior to the Closing Date, whether pursuant to this Section 5.2 or otherwise. During any visit to the business or property sites of the Disclosing Party or any of its Company Subsidiaries, the Receiving Party shall, and shall cause its affiliates, officers, directors, employees or Representatives accessing such properties to, comply with all applicable laws and all of the Disclosing Party and its Subsidiaries’ safety and security procedures and conduct itself in a manner that would not be reasonably expected to interfere with the operation, maintenance or repair of the assets of the Disclosing Party or its Subsidiaries. Each of the parties agrees (i) to provide the financial information necessary to determine the monthly calculations set forth on Section 3.1(c) of the Company Disclosure Schedule and Section 4.1(c) of the Parent Disclosure Schedule, respectively, (ii) to calculate such financial information in accordance with such party’s customary past practice and consistent with its historical methods, and (iii) such party’s monthly financial information shall be provided to the other party within 15 calendar days after the completion of the prior month.

(b) The parties hereto hereby agree that all information provided to them or their respective affiliates, officers, directors, employees and Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be “Evaluation Material” as such term is used in, and shall be treated in accordance with, the letter agreement, dated as of May 31, 2011, between Parent and the Company (the “Confidentiality Agreement”).

Section 5.3 Non-Solicitation.

(a) Each of the Company and Parent agrees that it shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making or submission of any Acquisition Proposal, (ii) furnish any nonpublic information regarding it or any of its Subsidiaries to any person (other than the other parties to this Agreement) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than the other parties to this Agreement) with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any

Acquisition Proposal or (v) enter into any letter of intent, agreement in principle or other agreement providing for any Acquisition Transaction (except as contemplated by Section 7.1(i)); provided, however, that this Section 5.3 shall not prohibit (A) Parent and the Company, or their respective Boards of Directors, directly or indirectly through any affiliate, director, officer, employee or Representative, prior to the receipt of such party’s Stockholder Approval, from furnishing nonpublic information regarding such party or any of such party’s respective Subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to (x) an unsolicited, written Acquisition Proposal that the Board of Directors of such party concludes in good faith, after consultation with its financial advisors, constitutes or could reasonably lead to a Superior Offer, or (y) an unsolicited inquiry relating to a Acquisition Proposal by a person that the Board of Directors of such party determines is credible and reasonably capable of making a Superior Offer (an “Inquiry”), if (1) such Acquisition Proposal or Inquiry did not result from a breach of this Section 5.3(a) (other than any such breach that is unintentional and immaterial in effect), (2) such party gives to the other party the notice required by Section 5.3(b) and (3) such party furnishes any nonpublic information provided to the maker of the Acquisition Proposal or Inquiry only pursuant to a confidentiality agreement between such party and such person on terms no less favorable to the other party than the Confidentiality Agreement (provided that such confidentiality agreement shall not in any way restrict such party from complying with its disclosure obligations under this Agreement, including with respect to such proposal), and such furnished information is delivered promptly to the other party (to the extent such information has not been previously furnished or made available by such party to the other party) or (B) Parent and the Company from taking and disclosing to its respective stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement and in no event shall such party or such party’s Board of Directors or a committee thereof take any action that would constitute a Change of Recommendation in respect of a Company Acquisition Proposal other than in compliance with Section 5.3(d).

(b) Each of Parent and the Company shall promptly, and in no event later than 24 hours, after its receipt of any Acquisition Proposal or any request for nonpublic information relating to it or any of its Subsidiaries in connection with an Acquisition Proposal, advise the other party orally and in writing of such Acquisition Proposal or request, including providing the identity of the person making or submitting such Acquisition Proposal or request, and, (x) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary of any such Acquisition Proposal or request that is made or submitted by any person during the period between the date hereof and the Closing. Each of Parent and the Company shall keep the other reasonably informed in all material respects on a current basis with respect to the status and details of, including any change to the status or material terms of, any such Acquisition Proposal.

(c) Upon the execution of this Agreement, each of the Company and Parent shall, and shall cause their respective Subsidiaries and their and their Subsidiaries respective officers, directors and employees, and shall use their reasonable best efforts to cause their and their Subsidiaries respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between or any of their Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than the parties to this Agreement) that relate to any Acquisition Proposal and, to the extent provided by the applicable confidentiality agreement or similar agreement governing such discussions, require any third party to such discussions to return to such party or to destroy all confidential information of such party and its Subsidiaries.

(d) Except as contemplated by this Section 5.3(d), neither the Board of Directors of Parent or the Company, respectively, nor any respective committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or publicly propose to withhold, withdraw, qualify or modify their respective Recommendations in a manner adverse to the other party, (B) fail to reaffirm or re-publish their respective Recommendations within five days of being requested by the other party to do so (provided that, the other party shall not make more than two such requests) or (C) approve, adopt or recommend any Acquisition

Proposal (each such action set forth in clauses (A) through (C) above being a “Company Change of Recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the confidentiality agreement referred to in Section 5.3(a)) or any tender offer providing for, with respect to, or in connection with any Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Parent or the Company, respectively, may at any time prior to receipt of their requisite Stockholder Approval, in respect of a Acquisition Proposal, (i) make a Change of Recommendation and/or (ii) terminate this Agreement pursuant to Section 7.1(i) of this Agreement, if and only if: (A) an Acquisition Proposal is made to such party by a third party, and such offer is not withdrawn; (B) such party’s Board of Directors determines after consultation with its financial advisors that such offer constitutes a Superior Offer; (C) the Board of Directors of such party determines in good faith (after consultation with outside legal counsel) that failure to take such action would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its duties under applicable Laws; (D) the Board of Directors of such party has provided to the other party five business days prior written notice of its intent to take such action (which notice shall include the reasonable details regarding the cause for, and nature of, such party’s Change of Recommendation) and, if requested by the other party, negotiate in good faith with the other party during such five business day period regarding revisions to this Agreement which would avoid such Change of Recommendation and/or termination.

The Board of Directors of Parent and the Company, respectively, may not, in respect of a Acquisition Proposal, make a Change of Recommendation in a manner adverse to the other party except in compliance in all respects with this Section 5.3(d) and Section 7.1(i). For the avoidance of doubt, a change of Recommendation to “neutral” is a Change of Recommendation.

(e) As used in this Agreement:

(i) “Acquisition Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest received from a third party (other than an offer, inquiry, proposal or indication of interest by a party to this Agreement) relating to any Acquisition Transaction;

(ii) “Acquisition Transaction” shall mean any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving either the Parent or the Company other than the Transactions; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “Group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of any class of equity securities of Parent or the Company; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Parent or the Company, and their respective Subsidiaries, taken as a whole; or (d) any liquidation or dissolution of Parent or the Company or any of their respective Subsidiaries; and

(iii) “Superior Offer” shall mean an Acquisition Proposal (provided that for purposes of this definition, references to 20% in the definition of Acquisition Transaction shall be deemed to be references to 50%) that Parent’s or the Company’s Board of Directors, as the case may be, determines, in good faith after consultation with its financial advisors and outside legal counsel taking into account all financial, legal and regulatory terms and conditions of Acquisition Proposal (including any conditions to and expected timing of consummation and, any risks of non-consummation of such Acquisition Proposal) to be more favorable to Parent or the Company, as the case may be, and its stockholders (in their capacity as stockholders) as compared to the Transactions, including the Merger, and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent or the Company, as the case may be.

Section 5.4 Proxy Statement; Company Stockholders’ Meeting.

(a) Joint Proxy Statement/Prospectus and Form S-4.

(i) As promptly as practicable after the date of this Agreement, Parent, Merger Sub and the Company shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Company Stockholders at the Company Stockholders Meeting and to the Parent stockholders at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Parent shall prepare, together with the Company, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of Parent Common Stock pursuant to the Transactions (the “Parent Stock Issuance”) (such Form S-4, and any amendments or supplements thereto, the “Form S-4”.

(ii) Each of Parent and the Company shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as practicable after their initial filing, to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby in accordance with the terms of this Agreement and to mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as practicable after the Form S-4 is declared effective. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC.

(iii) Each of Parent and the Company represents and warrants to the other, and covenants that, none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent and the Company shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. No representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.

(iv) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act rules and regulations thereunder. Parent shall use its reasonable best efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the Parent Stock Issuance, and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(v) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has been declared effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment or supplement of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, disseminated to the stockholders of Parent and the Company and, if required in connection therewith, proxies shall be re-solicited with respect thereto.

(vi) Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and any substantive correspondence and responses to SEC comments. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided that the Company, in connection with a Change in Company Recommendation, and Parent, in connection with a Change in Parent Recommendation, may amend or supplement the proxy statement for the Company, the proxy statement for Parent or the Form S-4 (including by incorporation by reference) to effect or reflect such change without the other party’s approval, by an amendment or supplement which effects or reflects a Change in Company Recommendation or a Change in Parent Recommendation (as the case may be); provided further that any such amendment or supplement is limited to (A) a Change in Company Recommendation or a Change in Parent Recommendation (as the case may be), (B) a discussion of the reasons of the Company Board of Directors or Parent Board of Directors (as the case may be) for making such Change in Company Recommendation or Change in Parent Recommendation (as the case may be) and (C) background information regarding the Company Board of Directors’ or Parent Board of Directors’ (as the case may be) deliberations and conclusions relating to the Change in Company Recommendation or Change in Parent Recommendation (as the case may be) or other factual information reasonably related thereto. Each party will provide the other party with a copy of all filings made with and written communications to the SEC.

(b) Company Stockholders Meeting. The Company shall duly take lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Company Change of Recommendation pursuant to Section 5.3, shall use its reasonable best efforts to solicit the adoption of this Agreement by its stockholders in accordance with applicable Law. The Company’s Board of Directors shall include the Company Recommendation in the Joint Proxy Statement/Prospectus and shall not make a Company Change of Recommendation, except as and to the extent permitted by Section 5.3.

(c) Parent Stockholders Meeting. Parent shall duly take all lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Parent Stockholders Meeting” and, together with the Company Stockholders Meeting, the “Required Stockholders Meetings”) for the purpose of obtaining the Parent Stockholder Approval with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Parent Change of Recommendation pursuant to Section 5.3, shall use its reasonable best efforts to solicit the approval of its stockholders of this Agreement by its stockholders in accordance with applicable Law. The Parent Board of Directors shall include the Parent Recommendation in the Joint Proxy Statement/Prospectus and shall not make a Parent Change of Recommendation, except as and to the extent permitted by Section 5.3. In addition, the Parent shall submit to a vote of its of its stockholders at the Parent Stockholders Meeting an amendment to its 2010 Equity Compensation Plan to increase the number of shares of Parent Common Stock available for grants to be made under such plan by 2,500,000 shares, which such additional shares of Parent shall be used for future grants to be made to all eligible employees at the discretion of the Compensation Committee of the Parent’s Board of Directors.

(d) The Company and Parent shall each use its reasonable best efforts to cause the Company Stockholders Meeting and the Parent Stockholders Meeting to be held on the same date. Once the Required Stockholders Meetings have been called and noticed, neither the Company nor Parent shall postpone or adjourn its respective Required Stockholders Meeting without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 5.5 Employee Matters.

(a) For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan. In addition, and without limiting the generality of the foregoing, (A) Parent shall cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Parent or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b) Parent agrees that it will use reasonable best efforts to cause all amounts due under Parent’s deferred compensation program to be paid in Parent Common Stock, based on the fair market value of Parent Common Stock on the date paid, on or prior to the Effective Time; provided, however, that Parent shall not be required to pay any amount in Parent Common Stock to the extent that shares are not available at such time of payment under existing Parent Registration Statements on Form S-8 as of the date of this Agreement; provided, further, that to the extent payments cannot be made in Parent Common Stock due to the previous clause, Parent agrees to use reasonable best efforts to delay such payments in Parent Common Stock, until an effective Registration Statement on Form S-8 is filed after the Effective Time represent shares approved by Parent stockholders as contemplated by Section 5.4(c) hereof. Parent agrees, covenants, represents, and warrants that all bonuses granted by Parent that are payable in Parent Common Stock, but have not been paid in Parent Common Stock prior to the date of this Agreement, whether or not vested, are valued based on the fair market value of Parent Common Stock on the date of payment.

(c) The Company agrees to use reasonable best efforts to cause any payments due, if any, under the Company’s 2011 Bonus Program to be paid to the recipients in Company Common Stock in lieu of cash, based on the fair marked value of Company Common Stock on the date paid; provided, however, the Company shall not be required to pay any amount in Company Common Stock to the extent that shares are not available at such time of payment under existing Company Registration Statements on Form S-8 as of the date of this Agreement.

Section 5.6 Regulatory Approvals; Third-Party Consents; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including Parent Approvals and the Company Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, Parent and the Company shall as promptly as practicable following the date of this Agreement, but in any event within 30 days, use reasonable best efforts to (i) make all necessary filings and thereafter make any other required submissions in respect of each of Parent Approvals and the Company Approvals, (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) subject to Section 5.6(b), take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions.

Section 5.7 Takeover Statute. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions. If any takeover plan or agreement may become, or purport to be, applicable to the Transactions, Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such plan or agreement on the Transactions.

Section 5.8 Public Announcements. Except with respect to a Company Change of Recommendation or any action taken by Parent or the Company or their Boards of Directors pursuant to, and in accordance with, Section 5.3 (or in response thereto), so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement relating to this Agreement or the Transactions and, except for any press release or public announcement as may be required by applicable Law, court process or any listing agreement with any national securities exchange, shall use reasonable efforts not to issue any such press release or make any such public announcement without consulting the other parties. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organization documents or in any agreement to which Company or any of its Subsidiaries is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. For a period of six years from the Effective

Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of Company’s and any of Company’s Subsidiaries’ certificate of incorporation or bylaws or similar organization documents in effect as of the date hereof or in any indemnification agreements of Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9 without limit as to time.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer and employee of Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (provided, that any Action may only be settled with the prior written consent of Parent, not to be unreasonably withheld) in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, (i) the Indemnified Party shall have the right to select its own counsel, which counsel shall be reasonably satisfactory to the Surviving Corporation, and (ii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the business corporation law of the Surviving Corporation’s state of incorporation and the certificate of incorporation or by-laws of the Surviving Corporation shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party. The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties. Parent shall cause the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained (on terms and conditions no less advantageous to the indemnified parties) in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Closing Date maintained by Parent and its Subsidiaries with respect to matters arising on or before the Effective Time either through Parent’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, however, that in lieu of the foregoing insurance coverage, the Company may direct Parent to purchase “tail” insurance coverage (on terms and conditions no less advantageous to the indemnified parties), at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six-year period provided for in this Section 5.9(c), that provides coverage no materially less favorable than the coverage described above.

(d) Parent shall cause the Surviving Corporation to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organization documents of Parent or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11 Notification of Certain Matters; Stockholder Litigation.

(a) Each of Parent and the Company shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the End Date.

(b) Prior to the Effective Time, each of the Company and Parent shall give prompt notice to the other, of any actions, suits, claims or proceedings commenced or, to the knowledge of such party, threatened against such party or its Subsidiaries which relate to this Agreement and the Transactions.

Section 5.12 Stock Listing. Parent shall use its reasonable best efforts to cause (i) the Shares of Parent Common Stock to be issued in the Merger and (ii) the shares of Parent Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Stock Option or Converted Restricted Stock Unit, to be approved for listing on the NYSE Amex, subject to official notice of issuance, prior to the Effective Time.

Section 5.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act with respect to the Company (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby).

Section 5.14 Tax Treatment.

(a) For U.S. federal income tax purposes, the Merger is intended to be a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the regulations promulgated under Section 368(a) of the Code and for the purpose of qualifying the Merger as a Tax-free transaction for U.S. federal income Tax purposes. Each of the parties shall use commercially reasonable efforts to cause the Merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code and will not take any action inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code. Each of Parent and the Company covenants and agrees to use its commercially reasonable efforts to defend in good faith all challenges to the treatment of the Merger as a reorganization as described in this Section 5.14, and none of the parties will take or cause to be taken any action which would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a). Each of Parent and Company agree that if such Party becomes aware of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, it will promptly notify the other parties in writing of such fact or circumstance. If applicable, each of Parent and the Company will comply with all reporting and record-keeping obligations set forth in the Code and the U.S. Department of Treasury regulations that are consistent with the Merger qualifying as a “reorganization” under the provisions of Section 368(a) of the Code. The parties acknowledge and agree to make such representations or warranties as to the qualification of the Merger as a reorganization under Section 368 of the Code as requested by counsel.

(b) For a period of one (1) year from the Effective Time, Parent will continue at least one (1) significant historic business line of the Company or use at least a significant portion of the Company’s historic business assets in a business, each within the meaning of U.S. Department of Treasury Regulation 1.368-1(d).

Section 5.15 Rights Plan. Parent shall take all further action (in addition to that referred to in Section 4.26) necessary in order to render the rights granted under the Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement. Prior to the Effective Time, Parent shall not terminate, waive any provision of, exempt any Person (other than the Company, its affiliates and Company Stockholders) from or amend the terms of the Rights Plan (or redeem the rights granted under the Rights Plan).

Section 5.16 Cooperation with Financing.

(a) Parent has delivered to the Company copies of a letter of intent of Bridge Bank, N.A. (the “Bridge Bank”), dated as of October 11, 2011, pursuant to which Bridge Bank, subject to the terms and conditions set forth therein, has summarized for discussion purposes the financing that Bridge Bank is interested in considering (the “Bank Letter”). Subject to the funding of the financing set forth in the Bank Letter in accordance with its terms, the aggregate proceeds of the financing contemplated by the Bank Letter shall be sufficient to enable Parent to consummate the transactions contemplated by this Agreement. Parent shall use reasonable best efforts to cause the financing contemplated by the Bank Letter, subject to the terms and conditions set forth therein, to be available at Closing; provided, however, that if funds in the amount set forth in the Bank Letter become unavailable to Parent on the terms and conditions set forth therein, Parent shall use its best reasonable efforts to obtain such funds to the extent available on terms and conditions no less favorable in the aggregate to Parent than as set forth in the Bank Letter (the “Alternate Financing”). The Company shall provide, shall cause the Company Subsidiaries to provide and shall use its reasonable best efforts to cause its and their Representatives to provide, such reasonable cooperation in connection with the arrangement of any debt financing as may be reasonably requested by Parent, including (a) participation in meetings, presentations, drafting sessions, and due diligence sessions, (b) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent to consummate such debt financing, (c) cooperating with the marketing efforts of Parent and its financing sources for any portion of such debt financing, reasonably facilitating the pledging of collateral and execution and delivery of definitive financing documents and customary deliverables and (e) using reasonable best efforts to obtain legal opinions and certificates as reasonably requested by Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval and Parent Stockholder Approval shall have been obtained.

(b) No (i) temporary restraining order or preliminary or permanent injunction or other order by any Federal or state court or other tribunal of competent jurisdiction preventing consummation of the Merger or (ii) applicable Federal or state law prohibiting consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c) The shares of (i) Parent Common Stock to be issued in the Merger and (ii) Parent Common Stock to be reserved for issuance upon exercise, vesting or payment under any Converted Stock Option or Converted Restricted Stock Unit shall have been approved for listing on the NYSE Amex, subject to official notice of issuance.

(d) The Form S-4 shall have become effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 shall be in effect.

(e) Parent shall have entered into the employment agreements with the certain persons listed on, and on terms substantially as those set forth in, Section 6.1(e) of the Parent Disclosure Schedule.

(f) Parent shall have received financing on the terms provided for in the Bank Letter or any Alternate Financing.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth herein (i) with respect to Section 4.2(a), Section 4.3(a), Section 4.20 and Section 4.21 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in all respects (except in the case of Section 3.2(a) for such inaccuracies as are de minimis in the aggregate) and (ii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) A Parent Material Adverse Effect shall not have occurred since the date hereof.

(d) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a) and 6.2(b) have been satisfied.

(e) Parent shall have received financing on the terms provided for in the Bank Letter or any Alternate Financing.

(f) Parent shall have received the third party consent set forth on Section 6.2(f) of the Company Disclosure Schedule.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment of, or the waiver by the Parent on or prior to the Effective Time of, the following conditions:

(a) The representations and warranties of the Company set forth herein (i) with respect to Section 3.2(a), Section 3.3(a), Section 3.19 and Section 3.20 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in all respects (except in the case of Section 3.2(a) for such inaccuracies as are de minimis in the aggregate) and (ii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) A Company Material Adverse Effect shall not have occurred, since the date hereof.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b), and 6.3(c) have been satisfied.

(e) The Company shall have received the third party consent set forth on Section 6.3(e) of the Parent Disclosure Schedule.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, as a basis either for not consummating the Transactions, including the Merger, or terminating this Agreement and abandoning the Transactions, including the Merger, on the failure of any condition set forth in Section(s) 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any material provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions, including the Merger, as required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company:

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or prior to the six (6) month anniversary of the date hereof (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement;

(c) by either Parent or the Company if any Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint;

(d) by either Parent or the Company if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and Company Stockholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.1(d) shall not be available to the Company where the failure to obtain Company Stockholder Approval shall have been caused by or related to the Company’s material breach of this Agreement;

(e) by either Parent or the Company if Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and Parent Stockholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.1(e) shall not be available to Parent where the failure to obtain Parent Stockholder Approval shall have been caused by or related to Parent’s material breach of this Agreement;

(f) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) is not cured within 30 days of receipt of the written notice contemplated by the proviso below in this Section 7.1(f) or cannot be cured by the End Date, provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (but no later than the expected Closing Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) is not cured within 30 days of receipt of the written notice contemplated by the proviso below in this Section 7.1(g) or cannot be cured by the End Date, provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (but no later than the expected Closing Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination;

(h) by Parent or the Company, in the event the other party or any of such other party’s Subsidiaries or their respective affiliates, directors, officers, employees or Representatives shall have breached in any material respect any of their respective obligations under Section 5.3;

(i) by the Company, at any time prior to obtaining Company Stockholder Approval, in order to enter into a written definitive agreement for a Company Superior Offer, if the Company has complied with its obligations under Section 5.3(d); provided, however, that any such purported termination by the Company pursuant to this Section 7.1(i) shall be void and of no force or effect unless Parent pays to Parent the Company Termination Fee in accordance with Section 7.2;

(j) by Parent, at any time prior to obtaining Parent Stockholder Approval, in order to enter into a written definitive agreement for a Parent Superior Offer, if Parent has complied with its obligations under Section 5.3(d); provided, however, that any such purported termination by Parent pursuant to this Section 7.1(j) shall be void and of no force or effect unless Parent pays to the Company Parent Termination Fee in accordance with Section 7.2;

(k) by Parent, if there has been a Company Change of Recommendation; or

(l) by the Company, if there has been a Parent Change of Recommendation.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the provisions of Sections 7.2, 8.2, 8.4, 8.5 and 8.6), and there shall be no other liability on the part of Parent or the Company to the other except under such provisions, or for liability arising out of fraud or intentional or material breach of this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2 Effect of Termination.

(a) Parent and the Company agree that (i) if this Agreement is terminated by (A) Parent pursuant to Section 7.1(h) or Section 7.1(k) or (B) the Company pursuant to Section 7.1(i) or (ii) (A) if this Agreement is terminated by Parent pursuant to Section 7.1(g)and the breach or other circumstance giving rise to such termination was willful, or by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), (B) prior to any such termination, any person (other than Parent or its affiliates) shall have made a Company Acquisition Proposal which shall have been publicly announced or disclosed (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) and (C) within twelve months after such termination of this Agreement, the Company shall have entered into an agreement to consummate, or shall have consummated, a Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee. Any Company Termination Fee shall be paid to Parent by the Company in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to clause (i)(B) above, (y) within five business days after termination in the case of a termination pursuant to clause (i)(A) above and (z) upon the execution of or entrance into a definitive agreement with respect to a Company Acquisition Transaction in the case of a termination pursuant to clause (ii) above.

(b) Parent and the Company agree that (i) if this Agreement is terminated by (A) the Company pursuant to Section 7.1(h) or Section 7.1(l) or (B) Parent pursuant to Section 7.1(j) or (ii) (A) if this Agreement is terminated by the Company pursuant to Section 7.1(f) and the breach or other circumstance giving rise to such termination was willful, or by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(e), (B) prior to any such termination, any person (other than the Company or its affiliates) shall have made a Parent Acquisition Proposal which shall have been publicly announced or disclosed (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Parent Acquisition Proposal) and (C) within twelve months after such termination of this Agreement, Parent shall have entered into an agreement to consummate, or shall have consummated, a Parent Acquisition Transaction, then the Parent shall pay to the Company the Parent Termination Fee. Any Parent Termination Fee shall be paid to the Company by Parent in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to clause (i)(B) above, (y) within five business days after termination in the case of a termination pursuant to clause (i)(A) above and (z) upon the execution of or entrance into a definitive agreement with respect to a Parent Acquisition Transaction in the case of a termination pursuant to clause (ii) above.

(c) As used in this Agreement, “Company Termination Fee” shall mean $500,000.

(d) As used in this Agreement, “Parent Termination Fee” shall mean $500,000.

(e) Upon payment of Company Termination Fee in accordance with this Section 7.2, the Company shall have no further liability to the Parent or its stockholders with respect to this Agreement or the Transactions; provided, that nothing herein shall release any party from liability for intentional breach or fraud. The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(f) Upon payment of Parent Termination Fee in accordance with this Section 7.2, Parent shall have no further liability to the Company or its stockholders with respect to this Agreement or the Transactions;

provided, that nothing herein shall release any party from liability for intentional breach or fraud. The parties acknowledge and agree that in no event shall Parent be required to pay Parent Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Survival. The parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Article VII and, in the event of the termination of this Agreement pursuant to Article VII, all references to “the date hereof” in the Confidentiality Agreement shall be deemed to be the date of such termination None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as otherwise provided in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with (a) the Laws of the State of Nevada with respect to matters, issues and questions relating to the Merger or the duties of the Board of Directors of Parent or Merger Sub, (b) the Laws of the State of Delaware with respect to matters, issues and questions relating to the fiduciary duties of the Board of Directors of the Company and (c) the Laws of the State of Delaware with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Federal court located in the state of Delaware. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement to enforce specifically the terms and provisions hereof in any Delaware state court or any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided, that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To the Company:	Vertro, Inc. 143 Varick Street New York, New York 10013

Facsimile: Attention:	(212) 736-9121 John B. Pisaris, General Counsel

with copies to:	Porter, Wright, Morris & Arthur, LLP 41 S. High Street, Suite 2800 Columbus, Ohio 43215

Facsimile: Attention:	(614) 227-2100 Jeremy D. Siegfried, Esq.

To Parent or Merger Sub:	Inuvo, Inc. 15550 Lightwave Drive, Suite 300 Clearwater, Florida 33760

Facsimile: Attention:	(727) 683-9342 Wallace D. Ruiz, Chief Financial Officer

with copies to:	Schneider Weinberger LLP 2200 Corporate Boulevard, N.W., Suite 210 Boca Raton, Florida 33431

Facsimile:	(561) 362-9612
Attention:	James M. Schneider, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Disclosure Schedule. The parties hereto agree that any reference in a particular Section of either Parent Disclosure Schedule or the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement (regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either Parent Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

Section 8.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder except (i) as specifically provided in Section 5.9, and (ii) that the Company shall have the right to pursue damages on behalf of its stockholders in the event of Parent or Merger Sub’s breach or wrongful termination of this Agreement, which right is hereby acknowledged by Parent and Merger Sub.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE Amex require further approval of the stockholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of Parent. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 Obligations of the Company and of Parent. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires the Merger Sub to take any action, such requirements shall be deemed to include an undertaking on the part of the Parent to cause the Merger Sub to take such action.

Section 8.14 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.16 Further Assurances. Each party will execute such further documents and instruments and take such further actions as may reasonably be requested by any other party in order to consummate the Transaction in accordance with the terms hereof.

Section 8.17 Definitions. References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the persons listed in Section 8.17 of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the persons listed in Section 8.17 of the Company Disclosure Schedule. As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VERTRO, INC.

By:	/s/ John B. Pisaris
Name: John B. Pisaris
Title: General Counsel and Secretary

ANHINGA MERGER SUBSIDIARY, INC.

By:	/s/ Richard K. Howe
Name: Richard K. Howe
Title: Chief Executive Officer

INUVO, INC.

By:	/s/ Richard K. Howe
Name: Richard K. Howe
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Agreement and Plan of Merger, by and among Vertro, Inc., Inuvo, Inc., and Anhinga Merger Subsidiary, Inc., dated October 16, 2011, have not been provided herein:

Schedules

Company Disclosure Schedule

Section 1.9 – Designated Directors

Section 3.1(b) – Qualification, Organization, Subsidiaries, etc.

Section 3.1(c) – Company Material Adverse Effect

Section 3.3 – Corporate Authority Relative to this Agreement; No Violation

Section 3.4 – SEC Reports and Financial Statements

Section 3.7 – Investigations; Litigation

Section 3.9 – Tax Matters

Section 3.10 – Employee Benefit Plans

Section 3.16 – Intellectual Property

Section 3.17 – Material Contracts

Section 5.1 – Conduct of Business by the Company

Section 6.2 – Conditions to Obligation of the Company to Effect the Merger

Section 8.17 – Definitions

Parent Disclosure Schedule

Section 4.1(b) – Qualification, Organization, Subsidiaries, etc.

Section 4.1(c) – Parent Material Adverse Effect

Section 4.2 – Stock

Section 4.3 – Corporate Authority Relative to this Agreement; No Violation

Section 4.7 – Investigations; Litigation

Section 4.9 – Tax Matters

Section 4.10 – Employee Benefit Plans

Section 4.16 – Intellectual Property

Section 4.17 – Material Contracts

Section 5.1 – Conduct of Business by the Parent

Section 6.1(e) – Employment Agreements

Section 6.3 – Conditions to Obligations of the Parent to Effect the Merger

Section 8.17 – Definitions

Exhibits

N/A

Vertro, Inc. and Inuvo, Inc. agree to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Appendix B

October 16, 2011

Personal and Confidential

Board of Directors

Inuvo, Inc.

15550 Lightwave Drive Third Floor

Clearwater, FL 33760

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Inuvo, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Acquisition Subsidiary (“Merger Sub”), a wholly owned subsidiary of the Company, with Vertro, Inc. (“Target”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), to be entered into among the Company, Merger Sub and Target, Target will become a wholly owned subsidiary of the Company and each outstanding share of common stock of Target, par value $0.005 per share, will be converted into the right to receive 1.385 shares of the Company common stock, par value $0.001 per share (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not otherwise defined will have the same meaning as in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee from the Company for providing this opinion, which is not contingent upon consummation of the Merger. We were retained to act as financial advisor to the Company in this transaction and will receive compensation that is contingent upon successful completion of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. In 2010, we were engaged to assist the Company with respect to certain strategic matters and received a partial retainer in connection with that engagement. Earlier in 2011, we were engaged by the Company to assist in raising capital which was not completed. We may seek to be engaged for compensation in the future to perform investment banking services for the Company.

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft of the Agreement dated October 6, 2010; (ii) reviewed certain business, financial and other information and data with respect to the Company and Target publicly available or made available to us from internal records of the Company and Target; (iii) reviewed certain internal financial projections for the Company and Target on a stand-alone basis prepared for financial planning purposes and furnished to us by the management of the Company and Target; (v) conducted discussions with members of the senior management of the Company and Target with respect to the business and prospects of the Company; (vi) reviewed the reported prices and trading activity of Company and Target common stock and similar information for certain other companies deemed by us to be comparable to the Company and Target; (vii) compared the financial performance of the Company and Target with that of certain other publicly traded companies deemed by us to be comparable to the Company; and (viii) performed a discounted cash flows analysis for the Company and Target on a stand-alone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with us, reviewed by us, provided to us or otherwise made available to us, and have not attempted to independently verify, and have not assumed responsibility for the independent verification of, such information. We have further relied upon the assurances of the Company’s and Target’s management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that there have been no material changes in the Company’s and Target’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company is not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger. With respect to financial forecasts, estimates of net operating loss tax benefits and other estimates and forward-looking information relating to the Company and Target and the Merger reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and Target’s management. We express no opinion as to any financial forecasts, net operating loss or other estimates or forward looking information of the Company or the assumptions on which they were based.

We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions. We have assumed that the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or alter the terms of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. The analyses we performed in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which either the Company or its affiliates is a party or may be subject and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.

This opinion is necessarily based upon the information available to us, facts and circumstances and economic, market and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company have traded or such stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is furnished pursuant to our engagement letter dated June 24, 2011. This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. Notwithstanding the foregoing, the Board of Directors of the Company is authorized to rely upon this opinion. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved by the Craig-Hallum fairness opinion committee.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Exchange Ratio set forth in the Agreement and does not address any other terms or agreement relating to the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or Target; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Target, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Target or the ability of the Company or Target to pay its obligations when they come due. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger. We express no opinion as to the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Sincerely,

Appendix C

October 16, 2011

CONFIDENTIAL

Board of Directors

Vertro, Inc.

143 Varick Street

New York, NY 10013

Members of the Board:

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio (as defined below) to the holders of the issued and outstanding common stock, $0.005 par value per share (the “Vertro Common Stock”), of Vertro, Inc. (“Vertro” or the “Company”), pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”), by and among the Company, Inuvo, Inc. (“Inuvo”), and Anhinga Merger Subsidiary, Inc. (“Merger Sub”), pursuant to which, among other things, (a) the Merger Sub will merge with and into the Company (the “Transaction”), (b) the Company will become a wholly-owned subsidiary of Inuvo, and (c) each issued and outstanding share of Vertro common stock, shall be canceled and automatically converted into the right to receive 1.546 (the “Exchange Ratio”) fully paid and nonassessable shares of Inuvo’s common stock, $0.001 par value per share (“Inuvo Common Stock”), together with any cash paid in respect to fractional shares.

In arriving at the Opinion, America’s Growth Capital has reviewed and considered the following financial and other information (the “Information”) and other matters as we have deemed relevant, including among other things:

i.	The draft of the Agreement dated October 15, 2011;

ii.	Certain publicly-available business, financial and other information about Vertro and Inuvo;

iii.	Certain information furnished to America’s Growth Capital by Vertro’s management, including financial forecasts and analyses, related to the business, operations and prospects of Vertro, including, among other things, certain cost-savings and operating synergies projected by Vertro’s management to result from the Transaction (the “Vertro Forecasts”);

iv.	Certain information furnished to America’s Growth Capital by Inuvo’s management and their respective financial advisor, including financial forecasts and analyses, related to the business, operations and prospects of Inuvo;

v.	Discussions with the management and Board of Directors of Vertro concerning the business, past and current operations, financial condition and future prospects of Vertro, including the Vertro Forecasts;

vi.	Discussions and negotiations among representatives of Vertro, Inuvo and their respective financial advisors;

vii.	A comparison of the historical and present financial condition of Vertro with those of other companies that America’s Growth Capital deemed relevant;

viii.	A comparison the proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that America’s Growth Capital deemed relevant;

Board of Directors

Vertro, Inc.

October 16, 2011

ix.	The results of America’s Growth Capital’s efforts to solicit indications of interest and definitive proposals with respect to a sale of the Company;

x.	The potential pro forma impact of the Transaction;

xi.	An analysis of the discounted cash flows of Vertro and the Vertro / Inuvo combination;

xii.	The stock price and trading history of Vertro and Inuvo Common Shares; and

xiii.	Other information and analyses to the extent deemed relevant by America’s Growth Capital.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without any independent investigation on our part, upon the accuracy and completeness of all financial and other information provided to us by the Company and Inuvo or that was prepared by the Company and Inuvo and is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or attempted to independently verify, the Information, and we are not aware of any material inaccuracies. We have not performed a formal valuation, or independently verified the value of a share of Vertro’s and Inuvo’s outstanding shares, and our Opinion does not address and should not be construed to address, the value of a share of Vertro Common Stock or Inuvo Common Stock. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that it is unaware of any facts that would make the Information incomplete or misleading in any material respect. We have, with your consent, assumed that the Vertro Forecasts that we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. We have not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company, and we understand that the Company has relied and will rely only on the advice of the Company’s legal counsel as to such matters. Our Opinion does not address any legal, regulatory, tax or accounting matters. Our services to the Company in connection with the Transaction have been comprised of (i) advising members of the Company’s management and Board of Directors regarding financial matters relevant to the Transaction, and (ii) rendering an Opinion as to the fairness, from a financial point of view, to the holders of the Vertro Common Stock of the Exchange Ratio to be received by such holders. The Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion (except upon the request of the Company in accordance with our engagement letter) and we expressly disclaim any responsibility to do so (except as provided in our engagement letter with the Company).

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct as of the date of the Opinion, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction to the holders of Vertro Common Stock. We have assumed that the final form of the Agreement will be substantially similar to the draft Agreement dated October 15, 2011.

Board of Directors

Vertro, Inc.

October 16, 2011

In preparing the Opinion, America’s Growth Capital performed a variety of financial and comparative analyses that it considered reasonable and appropriate to the Transaction. The preparation of a fairness Opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness Opinion is not readily susceptible to partial analysis or summary description. America’s Growth Capital arrived at its ultimate Opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, America’s Growth Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and Opinion.

In its analyses, America’s Growth Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Vertro’s control. No company, transaction or business used in America’s Growth Capital’s analyses as a comparison is identical to Vertro or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in America’s Growth Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, America’s Growth Capital’s analyses are inherently subject to substantial uncertainty.

It is understood that this letter is intended exclusively for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and shall not be disclosed to any third party or circulated or referred to publicly without our prior written consent. Reference to or reproduction of our Opinion or reference to America’s Growth Capital included in any joint proxy statement/prospectus or similar disclosure made to the stockholders of the Company, or any filing with the Securities and Exchange Commission, shall be permitted only by reference to the Opinion and only if it is reproduced in full. Any other references to us or to our Opinion or advice must be approved by us in writing in advance (which approval will not be unreasonably withheld, conditioned or delayed). This letter does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or to take any action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address and should not be construed to address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction or alternative business strategies that may be available to the Company. Nor have we been requested to opine as to, and our Opinion does not in any manner address, the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Exchange Ratio to the holders of Vertro Common Stock.

We have acted as the Company’s financial advisor in connection with the Agreement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will also be entitled to receive a fee upon delivery of our Opinion, without regard to whether our Opinion is accepted or whether the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed limited investment banking and financial services for Vertro in the past.

Board of Directors

Vertro, Inc.

October 16, 2011

This Opinion was reviewed and approved by a fairness committee of America’s Growth Capital.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our Opinion that, as of the date hereof, the Exchange Ratio to be paid in the Transaction to the holders of the Vertro Common Stock is fair to such holders from a financial point of view.

Very truly yours,

/s/ America’s Growth Capital, LLC

America’s Growth Capital, LLC

ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov	Appendix D

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Inuvo, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
Article IV - Stock is hereby deleted in its entirety and replaced with the text set forth in Exhibit A attached hereto and incorporated herein by such reference.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 8-31-11

D-1

EXHIBIT A

TO CERTIFICATE OF AMENDMENT

FOR INUVO, INC.

(PURSUANT TO NRS 78.385 AND 78.390)

ARTICLE IV - STOCK

A.	Common Stock.

The aggregate number of shares of Common Stock which the Corporation shall have the authority to issue is 40,000,000 shares at a par value of $0.001 per share. All stock when issued shall be fully paid and non-assessable. The Board of Directors of the Corporation may, at its discretion and by resolution of the majority of all of the members of the Board of Directors at the time of such resolution, issue any authorized but unissued Common Stock of the Corporation which has not been reserved for issuance upon the exercise of any outstanding warrants, options or other document evidencing the right to acquire the Common Stock of the Corporation.

Each share of Common Stock shall be entitled to one vote at any meeting of the Corporation’s shareholders duly called for in accordance with the Nevada Revised Statutes, either in person or by proxy. Cumulative voting shall not be permitted for the election of individuals to the Corporation’s Board of Directors or for any other matters brought before any meeting of the Corporation’s shareholders, regardless of the nature thereof. Shareholders of the Corporation’s Common Stock shall not be entitled to any pre-emptive or preferential rights to acquire additional Common Stock of the Corporation.

B.	Preferred Stock.

The aggregate number of shares of Preferred Stock which the Corporation shall have the authority to issue is 500,000 shares, $0.001 par value, which may be issued in such series, with such designations, stated values, rights, qualification or limitations as determined solely by the Board of Directors of the Corporation.

D-2

Appendix E

AMENDMENT NO. 1

TO THE

INUVO, INC. 2010 EQUITY COMPENSATION PLAN

Section 4.1 of the Inuvo, Inc. 2010 Equity Compensation Plan (the “Plan”) is hereby deleted in its entirety and replaced with the following:

4.1 Number of Shares. The total number of shares of Common Stock reserved and available for issuance under the Plan shall be two million five hundred thousand (2,500,000) million shares. Shares of Common Stock under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. The number of shares of Common Stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2011, by an amount equal to one percent (1%) of the total number of shares of Common Stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed 250,000 shares of Common Stock. If any shares of Common Stock that have been granted pursuant to a Stock Option cease to be subject to a Stock Option, or if any shares of Common Stock that are subject to any Stock Appreciation Right, Restricted Stock, Deferred Stock Award, or Other Stock-Based Award granted hereunder are forfeited or any such Award otherwise terminates without a payment being made to the Holder in the form of Common Stock, such shares shall again be available for distribution in connection with future grants and Awards under the Plan.

Except as provided herein, all other terms and conditions of the Plan remain in full force and effect. The foregoing amendment was approved by the Company’s Board of Directors on                     , 2012 pursuant to Section 11 of the Plan and by the Company’s stockholders on                     , 2012. All terms not otherwise defined herein shall have the same meaning as in the Plan. This Amendment No. 1 to the Plan is effective as of                     , 2012.

INUVO, INC.

By:
Wallace D. Ruiz, Chief Financial Officer

E-1